Exhibit 99.4

Execution Version SUPPORT AGREEMENT SUPPLEMENT WHEREAS , Sagard Credit Partners, LP, Sagard Credit Partners (Cayman), LP, LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC and OC II LVS XIV LP (collectively, the “ Lenders ”) and Just Energy Group Inc . (the “ Company ” or “ Just Energy ”) executed a Support Agreement on July 8 , 2020 (the “ Support Agreement ”) regarding a recapitalization transaction to be implemented pursuant to a plan of arrangement under the Canada Business Corporations Act (the “ CBCA ”) in respect of the Company . AND WHEREAS , the Company filed a plan of arrangement dated July 17 , 2020 (the “ Original Plan ”) in its CBCA proceedings . AND WHEREAS the Company wishes to amend and restate the Original Plan, substantially in the form of the Amended & Restated Plan of Arrangement attached as Schedule A hereto (the “ A&R Plan ”) . AND WHEREAS in connection with and pursuant to the terms of the A&R Plan, the Lenders will subscribe for common shares of the Company (the “ Common Shares ”) . NOW THEREFORE , the Company and the Lenders (each a “ Party ” and, collectively, the “ Parties ”) hereby agree as follows : 1. Private Placement Subject to satisfaction of the terms and conditions set out in the Support Agreement and the A&R Plan, each of the Lenders set out in Schedule B severally and not jointly agree to subscribe for and receive on the Effective Date the number of New Common Shares (as defined in the A&R Plan) listed beside its respective name on Schedule B for an aggregate of 1 , 075 , 615 New Common Shares and at a purchase price of C $ 3 . 412 per New Common Share for an aggregate amount of approximately C $ 3 , 670 , 000 (the “ Private Placement Shares ”), all as referred to in the A&R Plan and in accordance with the terms and conditions therein, and all to be registered in the names of the Lenders listed on Schedule B in accordance with the registration details previously provided by the Lenders to the Company’s legal counsel . 2. A&R Plan Each Lender hereby acknowledges and agrees that the A&R Plan is in form and substance acceptable to such Lender . For greater certainty, any further amendments to the A&R Plan remain subject to the approval of the Lenders in accordance with the Support Agreement . 3. New Term Loan/Credit Agreement Amendment Schedule “A” to the Term Sheet, as defined in the Support Agreement, is hereby replaced by Schedule C hereto, and Schedule “C” to the Term Sheet is hereby replaced by Schedule D hereto .

2 4. Representations and Warranties of the Lenders Each Lender, severally and not jointly, hereby represents and warrants to the Company that as of the date hereof: (a) it (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Supplement ; (ii) has conducted its own analysis and made its own decision to enter into this Supplement ; (iii) has obtained such independent advice in this regard as it deemed appropriate ; and (iv) has not relied in such analysis or decision on any Person other than its own independent advisors ; (b) this Supplement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by the other Parties, this Supplement constitutes a legal, valid and binding obligation of such Lender, enforceable against such Lender in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity ; and (c) it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all approvals necessary to execute and deliver this Supplement and to perform its obligations hereunder . 5. The Company’s Representations and Warranties The Company represents and warrants to each of the Lenders that as of the date hereof: (a) it (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Supplement ; (ii) has conducted its own analysis and made its own decision to enter into this Supplement ; (iii) has obtained such independent advice in this regard as it deemed appropriate ; and (iv) has not relied in such analysis or decision on any Person other than its own independent advisors ; (b) this Supplement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by all Parties, this Supplement constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity ; and (c) the execution and delivery of this Supplement by it and the completion by it of the transactions contemplated herein do not and will not in any material respect, (i) violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties or assets or material subsidiaries or (ii) result (with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any

3 consent to be obtained under its certificate of incorporation, articles, bylaws or other constating documents. The Company represents and warrants to each of the Lenders that, as of the closing of the transactions contemplated hereby, the Private Placement Shares issued to the Lenders hereunder will be duly authorized, validly issued, fully paid and non - assessable and the Private Placement Shares shall be subject to the applicable transfer restrictions under U . S . securities laws . 6. Miscellaneous (a) All references in the Support Agreement and Schedule A thereto shall as of and following the date hereof be interpreted as follows : (a) references to the Support Agreement shall mean the Support Agreement as amended and supplemented by this Supplement ; (b) references to the Plan shall mean the A&R Plan ; and (c) references to the Recapitalization Transaction shall mean the Recapitalization Transaction as amended by the A&R Plan . (b) In accordance with section 8 (a) and other provisions of the Support Agreement, all documents relating to the New Subordinated Notes, as defined in the A&R Plan, shall be in form and substance acceptable to the Lenders, acting reasonably . (c) The headings in this Supplement are for reference only and shall not affect the meaning or interpretation of this Supplement . (d) The representations and warranties of the parties contained herein shall survive the closing of the transactions contemplated hereby for a period of one (1) year . (e) Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders . (f) This Supplement, together with the Support Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof . (g) This Supplement may be modified, amended or supplemented as to any matter in writing (which may include e - mail) by the Company and the Lenders . (h) Any Person signing this Supplement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Supplement on behalf of the Party he/she represents and that his/her signature upon this Supplement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Parties hereto have relied upon such representation and warranty . ( i) This Supplement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and all actions or proceedings

4 arising out of or relating to this Supplement shall be heard and determined exclusively in the courts of the Province of Ontario. ( j) It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Supplement and each non - breaching Party shall be entitled, in addition to any other remedy that may be available under applicable law, to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of such obligations . (k) Unless expressly stated otherwise herein, this Supplement is intended to solely bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors, administrators and representatives . No other person or entity shall be a third party beneficiary hereof . ( l) No Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Supplement without the prior written consent of the other Parties hereto . (m) This Supplement may be executed by electronic means and in one or more counterparts, all of which shall be considered one and the same agreement. [Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF , each of the undersigned has caused this Supplement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above. JUST ENERGY GROUP INC. Per: “James Brown” Name: James (Jim) Brown Title: Chief Financial Officer

- 2 - SAGARD CREDIT PARTNERS, LP, BY ITS GENERAL PARTNER, SAGARD CREDIT PARTNERS GP, INC. Per: Per: SAGARD CREDIT PARTNERS (CAYMAN), LP, BY ITS GENERAL PARTNER, SAGARD CREDIT PARTNERS GP, INC. Per: Per:

- 3 - LVS III SPE XV LP BY: LVS III GP LLC, ITS GENERAL TOCU XVII LLC OC II LVS XIV LP BY: OC II GP I LLC, ITS GENERAL PARTNER

SCHEDULE “A” Amended & Restated Plan of Arrangement

Court File No. CV - 20 - 00643596 - 00CL ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT , R.S.C. 1985, c. C - 44, AS AMENDED AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF JUST ENERGY GROUP INC. AND 12175592 CANADA INC. PLAN OF ARRANGEMENT August 25, 2020

TABLE OF CONTENTS P age ARTICLE 1 INTERPRETATION................................................................................................. 1 1.1 Definitions.............................................................................................................. 1 1.2 Articles of Reference ........................................................................................... 14 1.3 Interpretation Not Affected by Headings............................................................. 14 1.4 Gender and Number ............................................................................................. 14 1.5 Date for any Action.............................................................................................. 14 1.6 Time ..................................................................................................................... 14 1.7 Statutory References ............................................................................................ 14 1.8 Successors and Assigns........................................................................................ 14 1.9 Currency............................................................................................................... 14 1.10 Governing Law .................................................................................................... 15 ARTICLE 2 TREATMENT OF NOTEHOLDERS AND EXISTING SHAREHOLDERS....... 15 2.1 Treatment of Senior Unsecured Debtholders....................................................... 15 2.2 Treatment of Convertible Debentureholders ....................................................... 15 2.3 Treatment of Existing Equity Holders ................................................................. 16 2.4 Treatment of Backstoppers .................................................................................. 17 2.5 Unaffected Persons .............................................................................................. 17 ARTICLE 3 PRIVATE PLACEMENT....................................................................................... 17 3.1 Issuance of Private Placement Shares .................................................................. 17 ARTICLE 4 ISSUANCES, DISTRIBUTIONS AND ELECTIONS .......................................... 17 4.1 Delivery of New Term Loans .............................................................................. 17 4.2 Delivery of New Subordinated Notes .................................................................. 17 4.3 Delivery of New Common Shares ....................................................................... 18 4.4 No Liability in Respect of Deliveries .................................................................. 18 4.5 Election to Participate in New Equity Offering ................................................... 19 ARTICLE 5 ARRANGEMENT .................................................................................................. 19 5.1 Corporate Authorizations..................................................................................... 19 5.2 Articles of Arrangement and Effective Date. ...................................................... 19 5.3 Binding Effect ...................................................................................................... 19 5.4 The Arrangement ................................................................................................. 20 5.5 Securities Law Matters ........................................................................................ 24 5.6 Stated Capital ....................................................................................................... 25 - i -

TABLE OF CONTENTS (continued) P age ARTICLE 6 IMPLEMENTATION OF ARRANGEMENT ....................................................... 25 6.1 Withholding Rights .............................................................................................. 25 6.2 Allocation of Payments........................................................................................ 25 6.3 Fractional Interests............................................................................................... 26 6.4 Calculations.......................................................................................................... 26 ARTICLE 7 RELEASES ............................................................................................................. 26 7.1 Release of Released Parties and Extinguishment of Affected Equity Claims .................................................................................................................. 26 7.2 Injunctions............................................................................................................ 27 7.3 Existing Equity Class Action Claims................................................................... 27 ARTICLE 8 CONDITIONS PRECEDENT TO PLAN IMPLEMENTATION.......................... 28 8.1 Conditions Precedent to Implementation of this Plan.......................................... 28 8.2 Effectiveness ........................................................................................................ 28 ARTICLE 9 MISCELLANEOUS ............................................................................................... 29 9.1 Waiver of Defaults ............................................................................................... 29 9.2 Amendments to the Plan of Arrangement............................................................ 29 9.3 Consents, Waivers and Agreements .................................................................... 30 9.4 Paramountcy ........................................................................................................ 30 9.5 Credit Facility Lenders ........................................................................................ 31 9.6 Deeming Provisions ............................................................................................. 31 9.7 Severability .......................................................................................................... 31 9.8 Term Loan Debtholders and Initial Backstoppers ............................................... 31 9.9 Convertible Debentureholders ............................................................................. 32 9.10 Notices ................................................................................................................. 32 9.11 Further Assurances............................................................................................... 33 - ii -

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT ARTICLE 1 I N TE RPR ET A TION 1.1 Definitions “ $ 100 Million Convertible Debentures ” means the $ 100 , 000 , 000 aggregate principal amount of 6 . 75 % convertible unsecured senior subordinated debentures of the Company maturing March 31 , 2023 , issued on February 22 , 2018 pursuant to the $ 100 Million Debenture Indenture . “ $ 100 Million Debenture Indenture ” means the trust indenture made as of February 22 , 2018 between the Company and the $ 100 Million Debenture Trustee, as may be supplemented, amended or restated from time to time . “ $ 100 Million Debenture Trustee ” means Computershare as trustee under the $ 100 Million Debenture Indenture . “ 121 Canada ” means 12175592 Canada Inc . “ $ 150 Million Bond Trustee ” means U . S . Bank Trustees Limited as trustee under the $ 150 Million Convertible Bonds Trust Deed . “ $ 150 Million Convertible Bonds ” means the US $ 150 million aggregate principal amount of the 6 . 5 % convertible bonds of the Company issued on January 29 , 2014 , pursuant to the $ 150 Million Convertible Bonds Trust Deed . “ $ 150 Million Convertible Bonds Trust Deed ” means the trust deed dated as of January 29 , 2014 , between the Company, the $ 150 Million Bond Trustee and Elavon Financial Services Limited, UK Branch . “ $ 160 Million Convertible Debentures ” means the $ 160 , 000 , 000 aggregate principal amount of 6 . 75 % convertible unsecured senior subordinated debentures of the Company maturing December 31 , 2021 , issued on October 5 , 2016 pursuant to the $ 160 Million Debenture Indenture . “ $ 160 Million Debenture Indenture ” means the trust indenture made as of October 5 , 2016 between the Company and the $ 160 Million Debenture Trustee as may be supplemented, amended or restated from time to time . “ $ 160 Million Debenture Trustee ” means Computershare as trustee under the $ 160 Million Debenture Indenture . “ Additional Subscription Shares ” means the “Additional Subscription Shares” (as defined in the Backstop Commitment Letter) that may be issued following the Common Share Consolidation to the Backstoppers pursuant to the Backstop Commitment Letter and Section 5 . 4 of this Plan .

- 2 - “ Affected Equity ” means the securities referred to in clause (ii) of the definition of “Existing Equity” . “ Affected Equity Claims ” means an equity claim (as defined in section 2 (1) of the Companies’ Creditors Arrangement Act ) in respect of the Just Energy Entities, other than an Existing Equity Class Action Claim . “ Allotted Offered Shares ” means, with respect to a Participating Securityholder, the number of Offered Shares determined by dividing that Participating Securityholder’s Subscription Amount by the Subscription Price . “ Amended & Restated Term Loan Agreement ” means the amended and restated Term Loan Agreement, in the form appended to the Support Agreement, which, for the avoidance of doubt, shall not constitute a Senior Unsecured Debt Document . “ Amended & Restated Term Loan Documents ” means the Amended & Restated Term Loan Agreement and all related documentation required under the Amended & Restated Term Loan Agreement, including without limitation, all guarantees and security documentation related thereto and required by Section 3 . 01 thereof to be delivered as a condition precedent to the effectiveness of the Amended & Restated Term Loan Agreement and for greater certainty, includes the Continuing Guarantees . “ Applicants ” means, collectively, Just Energy and 121 Canada . “ Arrangement ” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments or variations thereto made in accordance with the Support Agreement, the Backstop Commitment Letter and this Plan or made at the direction of the Court in the Interim Order or the Final Order . “ Arrangement Resolution ” means, collectively, the resolutions of the Senior Unsecured Debtholders, the Convertible Debentureholders and the Shareholders, in substantially the form attached to the Information Circular, to be considered at the Meetings to, among other things, approve the Arrangement and this Plan . “ Articles of Arrangement ” means the articles of arrangement of the Applicants in respect of the Arrangement required under Subsection 192 (6) of the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan, with any such modifications as may be acceptable to the Applicants and made in accordance with the terms of the Support Agreement and the Backstop Commitment Letter . “ Backstop Commitment ” means the commitment of each Backstopper to purchase its share of the Backstopped Shares, pursuant to and in accordance with the terms of this Plan, the Interim Order, the Final Order and the Backstop Commitment Letter . “ Backstop Commitment Fee ” means a cash commitment fee in the amount of US $ 2 , 190 , 000 , which is payable in accordance with the Backstop Commitment Letter and shall be applied by the Initial Backstoppers to purchase the Backstop Commitment Fee Shares .

- 3 - “ Backstop Commitment Fee Shares ” means the aggregate of 367 , 040 Common Shares to be issued following the Common Share Consolidation to the Initial Backstoppers in accordance with the Backstop Commitment Letter and Section 5 . 4 of this Plan . “ Backstop Commitment Letter ” means the backstop commitment letter dated as of July 8 , 2020 among Just Energy and the Backstoppers, pursuant to which the Backstoppers agreed to, among other things, acquire any of the Offered Shares not otherwise purchased by Eligible Securityholders pursuant to the New Equity Offering . “ Backstop Funding Fee ” means a cash funding fee in the amount of US $ 2 , 920 , 000 , which is payable in accordance with the Backstop Commitment Letter and shall be applied by the applicable Backstoppers to purchase the Backstop Funding Fee Shares . “ Backstop Funding Fee Shares ” means the aggregate of 489 , 386 Common Shares to be issued following the Common Share Consolidation to the applicable Backstoppers in accordance with the Backstop Commitment Letter and Section 5 . 4 of this Plan . “ Backstop Percentage ” means, with respect to each Backstopper, its Backstop Commitment divided by the aggregate Backstop Commitments of all Backstoppers . “ Backstopped Shares ” means the Offered Shares, excluding the Offered Shares to be issued to Participating Securityholders . “ Backstoppers ” means those Persons who have entered into the Backstop Commitment Letter and any Person (or their permitted assigns) that executes a Joinder (as defined in the Backstop Commitment Letter) and becomes a party to the Backstop Commitment Letter in accordance therewith . “ Bondholders ” means holders of the $150 Million Convertible Bonds. “ Business Day ” means any day, other than a Saturday or a Sunday or civic holiday, on which commercial banks are generally open for business in Toronto, Ontario . “ Canadian Securities Commissions ” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces and territories of Canada . “ Canadian Securities Laws ” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces and territories of Canada, and the respective regulations and rules made under those securities laws together with all applicable published policy statements, instruments, blanket orders and rulings of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement together with applicable published policy statements of the Canadian Securities Administrators, as the context may require . “ CBCA ” means the Canada Business Corporations Act , R.S.C. 1985, c. C - 44. “ CDS ” means CDS Clearing and Depository Services Inc., or any of its successors or assigns.

- 4 - “ Certificate of Arrangement ” means the certificate of arrangement to be issued by the Director pursuant to Section 192 (7) of the CBCA giving effect to the Articles of Arrangement and this Plan in accordance with Section 262 of the CBCA . “ Claims ” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty) or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future . “ Clearstream ” means Clearstream Banking, or any of its successors or assigns . “ Collateral Agent ” means National Bank of Canada, in its capacity as collateral agent for the Senior Secured Creditors . “ Common Share Consolidation ” means the consolidation of the Existing Common Shares on the basis of one (1) Common Share for every thirty - three (33) Existing Common Shares . As a result, the Existing Common Shares will be consolidated into 4 , 595 , 169 Common Shares following the Common Share Consolidation . “ Common Shareholder ” means a holder of Common Shares. “ Common Shares ” means common shares in the capital of Just Energy. “ Company ” or “ Just Energy ” means Just Energy Group Inc. “ Computershare ” means Computershare Trust Company of Canada. “ Continuing Guarantees ” means any guarantee or lien documentation provided by any Person other than a Just Energy Entity in favour of the Term Loan Agent on behalf of the lenders under the Term Loan Agreement which, for the avoidance of doubt, shall not constitute a Senior Unsecured Debt Document .

- 5 - “ Convertible Debenture Debt Documents ” means, collectively : (i) the $ 160 Million Debenture Indenture ; (ii) the $ 100 Million Debenture Indenture ; and (iii) all related documentation . “ Convertible Debenture Exchange Shares ” means the aggregate 9 , 339 , 379 Common Shares to be issued following the Common Share Consolidation to Convertible Debentureholders in exchange for their Convertible Debentureholder Claims in accordance with Section 5 . 4 of this Plan, subject to Section 6 . 3 of this Plan . “ Convertible Debentureholder Claims ” means all Obligations in respect of the Convertible Debentures and the Convertible Debenture Debt Documents . “ Convertible Debentureholder Pro Rata Share ” means the percentage that the principal amount of Convertible Debentures held by a Convertible Debentureholder bears to the aggregate principal amount of all Convertible Debentures immediately prior to the Effective Time . “ Convertible Debentureholder Support Agreement ” means the support agreement (and all schedules and exhibits thereto) among Just Energy and certain Convertible Debentureholders dated August 25 , 2020 , as the same may be amended or restated from time to time in accordance with its terms . “ Convertible Debentureholders ” means the holders of the Convertible Debentures. “ Convertible Debentureholders’ Meeting ” means the meeting of the Convertible Debentureholders to be held on the Meeting Date in accordance with the Interim Order to consider and, if deemed advisable, approve the Arrangement Resolution and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof . “ Convertible Debentures ” means, collectively, the $ 160 Million Convertible Debentures and the $ 100 Million Convertible Debentures . “ Corporation Released Parties ” means, collectively, the Just Energy Entities, and each of their respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents . “ Court ” means the Ontario Superior Court of Justice (Commercial List). “ Credit Agreement ” means the eighth amended and restated credit agreement dated as of April 18 , 2018 , by and among Just Energy Ontario L . P . , Just Energy (U . S . ) Corp . , as borrowers, the Credit Facility Administrative Agent and the Credit Facility Lenders, as such credit agreement may be amended, restated, supplemented or otherwise modified from time to time . “ Credit Facility Administrative Agent ” means National Bank of Canada, in its capacity as administrative agent for the Credit Facility Lenders . “ Credit Facility Lenders ” means each of the lenders party to the Credit Agreement from time to time and each of their respective affiliates that is a cash management services provider and/or a hedge provider to any of the Just Energy Entities . “ Debt ” means the debt outstanding under the Debt Documents.

- 6 - “ Debt Documents ” means, collectively, the Senior Unsecured Debt Documents and the Convertible Debenture Debt Documents . “ Debtholder Claims ” means, collectively, the Senior Unsecured Debtholder Claims and the Convertible Debentureholder Claims . “ Debtholder Released Parties ” means, collectively, (i) the Trustees and the Term Loan Agent, (ii) the Term Loan Debtholders, (iii) the Backstoppers, (iv) Supporting Convertible Debentureholders and (v) for each of the entities named in the foregoing clauses (i) through (iv), each of their respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents . “ Debtholders ” means, collectively, the Senior Unsecured Debtholders and the Convertible Debentureholders . “ Director ” means the Director appointed under Section 260 of the CBCA . “ DSGs ” means deferred share grants of the Company issued pursuant to the 2010 Directors’ Compensation Plan, as amended from time to time. “ DTC ” means the Depository Trust & Clearing Corporation, or any of its successors or assigns. “ Effective Date ” means the date shown on the Certificate of Arrangement issued by the Director. “ Effective Time ” means 12:01 a.m. on the Effective Date or such other date or time as the Applicants may determine. “ Eligible Securityholder ” means a Person that : (i) is on the Record Date a Senior Unsecured Debtholder, Convertible Debentureholder or Common Shareholder ; or (ii) a Holding Preferred Shareholder ; and (iii) if such Person referred to in (i) or (ii) is resident outside of Canada or the United States, is qualified to participate in the New Equity Offering in accordance with the laws of its jurisdiction of residence and has provided evidence satisfactory to Just Energy to demonstrate such qualification . “ Equity Allocation ” means: (i) in respect of the Senior Unsecured Debtholders, 1 , 476 , 957 Offered Shares ; (i) in respect of the Convertible Debentureholders, 16 , 781 , 687 Offered Shares ; (ii) in respect of the Preferred Shareholders, 2 , 796 , 948 Offered Shares ; and (iii) in respect of the Common Shareholders, 8 , 256 , 938 of the Offered Shares . “ Escrow Agent ” means the escrow agent appointed pursuant to the Escrow Agreement . “ Escrow Agreement ” means an escrow agreement on customary terms and conditions to be entered into in connection with the New Equity Offering, in form and substance acceptable to the Company and the Initial Backstoppers, each acting reasonably .

- 7 - “ Euroclear ” means Euroclear Bank SA/NV, as operator of the Euroclear System, or any of its successors or assigns . “ Existing Common Shareholders ” means holders of Existing Common Shares. “ Existing Common Shares ” means the Common Shares of Just Energy issued and outstanding on the Effective Date immediately prior to the Effective Time but excluding, for greater certainty, the Offered Shares . “ Existing Equity ” means : (i) all Existing Common Shares, Existing Preferred Shares, RSGs, PBGs and DSGs and (ii) all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor (including, for the avoidance of doubt, such rights existing under the Purchase Agreement dated September 10 , 2018 among the Company and 8704104 Canada Inc . , among others, and the documents ancillary thereto), in each case that are issued and outstanding immediately prior to the Effective Time . “ Existing Equity Class Action Claims ” means, collectively : (i) Civil Action 20 - 590 Thaddeus White, et al . v . Just Energy Group Inc . , et al .; (ii) Gilchrist v . Just Energy Group Inc, . et al . (Ontario Superior Court of Justice, Court File No . CV - 19 - 627174 - 00 CP) commenced on September 11 , 2019 ; (iii) S aha v . Just Energy Group Inc . , et al . (Ontario Superior Court of Justice, Court File No . CV - 19 - 630737 - 00 CP) ; and (iv) any claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above . “ Existing Equity Holders ” means holders of any Existing Equity. “ Existing Preferred Shareholders ” means holders of Existing Preferred Shares. “ Existing Preferred Shares ” means the Preferred Shares of Just Energy issued and outstanding on the Effective Date immediately prior to the Effective Time . “ Final Order ” means the final order of the Court approving this Plan and providing for the treatment of Existing Equity Class Action Claims and Affected Equity Claims as contemplated herein, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal . “ Governmental Entity ” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation - making organization or entity : (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them ; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or axing authority or power . “ Holding Preferred Shareholder ” in respect of a Preferred Share, means a Preferred Shareholder of such Preferred Share as of the Record Date that continues to hold all such Preferred Shares held as of the Record Date until the Effective Date . “ Information Circular ” has the meaning ascribed thereto in the Interim Order.

- 8 - “ Initial Backstoppers ” means the Backstoppers that executed the Backstop Commitment Letter on July 8 , 2020 . “ Insurance Policies ” means, collectively, the insurance policies of Just Energy that are available to pay insured claims in respect of Just Energy or its current or former directors and officers including, without limitation, Existing Equity Class Action Claims . “ Interim Order ” means the interim order of the Court pursuant to Section 192 (4) of the CBCA, containing declarations and directions with respect to the Arrangement and the Meetings issued pursuant to the application of the Applicants, as such order may be amended or supplemented by further order of the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal . “ Intermediary ” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary, and “ Intermediaries ” means more than one Intermediary . “ Just Energy Entities ” means, collectively, Just Energy and all of its direct and indirect subsidiaries . “ Law ” or “ Laws ” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity . “ Majority Supporting Convertible Debentureholders ” means, collectively, Supporting Convertible Debentureholders holding in aggregate more than half ( 50% ) of the aggregate principal amount of Convertible Debentures held by all Supporting Convertible Debentureholders, at the applicable time . “ Management Incentive Plan ” means a new management incentive plan for employees of the Just Energy Entities, which shall provide for the granting of awards comprised of shares of Just Energy as determined by the board of directors of the reorganized Just Energy (or the applicable compensation committee) following the Effective Date, with grants thereunder not to exceed 5 % of the issued and outstanding Common Shares following the Effective Date . “ Meeting Date ” means August 25 , 2020 , subject to any postponement or adjournment of that date pursuant to the Interim Order or any other Order . “ Meetings ” means, collectively, the Shareholders’ Meeting, the Senior Unsecured Debtholders’ Meeting and the Convertible Debentureholders’ Meeting . “ New Common Shares ” means, collectively, the Senior Unsecured Debtholder Exchange Shares, the Convertible Debenture Exchange Shares, the Preferred Shareholder Exchange Shares, the Offered Shares and the Private Placement Shares . “ New Directors ” means James Bell, Scott Gahn, Tony Horton, Steven Murray, Dallas Ross, Steven Schaefer and Marcie Zlotnik .

- 9 - “ New Equity Offering ” means the offering of Offered Shares to Eligible Securityholders pursuant to this Plan . “ New Equity Offering Right ” means the right of each Eligible Securityholder to participate in the New Equity Offering, in accordance with the terms of this Plan . For greater certainty, in respect of a New Equity Offering Right granted to an Eligible Securityholder that is a Common Shareholder as of the Record Date, such New Equity Offering Right applies identically in respect of each Existing Common Share . “ New Subordinated Notes ” means the new subordinated notes to be issued by Just Energy pursuant to the New Subordinated Notes Indenture and allocated among the Convertible Debentureholders in a principal amount equal to their applicable Convertible Debentureholder Pro Rata Share, which shall be in an aggregate principal amount of $ 15 million and shall (i) be denominated in Canadian dollars, (ii) have a 6 - year maturity, (iii) have an annual interest rate of 7% , which shall be payable semi - annually in kind, (iv) be callable by Just Energy at any time at par plus accrued interest for cash (with no call protections), (v) require Just Energy to offer to repurchase the New Subordinated Notes at a price equal to 101 % of par upon a change of control, (vi) require unanimous holder consent to any amendment to the maturity date, the principal, the interest rate, or the amount or timing of payment of principal or interest, (vii) not provide for a conversion right into equity of Just Energy or any of its affiliates, (viii) not be listed for trading on any securities exchange, (ix) be subordinated to the Obligations under the Credit Agreement and the New Term Loans in all respects (in the same manner and on the same terms as contained in the Convertible Debenture Debt Documents, including Article 5 of the $ 100 Million Debenture Indenture and $ 160 Million Debenture Indenture), (x) not be secured against any assets or property of Just Energy or any of its direct or indirect subsidiaries ; (xi) not be guaranteed by any direct or indirect subsidiary of Just Energy ; and (xii) except as provided in the foregoing, shall be substantially similar to the terms of the Convertible Debentures, or as otherwise agreed by Just Energy, the Term Loan Debtholders and the Majority Supporting Convertible Debentureholders, each acting reasonably . “ New Subordinated Notes Indenture ” means the indenture to be entered into on the Effective Date by Just Energy and the New Subordinated Notes Trustee pursuant to which the New Senior Secured Notes will be issued . “ New Subordinated Notes Trustee ” means the indenture trustee under the New Subordinated Notes Indenture, as agreed to by the Applicants and the Majority Supporting Convertible Debentureholders, each acting reasonably . “ New Term Loan Lender Information ” means such information and documentation as the Term Loan Agent may require from recipients of the New Term Loans in order to comply with any anti - money laundering, know your client, proceeds of crime and other applicable Laws to the Term Loan Agent, or any applicable customary policies or procedures of the Term Loan Agent . “ New Term Loans ” means the new senior unsecured term loans to be issued pursuant to the Amended & Restated Term Loan Agreement in the principal amount of US $ 205 , 900 , 000 and allocated among the Senior Unsecured Debtholders in a principal amount equal to their applicable Senior Unsecured Debtholder Pro Rata Share .

- 10 - “ Obligations ” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document . “ Offered Shares ” means 29 , 312 , 530 Common Shares to be issued following the Common Share Consolidation to the Eligible Securityholders pursuant to this Plan, subject to Section 6 . 3 of this Plan, and to the Backstoppers in accordance with the Backstop Commitment Letter and this Plan . “ Offered Shares Participation Form ” means a certification and participation form delivered to Securityholders and completed by Eligible Securityholders in advance of the Participation Deadline in order to make certain acknowledgments, agreements and certifications (as applicable to the applicable Eligible Securityholder) and to participate in the New Equity Offering . “ Offering Right Value ” means the fair market value as of the Effective Date of the New Offering Right, as determined by the directors of Just Energy on or prior to the Effective Date and agreed to by the Term Loan Debtholders, acting reasonably . “ Order ” means any order of the Court in these proceedings, including, without limitation, the Interim Order and the Final Order . “ Outside Date ” means October 5 , 2020 , or such other date as determined in accordance with the Support Agreement and the Backstop Agreement . “ Participating Securityholder ” has the meaning ascribed in Section 4 . 5 . “ Participation Deadline ” shall mean 5 : 00 p . m . (Toronto time) on August 28 , 2020 or such other date as the Applicants and the Backstoppers may mutually determine, each acting reasonably . “ Person ” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status . “ Plan ” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the terms of this Plan or made at the direction of the Court in the Final Order . “ Preferred Shareholder ” means a holder of Preferred Shares . “ Preferred Shareholder Exchange Shares ” means the aggregate 1 , 556 , 563 Common Shares to be issued following the Common Share Consolidation to Preferred Shareholders in exchange for their Preferred Shares, subject to Section 6 . 3 of this Plan .

- 11 - “ Preferred Shareholder Pro Rata Share ” means the percentage that the number of Preferred Shares held by a Preferred Shareholder bears to the aggregate number of all Preferred Shares immediately prior to the Effective Time . “ Preferred Shares ” means preferred shares in the capital of Just Energy . “ Private Placement ” means the private placement pursuant to which the Term Loan Debtholders will purchase the Private Placement Shares in the aggregate amount of approximately $ 3 , 670 , 000 at the Subscription Price, in accordance with the Support Agreement Supplement . “ Private Placement Shares ” means New Common Shares to be issued to the Term Loan Debtholders pursuant to the Private Placement following the Common Share Consolidation . “ Private Placement Subscription Amount ” means, in respect of a Term Loan Debtholder, an amount such Term Loan Debtholder has agreed to subscribe for pursuant to the Support Agreement Supplement at the Subscription Price . “ PBGs ” means the performance bonus grants of the Company granted pursuant to the Company’s 2013 Performance Bonus Incentive Plan, as amended from time to time . “ Record Date ” means July 23 , 2020 . “ Released Claims ” means, collectively, the matters that are subject to release and discharge pursuant to Article 7 . “ Released Parties ” means, collectively, the Corporation Released Parties and the Debtholder Released Parties, as applicable . “ RSGs ” means restricted share grants of the Company granted pursuant to the Company’s 2010 Restricted Share Grant Plan, as amended from time to time. “ Securities Laws ” means, collectively, Canadian Securities Laws and U.S. Securities Laws. “ Securityholder Subscription Share Percentage ” means: (i) in respect of the Senior Unsecured Debtholders, the percentage that the principal amount of Senior Unsecured Debt held by a Senior Unsecured Debtholder bears to the aggregate principal amount of all Senior Unsecured Debt as of the Record Date ; ( ii) in respect of the Convertible Debentures, the percentage that the principal amount of Convertible Debentures held by a Convertible Debentureholder bears to the aggregate principal amount of all Convertible Debentures as of the Record Date ; ( iii) in respect of the Preferred Shareholders, the percentage that the number of Preferred Shares held by a Preferred Shareholder bears to the aggregate number of all Preferred Shares as of the Record Date ; and

- 12 - ( iv) in respect of the Common Shareholders, the percentage that the number of Common Shares held by a Common Shareholder bears to the aggregate number of all Common Shares as of the Record Date . “ Securityholders ” means collectively, all Persons that are Senior Unsecured Debtholders, Convertible Debentureholders, Common Shareholders or Preferred Shareholders as of the Record Date . “ Senior Secured Creditors ” has the meaning ascribed to “Senior Creditor” in the sixth amended and restated intercreditor agreement made as of September 1 , 2015 between, among others, the Just Energy Entities party thereto from time to time, the Credit Facility Administrative Agent and the Collateral Agent, as such intercreditor agreement may be amended, restated, supplemented or otherwise modified from time to time . “ Senior Unsecured Debt ” means, collectively, the debt outstanding under the Senior Unsecured Debt Documents . “ Senior Unsecured Debt Documents ” means, collectively : (i) the Term Loan Agreement, (ii) the $ 150 Million Convertible Bonds Trust Deed ; and (iii) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing . “ Senior Unsecured Debtholder ” means a holder of Senior Unsecured Debt, in its capacity as such . “ Senior Unsecured Debtholder Claims ” means all Obligations in respect of the Senior Unsecured Debt and the Senior Unsecured Debt Documents . “ Senior Unsecured Debtholder Exchange Shares ” means the aggregate 821 , 959 Common Shares to be issued following the Common Share Consolidation to Senior Unsecured Debtholder in exchange for their Senior Unsecured Debtholder Claims in accordance with Section 5 . 4 of this Plan, subject to Section 6 . 3 of this Plan . “ Senior Unsecured Debtholder Pro Rata Share ” means the percentage that the principal amount of Senior Unsecured Debt held by a Senior Unsecured Debtholder bears to the aggregate principal amount of all Senior Unsecured Debt immediately prior to the Effective Time . “ Senior Unsecured Debtholders’ Meeting ” means the meeting of the Senior Unsecured Debtholders to be held on the Meeting Date in accordance with the Interim Order to consider and, if deemed advisable, approve the Arrangement Resolution and to consider such other matters as may properly come before such meeting, and any adjournment(s) or postponement(s) thereof “ Shareholder ” means a holder of Common Shares or Preferred Shares, in its capacity as such . “ Shareholders’ Meeting ” means the meeting of the Shareholders as of the Record Date to be held, pursuant to the Interim Order, to consider, among other things, the approval of the Arrangement . “ Strategic Review ” means the Company’s strategic review announced on June 6 , 2019 , as further described in the affidavit of James Brown dated July 13 , 2020 , filed in these proceedings .

- 13 - “ Subscription Amount ” means, in respect of a Participating Securityholder, an amount such Participating Securityholder has agreed to subscribe for, up to the maximum amount of its Securityholder Subscription Share Percentage of the applicable Equity Allocation, at the Subscription Price . “ Subscription Price ” means $3.412 per Offered Share. “ Support Agreement ” means the support agreement (and all schedules and exhibits thereto) among Just Energy and the Term Loan Debtholders dated July 8 , 2020 , as the same may be amended or restated from time to time in accordance with its terms . “ Support Agreement Supplement ” means the supplement to the Support Agreement among Just Energy and the Term Loan Debtholders dated August 25 , 2020 . “ Supporting Convertible Debentureholders ” means, collectively, the Convertible Debentureholders that executed the Convertible Debentureholder Support Agreement on August 25 , 2020 . “ Term Loan Debtholders ” means the lenders under the Term Loan Agreement. “ Tax Act ” means the Income Tax Act (Canada). “ Term Loan Agent ” means National Bank of Canada, as administrative agent under the Term Loan Agreement. “ Term Loan Agreement ” means the US $ 250 million loan agreement dated as of September 12 , 2018 , between the Company, the Term Loan Agent, Sagard Credit Partners, LP and the other Term Loan Debtholders party thereto, as amended, supplemented or otherwise modified prior to the Effective Date . “ Transfer Agent ” means Computershare Investor Services Inc. “ Trustees ” means, collectively, the $100 Million Debenture Trustee, the $160 Million Debenture Trustee and the $150 Million Bond Trustee. “ TSX ” means the Toronto Stock Exchange. “ U.S. Securities Act ” means the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder. “ U.S. Securities Exchange Act ” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, or any successor statute. “ U.S. Securities Laws ” means, collectively, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations of the U.S. Securities and Exchange Commission.

- 14 - 2. Articles of Reference The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Plan and not to any particular article, section, subsection, clause or paragraph of this Plan, and include any agreements supplemental thereto . In this Plan, a reference to an article, section, subsection, clause or paragraph shall, unless otherwise stated, refer to an article, section, subsection, clause or paragraph of this Plan . 3. Interpretation Not Affected by Headings The division of this Plan into articles, sections, subsections, clauses and paragraphs and other portions, and the insertion of headings and a table of contents, are for convenience of reference only and shall not affect the construction or interpretation of this Plan . 4. Gender and Number In this Plan where the context requires, words importing the singular shall include the plural and vice versa and words importing the use of any gender shall include all genders . 5. Date for any Action In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day . 6. Time All times expressed herein are local time in Toronto, Ontario, Canada unless otherwise specified . 7. Statutory References Any reference in this Plan to a statute includes all rules, regulations, published policies and blanket orders made thereunder, and any and all amendments to the foregoing in force from time to time . 8. Successors and Assigns This Plan shall be binding upon and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns of any Person named or referred to in this Plan . 9. Currency Unless otherwise stated, all references herein to sums of money, cash or currency are expressed in lawful money of the Canada .

- 15 - 1.10 Governing Law This Plan shall be governed by and construed in accordance with the Laws of Ontario and the federal Laws of Canada applicable therein . All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan shall be subject to the exclusive jurisdiction of the Court . ARTICLE 2 TREATMENT OF NOTEHOLDERS AND EXISTING SHAREHOLDERS 1. Treatment of Senior Unsecured Debtholders (a) On the Effective Date, in accordance with the steps and sequence set forth in Section 5 . 4 , each Senior Unsecured Debtholder shall receive its Senior Unsecured Debtholder Pro Rata Share of (i) the New Term Loans, and (ii) the Senior Unsecured Debtholder Exchange Shares, subject to the treatment of fractional interests in accordance with Section 6 . 3 of this Plan . (b) The compensation, the reasonable and documented fees, expenses and disbursements (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Term Loan Agent, the Term Loan Debtholders and the $ 150 Million Bond Trustee, as applicable, acting reasonably), in accordance with the applicable Senior Unsecured Debt Documents shall be paid in full in cash by the Applicants pursuant to the applicable Senior Unsecured Debt Documents . (c) After giving effect to the terms of this Section 2 . 1 , (i) the Obligations of the Just Energy Entities with respect to the Senior Unsecured Debt, the Senior Unsecured Debt Documents and the Senior Unsecured Debtholder Claims shall, and shall be deemed to, have been irrevocably and finally extinguished, (ii) each Senior Unsecured Debtholder shall have no further right, title or interest in or to the Senior Unsecured Debt or its Senior Unsecured Debtholder Claims, and (iii) the Senior Unsecured Debt, the Senior Unsecured Debt Documents and the Senior Unsecured Debtholder Claims shall be cancelled . 2. Treatment of Convertible Debentureholders (a) On the Effective Date, in accordance with the steps and sequence set forth in Section 5 . 4 , (i) Just Energy shall pay all accrued and unpaid interest in cash on the Convertible Debentures up to and including the Effective Date, and (ii) each Convertible Debentureholder shall receive its Convertible Debentureholder Pro Rata Share of (A) the New Subordinated Notes, and (B) the Convertible Debenture Exchange Shares, subject to the treatment of fractional interests in accordance with Section 6 . 3 of this Plan . (b) The compensation, the reasonable and documented fees, expenses and disbursements (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by

- 16 - the $ 100 Million Debenture Trustee and the $ 160 Million Debenture Trustee, as applicable, acting reasonably), in accordance with the applicable Convertible Debenture Documents shall be paid in full in cash by Just Energy pursuant to the applicable Convertible Debenture Documents . (c) After giving effect to the terms of this Section 2 . 2 , (i) the Obligations of the Just Energy Entities with respect to the Convertible Debentures, the Convertible Debentureholder Claims and the Convertible Debenture Documents shall, and shall be deemed to, have been irrevocably and finally extinguished, (ii) each Convertible Debentureholder shall have no further right, title or interest in or to the Convertible Debentures or its Convertible Debentureholder Claims, and (iii) the Convertible Debentures, the Convertible Debentureholder Claims and the Convertible Debenture Documents shall be cancelled . 3. Treatment of Existing Equity Holders (a) On the Effective Date, in accordance with the steps and sequence set forth in Section 5 . 4 : ( i) Each Existing Common Shareholder shall retain its Existing Common Shares, subject to the Common Share Consolidation, subject to the treatment of fractional interests in accordance with Section 6 . 3 of this Plan . ( ii) Each Holding Preferred Shareholder, in its capacity as such, shall be deemed to have been issued its New Equity Offering Rights based on its Securityholder Subscription Share Percentage of the Preferred Shareholder Equity Allocation . ( iii) Each Existing Preferred Shareholder shall receive its Preferred Shareholder Pro Rata Share of the Preferred Shareholder Exchange Shares, subject to the treatment of fractional interests in accordance with Section 6 . 3 of this Plan . ( iv) After giving effect to the terms of Section 2.3(a)(ii), the Existing Preferred Shares shall be cancelled. (v) Unless otherwise agreed by Just Energy in accordance with the Support Agreement and the Backstop Agreement, and subject to the treatment of the Existing Equity Class Action Claims as provided herein, all of the Affected Equity shall be terminated and cancelled, and shall be deemed to be terminated and cancelled without the need for any repayment of capital thereof or any other liability, payment or compensation therefor and, for greater certainty, no holder of Affected Equity shall be entitled to receive any interest, dividends, premium or other payment in connection therewith . ( vi) The Affected Equity Claims shall constitute Released Claims and be treated in the manner set forth in Section 5.4.

- 17 - 4. Treatment of Backstoppers On the Effective Date, in accordance with the steps and sequence set forth in Section 5 . 4 , each Backstopper shall purchase and receive its applicable portion of the Backstopped Shares and/or Additional Subscription Shares, the Backstop Funding Fee (and Backstop Funding Fee Shares) and the Backstop Commitment Fee (and Backstop Commitment Fee Shares), in each case in accordance with the terms of the Backstop Commitment Letter, the Interim Order and this Plan . 5. Unaffected Persons The Claims of all Persons other than those specified in this Article 2 shall be unaffected by this Plan, except as otherwise provided herein . ARTICLE 3 PRIVATE PLACEMENT 3.1 Issuance of Private Placement Shares On the Effective Date, subject to and in accordance with the terms of the Support Agreement Supplement, and in accordance with the times, steps and sequences set forth in Section, 5 . 4 Just Energy shall cause to be issued and delivered to each Term Loan Debtholder its Private Placement Shares at the Subscription Price . The Private Placement Shares shall be duly authorized, validly issued, fully paid and non - assessable and the Private Placement Shares shall be subject to the applicable transfer restrictions under U . S . Securities Laws . ARTICLE 4 ISSUANCES, DISTRIBUTIONS AND ELECTIONS 1. Delivery of New Term Loans The delivery of the New Term Loans (and any certificates or other evidence of holdings thereof) to be issued pursuant to this Plan shall be made in accordance with standing procedures in place with the Term Loan Agent, and a register of holders of the New Term Loans will be maintained by the Term Loan Agent . Each Senior Unsecured Debtholder receiving New Term Loans shall be deemed to be a party to the Amended & Restated Term Loan Agreement as a lender thereunder . In the event that a Senior Unsecured Debtholder has not delivered its New Term Loan Lender Information to the Term Loan Agent prior to the date that is five (5) Business Days prior to the expected Effective Date, such Senior Unsecured Debtholder’s New Term Loans shall be held by the Term Loan Agent until such time as the Senior Unsecured Debtholder provides its New Term Loan Lender Information . 2. Delivery of New Subordinated Notes The delivery of the New Subordinated Notes to be distributed under this Plan will be made by way of a global note issued to CDS (or its nominee) pursuant to the New Subordinated Notes Indenture in respect of the New Subordinated Notes and delivered directly to CDS which, in turn,

- 18 - will make delivery of such New Subordinated Notes to the New Subordinated Noteholders pursuant to the standing instructions and customary practices of CDS. 3. Delivery of New Common Shares (a) On the Effective Date, all New Common Shares issued in connection with this Plan shall be deemed to be duly authorized, validly issued, fully paid and non - assessable . (b) On the Effective Date, Just Energy shall deliver a treasury direction to the Transfer Agent that directs the Transfer Agent to issue all New Common Shares, to be distributed under this Plan and direct the Transfer Agent to use its commercially reasonable efforts to cause the New Common Shares to be distributed under this Plan to be distributed by no later than the second Business Day following the Effective Date . (c) The delivery of New Common Shares to be distributed under this Plan will be made either (i) through the facilities of CDS, DTC, Euroclear and Clearstream to Intermediaries who, in turn, will make delivery of the New Common Shares to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of CDS, DTC, Euroclear and Clearstream, as applicable, or (ii) by providing Direct Registration System advices or confirmations in the name of the applicable recipient thereof (or its Intermediary) and registered electronically in Just Energy’s records which will be maintained by the Transfer Agent . 4. No Liability in Respect of Deliveries (a) None of the Just Energy Entities, nor their respective directors or officers, shall have any liability or obligation in respect of any deliveries, directly or indirectly, from (i) the Term Loan Agent, (ii) the Trustees, (iii) DTC, (iv) CDS, (v) Euroclear, (vi) Clearstream or (vii) the Intermediaries, in each case to the ultimate beneficial recipients of any consideration payable or deliverable by the Just Energy Entities pursuant to this Plan . (b) None of the Trustees or the Term Loan Agent shall incur, and each is hereby released and exculpated from, any liability as a result of carrying out any provisions of this Plan and any actions related or incidental thereto, save and except for any gross negligence or wilful misconduct (as determined by a final, non - appealable judgment of a court of competent jurisdiction) on its part . For the avoidance of doubt, this exculpation shall be in addition to, and not in limitation of, all other releases, indemnities and exculpations, and any other applicable law or rules protecting any of the Trustees and the Term Loan Agent from liability . On the Effective Date after the completion of the transactions set forth in Section 5 . 4 , all duties and responsibilities of the Trustees and the Term Loan Agent arising under or related to the Debt Documents, as applicable, shall be discharged except to the extent required in order to effectuate this Plan .

- 19 - 4.5 Election to Participate in New Equity Offering Each Eligible Securityholder shall have the right, but not the obligation, to elect irrevocably to participate in the New Equity Offering and to subscribe for and purchase its Securityholder Subscription Share Percentage of the applicable Equity Allocation by (and subject to) returning a duly executed Offered Shares Participation Form (or other acceptable form of instruction) together with such Eligible Securityholder’s Subscription Amount pursuant to the procedures established by Just Energy and communicated to Eligible Securityholders on or prior to the Record Date . Any Offered Shares Participation Form (or other acceptable form of instruction) received after the Participation Deadline or not accompanied by such Eligible Securityholder’s Subscription Amount will be invalid and not effective and shall be disregarded for all purposes of this Plan . Submission of an Offered Shares Participation Form (or other acceptable form of instruction) in accordance with the terms thereof and this Section 3 . 4 and acceptance thereof by Just Energy, shall constitute an irrevocable subscription by the applicable Eligible Securityholder (each, a “ Participating Securityholder ”) for and a commitment by the applicable Participating Securityholder to participate in the New Equity Offering by purchasing up to its Securityholder Subscription Share Percentage of the applicable Equity Allocation . ARTICLE 5 ARRAN G E M E NT 1. Corporate Authorizations The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan, including those involving corporate action of any member of the Just Energy Entities, will occur and be effective as of the Effective Date (or such other date as determined by the Applicants), and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Just Energy Entities . All necessary approvals to take actions shall be deemed to have been obtained from the directors or the shareholders of the Just Energy Entities, as applicable . 2. Articles of Arrangement and Effective Date. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article 8 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction of those conditions as of the Effective Date), unless another time or date is agreed in writing among Just Energy and the Term Loan Debtholders, the Articles of Arrangement shall be filed by the Applicants with the Director . The Certificate of Arrangement shall implement this Plan . 3. Binding Effect On and from the Effective Time, this Plan and the transactions contemplated hereby shall be final and binding upon, and be deemed to have been consented and agreed upon by the Just Energy Entities, the Senior Unsecured Debtholders, the Convertible Debentureholders, the Trustees, the Term Loan Agent, the Existing Common Shareholders, the Existing Preferred

- 20 - Shareholders and any other Person affected by or named in this Plan, including the respective heirs, executors, administrators, legal representatives, successors and assigns of each of the foregoing, without any further act or formality required on the part of any Person and, subject to the implementation and effectiveness of the Plan in accordance with its terms and delivery to the Term Loan Agent on behalf of the Senior Unsecured Debtholders of all of the documentation required pursuant to Section 3 . 01 of the Amended & Restated Term Loan Agreement, shall constitute a full, final and absolute settlement of all rights of the beneficial and legal owners of the Senior Unsecured Debt, Convertible Debentures and Preferred Shares attaching thereto or arising there from and an absolute release and discharge of and from all Obligations of the Just Energy Entities to the Debtholders and Existing Preferred Shareholders (for certainty, other than Obligations under the Amended and Restated Term Loan Documents) . On and from the Effective Time, and, subject to the implementation and effectiveness of the Plan in accordance with its terms, without limiting the foregoing, Just Energy, the Senior Unsecured Debtholders, the Convertible Debentureholders, the Trustees, the Term Loan Agent, the Existing Common Shareholders, the Existing Preferred Shareholders and any other Person affected by or named in this Plan and any other Person affected by or named in this Plan will be deemed to have executed and delivered to Just Energy and its affiliates all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan . 4. The Arrangement Commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in this Section 5 . 4 (or in such other manner or order or at such other time or times as the Applicants may determine in accordance with the Support Agreement, the Convertible Debentureholder Support Agreement and the Backstop Commitment Letter), without any further act or formality required on the part of any Person, except as may be expressly provided herein : (a) The New Equity Offering Rights afforded to the Convertible Debentureholders and Senior Unsecured Debtholders that are Eligible Securityholders shall be deemed to have been issued on July 23 , 2020 as a partial repayment of the principal amount outstanding thereunder in the amount of the Offering Right Value of such New Equity Offering Rights ; provided, however, that such repayment shall not be considered for the purposes of calculating a Senior Unsecured Debtholder Pro Rata Share, Convertible Debentureholder Pro Rata Share, Securityholder Subscription Share Percentage, or entitlement to interest under 5 . 4 (e) ; (b) All Affected Equity shall be terminated and cancelled for no consideration; (c) The Common Share Consolidation shall be completed . Any fractional interests in the consolidated Existing Common Shares will, without any further act or formality, be cancelled without payment of any consideration therefor . Notwithstanding any provision of the CBCA, immediately following the completion of the Common Share Consolidation, the stated capital of the Common Shares shall be equal to the stated capital of the Common Shares immediately prior to such consolidation .

- 21 - (d) Just Energy shall pay all accrued and unpaid interest on the Convertible Debentures up to and including the Effective Date and any other accrued and unpaid interest (including default interest) in respect of the Convertible Debentures shall be forgiven, settled and extinguished for no consideration . (e) Just Energy shall issue to each Term Loan Debtholder, pursuant to the Term Loan Agreement and as evidence of amounts owing thereunder immediately prior to the Effective Time, promissory notes with an aggregate principal amount of US $ 197 . 1 million (the “ Series 1 Notes ”) and promissory notes with an aggregate principal amount in U . S . dollars equal to the amount by which the amount then owing under the Term Loan Agreement exceeds the principal amount of the Series 1 Notes (the “ Series 2 Notes ”) . The Series 1 Notes and the Series 2 Notes shall be issued to each Term Loan Debtholder in an amount based on such Term Loan Debtholder’s pro rata share of the Obligations under the Term Loan Agreement . (f) The terms and conditions of the Series 1 Notes shall be amended to confer a right on the holders thereof to exchange such Series 1 Notes for promissory notes or other evidence of U . S . dollar indebtedness of the same principal amount issuable under the Amended & Restated Term Loan Agreement pursuant to the terms of this Plan . (g) In exchange for, and in full and final settlement of, the Existing Preferred Shares, Just Energy shall deliver to each (i) Holding Preferred Shareholder, in its capacity as such, its applicable New Offering Rights with respect to those Preferred Shares held from the Record Date through to the Effective Date ; and (ii) Existing Preferred Shareholder, its Preferred Shareholder Pro Rata Share of the Preferred Shareholder Exchange Shares . The Existing Preferred Shares shall thereafter be terminated and cancelled, and shall be deemed to be terminated and cancelled . (h) The following shall occur concurrently with the steps set forth in Section 5 . 4 (g) above and Section 5 . 4 (i) below : ( i) holders of the Series 1 Notes that have previously filed a written notice with Just Energy to exercise the right referred to Section 5 . 4 (f) shall be deemed to have exercised the right referred to in Section 5 . 4 (f) to exchange the Series 1 Notes held by such holders for promissory notes or other evidence of indebtedness with the same U . S . dollar principal amount issued to such holders under the Amended & Restated Term Loan Agreement, in accordance with and subject to the terms of the Amended & Restated Term Loan Agreement, and such exchange of the Series 1 Notes shall be deemed to have occurred ; ( ii) holders of the Series 1 Notes other than such holders referred to in Section 5 . 4 (h)(i) are deemed to have exchanged such Series 1 Notes for New Term Loans with the same U . S . dollar principal amount ; ( iii) Just Energy, the Just Energy Entities (as applicable) and the Term Loan Agent shall enter into, and the Senior Unsecured Debtholders shall enter

- 22 - into or be deemed to enter into, the Amended & Restated Term Loan Agreement, the Amended & Restated Term Loan Documents and such additional documentation as may be agreed by Just Energy and the Term Loan Agent, each acting reasonably ; ( iv) in exchange for, and in full and final settlement of, the Senior Unsecured Debt, including the Series 1 Notes and Series 2 Notes, Just Energy shall deliver to each Senior Unsecured Debtholder (A) its Senior Unsecured Debtholder Pro Rata Share of the New Term Loans (together with the promissory notes or other evidence of indebtedness with respect to the Term Loan Debtholders, in respect of the Series 1 Notes and in satisfaction of the exercise of the right referred to in Section 5 . 4 (f)) and (B) the Senior Unsecured Debtholder Exchange Shares (with respect to the Term Loan Debtholders, in respect of the Series 2 Notes), and Just Energy shall add an amount equal to the aggregate fair market value of the Senior Unsecured Debtholder Exchange Shares on the Effective Date to the stated capital for the Common Shares in respect of the issuance of the Senior Unsecured Debtholder Exchange Shares . Consequently, the Senior Unsecured Debtholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Senior Unsecured Debtholders shall have no further right, title or interest in and to the Senior Unsecured Debt or the Senior Unsecured Debtholder Claims ; and (v) the Senior Unsecured Debt, the Senior Unsecured Debt Documents, and the Series 1 Notes and Series 2 Notes shall be cancelled, provided that the Senior Unsecured Debt Documents shall remain in effect solely to allow the Term Loan Agent and the $ 150 Million Bond Trustee to make the distributions set forth in this Plan . ( i) The following shall occur concurrently with steps set forth in Section 5.4(g) and 5.4(h) above: ( i) in exchange for, and in full and final settlement of, the Convertible Debentures, Just Energy shall deliver to each Convertible Debentureholder its Convertible Debentureholder Pro Rata Share of (A) the New Subordinated Notes, and (B) the Convertible Debenture Exchange Shares, and Just Energy shall add an amount equal to the aggregate of the fair market value of the Convertible Debenture Exchange Shares to the stated capital for the Common Shares in respect of the issuance of the Convertible Debenture Exchange Shares ; ( ii) the Convertible Debentureholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Convertible Debentureholders shall have no further right, title or interest in and to the Convertible Debentures or the Convertible Debentureholder Claims ; and ( iii) the Convertible Debentures and the Convertible Debenture Documents shall be cancelled, provided that the Convertible Debenture Documents shall

- 23 - remain in effect solely to allow the applicable Trustees to make the distributions set forth in this Plan. ( j) Just Energy shall become entitled to the total amount of funds deposited in escrow with the Escrow Agent in connection with the New Equity Offering, the Backstop Commitment Letter and the Support Agreement Supplement, and the Escrow Agent shall be deemed instructed to release to Just Energy the funds held by it in escrow in respect of the Subscription Amount of the Offered Shares subscribed for or purchased pursuant to the New Equity Offering and the Backstop Commitment Letter and the Private Placement Subscription Amounts of the Private Placement Shares subscribed for and purchased pursuant to the Private Placement . (k) Pursuant to the New Equity Offering, Just Energy shall issue to each Participating Securityholder (or to their designated nominee), in consideration for such Participating Securityholder’s Subscription Amount, the applicable number of Offered Shares that were validly subscribed for in the related Offered Shares Participation Form and such Offered Shares shall be deemed to be duly authorized, validly issued and fully paid and non - assessable . ( l) Just Energy shall issue to the Backstoppers the Backstopped Shares and/or the Additional Subscription Shares, as applicable, in accordance with the Backstop Commitment Letter and such Backstopped Shares and/or Additional Subscription Shares, as applicable, shall be deemed to be duly authorized, validly issued and fully paid and non - assessable . (m) Pursuant to the Private Placement, Just Energy shall issue to each Term Loan Debtholder (or to their designated nominee), in consideration for such Term Loan Debtholder’s Private Placement Subscription Amount, the number of Private Placement Shares that were validly subscribed for in the Support Agreement Supplement and such Private Placement Shares shall be deemed to be duly authorized, validly issued and fully paid and non - assessable . (n) Just Energy shall pay the Backstop Commitment Fee and the Backstop Funding Fee in accordance with the Backstop Commitment Letter, which payments shall be directed to Just Energy in consideration for the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares, which shall be issued in accordance with the Backstop Commitment Letter, and such Backstop Commitment Fee Shares and Backstop Funding Fee Shares shall be deemed to be duly authorized, validly issued and fully paid and non - assessable . (o) The amount added to the stated capital for the Common Shares in respect of the share issuances in 4 . 4 (k) - (n) shall be equal to the cash received by Just Energy and in the case of U . S . dollar cash the amount added to the stated capital for the Common Shares shall be the Canadian dollar amount resulting from the conversion of such U . S . dollars to Canadian dollars based on the noon exchange rate, as quoted by Bloomberg, applicable on the Effective Date .

- 24 - (p) Just Energy shall pay in full in cash the outstanding reasonable and documented fees and expenses of the advisors to the Applicants and to the Term Loan Debtholders pursuant to the terms and conditions of the Support Agreement, and shall pay the fees and expenses of the advisors to the Supporting Convertible Debentureholders pursuant to the terms and conditions of the Convertible Debentureholder Support Agreement . (q) The releases referred to in Article 7 shall become effective. (r) The board of directors of Just Energy immediately prior to the Effective Time shall be deemed to have resigned and the New Directors shall be deemed to have been appointed and to have each consented to such appointment . (s) The Management Incentive Plan shall be deemed to be approved by the Existing Common Shareholders and those persons receiving New Common Shares pursuant to this Plan . ( t) The articles of 121 Canada shall be amended to include the following restrictions on the business that 121 Canada may carry on, effective as of the Effective Date: “The business that the Corporation may carry on shall be limited to the activities and operations of the Corporation that are permitted pursuant to the amended and restated term loan agreement, as may be supplemented, amended or restated from time to time, that was entered into among Just Energy Group Inc . , National Bank of Canada, as administrative agent and the other lenders party thereto pursuant to a plan of arrangement under the Canada Business Corporations Act , for so long as any loans thereunder are outstanding . ” 5. Securities Law Matters The Applicants intend that the issuance and distribution, pursuant to this Plan, of: (a) New Common Shares of Just Energy issued on conversion of, or in exchange for, the Senior Unsecured Debt, the Convertible Debentures and the Preferred Shares pursuant to this Plan (other than the Allotted Offered Shares, the Additional Subscription Shares, the Backstopped Shares, the Backstop Commitment Fee Shares and the Backstop Funding Fee Shares issued pursuant to this Plan) shall be exempt from the registration requirements of the U . S . Securities Act pursuant to Section 3 (a)(10) or 4 (a)(2) thereof or Regulation S or Regulation D thereunder, as the case may be ; (b) New Subordinated Notes of Just Energy issued pursuant to this Plan shall be exempt from the registration requirements of the U . S . Securities Act pursuant to Section 4 (a)(2) thereof or Regulation S or Regulation D thereunder, as the case may be ; (c) the Allotted Offered Shares issued pursuant to this Plan shall be registered under the U . S . Securities Act pursuant to a registration statement on Form F - 7 filed by Just Energy with the U . S . Securities and Exchange Commission ;

- 25 - (d) the Backstopped Shares, the Additional Subscription Shares, the Backstop Commitment Fee Shares, the Private Placement Shares and the Backstop Funding Fee Shares issued pursuant to this Plan shall be exempt from the registration requirements of the U . S . Securities Act pursuant to Regulation S or Regulation D under the U . S . Securities Act, as the case may be ; and (e) the New Common Shares of Just Energy issued upon conversion of, or in exchange for, the Senior Unsecured Debt, the Convertible Debentures and the Preferred Shares and the Offered Shares issued pursuant to the New Equity Offering shall be exempt from the prospectus requirements of Canadian Securities Laws, to the extent applicable, pursuant to Section 2 . 11 of National Instrument 45 - 106 – Prospectus Exemptions of the Canadian Securities Administrators . 5.6 Stated Capital The aggregate amount to be added to the stated capital account in respect of the New Common Shares for the purposes of the CBCA in respect of the issuance of New Common Shares pursuant to this Plan will be confirmed by the directors of Just Energy . ARTICLE 6 IMPLEMENTATION OF ARRANGEMENT 1. Withholding Rights Just Energy and/or any other Person making a payment contemplated herein shall be entitled to deduct and withhold from any consideration payable to any Person such amounts as it is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of applicable federal, provincial, territorial, state, local or foreign tax Laws, in each case, as amended . To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually and timely remitted to the appropriate taxing authority . To the extent that the amounts so required or permitted to be deducted or withheld from any payment to a Person exceed the cash portion of the consideration otherwise payable to that Person : (i) the payor is authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to enable it to comply with such deduction or withholding requirement or entitlement, and the payor shall notify the applicable Person thereof and remit to such Person any unapplied balance of the net proceeds of such sale ; or (ii) if such sale is not reasonably possible, the payor shall not be required to make such excess payment until the Person has directly satisfied any such withholding obligation and provides evidence thereof to the payor . 2. Allocation of Payments Unless expressly provided for otherwise, if the aggregate amount paid in respect of a particular Debtholder Claim does not exceed the aggregate amount of accrued but unpaid interest plus the principal amount in respect of the obligations to which such Debtholder Claim relates, then all amounts paid or payable hereunder on account of such Debtholder Claim (including, for greater certainty, any securities received hereunder) shall be applied as follows : (i) first, in respect

- 26 - of the principal amount of the obligations to which such Debtholder Claim relates, and (ii) second, in respect of the accrued but unpaid interest on such obligations . Unless expressly provided for otherwise, in any other cases, all amounts paid or payable hereunder on account of a particular Debtholder Claim (including, for greater certainty, any securities received hereunder) shall be applied as follows : (i) first, in respect of the accrued but unpaid interest on the obligations to which such Debtholder Claim relates, and (ii) second, in respect of the principal amount of such obligations . 3. Fractional Interests No fractional Common Shares or New Subordinated Notes shall be issued under this Plan, including any fractional interests created as a result of the Common Share Consolidation, and fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Common Shares or New Subordinated Notes, as applicable . Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional Common Shares or New Subordinated Notes pursuant to this Plan shall be rounded down to the nearest whole number of Common Shares or New Subordinated Notes, as applicable, without compensation therefor . 4. Calculations All calculations and determinations made by the Applicants for the purposes of this Plan, including, without limitation, the allocation of amounts under Section 6 . 2 shall, subject to compliance with the Support Agreement and the Backstop Commitment Letter, be conclusive, final and binding upon the Securityholders . ARTICLE 7 R ELE A SES 7.1 Release of Released Parties and Extinguishment of Affected Equity Claims At the applicable time pursuant to Section 5 . 4 , each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Affected Equity Claims, the Support Agreement, the Support Agreement Supplement, the Backstop Commitment Letter, the Convertible Debentureholder Support Agreement, this Plan, these proceedings, the transactions contemplated hereunder and any proceedings commenced with respect to or in connection with this Plan, the Strategic Review and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge (i) any of the Released Parties from or in respect of its obligations under this Plan, the Support Agreement, the Support Agreement Supplement, the Backstop Commitment Letter, the Convertible Debentureholder Support Agreement, the New Subordinated Notes, any Amended & Restated Term Loan Document or any Continuing Guarantee, (ii) any Existing Equity Class Action Claims which shall be treated and restricted as set out in Section 7 . 3 below, or (iii) any Released Party from liabilities or claims (other than in relation to an Affected Equity Claim) attributable to any Released Party’s fraud, wilful misconduct, criminal act or criminal omission, as determined by the final, non - appealable judgment of a court of competent jurisdiction . Further, any and all

- 27 - Affected Equity Claims shall be deemed to have been fully and finally extinguished, cancelled, released, dismissed and enjoined as of the Effective Date. 7 . 2 Injunctions All Persons are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Date, with respect to any and all Released Claims, from (i) commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever against the Released Parties, as applicable, or commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever that could result in a claim for contribution of indemnity from a Released Party in respect of any and all Released Claims ; (ii) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against the Released Parties ; (iii) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind against the Released Parties or their property ; or (iv) taking any actions to interfere with the implementation or consummation of this Plan ; provided, however, that the foregoing shall not apply to the enforcement of any obligations under this Plan 7 . 3 Existing Equity Class Action Claims From and after the Effective Date, any Person having an Existing Equity Class Action Claim against Just Energy or any of its current or former officers and/or directors shall only be permitted to continue its Existing Equity Class Action Claims to the point of determination of liability, if any, and the recovery of any such Person shall be limited to the proceeds under the Insurance Policies, to the extent available in respect of any such Existing Equity Class Action Claims, without any additional rights of enforcement or recovery as against the Released Parties . Any such Person shall be irrevocably and forever limited solely to recovery from the proceeds of the Insurance Policies payable on behalf of Just Energy or its directors and officers in respect of any such Existing Equity Class Action Claims, and such Person shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the Released Parties or any of their respective current or former officers and directors in respect of an Existing Equity Class Action Claims, other than enforcing such Person’s rights to be paid by the applicable insurer(s) from the proceeds of the applicable Insurance Policies . Nothing in this paragraph prejudices, compromises, releases or otherwise affects (i) any right or defence of any insurer in respect of an Insurance Policy or (ii) any Person having an Existing Equity Class Action Claims from recovering against Just Energy’s current and former directors and officers for any liabilities or claims attributable to any such director or officer’s fraud, wilful misconduct, criminal act or criminal omission, as determined by the final, non - appealable judgment of a court of competent jurisdiction, provided that all defence costs of any action referred to in this subsection (ii) shall not be paid by any of the Just Energy Entities .

- 28 - ARTICLE 8 CONDITIONS PRECEDENT TO PLAN IMPLEMENTATION 1. Conditions Precedent to Implementation of this Plan The implementation of this Plan shall be conditional upon the fulfillment, satisfaction or waiver of the following conditions precedent : (a) the Court shall have granted the Final Order and the Final Order shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Applicants, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired ; (b) no Law shall have been passed and become effective, the effect of which makes the consummation of this Plan illegal or otherwise prohibited ; (c) all conditions to implementation of this Plan set out in the Support Agreement and the Support Agreement Supplement shall have been satisfied or waived by the applicable parties pursuant to the terms of the Support Agreement and the Support Agreement Supplement ; (d) all conditions to implementation of this Plan set out in the Backstop Commitment Letter shall have been satisfied or waived by the applicable parties pursuant to the terms of the Backstop Commitment Letter ; and (e) all conditions and terms set out in the Convertible Debentureholder Support Agreement shall have been satisfied or waived by the applicable parties pursuant to the terms of the Convertible Debentureholder Support Agreement . 2. Effectiveness This Plan will become effective in the sequence described in Section 5 . 4 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall be binding on and enure to the benefit of the Just Energy Entities, the Debtholders, the Trustees, the Term Loan Agent, all Existing Equity Holders, all Persons with any Existing Equity Class Action Claims, the Released Parties, the Affected Equity, the directors and officers of the Just Energy Entities and all other Persons named or referred to in, or subject to, this Plan and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, successors and assigns . The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety . The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 5 . 4 has become effective in the sequence set forth therein . No portion of this Plan shall take effect with respect to any party or Person until the Effective Time .

- 29 - ARTICLE 9 MIS C E LL AN E O US 1. Waiver of Defaults Except as provided in Section 16 of the Backstop Commitment Letter, from and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety . Without limiting the foregoing, and except as provided in Section 16 of the Backstop Commitment Letter, all Persons shall be deemed to have : (a) waived any and all defaults or events of default, third - party change of control rights or any non - compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt or the Debt Documents, the Support Agreement, the Backstop Commitment Letter, the Arrangement, this Plan, the transactions contemplated hereunder and any proceedings commenced with respect to or in connection with this Plan and any and all amendments or supplements thereto . Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Just Energy Entities and their respective successors from performing their obligations under this Plan ; and (b) agreed that, if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and the Just Energy Entities and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly, provided, however, that notwithstanding any other provision of this Plan, nothing herein shall affect the obligations of any of the Just Energy Entities to any employee thereof in their capacity as such (for greater certainty, other than with respect to the Affected Equity and the Affected Equity Claims), including any contract of employment between any Person and any of the Just Energy Entities . 2. Amendments to the Plan of Arrangement Subject to the terms and conditions of the Support Agreement, the Convertible Debentureholder Support Agreement and the Backstop Commitment Letter and the Interim Order : (a) the Applicants reserve the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, provided that (except as provided in subsection (c) below) any such amendment, restatement, modification or supplement must be contained in a written document that is (i) filed with the Court (either before or as soon as practicable following the Meetings provided that written copies of any such amendments, restatements, modifications or supplements are

- 30 - provided at the Meetings) and, if made following the Meetings, approved by the Court, and (ii) communicated to the Securityholders in the manner required by the Court (if so required) ; (b) any amendment, modification or supplement to this Plan may be proposed by the Applicants at any time prior to or at the Meetings, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at the Meetings, shall become part of this Plan for all purposes ; and (c) any amendment, modification or supplement to this Plan may be made following the Meetings by the Applicants, without requiring filing with, or approval of, the Court, provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not materially adverse to the financial or economic interests of any of the Securityholders . 3. Consents, Waivers and Agreements Except as provided in Section 16 of the Backstop Commitment Letter, at the Effective Time, each Debtholder and any other Person affected by this Plan will be deemed to have consented and agreed to all of the provisions of this Plan in its entirety . Without limitation to the foregoing, and except as provided in Section 16 of the Backstop Commitment Letter, each Debtholder and any other Person affected by this Plan (including, without limitation, the Trustees, the Term Loan Agent, the Existing Common Shareholders and the Existing Preferred Shareholders) will be deemed : (a) to have executed and delivered to the Applicants all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety ; (b) to have waived any non - compliance or default by the Just Energy Entities with or of any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Debtholder or other Person and the Just Energy Entities with respect to the Debt or the Debt Documents that has occurred or exists on or prior to the Effective Time ; and (c) to have agreed that, if there is any conflict between the provisions of any such agreement and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly . 4. Paramountcy On and from the Effective Time, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, support agreement, commitment letter, by - laws or other agreement, written or oral, and any and all

- 31 -

amendments or supplements thereto existing between one or more of the Debtholders, on the one hand, and any of the Applicants, on the other hand, as at the Effective Date will be deemed to be governed by the terms, conditions and provisions of this Plan and the Final Order, which shall take precedence and priority.

9.5 Credit Facility Lenders

Notwithstanding any other provision of this Plan, (i) nothing herein shall affect the obligations of any of the Just Energy Entities to the Credit Facility Administrative Agent, the Collateral Agent or the Credit Facility Lenders under or in connection with the Credit Agreement or any other Credit Document (as defined in the Credit Agreement), and (ii) all rights, remedies, interests, claims and entitlements of the Credit Facility Administrative Agent, the Collateral Agent and the Credit Facility Lenders under and in respect of the Credit Agreement and the other Credit Documents shall remain unaffected in all respects by this Plan (including all transactions, releases, injunctions, waivers and deeming provisions contemplated herein). Without limiting the foregoing, the provisions of Article 7 and Sections 5.3, 5.4, 8.2, 9.1, 9.3, 9.4 and 9.10 shall not apply to the Credit Facility Administrative Agent, the Collateral Agent and the Credit Facility Lenders or the obligations of any of the Just Energy Entities to the Credit Facility Administrative Agent, the Collateral Agent or the Credit Facility Lenders under or in connection with the Credit Agreement or any other Credit Document, and the capitalized term "Persons", as used herein, shall exclude the Credit Facility Administrative Agent, the Collateral Agent and the Credit Facility Lenders in their capacity as such.

9.6 Deeming Provisions

In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

9.7 Severability

If prior to the Effective Date, any provision of this Plan is held by the Court to be invalid, void or unenforceable, the Court, at the request of Just Energy and subject to the consent of counsel to the Term Loan Debtholders, acting reasonably, may alter and/or interpret such provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of such provision, and such provision will then be applicable as altered or interpreted and the remainder of the provisions of this Plan will remain in full force and effect and will in no way be invalidated by such alteration or interpretation.

9.8 Term Loan Debtholders and Initial Backstoppers

For the purposes of this Plan, the Applicants shall be entitled to rely on written confirmation from Torys LLP that the Term Loan Debtholders or the Initial Backstoppers (as defined in the Backstop Commitment Letter), as applicable, have agreed to, waived, consented to or approved a particular matter.

- 32 -

9.9 Convertible Debentureholders

For the purposes of this Plan, the Applicants shall be entitled to rely on written confirmation from Goodmans LLP that the Supporting Convertible Debentureholders, have agreed to, waived, consented to or approved a particular matter.

9.10 Notices

Any notices or communication to be made or given hereunder shall be in writing and shall reflect this Plan and may, subject as hereinafter provided, be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by e-mail addressed to the respective parties as follows:

(i) if to Just Energy:

Just Energy Group Inc.
100 King Street West, Suite 2630
Toronto, Ontario
M5X 1E1

Attention: Jonah Davids
Email: jdavids@justenergy.com

With a required copy (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP
100 King Street West, Suite 6200
Toronto, Ontario
M5X 1B8

Attention: Marc Wasserman & Michael De Lellis
Email: mwasserman@osler.com
mdelellis@osler.com

(ii) if to the Term Loan Debtholders or the Initial Backstoppers

Torys LLP
79 Wellington St., 30th Floor
Toronto, Ontario M5K 1N2

Attention: Tony DeMarinis
Email: tdemarinis@torys.com

(iii) if to the Supporting Convertible Debentureholders

Goodmans LLP
333 Bay Street., 34th Floor
Toronto, Ontario M5H 2S7

- 33 - A tt e ntion: Email: Robert J. Chadwick rchadwick@goodmans.ca or to such other address as any party above may from time to time notify the others in accordance with this Section 9 . 9 . In the event of any strike, lock - out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by email and any notice or other communication given or made by prepaid mail within the five (5) Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made . Any such notices and communications so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing, provided that such day in either event is a Business Day and the communication is so delivered or emailed before 5 : 00 p . m . on such day . Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day . The unintentional failure by the Applicants to give a notice contemplated hereunder to any particular Securityholder shall not invalidate this Plan or any action taken by any Person pursuant to this Plan . 9.11 Further Assurances Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the Persons named or referred to in, affected by or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein .

SCHEDULE “B” Registration Instructions [Redacted]

SCHEDULE “C” Revised Schedule “A” to the Term Sheet

FIRST AMENDED AND RESTATED LOAN AGREEMENT AMONG JUST ENERGY GROUP INC. as Borrower AND NATIONAL BANK OF CANADA, as Agent AND SAGARD CREDIT PARTNERS, LP and EACH OTHER PERSON from time to time party hereto as a Lender, as Lenders MADE AS OF September [  ], 2020

TABLE OF CONTENTS ARTICLE 1 INTERPRETATION.................................................................................................. 2 1.01 Definitions............................................................................................................... 2 1.02 Headings ............................................................................................................... 28 1.03 Number ................................................................................................................. 29 1.04 Accounting Principles ........................................................................................... 29 1.05 Accounting Practices ............................................................................................ 29 1.06 Currency................................................................................................................ 29 1.07 Paramountcy ......................................................................................................... 29 1.08 Non - Business Days ............................................................................................... 30 1.09 Statutory and Material Contract References ......................................................... 30 1.10 Interest Payments and Calculations ...................................................................... 30 1.11 Determination by the Borrower ............................................................................ 31 1.12 Schedules .............................................................................................................. 32 ARTICLE 2 THE LOAN FACILITY........................................................................................... 32 2.01 Loan Facility ......................................................................................................... 32 ARTICLE 3 CONDITIONS PRECEDENT ................................................................................. 33 3 . 01 Conditions Precedent to Effectiveness of this Agreement .................................... 33 3 . 02 Waiver ................................................................................................................... 35 3 . 03 Amendment and Restatement ............................................................................... 35 ARTICLE 4 PAYMENTS OF INTEREST AND FEES .............................................................. 36 4.01 Interest on Advances ............................................................................................. 36 4.02 No Set - Off, Deduction etc. ................................................................................... 37 4.03 Fees ....................................................................................................................... 37 4.04 [Reserved] ............................................................................................................. 38 4.05 Account of Record ................................................................................................ 38 4.06 Notes ..................................................................................................................... 38 4.07 Maximum Rate of Interest .................................................................................... 39 ARTICLE 5 REPAYMENT ......................................................................................................... 39 5 . 01 Mandatory Repayment of Principal at Maturity or on a Change of Control ........ 39 5 . 02 Voluntary Repayments .......................................................................................... 40 ARTICLE 6 PLACE AND APPLICATION OF PAYMENTS ................................................... 40 6.01 Place of Payment of Principal, Interest and Fees.................................................. 40 ARTICLE 7 REPRESENTATIONS AND WARRANTIES........................................................ 40 7.01 Representations and Warranties............................................................................ 40 7 . 02 Survival and Repetition of Representations and Warranties ................................ 48 ARTICLE 8 COVENANTS ......................................................................................................... 48 8.01 Positive Covenants................................................................................................ 48 8.02 Financial Covenants.............................................................................................. 52 8.03 Reporting Requirements ....................................................................................... 53 8.04 Negative Covenants .............................................................................................. 55

- ii - 8.05 Restricted and Unrestricted Subsidiaries .............................................................. 59 ARTICLE 9 DEFAULT ............................................................................................................... 61 9.01 Events of Default .................................................................................................. 61 9.02 Acceleration and Termination of Rights............................................................... 64 9.03 Remedies Cumulative and Waivers ...................................................................... 64 9.04 Termination of Lenders’ Obligations.................................................................... 65 9.05 Perform Obligations.............................................................................................. 65 9.06 Third Parties.......................................................................................................... 65 ARTICLE 10 COSTS, EXPENSES AND INDEMNIFICATION............................................... 65 10.01 Costs and Expenses............................................................................................... 65 10.02 Indemnification by the Borrower.......................................................................... 66 10.03 Specific Environmental Indemnification .............................................................. 66 10.04 Exclusion............................................................................................................... 67 ARTICLE 11 THE AGENT AND THE LENDERS .................................................................... 67 11.01 Appointment ......................................................................................................... 67 11.02 Indemnity from Lenders ....................................................................................... 68 11.03 Exculpation ........................................................................................................... 68 11.04 Reliance on Information ....................................................................................... 69 11.05 Knowledge and Required Action.......................................................................... 69 11.06 Request for Instructions ........................................................................................ 69 11.07 The Agent Individually ......................................................................................... 69 11.08 Resignation and Termination ................................................................................ 70 11.09 Actions by Lenders ............................................................................................... 70 11.10 Provisions for Benefit of Lenders Only ................................................................ 71 11.11 Payments by Agent ............................................................................................... 71 11.12 Direct Payments .................................................................................................... 72 11 . 13 Acknowledgements, Representations and Covenants of Lenders ........................ 72 11 . 14 Rights of Agent ..................................................................................................... 73 11 . 15 Collective Action of the Lenders .......................................................................... 74 11 . 16 Funding by Lenders ; Presumption by Agent ........................................................ 74 11 . 17 Payments by the Borrower ; Presumption by Agent .............................................. 74 11 . 18 Non - Funding Lenders ........................................................................................... 75 11 . 19 Acknowledgement and Consent to Bail - In of Affected Financial Institutions ............................................................................................................. 76 11 . 20 Acknowledgement Regarding Any Supported QFCs . .......................................... 77 11 . 21 Divisions ............................................................................................................... 78 ARTICLE 12 TAXES................................................................................................................... 79 12.01 Taxes ..................................................................................................................... 79 ARTICLE 13 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS..................... 82 13.01 Successors and Assigns......................................................................................... 82 13.02 Assignments .......................................................................................................... 83 13.03 Participations......................................................................................................... 84

- iii - ARTICLE 14 GENERAL ............................................................................................................. 85 14.01 Exchange and Confidentiality of Information ...................................................... 85 14.02 Nature of Obligations under this Agreement ........................................................ 86 14.03 Notice .................................................................................................................... 86 14.04 Governing Law ..................................................................................................... 87 14.05 Judgment Currency ............................................................................................... 87 14.06 Benefit of the Agreement ...................................................................................... 88 14.07 Severability ........................................................................................................... 88 14.08 Whole Agreement ................................................................................................. 88 14.09 Further Assurances................................................................................................ 88 14.10 Waiver of Jury Trial .............................................................................................. 88 14.11 Consent to Jurisdiction.......................................................................................... 89 14.12 Time of the Essence .............................................................................................. 89 14.13 Electronic Execution and Delivery ....................................................................... 89 14.14 Counterparts .......................................................................................................... 89 14.15 Delivery by Facsimile Transmission .................................................................... 90 14.16 Term of Agreement ............................................................................................... 90 14.17 USA Patriot Act .................................................................................................... 90 14.18 Anti - Money Laundering Legislation .................................................................... 90 14.19 Public Disclosure .................................................................................................. 90

FIRST AMENDED AND RESTATED LOAN AGREEMENT THIS FIRST AMENDED AND RESTATED LOAN AGREEMENT is made as of September [  ], 2020 AMONG: JUST ENERGY GROUP INC. , a corporation existing under the laws of Canada (hereinafter referred to as the “ Borrower ”) - and - NATIONAL BANK OF CANADA , in its capacity as administrative agent (hereinafter referred to as the “ Agent ”) - and - SAGARD CREDIT PARTNERS, LP , and each other Person from time to time party to this Agreement as a Lender (hereinafter in such capacities individually referred to as a “ Lender ” and collectively in such capacities referred to as, the “ Lenders ”) WHEREAS the Borrower, the Agent and the Lenders are party to a loan agreement dated as of September 18, 2018 as amended by a limited waiver and amending agreement dated as of March 19, 2019, a limited waiver and second amending agreement dated as of June 25, 2019, a third amending agreement to loan agreement dated as of July 23, 2019, a limited waiver and fourth amending agreement dated as of November 30, 2019, a limited waiver and fifth amending agreement dated as of March 31, 2020 (collectively, the “ Original Loan Agreement ”); AND WHEREAS , the Corporation is party to a trust deed dated as of January 29, 2014 between the Borrower, U.S. Bank Trustees Limited as trustee and Elavon Financial Services Limited, UK Branch, pursuant to which the Borrower issued US<Redacted> aggregate principal amount of 6.5% convertible bonds issued due December 31, 2020 (the “ UK Convertible Bonds ”); AND WHEREAS the Borrower and the Lenders entered into a support agreement dated as of July 8, 2020, as supplemented on August  , 2020 pursuant to a support agreement supplement (collectively, the “ Support Agreement ”), pursuant to, among other things, which they have agreed to amend and restate the Original Loan Agreement pursuant to the terms of this first amended and restated loan agreement; AND WHEREAS pursuant to an order of the Superior Court of Justice of Ontario on [  ], 2020 , (the “ Court Order ”) the court approved the Recapitalization Plan (defined below) with the effect that all obligations outstanding under the UK Convertible Bonds will be extinguished and the holders of the UK Convertible Bonds shall be deemed to be Additional Lenders (defined below) hereunder;

- 2 - NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows: ARTICLE 1 I N TE RPR ET A TION 1.01 Definitions In this Agreement unless something in the subject matter or context is inconsistent therewith: “<Redacted> Subordinated Notes ” means the <Redacted> aggregate principal amount (plus any interest or fee in respect of such indebtedness that is paid in kind (and not in cash) of 7% subordinated notes of the Borrower maturing September [  ], 2026, issued on September [  ], 2020 pursuant to the <Redacted> Subordinated Notes Indenture. “ $ <Redacted> Subordinated Notes Indenture ” means the note indenture made as of September [  ], 2020 between the Borrower and [  ], as trustee, as may be supplemented, amended or restated from time to time in accordance with the terms of this Agreement, pursuant to which the <Redacted> Subordinated Notes are issued. “ Acquisition ” means, with respect to any Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the Property of any other Person, or (b) any division, business, operation or undertaking of any other Person or of all or substantially all of the Property of any division, business, operation or undertaking of any other Person. “ Additional Lenders ” means any Person that is not an existing Lender to the Original Loan Agreement and that have been deemed pursuant to the Court Order to have provided Additional Term Commitments pursuant to Sec tion 2.01(2) and “ Lender ” means any one of the Additional Lenders and includes each of their successors and permitted assigns. “ Additional Term Commitments ” means, in respect of each Additional Lender from time to time, the amount of set forth in Schedule A to this Agreement opposite such Lender’s name (which may be amended and distributed to all parties by the Agent from time to time as other persons become Lenders). “ Additional Term Loans ” has the meaning set for th in 2.01(2). “ Advance ” means each borrowing by the Borrower by way of a term loan under the Loan Facility and any reference relating to the amount of Advances will mean the sum of the principal amount of all outstanding Advances plus any PIK Interest or PIK Fees that has been added to the principal in accordance with Section 4.01 or Section 4.03.

- 3 - “ Affiliate ” has the meaning ascribed thereto in the Business Corporations Act (Ontario) and for greater certainty, with respect to the Borrower includes a Subsidiary of the Borrower. “ Agent ” means National Bank of Canada in its capacity as administrative agent for the Lenders, including any successor agent pursuant to Section 11.08 hereof. “ Agent’s Payment Location ” means the office of the Agent that the Agent may from time to time designate by notice to the Borrower and the Lenders. “Aggregate Swap Exposure” means, at any time, the negative net marked to market amount, if any, that would be carried in the accounts of the Borrower on a Modified Consolidated Basis at such time with respect to Hedges (other than Commodity Hedges) as a liability in accordance with GAAP. “ Agreement ” means this first amended and restated loan agreement, the schedules and all amendments made hereto in accordance with the provisions hereof as amended, revised, replaced, supplemented or restated from time to time. “ Alberta Utilities Commission Debt ” means Debt in the aggregate principal amount of approximately <Redacted> incurred by an Obligor from time to time owing to Her Majesty the Queen in Right of Alberta or Balancing Pool, a corporation established by the Electric Utilities Act (Alberta) or, in each case, any agency thereof, in connection with the utility payment deferral programs established or to be established under the Utility Payment Deferral Program Act (Alberta), including for certainty, any Debt incurred by (i) [ Ɣ ] pursuant to the loan agreement dated [ Ɣ ], 2020 between [ Ɣ ] and Her Majesty the Queen in Right of Alberta, as represented by the Associate Minister of Natural Gas and Electricity and (ii) [ Ɣ ] pursuant to the funding agreement dated [ Ɣ ], 2020 between [ Ɣ ] and Balancing Pool. “ Anti - Corruption Laws ” means the Corruption of Foreign Public Officials Act (Canada), the FCPA and all other similar Applicable Law with respect to the prevention of corruption and bribery. “ Applicable Law ” means, in respect of any Person, property, transaction, event or other matter, as applicable, all domestic and foreign laws, rules, statutes, regulations, treaties, orders, judgments and decrees and, to the extent they have the force of law, all official directives, rules, guidelines, orders, policies and other requirements of any Governmental Authority (collectively the “ Law ”) and will also include any interpretation of the Law or any part of the Law by any Person having jurisdiction over it or charged with its administration or interpretation in each case having the force of law relating or applicable to such Person, property, transaction, event or other matter. “ Applicable Order ” means any applicable domestic or foreign order, judgment, award or decree made by any court or Governmental Authority. “ Arm’s Length ” has the meaning specified in the definition of “ Non Arm’s Length ”. “ Assignment Agreement ” has the meaning specified in Sec tion 13.02.

- 4 - “ Associate ” means an “associate” as defined in the Business Corporations Act (Ontario). “Available Supply” means, at any time, the amount of natural gas, electricity or JustGreen Products (whether physical or financial) contracted for by the Obligors under existing Supplier Contracts, less any sales of excess of such commodity already contracted for under existing Supplier Contracts at such time. “ Average Net Senior Debt Utilization to EBITDA Ratio ” means, for any Fiscal Quarter, the ratio of (a) the daily average of (i) the amount of the Senior Debt, less (ii) the aggregate amount of the cash on deposit in the bank accounts of the Obligors and any Cash Equivalents (determined on a Modified Consolidated Basis), each measured at 5:00 p.m. Toronto time on each day in such Fiscal Quarter, and (b) EBITDA in respect of the immediately preceding Four Quarter Period. “ Bail - In Action ” means the exercise of any Write - Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution. “ Bail - In Legislation ” means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail - In Legislation Schedule, and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings). “ Billed Accounts Receivable ” means all present and future amounts in respect of gas, electricity or JustGreen Products that has been delivered to a Customer pursuant to a Customer Contract, and that have been billed to such Customer and assigned or sold to an LDC pursuant to a Collection Service Agreement. “ Borrower ” means Just Energy Group Inc. and includes its successors and assigns. “ Borrower’s Counsel ” means the firm of Fasken Martineau DuMoulin LLP or such other firm or firms of legal counsel as the Borrower may from time to time designate. “ Business ” means the business carried on by the Obligors consisting of (i) the purchase of natural gas, electricity and JustGreen Products under Supplier Contracts, (ii) the marketing and sale of natural gas, electricity and JustGreen Products to Customers under Customer Contracts, (iii) the marketing, sale and lease of home and business solutions, including smart thermostats, energy monitoring and management applications, smart sprinkler controllers and other smart home and business devices, (iv) the management of consumers’ and businesses’ energy consumption, (v) the marketing and sale of solar energy products; (vi) the ownership and operation of green energy generation assets; and (vii) the generating of sales leads of other third party products. “ Business Day ” means a day on which banks are generally open for business in Toronto, Ontario and Montreal, Quebec.

- 5 - “ Canadian Dollars ”, “ Cdn. Dollars ”, “ Cdn.$ ” and “ $ ” mean the lawful money of Canada. “ Canadian Pension Plan ” means any “pension plan” or “plan” that is subject to the funding requirements of the Pension Benefits Act (Ontario) or applicable pension benefits legislation in any other Canadian jurisdiction and is applicable to employees resident in Canada of an Obligor. “ Canadian Welfare Plan ” means any medical, health, hospitalization, insurance or other employee benefit or welfare plan or arrangement applicable to employees resident in Canada of an Obligor, but excluding (a) any Canadian Pension Plans and (b) plans established by statute or administered by a Governmental Authority, including the Canada Pension Plan, the Quebec Pension Plan or plans administered pursuant to federal or provincial health, workers compensation and employment insurance legislation. “Cash Equivalents” means: (a) marketable direct obligations issued by, or unconditionally guaranteed by, the government of Canada or the government of the United States or any agency or instrumentality of either of them, and backed by the full faith and credit of Canada or the United States, as the case may be, in each case maturing within one year from the date of acquisition; (b) demand deposits, term deposits, certificates of deposit or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any commercial bank organized under the laws of Canada or the United States or any state thereof whose long term debt is rated at least A or the equivalent thereof by S&P or at least A2 or the equivalent thereof by Moody’s; and (c) commercial paper of an issuer rated at least A - 1+ or the equivalent thereof by S&P or at least P - 1 or the equivalent thereof by Moody’s or at least R - 1 (High) or the equivalent thereof by DBRS, and in each case maturing within six months from the date of acquisition. “ Cash Security Deposit ” means an amount required to be paid by an Obligor to an LDC pursuant to a Collection Service Agreement following the occurrence of an event of default thereunder, in respect of amounts owing by such Obligor to such LDC pursuant to such Collection Service Agreement. “ CERCLA ” means the Comprehensive Environmental Response Compensation and Liability Act of 1980 , as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. †† 9601 et seq., and any future amendments thereto. “ Change of Control ” means, following the Closing Date, with respect to the Borrower, the occurrence of any of the following: (a) the acquisition by any Person or group of Persons who are associates (as such term is defined in the Securities Act (Ontario)), or who act together in concert for such purpose, of (i) common shares or other voting securities of the Borrower to which are attached more than 50% of the votes that may be cast to elect the directors, or (ii) the ability, through operation of law or otherwise, to elect or cause the election or appointments of a majority of the directors. Where control is exercised de - facto by contract or representation on the

- 6 - board of directors of the Borrower, any change in the foregoing relationship where a reasonable Person would deem control to have been acquired as a result of such change, will constitute a Change of Control; (b) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, plan of arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Borrower and its Subsidiaries taken as a whole to any Person or group of Persons acting jointly or in concert for purposes of such transaction; (c) the adoption of a plan relating to the liquidation or dissolution of the Borrower, which is not otherwise permitted under this Agreement or (d) the first day on which a majority of the members of the board of directors of the Borrower are not Continuing Directors. “ Closing Date ” means the date on which all of the conditions precedent set forth in Sec tion 3.01 are satisfied or waived. “ Code ” means the Internal Revenue Code of 1986 of the United States, as amended, and any successor statute thereto. “ Collection Service Agreement ” means a collection service agreement entered into from time to time between an Obligor and a LDC providing for billing and collection services by such LDC on behalf of such Obligor with respect to its Customers, as supplemented, amended or restated from time to time. “ Commitment ” means, in respect of each Lender from time to time, the amount of set forth in Schedule A to this Agreement opposite such Lender’s name (which will be amended and distributed to all parties by the Agent from time to time as other persons become Lenders), which for greater certainty will in each case be reduced by such Lender’s Proportionate Share of the amount of any permanent prepayments or reductions required or made hereunder. “Commodity Hedges” means any agreement for the hedging or fixing of the cost of commodities used in the ordinary course of business so long as such obligations are settled by the payment of money and not by the delivery of such commodities. “ Compliance Certificate ” means the certificate required pursuant to Section 8.03(3) substantially in the form annexed as Schedule I and signed by a senior officer of the Borrower. “ Contingent Obligation ” means, with respect to any Person, calculated without duplication, obligations of such Person in respect of synthetic lease obligations, contingent liabilities in respect of letters of credit, letters of guarantee and similar instruments, capital stock which in accordance with GAAP is not included in shareholders’ equity, net obligations under Hedges, contingent liabilities required to be treated as a liability on a balance sheet of such Person in accordance with GAAP and contingent liabilities under any guarantee, including without limitation, under any guarantee of any of the foregoing, but excluding operating leases and trade payables arising in the ordinary course of business. “ Continuing Directors ” means, as of any date of determination, any member of the board of directors of the Borrower who (a) was a member of the board of directors of the Borrower on the Closing Date (after giving effect to the implementation of the Recapitalization Plan), or (b) was nominated for election or elected to the board of directors of the Borrower with the approval of a

- 7 - majority of the Continuing Directors who were members of the board of directors at the time of such nomination or election. “ Controlled Group ” means all members of a controlled group of corporations or other business entities and all trades or businesses (whether or not incorporated) under common control, which together with the Borrower and any of its subsidiaries, are treated as a single employer under Section 414 of the Code or Section 4001 of ERISA. “ Court Order ” has the meaning provided in the recitals to this Agreement , [a copy of which is attached as Schedule <@>]. “ Credit Card Payment Account ” means a bank account maintained by an Obligor into which Customers make credit card payments in respect of exit fees and other payments in respect of the Business and in respect of which a security interest is granted to a merchant services provider. “ Currency Hedge ” means any agreement, whether in the form of a futures or forward contract, swap or otherwise, for the hedging of a currency risk in Canadian Dollars or US Dollars. “Customer Contracts” means contracts entered into from time to time by Obligors with Customers in connection with the Business. “ Customers ” means residential, small to mid - size commercial and small industrial purchasers of products of the Business from an Obligor. “ Debt ” means, with respect to any Person, without duplication, the aggregate of the following amounts, at the date of determination: (a) the principal amount of all indebtedness of such Person for borrowed money, (b) the principal amount of all obligations of such Person for the deferred purchase price of Property or services in excess of 90 days which constitute indebtedness, (c) the principal amount of all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) the principal amount of all obligations of such Person created or arising under any conditional sale or other title retention agreement (other than operating leases) with respect to property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Lease Obligations of such Person, (f) the undrawn amount of all letters of credit issued on behalf of such Person and the full face amount of all bankers’ acceptances issued by or on behalf of such Person, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other equity interests of such Person, (h) all Contingent Obligations of such Person in respect of any of the foregoing items, (i) all Hedges, (j) all Debt referred to in clauses (a) through (i) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt, limited to the fair market value of such property, and (k) any other obligation arising under arrangements or agreements that, in substance, constitute indebtedness for borrowed money of such Person. “ Deferred Compensation Plan ” means the deferred compensation plan pursuant to which rights to common shares of the Borrower are issued to directors in lieu of fees payable in cash and are

- 8 - exchangeable into common shares of the Borrower, as supplemented, amended or restated from time to time. “Depreciation Expense” means, for any period with respect to the Borrower, depreciation, amortization (excluding the amortization of contract initiation costs), depletion and other like reductions to income of the Borrower for such period not involving any outlay of cash, determined, without duplication, on a Modified Consolidated Basis in accordance with GAAP and includes, for greater certainty, amortization of any up front financing fees. “ Designated Disposition ” means a Disposition by the Borrower or any of its Subsidiaries of (i) any shares or other equity interests in <Redacted>, (ii) any shares or other equity interests in a <Redacted> Entity, or (iii) any Property of a <Redacted> Entity . “ Disposition ” means any sale, assignment, transfer, conveyance, permanent user license or other disposition of any nature or kind whatsoever of any Property or of any right, title or interest in or to any Property, and the verb “ Dispose ” will have a correlative meaning . “Distributions” means the payment by a Person: (a) of any dividends or distributions on any equity interests, (b) of any interest, premium or fees owing on any indebtedness, including any indebtedness which is subordinate to the indebtedness owing to the Lenders (including, without limitation, in respect of Existing Intercompany Debt, Future Intercompany Debt, Permitted Unrestricted Subsidiary Debt and the <Redacted> Subordinated Notes), (c) distributions paid in cash under the Restricted Share Grant Plan or the Deferred Compensation Plan, (d) non - cash distributions of Share Based Compensation, (e) the application of such Person’s assets to the purchase, redemption or other acquisition or retirement of any of its shares, partnership, or trust units, as applicable, (f) permanent repayments (partial or full) of the principal amount of the Alberta Utilities Commission Debt or the <Redacted> Subordinated Notes, or (g) any other like distributions of funds whatsoever by such Person; for greater certainty the capitalization of interest together with any fees payable hereunder and the addition thereof to the principal amount of the Obligations from time to time shall not constitute a Distribution. “EBITDA” means, for any period for the Borrower determined on a Modified Consolidated Basis, net income for such period: (a) increased by the sum of (without duplication): (i) Total Interest Expense for such period; (ii) Income Tax Expense for such period; ( iii) Depreciation Expense for such period (which for greater certainty does not include any amortization of contract initiation costs); ( iv) non - cash losses resulting from the fair value of derivative financial investments for such period;

- 9 - (v) accrued (but not yet actually realized) foreign exchange translation losses; ( vi) losses on the purchase or redemption of securities issued by the Borrower and the Restricted Subsidiaries for such period; ( vii) any other cash or non - cash extraordinary, unusual or non - recurring losses for such period, excluding, for greater certainty, (A) provisions made for litigation and other similar proceedings and (B) losses associated with trading, settlement or balancing of Commodity Hedges; and (viii) Share Based Compensation to the extent settled with shares of the Borrower (i.e. non - cash); (b) decreased by the sum of (without duplication): ( i) non - cash gains resulting from the fair value of derivative financial investments for such period; ( ii) accrued (but not yet actually realized) foreign exchange translation gains; ( iii) gains on the purchase or redemption of securities issued by the Borrower and the Restricted Subsidiaries for such period; ( iv) any reduction in deferred tax recovery for such period; and (v) any other cash or non - cash extraordinary, unusual or non - recurring gains for such period, excluding, for greater certainty, gains associated with trading, settlement or balancing of Commodity Hedges. “ EDC ” means Export Development Canada. “ EDC Indemnity ” means the bonding products declaration and indemnity dated December 30, 2016, provided by each Obligor in favour of EDC. “ EEA ” means the European Economic Area. “EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent. “EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

- 10 - “EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution. “ Electricity Service Agreements ” means electricity service agreements entered into between an Obligor and an LDC regarding such Obligor’s electricity Customers. “ Eligible Customer Contracts ” means Customer Contracts for sales entered into in connection with the Business in Canada, the United States or such other jurisdiction as the Majority Lenders consent to in writing . “ Encumbrance ” means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person’s Property, or any lease in respect of a Right of Use Asset by such Person as lessee or any other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “ Encumbrances ”, “ Encumbrancer ”, “ Encumber ” and “ Encumbered ” will have corresponding meanings. “ Equity Hedges ” means any agreement, whether in the form of a futures or forward contract, swap or otherwise for the hedging of the price of shares. “ Equivalent Amount ” means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is converted into the first currency using the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Business Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Business Day, then at close of business on the immediately preceding Business Day) and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by Canadian Imperial Bank of Commerce in Toronto, Ontario on the Business Day such conversion is to be made in accordance with its normal practice. “ ERISA ” means the Employee Retirement Income Security Act of 1974 of the United States, together with the regulations thereunder as the same may be amended from time to time. Reference to Sections of ERISA also refer to any successive Sections thereto . “ ERISA Plan ” means an “employee welfare benefit plan” or “employee pension benefit plan” as such terms are defined in Sections 3 (1) and 3 (2) of ERISA . “EU Bail - In Legislation Schedule” means the EU Bail - In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time. “ Event of Default ” means any of the events described in Sec tion 9 . 01 . “ Excluded Taxes ” means in the case of each Lender, the Agent or any other recipient of any payment to be made by or on account of any obligation of the Obligors hereunder (i) Taxes imposed on or measured by its net income (however denominated), net worth, net profits, capital and franchise taxes imposed on it in lieu of net income taxes and branch profits taxes, in each

- 11 - case, (A) by the jurisdiction under the laws of which such Lender or the Agent (as the case may be) is organized or has its principal office or applicable lending office or any political subdivision thereof or (B) that are Other Connection Taxes; (ii) any withholding Taxes imposed on interest payable to or for the account of such Lender or the Agent pursuant to law in effect on the date on which such Lender or the Agent became a Lender or the Agent hereunder (except to the extent such Taxes were not considered Excluded Taxes with respect to such Lender’s or the Agent’s immediate assignor); (iii) Taxes attributable to such Lender’s failure to comply with Sections 12.01(3), 12.01(4) or 12.01(5); (iv) any Canadian withholding Tax imposed on a payment by or on account of any obligation of an Obligor hereunder as a result of: (A) the recipient and the Obligor being Non - Arm’s Length; (B) the recipient being a “specified non - resident shareholder” of the Obligor or being Non - Arm’s Length with a “specified shareholder” of the Obligor (in each case, within the meaning of the Income Tax Act (Canada)), or (C) such payment being a payment of interest that is paid or payable in respect of a debt or other obligation to pay an amount to a person with whom the payer is Non - Arm’s Length, other than in each case where the Non - Arm’s Length, “specified shareholder” or “specified non - resident shareholder” relationship arises in connection with or as a result of a Lender or Agent having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under or received or enforced any rights under any Loan Document; and (v) any United States withholding Taxes imposed under FATCA. “ Existing Intercompany Debt ” means any Debt owing by an Obligor to any other Obligor, in each case in existence on the Closing Date. “ FATCA ” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code, and any agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) implementing the foregoing (including, for greater certainty, Part XVIII of the Income Tax Act (Canada)). “ FCPA ” means the Foreign Corrupt Practices Act, 15 U.S.C. †† 78dd - 1, et seq. “ Financial Assistance ” means, without duplication and with respect to any Person (a) all loans granted by that Person and Contingent Obligations incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non - delivery thereof and obligations to make advances or otherwise provide financial assistance to any other entity, or (b) all acquisitions of any equity interests or investments made by that Person in another Person or Persons, and for greater certainty “ Financial Assistance ” will include any guarantee of any third party lease obligations. “ Fiscal Quarter ” means each three month period of the Borrower’s Fiscal Year ending on June 30, September 30, December 31 and March 31 of each calendar year.

- 12 - “ Fiscal Year ” means the 12 month fiscal period of the Borrower ending on the last day of ; (i) March or (ii) subject to the requirements of Secti on 8 . 04 (12) of this Agreement, December, in any calendar year . “ Fitch ” means Fitch Ratings, Inc . and its successors . “ Four Quarter Period ” means as at the last day of any particular Fiscal Quarter, the period of four consecutive Fiscal Quarters which includes such Fiscal Quarter (including the last day thereof) and the immediately preceding three Fiscal Quarters. “ Future Intercompany Debt ” means Debt incurred after the Closing Date by any Obligor and owing to any other Obligor; provided same is subject to the Restricted Subsidiary Subordination Agreement. “ GAAP ” means those accounting principles which are recognized as being generally accepted in Canada and which are in effect from time to time, as published in the Handbook of the Chartered Professional Accountants of Canada, or International Financial Reporting Standards, as the case may be; provided that all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under any Financial Accounting Standard to value any Debt or other liabilities of any Obligor or any Subsidiary of any Obligor at “fair value” as defined in any such Financial Accounting Standard. “ Governmental Authority ” means the government of any nation, province, territory, municipality, state or other political subdivision of any nation, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing. “Gross Margin” means, for any Fiscal Quarter, the net cash receipts, including accruals recorded in accordance with GAAP, (calculated in Canadian dollars) generated by Eligible Customer Contracts by the Borrower and the Restricted Subsidiaries on a Modified Consolidated Basis in such Fiscal Quarter less the cost of goods sold, recorded in accordance with GAAP, in such Fiscal Quarter, as determined as of the last day of such Fiscal Quarter in respect of the immediately preceding Four Quarter Period. “ Guarantee ” means an unconditional and irrevocable guarantee of all of the Obligations of the Borrower under this Agreement in form and substance satisfactory to the Lenders. “ Guarantors ” means each of the Restricted Subsidiaries and any other Person that provides a Guarantee in favour of the Agent and “ Guarantor ” means any one of them. “ Hazardous Substance ” means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous goods, constituent or other material listed, regulated, or addressed under any Requirements of Environmental Law, including, without limitation, asbestos, petroleum, polychlorinated biphenyls and any “hazardous substance” as defined by CERCLA and any “hazardous waste” as defined by the Resource Conservation and Recovery Act of the United States.

- 13 - “ Hedges ” means, collectively, Interest Rate Hedges, Currency Hedges, Commodity Hedges and Equity Hedges. “ IFRS 16 ” means the International Financial Reporting Standard 16: Leases. “ Income Tax Expense ” means, with respect to the Borrower, for any period, the aggregate, without duplication, of all Taxes on the income of such Person for such period, whether current or deferred, determined on a Modified Consolidated Basis. “ Information ” has the meaning set forth in Sectio n 14.01(1). “ Insolvency Legislation ” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re - adjustment of debt, dissolution or winding - up, or any similar legislation, and specifically includes for greater certainty the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding - Up and Restructuring Act (Canada) and the Bankruptcy Code (United States). “ Intellectual Property ” means the intellectual property in patents, patent applications, trade - marks, trade - mark applications, trade names, service marks, copyrights, copyright registrations and trade secrets including, without limitation, customer lists and information and business opportunities, industrial designs, technology and other similar intellectual property rights. “ Intercreditor Agreement ” means the sixth amended and restated intercreditor agreement dated as of September 1, 2015 between the Senior Collateral Agent, the Senior Administrative Agent on behalf of the Senior Lenders and the Lender Hedge Providers (as defined in the Senior Credit Agreement), Shell Energy, the Other Commodity Suppliers (as defined therein), Just Energy Ontario L.P., Just Energy (U.S.) Corp., the Restricted Subsidiaries and such other persons as from time to time become party thereto, as amended by the first amending agreement and adhesion agreement dated May 17, 2018. “ Interest Payment Date ” means (i) the last Business Day of March and the last Business Day of September in each Fiscal Year and (ii) the Maturity Date, provided that in the case of (i), any cash payment of interest payable hereunder may be made within two Business Days of such Interest Payment Date until the repayment in full of the Senior Credit Agreement (or the replacement or refinancing thereof). “ Interest Rate ” means a fixed interest rate of <Redacted>% per annum, which shall be increased by (i) <Redacted>% for any accruing and payable PIK Interest on the relevant Interest Payment Date and (ii) 2% upon the occurrence and during the continuance of any Event of Default. “Interest Rate Hedge” means any agreement, whether in the form of a futures or forward contract, swap or otherwise for the hedging of interest on Debt. “ JEC ” means Just Energy Corp., an Ontario corporation, formerly known as Ontario Energy Savings Corp.

- 14 - “ JEC Assignment Agreement ” means the Assignment, Assumption, Consent and Release Agreement dated as of August 1, 2005 between JEC, Just Energy Ontario L.P. and Shell Energy. “ Judgment Conversion Date ” has the meaning set forth in Sec tion 14.05(1)(b). “ Judgment Currency ” has the meaning set forth in Section 14.05(1). “JustGreen Products” means environmental derivative products, including carbon offsets, carbon credits, renewable energy certificates or attributes and the equivalents thereof. “ LDC Agreements ” means Collection Service Agreements and Transportation Agreements and the Electricity Service Agreements listed on Schedule E hereto as such agreements are in effect on the Original Closing Date and as from time to time supplemented, amended restated or replaced from time to time and any such agreement entered into with LDCs after the Original Closing Date, whether or not scheduled. “LDCs” means (i) local distribution companies to whom volumes of natural gas are delivered by an Obligor and with whom such Obligor has Transportation Agreements and Collection Service Agreements and (ii) local electricity distribution companies, which deliver electricity to Customers for and on behalf of an Obligor and with whom such Obligor has an Electricity Service Agreement. “ Lease Obligations ” means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any Right of Use Asset which obligations are required to be recorded on a balance sheet of such Person in accordance with IFRS 16. For the purposes of this Agreement, including all calculations of any Lease Obligations to be made hereunder, any lease which would be accounted for as an operating lease under the International Financial Reporting Standards as in effect on December 31, 2018 shall be, notwithstanding any subsequent change in the International Financial Reporting Standards, deemed to be accounted for as an operating lease under such prior IFRS rules (regardless of whether such lease is entered into or assumed before or after December 31, 2018) and the obligations thereunder shall not be Lease Obligations for the purpose of this Agreement. “ Lender - Related Distress Event ” means, with respect to any Lender or any Person that directly or indirectly controls such Lender (each, a “ Distressed Person ”), (a) a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or (b) a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or (c) such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Authority), or (d) such Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such Governmental Authority, or (e) such Distressed Person becomes the subject of a Bail - In Action.

- 15 - “ Lenders ” means Sagard, in its capacity as Lender, and the Persons from time to time designated in Schedule A annexed hereto as a Lender and “ Lender ” means any one of the Lenders and includes each of their successors and permitted assigns. “ Lenders’ Counsel ” means the firm of Torys LLP or such other firm of legal counsel as the Agent may from time to time designate and any and all local agent counsel retained by Torys LLP for and on behalf of the Agent. “ Leverage Ratio Test ” means the Average Net Senior Debt Utilization to EBITDA Ratio at the end of the Fiscal Quarter immediately preceding the Fiscal Quarter in which the applicable Interest Payment Date or Payment Date is due, is less than 1.00:1.00 “ Liquidity Test ” means, on the applicable Interest Payment Date or Payment Date, the consolidated balance of cash and Cash Equivalents of the Obligors (determined on a Modified Consolidated Basis) plus the undrawn amount of the credit facilities available under the Senior Credit Agreement would on a pro forma basis be equal to or greater than Cdn. <Redacted>, as set out in a certificate of an officer of the Borrower delivered to the Agent on such date. “ Loan Documents ” means (a) this Agreement, the Guarantees and any Notes issued hereunder, (b) the Payment Letter and arrangements letter referred to in Sec tion 4.03 and (c) all present and future agreements delivered by any Obligor to the Agent or the Lenders pursuant to, or in respect of the agreements referred to in clauses (a), (b), (c) and (d) inclusive of this definition, in each case as the same may be supplemented, amended or restated from time to time, and “ Loan Document ” will mean any one of the Loan Documents. “ Loan Facility ” has the meaning set forth in Sect ion 2.01(1) . “ Majority Lenders ” means Sagard and the Specified Lender, as Lenders, plus such other Lenders as may be required to hold at least <Redacted> of the outstanding Advances under the Loan Facility. “ Material Adverse Effect ” means (a) a material adverse effect on the business, operations, properties, assets, or condition (financial or otherwise) of all Obligors on a consolidated basis; (b) an adverse effect on the legality, validity or enforceability of any of the Loan Documents which could reasonably be considered material having regard to the Loan Documents considered as a whole; (c) a material adverse effect on the right, entitlement or ability of the Obligors as a whole, to pay or perform any of its debts, liabilities or obligations under any of the Loan Documents; or (d) a material adverse effect on the right, entitlement or ability of the Agent or the Lenders to enforce their rights or remedies under any of the Loan Documents, for greater certainty: (i) the restatement of the Borrower’s financial statements for fiscal 2019 and fiscal 2020 documented in Management’s Discussion and Analysis dated July 8, 2020; and (ii) the disclosure in Note 3(b) to the Borrower’s 2020 audited financial statements filed with SEDAR on July 8, 2020, shall not constitute a Material Adverse Effect. “ Material Contracts ” means, collectively, (i) all material LDC Agreements; (ii) all Supplier Contracts, excluding (A) those Supplier Contracts that are immaterial (provided that the supply under Supplier Contracts excluded in this subparagraph (A) does not exceed, in the aggregate,

- 16 - 10% of the total supply under all Supplier Contracts) and (B) Supplier Contracts entered into by an Unrestricted Subsidiary; and (iii) any other agreement entered into by an Obligor which: (a) if not complied with or terminated, could reasonably be expected to have a Material Adverse Effect; or (b) is necessary for the business of an Obligor and not replaceable in the commercial marketplace on commercially reasonable terms. “ Material Licences ” means, collectively, each licence, permit or approval issued by any Governmental Authority, or any applicable stock exchange or securities commission, to any Obligor, the breach or default of which could reasonably be expected to result in a Material Adverse Effect. “ Maturity Date ” means March 31, 2024. “Modified Consolidated Basis” means the consolidated financial position or results of the Borrower and the Restricted Subsidiaries, as determined in accordance with GAAP. “ Non - Arm’s Length ” and similar phrases have the meaning attributed thereto for the purposes of the Income Tax Act (Canada); and “ Arm’s Length ” will have the opposite of such meaning. “ Non - Funding Lender ” means any Lender (i) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder and under the Loan Documents, or (ii) that has given verbal or written notice to the Borrower, the Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party, or (iii) with respect to which one or more Lender - Related Distress Events has occurred, or (iv) with respect to which the Agent has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities, or (v) with respect to which the Agent has concluded, acting reasonably, and has advised the Lenders in writing that it is of the view that, there is a reasonable chance that such Lender shall become a “Non - Funding Lender” pursuant to any of (i), (ii) or (iii) above and that such Lender has been deemed a “Non - Funding Lender”. “ Note ” has the meaning set forth in Section 4.06. “ Obligations ” means, with respect to any Obligor, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization whether or not allowed or allowable as a claim in any such case, proceeding or other action) to each of the Agent, the Lenders and each of them under, in connection with, relating to or with respect to each of the Loan Documents, and any unpaid balance thereof.

- 17 - “ Obligors ” means, collectively, the Borrower and the Guarantors and each of their respective successors and assigns and “ Obligor ” means any one of them. “ Original Lenders ” means the Lenders party to the Original Credit Agreement on the Original Closing Date and each of their respective permitted successors and assignees. “ OFAC ” means The Office of Foreign Assets Control of the US Department of Treasury. “ Operating Budget ” means (i) the annual operating budget of the Borrower in, consisting of a statement of cash available for distribution and a cash flow forecast and (ii) forecasted calculations in respect of each Fiscal Quarter for the purposes of (A) the financial covenants in Sec tion 8.02 and (B) Section 8.05(4) (and which, for greater certainty, shall be substantially the form attached hereto as Schedule F and shall include in respect of all Unrestricted Subsidiaries of the Borrower only separate select information concerning the RCE’s and Gross Margin (as if such definition applied to Unrestricted Subsidiaries mutatis mutandis ) of such Unrestricted Subsidiaries calculated on an annual basis). “Original Closing Date ” means September 12, 2018. “ Organizational Documents ” means, with respect to any Person, such Person’s articles or other charter documents, by - laws, unanimous shareholder agreement, partnership agreement, joint venture agreement, operating agreement, limited liability company agreement or trust agreement, as applicable, and any and all other similar agreements, documents and instruments relative to such Person, setting forth the manner of election or duties of the directors, officers or managing members of such Person or the designation, amount or relative rights, limitations and preferences of any equity interests of such Person. “ Other Connection Taxes ” means, with respect to any recipient, Taxes imposed as a result of a former or present connection between such recipient and the jurisdiction imposing the Tax (other than connections arising from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Advance or Loan Document). “ Participant ” has the meaning set forth in Sectio n 13.03(1). “ Participant Register ” has the meaning set forth in Section 13.03(3). “ Patriot Act ” has the meaning set forth in Section 7.01(45). “ Payment Date” has the meaning set forth in the Payment Letter as amended by Section 4.03. “ Payment Letter ” means the amended and restated payment letter between the Borrower and the Agent, on behalf of the Original Lenders, dated as of October 30, 2018, as amended, modified, restated or supplemented from time to time. “ PB Plan ” means the Performance Bonus Plan under which employees and sales representatives are awarded securities of the Borrower as bonuses, as amended or replaced from time to time.

- 18 - “ Pending Event of Default ” means an event which, but for the requirement for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition subsequent to such event, would constitute an “Event of Default”. “ Permitted Asset Dispositions ” means Dispositions by an Obligor of: (a) tangible personal property in the normal course of its Business for fair market value and on customary trade terms; (b) any Property pursuant to a Designated Disposition; (c) tangible personal property other than pursuant to clauses (a), (b) or (d) hereof where the value of all such Property Disposed in any Fiscal Year pursuant to this clause (c) does not exceed in the aggregate <Redacted>; (d) tangible or intangible personal property to any other Obligor; (e) Billed Accounts Receivable and Sold Unbilled Accounts Receivable under the Customer Contracts to LDCs in accordance with the LDC Agreements; (f) all of the shares or equity interests in, or all or substantially all of the Property of, EdgePower Inc. (collectively, the “ EdgePower Property ”) so long as the following conditions are satisfied: (i) no Pending Event of Default or Event of Default has occurred and is continuing at the time of such Disposition or will arise as a result of the implementation of any of the transactions contemplated by such Disposition; (ii) the Borrower and the Restricted Subsidiaries shall have received all necessary consents and approvals of any Governmental Authorities and other third parties (including the Priority Suppliers (as defined in the Senior Credit Agreement)) required for the Borrower and the Restricted Subsidiaries to consummate such Disposition and release of the Security over the shares, equity interests and Property of EdgePower Inc.; and (iii) such Disposition will be on Arm’s Length terms, or (g) intangible personal property, other than pursuant to clauses (d) and (e) hereof, in the normal course of its business for fair market value where the value of all such intangible property disposed in any Fiscal Year by all Obligors does not exceed <Redacted> in the aggregate. “Permitted Debt” means: (a) Debt under this Agreement; (b) (i) Debt under the Senior Credit Agreement in an aggregate principal amount not to exceed the Senior Lender Limitation Amount at any time, (ii) Debt under Hedges, provided that the Aggregate Swap Exposure shall not exceed <Redacted> at any time, and (iii) Debt under agreements evidencing treasury facilities and cash management products provided by any Senior Lender or an Affiliate of a Senior Lender and permitted under the Senior Credit Agreement;

- 19 - (c) Debt in respect of Purchase Money Security Interests and Lease Obligations in an outstanding amount not to exceed <Redacted> in the aggregate for all Obligors; (d) Existing Intercompany Debt; (e) Future Intercompany Debt; (f) Permitted Unrestricted Subsidiary Debt; (g) [Reserved]; (h) [Reserved]; ( i) guarantees of any Debt (other than in respect of the <Redacted> Subordinated Notes) otherwise permitted hereunder; ( j) Debt under (i) Canadian Dollar corporate credit cards of the Obligors provided that the amount of all such Debt at no time exceeds <Redacted> in the aggregate for all Obligors and (ii) US Dollar corporate credit cards of the Obligors provided that the amount of all such Debt at no time exceeds <Redacted> in the aggregate for all Obligors; (k) [Reserved] ( l) [Reserved] (m) EDC Indemnity; (n) the <Redacted> Subordinated Notes, provided that the trustee of the <Redacted> Subordinated Notes has issued a confirmation in favour of the Agent that the Obligations constitute “Senior Indebtedness” under the <Redacted> Subordinated Notes Indenture; and (o) Debt consented to in writing by the Majority Lenders from time to time. “Permitted Distributions” means: (a) Distributions from an Obligor (other than the Borrower) to another Obligor; (b) Distributions by way of issuance of common shares or preferred shares of the Borrower to the public (including, for greater certainty, by way of private placement); (c) [Reserved]; (d) [Reserved]; (e) non - cash Distributions of Share Based Compensation;

- 20 - distributions paid in cash under the Restricted Share Grant Plan, the PB Plan or under the Deferred Compensation Plan in an aggregate amount over the term of (f) this Agreement not exceeding <Redacted>; and (g) [Reserved]; (h) [Reserved]; ( i) [Reserved]; ( j) Distributions on the account of any Alberta Utilities Commission Debt, provided that each such Distribution shall be made solely with the proceeds of the payments received by the Obligors from their Customers in the Province of Alberta under the applicable Customer Contracts; (k) payments of principal, interest or fees in respect of the Senior Credit Agreement and related hedges and cash management services; and ( l) interest payments that are paid in kind (and not in cash) on the <Redacted> Subordinated Notes. “ Permitted Encumbrances ” means, with respect to any Person, the following: (a) Encumbrances for Taxes not yet due or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, they are not yet delinquent or the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person for which reasonable reserves under GAAP are maintained; (b) Encumbrances in respect of claims for unpaid wages, vacation pay, worker’s compensation, unemployment insurance premiums, pension plan contributions, employee or non - resident withholding tax source deductions, realty taxes (including utility charges and business taxes which are collectable like realty taxes), unremitted goods and services taxes, provincial sales taxes, customs duties or similar statutory obligations secured by an Encumbrance on any Obligor’s assets, but only if the obligations secured by such Encumbrances are paid before they become delinquent or they are being contested diligently and in good faith by appropriate proceedings by that Person for which reasonable reserves under GAAP are maintained; (c) undetermined or inchoate liens, rights of distress and charges incidental to current operations which relate to obligations not yet due, or if due, they are not yet delinquent or the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person or they do not exceed <Redacted> in the aggregate; (d) the Encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workmen’s

- 21 - compensation, unemployment insurance, letters of credit, surety or appeal bonds, or costs of litigation when required by law in any case not to exceed <Redacted> or the Equivalent Amount in US$ in aggregate outstanding at any time, liens and claims incidental to current construction, mechanics’, warehousemen’s, landlords’, carriers’, surety bonds and other similar liens, and public, statutory and other like obligations incurred in the ordinary course of business; (e) the Encumbrance created by a judgment of a court of competent jurisdiction, so long as the same does not result in an Event of Default; (f) Encumbrances on real property which consist of (i) reservations, limitations, provisos and conditions expressed in the original grant from the Crown, (ii) any general qualifications to title imposed under the land registry system in which any real property is situate, (iii) any encroachments, variations in description or by - law infractions which might be revealed by an up - to - date survey of the real property, (iv) any agreement with a municipality with respect to the development of the buildings, fixtures and improvements on the real property, (v) restrictions or restrictive covenants disclosed by registered title, (vi) any easement or right - of - way disclosed by registered title and (vii) any easement for the supply of utilities to the real property; (g) liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the ordinary course of conducting day - to - day banking business in relation to deposit accounts (including segregated deposit accounts for Customers if required by Applicable Law) or other funds maintained with a financial institution; (h) the Encumbrances created by the security granted to the Senior Collateral Agent pursuant to the Senior Credit Documents; ( i) Purchase Money Security Interests and Encumbrances securing Lease Obligations, provided that the aggregate outstanding amount of Debt secured thereby or arising thereunder does not exceed <Redacted> or the Equivalent Amount in US$ at any time; ( j) any Encumbrance granted by any Obligor to LDCs in respect of Billed Accounts Receivable under the Customer Contracts that have been sold to LDCs and for which LDCs are obligated to pay for following such sale in accordance with Collection Service Agreements as permitted by Section 8.04(1); (k) any Encumbrance granted by any Obligor to LDCs in respect of Sold Unbilled Accounts Receivable under the Customer Contracts that have been sold to LDCs and for which LDCs are obligated to pay for following such sale in accordance with Collection Service Agreements as permitted by Section 8.04(1); ( l) any Encumbrance granted by any Obligor to LDCs in respect of Unbilled Accounts Receivable in accordance with Collection Service Agreements,

- 22 - provided that the aggregate value of such Unbilled Accounts Receivable Encumbered at any time shall not exceed <Redacted>; (m) any Encumbrance granted by any Obligor to LDCs in respect of Cash Security Deposits in accordance with Collection Service Agreements, provided that the aggregate value of such Cash Security Deposits Encumbered at any time shall not exceed <Redacted>; (n) any Encumbrance granted by an Obligor to an LDC in respect of natural gas in storage with such LDC if required by such LDC or the tariff applicable to such LDC; provided that the aggregate volume of such natural gas in storage so Encumbered shall not at any time exceed 15% of the aggregate volume of all such natural gas in storage; (o) Encumbrances over Credit Card Payment Accounts to secure obligations of certain Obligors to certain deposit banks pursuant to merchant services agreements; (p) [Reserved] (q) Encumbrances over any and all cash, monies and interest bearing instruments delivered to, deposited with or held by an exchange for natural gas and any rights to payment or performance owing from an exchange for natural gas including, without limitation, accounts payable owed by the exchange to an Obligor to the extent that such proceeds are to be used as security for future transactions and all proceeds of any of the foregoing, provided that the aggregate value of such Encumbrances at any time shall not exceed <Redacted>; and (r) such other Encumbrances as agreed to in writing by the Majority Lenders in accordance with this Agreement. “ Permitted Unrestricted Subsidiary Debt ” means Debt owing by the Obligors to Unrestricted Subsidiaries in existence as of the Closing Date in an amount not to exceed <Redacted> in the aggregate at any time; provided that such Debt is subordinated and postponed to the Obligations pursuant to the terms of a Subordination Agreement. “ Person ” is to be broadly interpreted and will include an individual, a corporation, a limited liability company, an unlimited liability company, a partnership, a trust, an incorporated organization, a joint venture, financial institution, the government of a country or any political subdivision of a country, or an agency or department of any such government, any other Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity. “ PIK Interest ” and “ PIK Fees ” means any interest or Yield Enhancement Payment payable hereunder or under the Payment Letter, as applicable, that is required to be capitalized pursuant to Sections 4.01 or 4.03 of this Agreement.

- 23 - “ Proceedings ” means the proceedings commenced by the Borrower on July 8 , 2020 under section 192 of the Canada Business Corporations Act before the Ontario Superior Court of Justice (Commercial List) in Toronto, Ontario . “ Property ” means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, including, for greater certainty, (i) any share in the capital of a corporation or ownership interest in any other Person and (ii) its interest under all Supplier Contracts, LDC Agreements and related permits. “ Proportionate Share ” means in respect of each Lender from time to time and with respect to the Advances, such Lender’s pro rata share in accordance with the aggregate unpaid amount of the Advances owed to such Lender . “ Purchase Money Security Interest ” means an Encumbrance created or assumed by an Obligor securing Debt incurred to finance the unpaid acquisition price (including any installation costs or costs of construction) of Property provided that (a) such Encumbrance is created substantially concurrently with the acquisition of such Property, (b) such Encumbrance does not at any time encumber any Property other than the Property and the proceeds thereof financed or refinanced (to the extent the principal amount is not increased) by such Debt, (c) the amount of Debt secured thereby is not increased subsequent to such acquisition, and (d) the principal amount of Debt secured by any such Encumbrance at no time exceeds 100% of the original purchase price of such Property at the time it was acquired, installed or constructed and for the purposes of this definition the term “acquisition” will include a lease in respect of a Right of Use Asset and the term “acquire” will have a corresponding meaning. “ RCE ” means a residential customer equivalent which is a unit of measurement to a customer using, as regards natural gas, 2 , 815 m 3 (or 106 GJ’s) of natural gas on an annual basis and, as regards electricity, 10 , 000 kWh of electricity on an annual basis, which represents respectively the approximate amount of gas and electricity used by a typical household . “ Recapitalization Plan ” means the plan of arrangement in respect of the Borrower pursuant to the Canada Business Corporations Act , which plan shall be consistent with the terms of the recapitalization set out in the Support Agreement, and in form and substance satisfactory to the Agent, acting reasonably. “ Receiving Lender ” has the meaning set forth in Sec tion 11.12 . “ Register ” has the meaning set forth in Section 13.02(3). “ Release ” means a “release”, as such term is defined in CERCLA. “Relevant Jurisdiction” means, from time to time, with respect to any Obligor, such Obligor’s jurisdiction of formation, chief executive office, registered office or chief place of business and, for greater certainty, at the Closing Date includes the jurisdictions set forth in Schedule 7 . 01 (19) . “ Repayment Notice ” means the notice substantially in the form annexed hereto as Schedule C .

- 24 - “ Requirements of Environmental Law ” means all requirements of the common law or of statutes, regulations, by - laws, ordinances, treaties, judgments and decrees, and (to the extent that they have the force of law) rules, policies, guidelines, orders, approvals, notices, permits, directives, and the like, of any federal, territorial, provincial, state, regional, municipal or local judicial, regulatory or administrative agency, board or governmental authority in Canada, the United States and any other jurisdiction in which any Obligor has operations or assets relating to environmental or occupational health and safety matters (as they relate to exposure to a Hazardous Substance) and the assets and undertaking of any Obligor and the intended uses thereof in connection with such matters, including but not limited to, all such requirements relating to : (a) the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater) ; (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation ; (c) consumer, occupational or public safety and health (as they relate to exposure to a Hazardous Substance) ; and (d) Hazardous Substances or conditions (matters that are prohibited, controlled or otherwise regulated, such as contaminants, pollutants, toxic substances, dangerous goods, wastes, hazardous wastes, liquid industrial wastes, hazardous materials, petroleum and other materials such as urea formaldehyde and polyurethane foam insulation, asbestos or asbestos - containing materials, polychlorinated biphenyls (PCBs) or PCB contaminated fluids or equipment, lead based paint, explosives, radioactive substances, petroleum and associated products, above ground and underground storage tanks or surface impoundments) . “ Requirements of Law ” means, as to any Person, any Applicable Law, or determination of a Governmental Authority having the force of law, in each case applicable to or binding upon such Person or any of its business or Property or to which such Person or any of its business or Property is subject. “ Restricted Share Grant Plan ” means the 2010 restricted share grant plan pursuant to which restricted common shares of the Borrower are granted to senior officers and service providers to the Borrower and to senior officers of the Borrower’s Subsidiaries and Affiliates, as supplemented, amended or restated from time to time. “ Restricted Subsidiary ” means each direct or indirect Subsidiary of the Borrower that has provided a Guarantee and for greater certainty, includes (i) the Obligors, and (ii) any Subsidiary formed or acquired by any Obligor following the Closing Date. “ Restricted Subsidiary Subordination Agreement ” means the subordination and postponement of inter - corporate debt agreement dated as of the Original Closing Date between the Obligors and the Agent, whereby the Obligors subordinate and postpone certain Debt of the Obligors including (i) any Existing Intercompany Debt; and (ii) any Future Intercompany Debt, to the Obligations, as such agreement may be supplemented, amended or restated from time to time. “ Right of Use Asset ” means, with respect to any Person, any asset that is leased by such Person and constituting a right of use asset pursuant to IFRS 16. “ Sagard ” means Sagard Credit Partners, LP and its successors and assigns.

- 25 - “ Sanctioned Person ” means a person named on the list of Specially Designated Nationals maintained by OFAC or otherwise designated under Sanctions Laws. “ Sanctions Event ” has the meaning set forth in Sec tion 7.01(43). “ Sanctions Laws ” means any economic, trade or financial sanctions or trade embargoes imposed, administered or enforced from time to time under laws and executive orders of the Canadian government (including without limitation including under the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) and the Criminal Code (Canada) and, in each case, the regulations promulgated thereunder), the United States government, or any other relevant sanctions authority. “ Senior Administrative Agent ” means National Bank of Canada in its capacity as “Agent” under the Senior Credit Agreement. “ Senior Collateral Agent ” means National Bank of Canada in its capacity as “Collateral Agent” under the Senior Security Documents and the Intercreditor Agreement, or such Person from time to time appointed as collateral agent in accordance with the terms of the Intercreditor Agreement . “ Senior Credit Agreement ” means the ninth amended and restated credit agreement dated as of September [  ], 2020 between, among others, Just Energy Ontario L.P. and Just Energy (U.S.) Corp., as borrowers, National Bank of Canada as administrative agent and each person party thereto as a lender, as may be supplemented, modified, amended or restated from time to time. “ Senior Credit Documents ” has the meaning ascribed to the term “Credit Document” in the Senior Credit Agreement. “ Senior Debt ” means Total Debt minus (i) Debt incurred hereunder and (i) the <Redacted> Subordinated Notes, all as determined on a Modified Consolidated Basis in accordance with GAAP . “ Senior Debt to EBITDA Ratio ” means, for any Four Quarter Period, the ratio of Senior Debt as at the last day of the applicable Four Quarter Period to EBITDA in respect of such Four Quarter Period. “Senior Lender Limitation Amount” means <Redacted>, which amount shall be reduced by the amount of any permanent repayments of principal under the Senior Credit Agreement from time to time, but shall not be less than <Redacted> . “ Senior Lenders ” means each lender party to the Senior Credit Agreement as a lender from time to time . “ Senior Obligations ” means the “Obligations” as defined in the Senior Credit Agreement . “ Senior Security Documents ” means the documents evidencing the Encumbrances granted by the Obligors in favour of the Senior Collateral Agent from time to time .

- 26 - “ Senior Subordination Agreement ” means the amended and restated subordination agreement dated as of the Closing Date between the Senior Administrative Agent, the Agent, the Borrower and each of the Restricted Subsidiaries, as may be amended, restated, supplemented, modified or replaced from time to time. “ Share Based Compensation ” means compensation paid by the Borrower to the directors, officers, full - time employees and service providers of the Borrower and the Borrower’s Subsidiaries and Affiliates in the form of common shares pursuant to the Share Option Plan, the Restricted Share Grant Plan, the PB Plan or the Deferred Compensation Plan. “ Share Option Plan ” means the share option plan pursuant to which common shares of the Borrower are granted to directors, officers and full - time employees of and service providers to the Borrower and its Subsidiaries and Affiliates, as supplemented, amended or restated from time to time. “ Shell Energy ” means Shell Energy North America (Canada) Inc., formerly known as Coral Energy Canada Inc. “ Sold Unbilled Accounts Receivable ” means all present and future amounts that have not yet been billed to a Customer in respect of gas, electricity or JustGreen Products that has been delivered to such Customer pursuant to a Customer Contract and which have been assigned or sold to an LDC concurrently with the delivery of such gas, electricity or JustGreen Products and which are subject to a Collection Service Agreement. “ Specified Canadian Pension Plan ” means any Canadian Pension Plan which contains a “defined benefit provision”, as defined in subsection 147.1(1) of the Income Tax Act (Canada). “ Specified Lender ” mean the entity disclosed by the Borrower to the Agent on the confidential schedule delivered prior to the Closing Date, together with its affiliates (including funds and accounts for which it serves as investment manager or advisor). “ Subsidiary ” means, at any time, as to any Person, any other Person, if at such time the first mentioned Person owns, directly or indirectly, alone or together with one or more of its Affiliates, securities or other ownership interests in such other Person having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and will include any other Person in like relationship to a Subsidiary of such first mentioned Person. “ Supplier Contracts ” means contracts between any Obligor and a supplier of natural gas, electricity or JustGreen Products, including, without limitation, the natural gas sales agreement dated as of October 15, 1998 between JEC and Shell Energy, as amended by amending agreements dated as of September 26, 2001 and January 15, 2004 between Just Energy Ontario L.P. and Shell Energy, and as assigned to Just Energy Ontario L.P. pursuant to the JEC Assignment Agreement, as supplemented, amended or restated from time to time in accordance with the terms of this Agreement. “ Supply Commitments ” means, at any time, the amount of natural gas, electricity or JustGreen Products anticipated to be deliverable by the Obligors to Customers under (i) committed existing

- 27 - Customer Contracts; (ii) supplied but not flowing renewals of expiring Customer Contracts; and (iii) supplied but not flowing new Customer Contracts. “Support Agreement ” has the meaning set forth in the recitals of this Agreement. “ Tax ” or “ Taxes ” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, capital, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, royalties, duties, deductions, compulsory loans or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, employment insurance payments and workers compensation premiums, together with any instalments, and any interest, fines and penalties, imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities) in respect thereof, whether disputed or not. “ Total Debt ” means all Debt of the Borrower but, for the avoidance of doubt, excludes (i) Debt arising under Hedges, (ii) the principal amount outstanding of all Existing Intercompany Debt, Future Intercompany Debt and Permitted Unrestricted Subsidiary Debt, and (iii) Debt arising under the EDC Indemnity and (iv) the Alberta Utilities Commission Debt, all as determined on a Modified Consolidated Basis in accordance with GAAP. “ Total Interest Expense ” of the Borrower means, for any period and on a Modified Consolidated Basis, without duplication, the aggregate amount of interest and other financing charges accrued or actually paid by the Borrower, during such period with respect to Debt including interest, discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees and the interest charges with respect to Lease Obligations, all as determined in accordance with GAAP. “ Transportation Agreements ” means, collectively, the transportation agreements entered into between the Obligors and LDCs (or entered into between JEC and LDCs and assigned to Just Energy Ontario L.P. pursuant to the JEC Assignment Agreement) providing for the delivery of gas provided by an Obligor to its Customers and related matters, as supplemented, amended or restated from time to time in accordance with the terms of this Agreement. “ UK Convertible Bonds ” has the meaning set forth in the recitals of this Agreement. “ UK Financial Institution ” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms. “ UK Resolution Authority ” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

- 28 - “ Unbilled Accounts Receivable ” means all present and future amounts in respect of gas or electricity or JustGreen Products that have been delivered to a Customer pursuant to a Customer Contract, and that have not yet been billed to such Customer or assigned or sold to an LDC pursuant to a Collection Service Agreement, and which, for greater certainty, remain an asset of an Obligor. “ United States Dollars ”, “ US Dollars ” and “ US$ ” means the lawful money of the United States of America. “ Unrestricted Subsidiaries ” means a direct or indirect Subsidiary of the Borrower that is not a Restricted Subsidiary. “ US Pension Plan ” means a “pension plan”, as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA), and to which an Obligor, or any corporation, trade or business that is, along with any other Person, a member of a Controlled Group, may reasonably be expected to have liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA. “ US Welfare Plan ” means a “welfare plan”, as such term is defined in Section 3(1) of ERISA. “ Withholding Agent ” means any Obligor and the Agent. “ Write - Down and Conversion Powers ” means, (a) with respect to any EEA Resolution Authority, the write - down and conversion powers of such EEA Resolution Authority from time to time under the Bail - In Legislation for the applicable EEA Member Country, which write - down and conversion powers are described in the EU Bail - In Legislation Schedule, and (b) with respect to any UK Resolution Authority, any powers of such UK Resolution Authority from time to time under the Bail - In Legislation for the United Kingdom to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail - In Legislation that are related to or ancillary to any of those powers. “ Yield Enhancement Payments ” means all yield enhancement payments and other payments due and payable to the Agent on behalf of the Original Lenders pursuant to the Payment Letter. 1.02 Headings The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or

- 29 - context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement. 3. Number Words importing the singular number only will include the plural and vice versa , words importing the masculine gender will include the feminine and neuter genders and vice versa . 4. Accounting Principles Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any Loan Document, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP. 5. Accounting Practices All calculations for the purposes of determining compliance with the financial ratios and financial covenants contained in this Agreement will be made on a basis consistent with GAAP in existence as at the date hereof applied on a Modified Consolidated Basis in accordance with GAAP. In the event of a change in such GAAP which in any material respect changes or results in a change in the method of calculation of, or has an adverse impact on, financial covenants, standards or terms applicable to an Obligor under any of the Loan Documents as determined by the Lenders, acting reasonably, the Borrower and the Agent (with the approval of the Majority Lenders) will negotiate in good faith to revise (if appropriate) such ratios and covenants to reflect GAAP as then in effect, in which case all calculations thereafter made for the purpose of determining compliance with the financial ratios and financial covenants contained in this Agreement will be made on a basis consistent with GAAP in existence as at the date of such revisions. 6. Currency Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean Canadian Dollars. 7. Paramountcy In the event of a conflict in or between the provisions of this Agreement and the provisions of any of the other Loan Documents then, notwithstanding anything contained in such other Loan Document, the provisions of this Agreement will prevail and the provisions of such other Loan Document will be deemed to be amended to the extent necessary to eliminate such conflict. In particular, if any act or omission of an Obligor is expressly permitted under this Agreement but is expressly prohibited under another Loan Document, such act or omission will be permitted. If any act or omission is expressly prohibited under a Loan Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Loan Document but this Agreement does not

- 30 - expressly relieve the applicable Obligor from such performance, such circumstance will not constitute a conflict in or between the provisions of this Agreement and the provisions of such Loan Document. 8. Non - Business Days Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day. In the case of interest or fees payable pursuant to the terms of this Agreement, the extension or contraction of time will be considered in determining the amount of interest and fees. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day. 9. Statutory and Material Contract References Any reference in this Agreement to any act or statute or regulation (including any regulation of any Governmental Authority), or to any section of or any definition in any act, statute or regulation (including any regulation of any Governmental Authority), will be deemed to be a reference to such act, statute or regulation (including any regulation of any Governmental Authority) or section or definition as amended, supplemented, substituted, replaced or re - enacted from time to time. Any reference in this Agreement to an agreement, indenture, debenture or contract (including without limitation a Material Contract) will be deemed to be a reference to such document as supplemented, amended, restated, replaced or otherwise modified from time to time in accordance with the terms of this Agreement. Notwithstanding the above, references to the Senior Credit Agreement or any of the Senior Credit Documents shall not include any references to any refinancings or replacements thereof (unless such refinancing or replacement thereof is expressly permitted by Sec tion 8.04(26) ). 1.10 Interest Payments and Calculations (1) All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re - investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any. (2) Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 360 days and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re - investment of interest. (3) For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined

- 31 - multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or such other period of time, as the case may be. EACH OF THE OBLIGORS CONFIRMS THAT IT FULLY UNDERSTANDS AND IS ABLE TO CALCULATE THE RATE OF INTEREST APPLICABLE TO THE LOAN FACILITY BASED ON THE METHODOLOGY FOR CALCULATING PER ANNUM RATES PROVIDED FOR IN THIS AGREEMENT. The Agent agrees that if requested in writing by the Borrower it will calculate the nominal and effective per annum rate of interest on any Advance outstanding at the time of such request and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve either Borrower or any other Obligor of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Agent or any Lender. EACH OBLIGOR HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE CREDIT DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE LOAN DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE OBLIGORS, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE. (4) In calculating interest or fees payable under this Agreement for any period, unless otherwise specifically stated, the first day but not the last day of such period will be included . (5) Notwithstanding anything herein to the contrary, in no event will any interest rate or rates referred to herein (together with other fees payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law. If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder will be reduced to the extent necessary so that such rates (together with other fees which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by Applicable Law, and any overpayment of interest received by the Agent or the Lenders theretofore will be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder. 1.11 Determination by the Borrower All provisions contained herein requiring the Borrower to make a determination or assessment of any event or circumstance or other matter to the best of its knowledge shall be deemed to require the Borrower to make all due inquiries and investigations as may be necessary or prudent in the circumstances before making any such determination or assessment.

- 32 - 1.12 Schedules The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof: Schedule A Schedule B Schedule C Schedule D Schedule E Schedule F Schedule G Schedule H Schedule I Schedule J Schedule K Schedule 4.04 Schedule 4.06 Schedule 7.01(6) Schedule 7.01(16) Schedule 7.01(22) Schedule 7.01(28) Schedule 7.01(36) – Lenders and Advances – [Intentionally Deleted] – Repayment Notice – Assignment Agreement – List of LDC Agreements – Form of Operating Budget – List of Guarantors as of the Closing Date – Form of Subordination Agreement – Form of Compliance Certificate – [Intentionally Deleted] – [Intentionally Deleted] – [Intentionally Deleted] – Form of Note – Taxes – Corporate Structure – Material Contracts and Material Licences – Environmental Reports – Non Arm’s Length Transactions ARTICLE 2 THE LOAN FACILITY 2.01 Loan Facility (1) Subject to the terms and conditions of the Original Loan Agreement, the Lenders established in favour of the Borrower as of the Original Closing Date a non - revolving multi - draw term loan facility (the “ Loan Facility ”). As of the Closing Date, (i) no further Advances under the Loan Facility shall be made by the Lenders or requested by the Borrower and (ii) the aggregate principal amount of the Advances outstanding under the Loan Facility is $[  ]. As of the Closing Date, the outstanding principal amount of Advances owing to each Lender is as set out in Schedule A hereto. For clarity, such principal amount of Advances in Schedule A hereto includes the principal amount of the Advances in respect of the Additional Term Loans provided for in Sec tion 2.01(2) below. (2) [On the Closing Date, subject to the satisfaction of the terms and conditions in this Agreement, (i) each Additional Lender shall make a loan to the Borrower (an “ Additional Term Loan ”) in an amount equal to its Additional Term Commitment and (ii) each Additional Lender shall become a Lender hereunder with respect to the Additional Term Commitment and the Additional Term Loans made pursuant thereto. Notwithstanding the foregoing, Additional Term Loans may have identical terms to any of the loans as provided for in Sec tion 2.01(1) above.]

- 33 - ARTICLE 3 CONDITIONS PRECEDENT 1. Conditions Precedent to Effectiveness of this Agreement The obligations of the Lenders under this Agreement are subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Agent and the Lenders: (1) this Agreement will have been executed and delivered by all parties thereto; (2) a confirmation of guarantee in form and substance satisfactory to the Agent will have been executed and delivered by the Guarantors; (3) the Agent will have received, unless otherwise stated herein, in form and substance satisfactory to the Agent: ( i) evidence of a successful implementation of the Recapitalization Plan in form and substance satisfactory to the Lenders, including a copy of the final order of the Court approving the Recapitalization Plan pursuant to the Proceedings ; ( ii) evidence of a successful completion of an equity offering of common shares of the Borrower for aggregate proceeds of the lesser of (i) <Redacted> and (ii) <Redacted>; ( iii) a flow of funds including a sources and uses of funds statement of the Borrower to complete the Recapitalization Plan; ( iv) certified copies of (a) the Senior Credit Agreement and all other agreements, instruments and documents evidencing that the Senior Debt (as defined in the Original Loan Agreement) and the Debt under the UK Convertible Bonds (as defined in the Original Loan Agreement) have been fully refinanced on terms satisfactory to the Lenders, acting reasonably, (b) all agreements relating to the Alberta Utilities Commission Debt; and (c) the <Redacted> Subordinated Notes Indenture and all other agreements, instruments and documents evidencing the <Redacted> Subordinated Notes; and (v) all “Know Your Customer”, anti - money laundering, anti - terrorism or similar identification information required by the Agent shall have been provided by the Additional Lenders; (4) the Agent will have received certified copies of the Organizational Documents of each Obligor, the resolutions authorizing the execution, delivery and performance of each Obligor’s obligations under the Loan Documents and the transactions contemplated herein, and certificates as to the incumbency of the officers of each Obligor;

- 34 - (5) copies of all agreements which restrict or limit the powers of any Obligor or its directors or officers not otherwise delivered under Subsec tion 3.01(4) , certified by such Obligor to be true, will have been delivered to the Agent; (6) certificates of status or good standing, as applicable, of each Obligor will have been delivered to the Agent; (7) the Agent will have received certified copies of all approvals of any Governmental Authorities or other third parties (including in connection with the Senior Credit Agreement, which shall be in form and substance satisfactory to the Lenders) required for (a) the execution, delivery and performance of each Obligor’s obligations under the Loan Documents and the transactions contemplated therein as of the Closing Date (other than the approvals, clarifications or authorizations of the Governmental Authorities (including, without limitation, the Reserve Bank of India) required under the laws of India for the execution and delivery by JEBPO Services LLP of the Guarantee and the Loan Documents to which it is a party, and the performance by JEBPO Services LLP of its obligations thereunder), (b) the implementation of the Recapitalization Plan and (c) the issuance of the <Redacted> Subordinated Notes, each as of the Closing Date; (8) the Agent, the Senior Administrative Agent and the other parties thereto shall have executed and delivered the Senior Subordination Agreement, in form and substance satisfactory to the Lenders; (9) the Agent will have received a duly executed confirmation from the trustee of the <Redacted> Subordinated Notes in favour of the Agent that the Obligations constitute “Senior Indebtedness” under the <Redacted> Subordinated Notes Indenture, in form and substance satisfactory to the Lenders; (10) a currently dated certificate of the Borrower that the representations and warranties set forth in Sec tion 7.01 are true and correct (subject to any materiality thresholds contained therein) as at such time and a Compliance Certificate dated as of the Closing Date demonstrating, among other things, pro forma compliance with the financial covenants set out in Section 8.02 of this Agreement will each have been delivered to the Agent; (11) releases and discharges (or written authorizations to discharge from the applicable Encumbrance holder in form acceptable to the Agent) with respect to all Encumbrances which are not Permitted Encumbrances, if any, will have been delivered to the Agent; (12) no Event of Default or Pending Event of Default has occurred and is continuing on the Closing Date; (13) a currently dated letter of opinion of Borrower’s Counsel along with the opinions of local counsel as required for each Restricted Subsidiary, each in form and substance satisfactory to the Lenders and the Lenders’ Counsel will have been delivered to the Agent and the Lenders as addressees; (14) no Material Adverse Effect shall have occurred since March 31, 2020 ;

(15) - 35 - the Agent and the Lenders will have received, or arrangements satisfactory to the Agent and the Lenders shall have been made to ensure that they will receive, all fees and expenses due under the Loan Documents or as otherwise agreed to with the Borrower pursuant to any fee letters or other agreements between such parties; (16) the Borrower will have paid, or arrangements satisfactory to the Agent and the Lenders shall have been made to ensure that the Borrower will pay, all reasonable out - of - pocket expenses (including all reasonable legal fees and consultant’s fees) incurred by or on behalf of the Agent in connection with this Agreement and the transactions and other documents contemplated by this Agreement; (17) all “know your customer”, anti - money laundering, anti - terrorism or similar identification information required by the Agent or any of the Lenders shall have been provided by the Borrower (and the Restricted Subsidiaries, if necessary); (18) no “Pending Event of Default” or “Event of Default” under the Senior Credit Agreement has occurred and is continuing (as defined therein); (19) the Agent will have received such additional evidence, documents or undertakings as the Lenders will reasonably request to establish the consummation of the transactions contemplated hereby and be satisfied, acting reasonably, as to the taking of all proceedings in connection herewith in compliance with the conditions set forth in this Agreement, provided that all documents delivered pursuant to this Sec tion 3.01 will be in full force and effect, and in form and substance satisfactory to the Agent and the Lenders, acting reasonably. 2. Waiver The conditions set forth in Sec tion 3.01 are inserted for the sole benefit of the Agent and Lenders and may be waived by the Agent and Lenders in accordance with the terms of Section 11.09, in whole or in part (with or without terms or conditions). 3. Amendment and Restatement On and as of the Closing Date, this Agreement shall amend and restate the Original Loan Agreement in its entirety and the Original Loan Agreement as so amended and restated is hereby ratified and confirmed by the parties hereto. This Agreement is not intended by the parties to, and shall not constitute, a payment, discharge, satisfaction or novation of any obligation of the Borrower to any of the Agent or Lenders, including the whole or any item or part of the Obligations (as defined in the Original Loan Agreement) remaining outstanding and owing to any of the Agent or Lenders until paid in full in accordance with the provisions of this Agreement. The Borrower hereby confirms to and agrees with the Agent that its Obligations (as defined in the Original Loan Agreement) shall continue in full force and effect in accordance with their respective terms (amended and restated, as applicable, by this Agreement). With effect from and as of the Closing Date, each Advance outstanding under the Loan Facility (as each such term is defined in the Original Loan Agreement) immediately before the Closing Date shall continue as a term loan outstanding under the Loan Facility, respectively, under this

- 36 - Agreement. At or before the Closing Date, the Agent will determine and notify the Borrower and the Lenders of the amounts of all interest, fees and other amounts accrued and payable under the Original Loan Agreement to the Agent and the Lenders (each as defined in the Original Loan Agreement) as at the Closing Date and specify the date each such amount should be paid. The Borrower shall pay such amounts to the Agent on the date so specific. ARTICLE 4 PAYMENTS OF INTEREST AND FEES 4.01 Interest on Advances (1) From and after the Closing Date until December 31, 2021 and any time thereafter when Section 4.01(2) and 4.01(3) do not apply, the Advances shall accrue interest in US Dollars at a rate per annum equal to the Interest Rate, which interest will be calculated on the principal amount of all Advances outstanding during such period (including for certainty all PIK Interest and PIK Fees added to the principal of the Advances) on the basis of a year of 360 days and such interest shall be capitalized in arrears on each Interest Payment Date and added to the principal amount of the Advances for the period from and including the preceding Interest Payment Date to and including the day preceding such Interest Payment Date until the date that all Obligations are repaid in full to the Lenders. (2) If a Compliance Certificate delivered to the Agent on or after December 31, 2021 confirms that Leverage Ratio Test has been met, and if the Liquidity Test is met on the applicable Interest Payment Date, then the Borrower shall be required to pay interest on the Advances in US Dollars at a rate per annum equal to the Interest Rate, calculated as set out above and payable in arrears on the next following Interest Payment Date for the period from and including Interest Payment Date immediately preceding the delivery of such Compliance Certificate to and including the day preceding the Interest Payment Date immediately following the delivery of such Compliance Certificate as follows: (a) With respect to the Interest Payment Date that is March 31, 2022, 50% of the interest accrued and owing on such date shall be paid in cash and 50% shall be capitalized and added to the principal amount of the Advances; (b) With respect to the Interest Payment Date that is September 30, 2022, 50% of the interest accrued and owing on such date shall be paid in cash and 50% shall be capitalized and added to the principal amount of the Advances; (c) With respect to the Interest Payment Date that is March 31, 2023, 100% of the interest accrued and owing on such date shall be paid in cash; and (d) With respect to the Interest Payment Date that is September 30, 2023 and thereafter on each Interest Payment Date, 100% of the interest accrued and owing on such date shall be paid in cash. (3) Upon the repayment in full of the Senior Credit Agreement (or the replacement or refinancing thereof), the Leverage Ratio Test shall be deemed to have been met and be continuing and the Liquidity Test shall be deemed to have been met and all interest payable

- 37 - under this Section 4.01 shall be paid in cash in arrears on each following Interest Payment Date for the period from and including the preceding Interest Payment Date to and including the day preceding the Interest Payment Date until the date that all Obligations are repaid in full to the Lenders and will be calculated on the principal amount of all Advances outstanding during such period (including for certainty all PIK Interest and PIK Fees added to the principal of the Advances) on the basis of a year of 360 days. 2. No Set - Off, Deduction etc. All payments (whether interest or otherwise) to be made by the Borrower or any other party to each Lender pursuant to this Agreement are to be made in freely transferable, immediately available funds and without set - off or deduction of any kind whatsoever (whether for deemed re - investment or otherwise) except to the extent required by Applicable Law, and if any such set - off or deduction is so required and is made, the Borrower or other party will, as a separate and independent obligation to each Lender, be obligated to immediately pay to each Lender all such additional amounts as may be required to fully indemnify and save harmless such Lender from such set - off or deduction and will result in the effective receipt by such Lender of all the amounts otherwise payable to it in accordance with the terms of this Agreement. For greater certainty, the Borrower will not be required to make any payment under this Sec tion 4.02 in duplication of any payment required to be made under Section 12.01 or to the extent expressly excluded in Section 12.01 . 3. Fees (1) The Borrower will pay to the Agent for the account of the Original Lenders, as applicable, the Yield Enhancement Payments in the amounts, and on the terms and conditions, set out in the Payment Letter, as amended by this Sec tion 4.03, or as otherwise agreed to in writing from time to time by the Original Lenders and the Borrower. (2) Notwithstanding any other provisions of the Payment Letter or any other Loan Document, from and after the Closing Date until December 31, 2021 and any time thereafter when Section 4.03(3) and 4.03(4) do not apply, all Yield Enhancement Payments shall be capitalized in arrears on each Payment Date for the period from and including the preceding Payment Date to and including the day preceding such Payment Date and paid by adding such Yield Enhancement Payments to the outstanding principal amount of the Advances owing to the Original Lenders on a rateable basis in accordance with the terms of the Payment Letter. (3) If a Compliance Certificate delivered to the Agent on or after December 31, 2021 confirms that a Leverage Ratio Test has been met, and the Liquidity Test is met on the applicable Payment Date, the Borrower shall be required to pay the Yield Enhancement Payments to the Agent for the account of the Original Lenders only, on the next following Payment Date for the period from and including the Payment Date immediately preceding the delivery of such Compliance Certificate to and including the day preceding the Payment Date immediately following the delivery of such Compliance Certificate as follows: (a) With respect to the Payment Date that is September 30, 2022, 50% of the Yield Enhancement Payments owing on such date shall be paid in cash and 50% shall

- 38 - be capitalized and added to the outstanding principal amount of the Advances; and (b) With respect to the Payment Date that is September 30, 2023 and thereafter on each following Payment Date, 100% of the Yield Enhancement Payments owing on such date shall be paid in cash. (4) Upon the repayment in full of the Senior Credit Agreement (or the replacement or refinancing thereof), the Leverage Ratio Test shall be deemed to have been met and be continuing and the Liquidity Test shall be deemed to have been met and all Yield Enhancement Payments payable under the Payment Letter shall thereafter be paid in cash in accordance with the terms of the Payment Letter. (5) For greater certainty, the Payment Letter and any other written arrangements between the Agent and the Borrower respecting fees will constitute Loan Documents, will survive the execution of this Agreement and will in all respects remain operative and binding on the Borrower. All references in the Payment Letter to the “Closing Date” shall be deemed to be a reference to the Original Closing Date. All references in the Payment Letter to the “Payment Date” shall be deemed to be a reference to September 30 of each calendar year while Yield Enhancement Payments remain payable thereunder, provided that any cash payment of a Yield Enhancement Payment may be made within two (2) Business Days of such Payment Date until such time as the Senior Credit Agreement is repaid in full (or the replacement or refinancing thereof). All references in the Payment Letter to “Lenders” or “Lender” shall be deemed to be a reference to the Original Lenders or an Original Lender, as the case may be. (6) The Borrower agrees that the Yield Enhancement Payments payable in accordance with Section 4.03(2) on September 30, 2020 shall be grossed up to include the additional days in such period that will have elapse due to the extension of the Payment Date from September 12, 2020 to September 30, 2020. 4. [Reserved] 5. Account of Record The Agent will open and maintain books of account evidencing all Advances and all other amounts owing by the Borrower to the Lenders hereunder. The Agent will enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts will constitute prima facie evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Advances and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent will promptly advise the Borrower of such entries made in the Agent’s books of account. 6. Notes The Borrower agrees that, upon request to the Agent by any Lender, in order to evidence such Lender’s pro rata portion of each Advance, the Borrower will execute and deliver to such lender a promissory note substantially in the form of Schedule 4.06 (each as amended,

- 39 - supplemented, replaced or otherwise modified from time to time, a “ Note ”) in each case with appropriate insertions therein as to payee, date and principal amount, payable to such Lender. Each Note shall be dated the date of the initial Advance and may be updated from time to time to reflect any PIK Interest applicable to such Advance. 7. Maximum Rate of Interest Notwithstanding anything herein or in any of the other Loan Documents to the contrary, in the event that any provision of this Agreement or any other Loan Documents would oblige the Borrower to make any payment of interest or other amount payable to the Agent or the Lenders in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Agent or the Lenders of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the Closing Date to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Agent or the Lenders of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows: (a) by reducing any fees and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or any other Applicable Law ; and (b) by reducing the amount or rate of interest exigible under Article 4 of this Agreement ; and any amount or rate of interest referred to in this Section 4.06 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Agreement (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada) or any other Applicable Law) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive for the purposes of such determination, absent manifest error. ARTICLE 5 R EP AYM E NT 5.01 Mandatory Repayment of Principal at Maturity or on a Change of Control Subject to the terms hereof, the Borrower will repay all Obligations in connection with the Loan Facility, including, for certainty, all accrued interest, fees (including Yield Enhancement Payments), and other amounts then unpaid by it (including, in each case below, the Prepayment Fee) in full on the earliest to occur of (a) a Change of Control, (b) the Maturity Date or (c) the date of the acceleration of the Obligations pursuant to Sec tion 9.02 of this Agreement; and the Loan Facility will be automatically terminated on the Maturity Date.

- 40 - 5.02 Voluntary Repayments (1) Subject to the terms hereof, the Borrower may prepay the Advances at any time in a minimum amount of <Redacted>, subject to the concurrent payment to the Lenders of a prepayment fee of 5.00% of such prepayment amount (the “ Prepayment Fee ”), together with all accrued and unpaid interest thereon, provided that the Agent receives a Repayment Notice at least thirty (30) days prior to such prepayment and if such prepayment would result in the aggregate principal amount of the Advances outstanding being less than <Redacted>, such prepayment shall be required to be increased to the amount that is the then outstanding Advances. Any amounts prepaid or repaid shall not be reborrowed. All amounts prepaid or repaid shall be applied (a) firstly, in reduction of accrued and unpaid interest and all other amounts then outstanding (other than the principal amount of the Obligations), and (b) thereafter, in reduction of the principal amount of the Obligations being prepaid or repaid. ARTICLE 6 PLACE AND APPLICATION OF PAYMENTS 6.01 Place of Payment of Principal, Interest and Fees All payments by the Borrower under any Loan Document, unless otherwise expressly provided in such Loan Document, will be made to the Agent in US Dollars at the Agent’s Payment Location, or at such other location as may be agreed upon by the Agent and the Borrower , for the account of the Lenders entitled to such payment, not later than 10 : 00 (Toronto time) for value on the date when due, and will be made in immediately available funds without set - off or counterclaim . ARTICLE 7 REPRESENTATIONS AND WARRANTIES 1. Representations and Warranties The Borrower represents and warrants to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties: (1) Existence and Qualification. Each Obligor (i) has been duly incorporated, formed, amalgamated, merged or continued, as the case may be, and is validly subsisting as a corporation, company, limited liability company, partnership or trust, under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may; and (ii) is duly qualified, in good standing and has all required Material Licences to carry on its business in each jurisdiction in which the nature of its business requires qualification to the extent necessary to carry on its business. (2) Power and Authority. Each Obligor has the corporate, trust, company, limited liability company or partnership power and authority, as the case may be, (i) to enter into, and to exercise its rights and perform its obligations under, the Loan Documents to which it is a party

- 41 - and all other instruments and agreements delivered by it pursuant to any of the Loan Documents, and (ii) to own its Property and carry on its business as currently conducted and as currently proposed to be conducted by it. (3) Execution, Delivery, Performance and Enforceability of Documents. The execution, delivery and performance of each of the Loan Documents to which each Obligor is a party, and every other instrument or agreement delivered by an Obligor pursuant to any Loan Document has been duly authorized by all corporate, trust, company or partnership actions required, and each of such documents has been duly executed and delivered. Each Loan Document to which any Obligor is a party constitutes the legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms (except, in any case, as such enforceability may be limited by applied bankruptcy, insolvency, reorganization or other laws of general application limiting creditors’ rights generally and by principles of equity). (4) Loan Documents Comply with Applicable Laws, Organizational Documents and Contractual Obligations. The execution or delivery of, the consummation of the transactions contemplated in, or compliance with the terms, conditions and provisions of any of, the Loan Documents by any Obligor, does not conflict with or will not conflict with, or does not result or will not result in any breach of, or will not constitute a default under or contravention of, (a) any Obligors’ Organizational Document, (b) any Material Contract or Material Licence, or (c) any Requirement of Law other than immaterial breaches. (5) Consent Respecting Loan Documents. Each Obligor has, obtained, made or taken all consents, approvals, authorizations, declarations, registrations, filings, notices and other actions whatsoever required with Governmental Authorities, third parties or otherwise to enable it to execute and deliver each of the Loan Documents to which it is a party and to consummate the transactions contemplated in the Loan Documents, other than the approvals, clarifications or authorizations of the Governmental Authorities (including, without limitation, the Reserve Bank of India) required under the laws of India for the execution and delivery by JEBPO Services LLP of the Guarantee and the Loan Documents to which it is a party, and the performance by JEBPO Services LLP of its obligations thereunder. (6) Taxes. Except as set forth on Schedule 7.01(6), each Obligor has paid or made adequate provision for the payment of all Taxes levied on its Property or income which are due and payable, or has accrued such amounts in its financial statements for the payment of such Taxes, except for charges, fees or dues which are not material in amount, which are not delinquent or if delinquent are being contested, and in respect of which non - payment would not individually or in the aggregate have, or be reasonably likely to cause, a Material Adverse Effect, and there is at the date given no material action, suit, proceeding, investigation, audit or claim now pending, or to its knowledge, threatened by any Governmental Authority regarding any Taxes, nor has it or any other Obligor agreed to waive or extend any statute of limitations with respect to the payment or collection of Taxes. (7) Judgments, Etc. At the date given, no Obligor is subject to any judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on

- 42 - other Persons engaged in similar businesses) which has not been lifted or stayed or of which enforcement has not been suspended for a period of 15 days or more in an amount (individually or in the aggregate for all Obligors) in excess of the lesser of (a) <Redacted> and (b) <Redacted>% of EBITDA (calculated on a last twelve months basis). (8) Absence of Litigation. There are no actions, suits or proceedings pending or, to the best of its knowledge and belief, after due inquiry and all reasonable investigation, threatened against or involving any Obligor which would reasonably be expected to have a Material Adverse Effect, other than in respect of which the Agent has been provided notice of pursuant to Sec tion 8.01(11). (9) [Reserved] (10) [ Reserved ] (11) [Reserved] (12) Insurance. Each Obligor maintains insurance which is in full force and effect that complies with all material respects of the requirements of this Agreement. (13) [Reserved] (14) Compliance with Laws. No Obligor is in material violation of any material Applicable Law or material Applicable Order, subject to the provisions of Sec tion 7.01(28), in the case of Requirements of Environmental Law. (15) No Event of Default or Pending Event of Default. Neither any Event of Default nor any Pending Event of Default has occurred and is continuing. (16) Corporate Structure. The corporate structure of the Borrower and its Subsidiaries is as set out in Schedule 7.01(16) (as updated pursuant to Section 8.05 from time to time), which Schedule contains: (a) Complete Names. A complete and accurate list of the full and correct name of each Obligor referenced in this Sec tion 7.01(16) (including any French and English forms of name) and the jurisdiction of incorporation or formation of each such Obligor. (b) Designation : A designation of each Subsidiary of the Borrower as either a Restricted Subsidiary or an Unrestricted Subsidiary. (17) [Reserved] (18) Obligors. Each Obligor either carries on their Business in Canada, the United States, or India or carries on no business other than being a holding entity. (19) Relevant Jurisdictions. Schedule 7.01(19) (as amended from time to time) identifies, in respect of each Obligor, the Relevant Jurisdictions as at the date given including

- 43 - each Obligor’s jurisdiction of formation and organizational registration number (if any), its full address (including postal code or zip code), chief executive office, registered office and all places of business and, if the same is different, the address at which the books and records of such Obligor are located. (20) [Reserved] (21) [Reserved] (22) Material Contracts and Material Licences . (23) To the Borrower’s knowledge, no event has occurred and is continuing which would constitute a breach of or a default under any Material Contract or Material Licence which would reasonably be expected to have a Material Adverse Effect on the Obligors and each Material Contract is binding upon the Obligor party thereto. (24) Financial Year End. Its financial year end is March 31, or following written notice delivered in accordance with Section 8.04(12), December 31. (25) Financial Information. All of the financial statements which have been furnished to the Agent and the Lenders, or any of them, in connection with this Agreement are complete in all material respects and such financial statements fairly present the results of operations and financial position of the of the Borrower and its Restricted Subsidiaries as of the dates referred to therein and have been prepared on a Modified Consolidated Basis, except that, in the case of quarterly financial statements, notes to the statements and audit adjustments required by GAAP are not included. All other financial information (including, without limitation the Operating Budget and the Borrower’s projected summary of anticipated Available Supply and Supply Commitments) provided to the Agent and the Lenders as of the date prepared (a) were based on reasonable assumptions and expectations and represent reasonable good faith estimates and (b) were believed to be achievable. (26) Liabilities. No Obligor has any liabilities, whether accrued, absolute, contingent or otherwise, of any kind or nature whatsoever, except (i) as disclosed in the financial statements most recently delivered under Section 8.03 ; (ii) as incurred after the date of such financial statements and are permitted to be incurred hereunder; (iii) as incurred in the ordinary course of business of an Obligor; provided that, in respect this clause (iii), such liabilities: (x) are not material to the Business, (y) are not required in accordance with GAAP to be disclosed in such Obligor’s financial statements referred to in clause (i) above and (z) are not incurred in violation of this Agreement, and (iv) for liabilities consented to by the Agent on behalf of the Majority Lenders. (27) No Material Adverse Effect. Since the date of the Borrower’s most recent financial statements provided to the Agent, there has been no condition (financial or otherwise), event or change in its business, liabilities, operations, results of operations, assets or prospects which would reasonably be expected to have a Material Adverse Effect nor, to the Borrower’s knowledge, has there been any condition, event or change to the credit rating of Shell Energy or any material LDC which would reasonably be expected to have a Material Adverse Effect.

- 44 - (28) Environmental. (a) No Obligor is subject to any civil or criminal proceeding relating to Requirements of Environmental Laws and is not aware of any investigation or threatened proceeding or investigation, (b) each Obligor has all material permits, licenses, registrations and other authorizations required by the Requirements of Environmental Laws for the operation of its business and the properties which it owns, leases or otherwise occupies, (c) each Obligor currently operates its business and its properties (whether owned, leased or otherwise occupied) in compliance in all material respects with all applicable material Requirements of Environmental Laws, (d) no Hazardous Substances are stored or disposed of by any Obligor or otherwise used by an Obligor in violation of any applicable Requirements of Environmental Laws (including, without limitation, there has been no Release of Hazardous Substances by any Obligor at, on or under any property now or previously owned or leased by the Borrower or any of their Subsidiaries), (e) except as disclosed in the environmental reports identified on Schedule 7.01(28) , to the knowledge of the Borrower (i) all underground storage tanks now or previously located on any real property owned or leased by it have been operated, maintained and decommissioned or closed, as applicable, in compliance with applicable Requirements of Environmental Law; and (ii) no real property or groundwater in, on or under any property now or previously owned or leased by any Obligor is or has been during such Obligor’s ownership or occupation of such property contaminated by any Hazardous Substance except for any contamination that would not reasonably be expected to give rise to material liability under Requirements of Environmental Laws nor, to the best of its knowledge, is any such property named in any list of hazardous waste or contaminated sites maintained under the Requirements of Environmental Law. (29) CERCLA. No portion of any Obligor’s Property has been listed, designated or identified in the National Priorities List or the CERCLA Information System both as published by the United States Environmental Protection Agency, or any similar list of sites published by any federal, state or local authority proposed for requiring clean up or remedial or corrective action under any Requirements of Environmental Laws. (30) Canadian Welfare and Pension Plans. The Borrower has adopted all Canadian Welfare Plans and all Canadian Pension Plans in accordance with Applicable Laws and each such plan has been maintained and is in compliance in all material respects with its terms and such laws including, without limitation, all requirements relating to employee participation, funding, investment of funds, benefits and transactions with the Obligors and persons related to them. As of the Closing Date and at no time preceding the Closing Date has any Obligor maintained, sponsored, administered, contributed to, or participated in a Specified Canadian Pension Plan. With respect to Canadian Pension Plans: (a) no steps have been taken to terminate any Canadian Pension Plan (wholly or in part) which could result in any Obligor being required to make an additional contribution in excess of <Redacted> to the Canadian Pension Plan; (b) no contribution failure in excess of <Redacted> has occurred with respect to any Canadian Pension Plan sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction; and (c) no condition exists and no event or transaction has occurred with respect to any Canadian Pension Plan which is reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of <Redacted>. No Obligor has a contingent liability in excess of <Redacted> with respect to any post - retirement benefit under a Canadian Welfare Plan. With respect of each Canadian Pension Plan: (a) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required

- 45 - to be made to the appropriate funding agency in material compliance with all Applicable Laws and the terms of each Canadian Pension Plan have been made in accordance with all Applicable Laws and the terms of each Canadian Pension Plan; and (b) no event has occurred and no conditions exist with respect to any Canadian Pension Plan that has resulted or could reasonably be expected to result in any Canadian Pension Plan being the subject of a requirement to be wound up (wholly or in part) by any applicable regulatory authority, having its registration revoked or refused by any applicable regulatory authority or being required to pay any taxes or penalties under any applicable pension benefits or tax laws. (31) ERISA Plans. (a) Each ERISA Plan of any Obligor carrying on business in the United States has been maintained and is in compliance in all material respects with Applicable Laws including, without limitation, all requirements relating to employee participation, investment of funds, benefits and transactions with the Obligors and persons related to them, (b) with respect to such ERISA Plans: (i) no condition exists and no event or transaction has occurred with respect to any such ERISA Plan that is reasonably likely to result in any Obligor, to the best of its knowledge, incurring any liability, fine or penalty in excess of the US$ Equivalent Amount of Cdn<Redacted>; and (ii) no Obligor carrying on business in the United States has a contingent liability with respect to any post - retirement benefit under a US Welfare Plan in excess of the US$ Equivalent Amount of Cdn<Redacted>, (c) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made have been made in accordance with all Applicable Laws and the terms of each ERISA Plan, (d) each of the ERISA Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has received a favourable determination letter from the IRS, (ii) is or will be the subject of an application for a favourable determination letter, and no circumstances exist that has resulted or could reasonably be expected to result in the revocation or denial of any such determination letter, or (iii) is entitled to rely on an appropriately updated prototype plan document that has received a national office determination letter and has not applied for a favourable determination letter of its own and (e) no Obligor carrying on business in the United States has any US Pension Plans and no multiemployer plans as defined in Section 4001(a)(3) of ERISA are maintained by any Obligor or to their knowledge have been maintained by any member of any Obligor’s Controlled Group. (32) Not an Investment Company. No Obligor is an “investment company” or a company “controlled” by an “investment company” within the meaning of the United States Investment Company Act of 1940 or a “holding company”, or a “subsidiary company” of a “holding company”, or an “affiliate” of a holding company, or of a “subsidiary company” of a “holding company”, within the meaning of the United States Public Utility Holding Company Act of 2005. (33) No Margin Stock. No Obligor is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock. None of the proceeds of any Advance will be used to purchase or carry, or to reduce or retire or refinance any credit incurred to purchase or carry, any margin stock (within the meaning of Regulations U and X of the Board of Governors of the Federal Reserve System of the United States) or to extend credit to others for the purpose of purchasing or carrying any margin stock.

- 46 - (34) Full Disclosure. All information provided or to be provided by or on behalf of any Obligor to the Agent and the Lenders in connection with the Loan Facility (including with respect to the creditworthiness of Shell Energy and the LDCs) was or will be at the time prepared, to its knowledge, true and correct in all material respects and none of the documentation furnished to the Agent and the Lenders by or on behalf of any Obligor, to its knowledge, omitted or will omit as of such time, a material fact necessary to make the statements contained therein not misleading in any material way, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by it at the time made (and, to its knowledge any other Person who furnished such material on behalf of them). (35) Insolvency. From and after the Closing Date, no Obligor, nor any of its predecessors where applicable, (i) has committed any act of bankruptcy; (ii) is insolvent, or has proposed, or given notice of its intention to propose, a compromise or arrangement pursuant to any bankruptcy or insolvency law to its creditors generally; (iii) has any petition for a receiving order in bankruptcy filed against it (unless it has been discharged or dismissed or it is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within 15 days of knowledge by such Obligor of its institution), made a voluntary assignment in bankruptcy, taken any proceeding with respect to any compromise or arrangement pursuant to any bankruptcy or insolvency law, taken any proceeding to have itself declared bankrupt or wound - up, taken any proceeding to have a receiver appointed of any part of its assets, or has had any Encumbrancer take possession of any material part of its Property; or (iv) has had an execution or distress claiming payment in excess of <Redacted> become enforceable or become levied on any of its Property which has not been satisfied. (36) Non - Arm’s Length Transactions. All agreements, arrangements or transactions between any Obligor, on the one hand, and any Associate of, Affiliate of or other Person not dealing at Arm’s Length with such Obligor, on the other hand (other than another Obligor), in existence at the date hereof are set forth on Schedule 7.01(36) or are otherwise permitted pursuant to Section 8.04(20). (37) Solvency. Immediately after the making of each Advance to the Borrower, and after giving effect to the application of the proceeds of such Advances, (i) the fair value of the assets of each Obligor, at a fair valuation, will exceed the debts and liabilities, subordinated, contingent or otherwise, of each Obligor; (ii) the present fair saleable value of the Property of each Obligor will be greater than the amount that will be required to pay the probable liability of each Obligor on its debts and other liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; (iii) each Obligor will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) each Obligor, if required pursuant to Applicable Law, will not have unreasonably small capital with which to conduct the businesses in which it is engaged as such businesses are now conducted and are proposed to be conducted after the date hereof. (38) Debt. No Obligor has any Debt that is not Permitted Debt. (39) [Reserved]

- 47 - (40) Schedules. The information contained in each Schedule attached hereto is as at the date hereof, or at the time a replacement thereof is provided to the Agent or the Lenders pursuant hereto, will be true, correct and complete in all material respects. (41) [Reserved] (42) [Reserved] (43) Sanctions . It is not in violation of, in any material respect, any of the country or list based economic and trade sanctions administered and enforced by OFAC, or any Sanctions Laws. As of the date of this Agreement, no Obligor (i) is a Sanctioned Person or (ii) is a Person designated under Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 or other Sanctions Laws. If a senior officer of any Obligor receives any written notice that any Obligor, any Affiliate or any Subsidiary of any Obligor is named on the then current OFAC SDN List or is otherwise a Sanctioned Person (such occurrence, a “ Sanctions Event ”), such Obligor shall promptly (i) give written notice to the Agent and the Lenders of such Sanctions Event, and (ii) comply in all material respects with all applicable laws with respect to such Sanctions Event (regardless of whether the Sanctioned Person is located within the jurisdiction of the United States of America or Canada), and each Obligor hereby authorizes and consents to the Agent and the Lenders taking any and all steps the Agent or the Lenders deem necessary, in their sole but reasonable discretion, to avoid violation of, in any material respect, all applicable laws with respect to any such Sanctions Event. (44) Anti - Corruption Laws . No part of the proceeds of the Advances shall be used, directly or, to the Borrower’s knowledge, indirectly : (a) to offer or give anything of value to any official or employee of any foreign government department or agency or instrumentality or government - owned entity, to any foreign political party or party official or political candidate, or to anyone else acting in an official capacity, in order to obtain, retain or direct business, or obtain any improper advantage, in material violation of any Anti - Corruption Law . (45) Anti - Terrorism Laws . To the extent applicable, each Obligor is in compliance, in all material respects, with (i) the U.S. Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (ii) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (United States), as amended (the “ Patriot Act ”); and (iii) Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively with clauses (i) and (ii) above, the “ Anti - Terrorism Laws ”). The use of the proceeds of the Advances will not violate, in any material respect, the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, in any material respect. (46) Reporting Issuer . The Borrower is a reporting issuer, as defined under applicable Canadian securities laws, in all of the provinces and territories of Canada and is not in default in any material respect under any requirement of applicable Canadian or U . S . securities laws . The

- 48 - Borrower is in compliance in all material respects with the rules and regulations of the Toronto Stock Exchange and the New York Stock Exchange. 7.02 Survival and Repetition of Representations and Warranties The representations and warranties set out in Sec tion 7.01 will be repeated (i) in each Compliance Certificate delivered pursuant to Section 8.03(2)(b), (ii) as of the date of each request for a new Advance by the Borrower, and (iii) in accordance with Section 8.05 in connection with the designation of Restricted Subsidiaries and Unrestricted Subsidiaries; except in any such case to the extent that on or prior to such date the Borrower advises the Agent in writing of the variation in any such representation or warranty as of such date; and provided further that such disclosure will not excuse any breach of covenant or Event of Default arising hereunder other than as a result of the incorrectness of such representation and warranty. ARTICLE 8 C O V E NAN TS 1. Positive Covenants So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will and will cause each other Obligor to: (1) Timely Payment. Make due and timely payment of the Obligations required to be paid by it hereunder and under each other Loan Document. (2) Conduct of Business, Maintenance of Existence, Compliance with Laws. (a) engage in business of the same general type as now conducted by it; (b) carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice; (c) except as otherwise permitted by Sec tion 8.04(2), preserve, renew and keep in full force and effect its existence; (d) take all action necessary to maintain all material registrations, material Intellectual Property, Material Contracts, Material Licenses, material rights, material privileges and franchises necessary or desirable in the normal conduct of its business; and (e) comply in all material respects with all Requirements of Law, including without limitation, Requirements of Environmental Law. (3) Further Assurances. Provide the Agent and the Lenders with such other documents, opinions, consents, acknowledgements and agreements as are reasonably necessary to implement this Agreement, the other Loan Documents and are required by the Agent from time to time. (4) [Reserved] (5) Access to Information. Promptly provide the Agent with all information reasonably requested by the Agent for and on behalf of the Lenders from time to time concerning its financial condition, and during normal business hours and from time to time upon reasonable notice, permit representatives of the Agent, and the Lenders if accompanied by the Agent, to examine and take extracts from its financial books, accounts and records including

- 49 - but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial affairs and its business with its senior officers and (in the presence of such of its representatives as it may designate) its auditors. If an Event of Default or a Pending Event of Default has occurred and is continuing, the Borrower will pay all reasonable expenses incurred by such representatives in order to visit the Borrower’s premises or attend at its and each other Obligor’s principal office, as applicable, for such purposes. (6) Payment Obligations. Pay or discharge, or cause to be paid or discharged (i) before the same become delinquent (A) all Taxes imposed upon it or upon its income or profits or in respect of its business or Property and file all tax returns in respect thereof and (B) all required payments under any of its Debt and (ii) in a timely manner in accordance with prudent business practices (A) all lawful claims for labour, materials and supplies, and (B) all other material obligations the failure of which would reasonably be expected to result in an Event of Default; provided, however that it will not be required to pay or discharge or to cause to be paid or discharged any such amount referred to in clauses (i) and (ii) so long as the validity or amount thereof is being contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP and satisfactory to the Agent, acting reasonably, has been established in its books and records. (7) [Reserved]. (8) Insurance. Maintain or cause to be maintained with reputable insurers, coverage against risk of loss or damage to its Property (including public liability and damage to property of third parties), business interruption insurance, fire and extended peril insurance and boiler and machinery insurance of such types as is customary for and would be maintained by a corporation with an established reputation engaged in the same or similar business in similar locations. (9) Notice of Event of Default or Pending Event of Default. Promptly notify the Agent of any Event of Default or Pending Event of Default that would apply to it or to any Obligor of which it becomes aware. (10) Notice of Material Adverse Effect. Promptly notify the Agent of any condition (financial or otherwise), event or change in its or any other Obligor’s business, liabilities, operations, results of operations, assets or prospects which would reasonably be expected to have a Material Adverse Effect. (11) Notice of Litigation. Diligently defend itself and its properties from and against any lawsuits or claims in accordance with prudent business practice and promptly notify the Agent on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding or other circumstance (including, without limitation, any such dispute with Shell Energy or any LDC) the result of which if determined adversely would be a judgment or award against it (i) in excess of <Redacted> or (ii) would reasonably be expected to result in a Material Adverse Effect to it, and (A) from time to time provide the Agent with all reasonable information requested by the Agent concerning the status of any such proceeding and (B) provide the Agent semi - annually in March and September of each year, a written update prepared by internal counsel to the Borrower in respect of each such proceeding in excess of <Redacted>.

- 50 - (12) Other Notices. Promptly, upon having knowledge, give notice to the Agent on behalf of the Lenders of: (a) any violation of any Applicable Law, Material Contract or Material Licence which does or could reasonably be expected to have a Material Adverse Effect; or (b) any termination of or default under a Material Contract or Material Licence; (c) any change in the regulatory framework relating to the energy market which is materially adverse to the Business taken as a whole, or could reasonably be expected to be materially adverse to the Business taken as a whole, with the passage of time; (d) any entering into of a Material Contract or Material Licence, together with a true copy thereof; and (e) any “Pending Event of Default” or “Event of Default” under the Senior Agreement (each as defined in the Senior Credit Agreement). (13) [Reserved] (14) [Reserved] (15) Environmental Compliance. Operate its business in compliance in all material respects with all applicable material Requirements of Environmental Laws and operate all Property owned, leased or otherwise occupied by it with a view to ensuring that no material obligation, including a clean - up or remedial obligation, will arise in respect of an Obligor under any Requirements of Environmental Law; provided however, that if any such obligation arises, the applicable Obligor will promptly satisfy or contest such obligation at its own cost and expense. It will promptly notify the Agent, to the extent not disclosed as of the date hereof, upon (i) learning of the existence of Hazardous Substance located on, above or below the surface of any land which it owns, leases, operates, occupies or controls (except those being stored, used or otherwise handled in substantial compliance with applicable Requirements of Environmental Law), or contained in the soil or water constituting such land and (ii) the occurrence of any lawfully reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Substances that has occurred on or from such land which, in either case, is likely to result in liability under Requirements of Environmental Law. (16) [Reserved] (17) [Reserved] (18) ERISA Matters. (a) Maintain each ERISA Plan in compliance in all material respects with all applicable Requirements of Law;

- 51 - (b) refrain from adopting, participating in or becoming obligated with respect to any US Pension Plan or multiemployer plan as defined in Section 4001(a)(3) of ERISA without the prior written consent of the Majority Lenders; and (c) promptly notify the Agent on becoming aware of (i) the institution of any steps by any Person to terminate any US Pension Plan, (ii) the failure of any Obligor to make a required contribution to any US Pension Plan if such failure is sufficient to give rise to an Encumbrance under Section 303(k) of ERISA, (iii) the taking of any action with respect to a US Pension Plan which is reasonably likely to result in the requirement that any Obligor furnish a bond or other security to the US Pension Benefit Guaranty Corporation under ERISA or such US Pension Plan, or (iv) the occurrence of any event with respect to any ERISA Plan which is reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of <Redacted>, and following notice to the Agent thereof, provide copies of all documentation relating thereto if requested by the Agent. (19) Canadian Pension Plans. (a) maintain each Canadian Pension Plan in compliance in all material respects with all applicable Requirements of Law; (b) refrain from adopting, participating in or becoming obligated with respect to any Specified Canadian Pension Plan without the prior written consent of the Majority Lenders; and (c) promptly notify the Agent on becoming aware of (i) the institution of any steps by any Person to terminate any Canadian Pension Plan, (ii) the failure of any Obligor to make a required contribution to any Canadian Pension Plan if such failure is sufficient to give rise to a deemed trust or lien under applicable pension benefits standards laws, or (iii) the occurrence of any event with respect to any Canadian Pension Plan or Canadian Welfare Plan which is reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of <Redacted>, and following notice to the Agent thereof, provide copies of all documentation relating thereto if requested by the Agent. (20) Employee Benefit and Welfare Plans. Maintain all employee benefit and Canadian Welfare Plans relating to the Business in compliance in all material respects with all Applicable Laws and ensure that all premiums and payments relating to employee benefits and pensions are paid as due. (21) Additional Information . Upon request, promptly provide the Agent with copies of all “management letters” or other material letters submitted by independent public accountants in connection with audited financial statements described in Sec tion 8.03 raising issues associated with the audit of the Obligors. (22) LDC Agreements . Notify the Agent of any notices received from LDCs in connection with any collections, services, agreements or any Transportation Agreements, requests to increase the billing service amount under any Collection Services Agreements,

- 52 -

offsets or material matters under any LDC Agreement, in each case which would reasonably be expected to have a Material Adverse Effect.

(23) No Supplier Recourse. Other than in connection with Financial Assistance which is permitted pursuant to Section 8.04(5), ensure that no supplier to any Unrestricted Subsidiary has any recourse to any Obligor.

(24) **[Reserved]**

(25) **[Reserved]**

(26) **[Reserved]**

(27) Reporting Issuer Status. Maintain the listing of the equity interests of the Borrower on the Toronto Stock Exchange and maintain the status of the Borrower as a reporting issuer under the Canadian securities laws of all of the provinces and territories of Canada in the which it is a reporting issuer as of the date of this Agreement.

(28) Proceeds of Disposition re <Redacted> or <Redacted>. Apply the net proceeds of any Disposition referred to in paragraph (b) of the definition of Permitted Asset Dispositions to either: (i) a reduction of the Priority Supplier Payables (as defined in the Senior Credit Agreement); and/or (ii) a repayment of the Senior Credit Facility in accordance with Section 6.02 thereof, in each case promptly upon receipt of such proceeds.

(29) Board Nominee. In addition to such rights as the Lenders may have in relation to the Borrower's board of directors under any other agreement or in any other capacity, the Borrower shall ensure that there shall at all times be on its board of directors one nominee of the Majority Lenders unless the Majority Lenders agree otherwise.

8.02 Financial Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders:

(1) Senior Debt to EBITDA Ratio. The Borrower, on a Modified Consolidated Basis, will ensure that the Senior Debt to EBITDA Ratio determined as at the last day of each Fiscal Quarter is not greater than set forth in table below in respect of the immediately preceding Four Quarter Period.

Fiscal Quarter	**Senior Debt to EBITDA Ratio**
September 30, 2020 - December 31, 2020	<Redacted>
March 31, 2021 - June 30, 2021	<Redacted>
September 30, 2021 - December 31, 2021	<Redacted>
March 31, 2022 - June 30, 2022	<Redacted>
September 30, 2022-Maturity Date	<Redacted>

- 53 - (2) Minimum EBITDA . The Borrower, on a Modified Consolidated Basis, will maintain a minimum trailing Four Quarter Period EBITDA of <Redacted> determined as at the last day of each Fiscal Quarter. 3. Reporting Requirements So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will: (1) Annual Reports. As soon as available and in any event within 120 days after the end of each Fiscal Year, cause to be prepared and delivered to the Agent the audited consolidated financial statements of the Borrower, including, without limitation, a balance sheet, statement of equity, income statement and cash flow statement, certified by the chief financial officer of the Borrower. (2) Quarterly Reports. (a) As soon as available and in any event within 60 days of the end of each of its first three Fiscal Quarters of each Fiscal Year, cause to be prepared and delivered to the Agent as at the end of such Fiscal Quarter the unaudited interim consolidated financial statements of the Borrower, including, in each case and without limitation, an income statement, balance sheet and cash flow statement, certified by the chief financial officer of the Borrower. (b) As soon as available and in any event within 60 days of the end of each Fiscal Quarter (including the fourth Fiscal Quarter), cause to be prepared and delivered to the Agent as at the end of such Fiscal Quarter the unaudited financial statements of the Borrower prepared on a Modified Consolidated Basis, including, in each case and without limitation, an income statement, balance sheet and cash flow statement, certified by the chief financial officer of the Borrower. (3) Compliance Certificate. Concurrently with the delivery of the financial statements referred to in Sections 8.03(1) and (2) above, provide the Agent with a Compliance Certificate. (4) Operating Budget. As soon as available and in any event not later than June 30 in each year for the next three Fiscal Years, provide to the Agent for the Lenders, the Operating Budget. (5) Supply/Demand Projection. Within 30 days of the end of each Fiscal Quarter, cause to be prepared and delivered to the Agent a supply vs. demand summary in respect of the Obligors’ projected next 12 months and the next 36 months anticipated Available Supply and Supply Commitments for natural gas, electricity and JustGreen Products, separately. (6) Notice of default . Forthwith upon receipt, furnish to the Agent a copy of any notice of default, event of default or non - compliance which is executed by, sent or received by any Obligor in connection with the Senior Credit Agreement or the Intercreditor Agreement.

- 54 - (7) Senior Credit Agreement . Forthwith upon delivery to the Senior Administrative Agent, a copy of the following reporting required to be delivered to the Senior Administrative Agent pursuant to the terms of the Senior Credit Agreement or to the Secured Parties pursuant to the Intercreditor Agreement (which is not otherwise already delivered to the Agent under the terms of this Agreement): [NTD: section references to Senior Credit Agreement to be updated in final version as may be required.] Monthly (i) Priority Supplier Payables Certificate delivered pursuant to Section 9.03(10) of the Senior Credit Agreement; (ii) Portfolio Reports – Natural Gas and Electricity delivered pursuant to Section 9.02(4) of the Intercreditor Agreement; (iii) Mark To Market Report Electricity delivered pursuant to Section 9.02(4) of the Intercreditor Agreement; Quarterly (i) Borrowing Base Certificate together with Borrowing Base calculation delivered pursuant to Section 9.03(6) of the Senior Credit Agreement; (ii) Hedging Exposure report delivered pursuant to Section 9.03(7) of the Senior Credit Agreement; (iii) Portfolio Reports delivered report delivered pursuant to Section 9.03(9) of the Senior Credit Agreement; and Semi - Annually (i) Borrowing Base Key Assumptions report delivered pursuant to Section 9.03(6) of the Senior Credit Agreement. (8) Risk Management Policy . Promptly notify the Agent of any changes or modifications to the risk management and hedging policy of the Obligors from that in effect on the Original Closing Date and promptly provide a copy of such change or modification. (9) Sufficient Copies to Agent. Ensure that in complying with this Sec tion 8.03 , the Agent is supplied with such quantities of all materials as the Agent may require in order to distribute such materials to each of the Lenders and wherever possible, that electronic copies are sent which the Agent is then authorized to send electronically to the Lenders. (10) Other Information. Deliver to the Agent (i) such other information relating to the conduct of business or financial condition of the Obligors as the Agent on behalf of the Lenders may reasonably request from time to time and (ii) such other materials as agreed to by the Lenders and the Borrower from time to time.

- 55 - 4. Negative Covenants So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will not and will ensure that each other Obligor will not : (1) Disposition of Property . Except for Permitted Asset Dispositions, Dispose of, in one transaction or a series of transactions, all or any part of its Property, whether now owned or hereafter acquired . (2) Fundamental Changes. Enter into any corporate transaction (or series of transactions), whether by way of arrangement, reorganization, consolidation, amalgamation, merger or otherwise, whereby all or substantially all of its undertaking and assets would become the property of any other Person or in the case of any amalgamation, the property of the continuing corporation resulting from the amalgamation, except that if at the time of and immediately after giving effect to the corporate transaction, no Event of Default will have occurred and be continuing, it may amalgamate or merge (including by way of a wind - up that is not as a result of an insolvency) with or transfer all or substantially all of its assets to the Borrower, any wholly - owned Subsidiary of the Borrower; provided that it provides the Agent with prior notice of any such transaction and upon any amalgamation or merger (except by way of a wind - up), the resulting company or the entity to whom the assets have been transferred, as applicable, delivers to the Agent a Guarantee and an assumption agreement pursuant to which the amalgamated or merged company or the entity to whom the assets have been transferred, as applicable, confirms its assumption of all of the obligations of the amalgamating or merging companies or the entity which transferred the assets, as applicable, under the Loan Documents and such other certificates and opinions as may be required by the Agent. (3) No Debt. Create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt provided that the aggregate principal amount of all Permitted Debt described in clauses (b)(i) and (j) of the definition of “Permitted Debt” shall at no time exceed the Senior Lender Limitation Amount. (4) No Repayment or Prepayment of Debt. (a) directly or indirectly voluntarily prepay, defease or in substance defease, purchase, redeem, retire or otherwise acquire the Alberta Utilities Commission Debt or the <Redacted> Subordinated Notes, in each case, in advance of Debt outstanding under this Agreement, except, in the case of the Alberta Utilities Commission Debt, with the proceeds of the payments received by the Obligors from their Customers in the Province of Alberta under the applicable Customer Contracts; (b) make any amendment or modification to the subordination, ranking, term, granting of security or postponement terms of any indenture, note or other agreement evidencing or governing any Debt or any other term of such agreement which would be adverse to the Lenders (other than with respect to the Senior Credit Documents and then only in accordance with Sec tion (26) ); and

- 56 - (c) following the occurrence of an Event of Default or a Pending Event of Default which, in either case, is continuing, make any payment in respect of any Debt other than (i) Debt hereunder, (ii) Existing Intercompany Debt or Future Intercompany Debt between Obligors (other than any such payments by the Borrower to another Obligor), (iii) non - cash Permitted Distributions in respect of Debt, (iv) payments in respect of obligations secured by Purchase Money Security Interests and payments in respect of Lease Obligations, (v) payments in respect of the Senior Obligations and (vi) principal repayments of the Alberta Utilities Commission Debt, provided that each such payment shall be made solely with the proceeds of the payments received by the Obligors from their Customers in the Province of Alberta under the applicable Customer Contracts. (5) No Financial Assistance. Give any Financial Assistance to any Person other than: (a) Existing Intercompany Debt; (b) Future Intercompany Debt; (c) guarantees made by the Obligors of Permitted Debt, other than the <Redacted> Subordinated Notes; (d) Financial Assistance to Restricted Subsidiaries; (e) loans and advances to employees made in accordance with Sec tion 8.04 (9) ; (f) Financial Assistance to Unrestricted Subsidiaries (i) that was provided or advanced prior to July 7, 2020 and certified in a Compliance Certificate prior to such date; and (ii) from and after July 7, 2020, in an amount not to exceed US<Redacted>. Notwithstanding clauses (a) to (f) above, no Financial Assistance shall be given by an Obligor to any Person that is not an Obligor if a Pending Event of Default or an Event of Default has occurred or if the making of any such Financial Assistance would cause a Pending Event of Default or Event of Default to occur. (6) No Imbalance in Commitments. (a) Permit, at any time, the projected amount of Available Supply of natural gas for the next 12 months to (i) exceed 115% of Supply Commitments for natural gas, or (ii) be less than 85% of Supply Commitments for natural gas in the same period; (b) permit, at any time, the projected amount of Available Supply of electricity for the next 12 months to (i) exceed 115% of Supply Commitments for electricity, or (ii) be less than 85% of Supply Commitments for electricity in the same period;

- 57 - (c) permit, at any time, the projected amount of Available Supply of natural gas for the next 36 months to (i) exceed 120% of Supply Commitments for natural gas, or (ii) be less than 80% of Supply Commitments for natural gas in the same period; (d) permit, at any time, the projected amount of Available Supply of electricity for the next 36 months to (i) exceed 120% of Supply Commitments for electricity, or (ii) be less than 80% of Supply Commitments for electricity in the same period; (7) No Distributions. Make or permit any Distributions, other than Permitted Distributions; provided that: no Permitted Distributions (other than in payments in respect of the Senior Obligations) shall be made in cash to any Person that is not an Obligor if a Pending Event of Default or an Event of Default has occurred or if the making of any such cash Distribution would cause a Pending Event of Default or Event of Default to occur. (8) Distribution Restrictions . Other than this Agreement and the Senior Credit Agreement, enter into any agreement that would limit its ability to effect any dividends or distributions . (9) Management Fees. Make or pay any bonus, consulting or management fee or corporate overhead payment or other like payment to any shareholder, director or officer, or any of their Affiliates, except for: (a) salaries, benefits and other employment remuneration (including employee loans) paid in the ordinary course of business and on commercially reasonable terms; and (b) any bonus, consulting or management fee or directors fee or payments to directors and officers of it, provided that any such payments are part of a commercially reasonable compensation package being paid by it for management services rendered. (10) No Encumbrances. Subject to Sec tion 8.04(23), create, incur, assume or permit to exist any Encumbrance upon any of its Property except Permitted Encumbrances. (11) No Acquisitions. Make any Acquisition; provided however that Unrestricted Subsidiaries will be permitted to enter into Acquisitions. (12) No Change to Year End . Make any change to its Fiscal Year, provided that with no less than 60 days prior written notice delivered to the Agent after the most recent March 31 Fiscal Year end, the Borrower may elect to change its Fiscal Year to end on December 31. (13) No Change to Business. Carry on any business other than the Business; except to such extent as would not be material to the Obligors, taken as a whole. (14) [Reserved] (15) [Reserved]

- 58 - (16) Amendments to Organizational Documents . Amend any of its Organizational Documents in a manner that would be prejudicial to the interests of any of the Lenders under the Loan Documents . (17) [Reserved] (18) Material Contracts. Except as provided in Sec tion 8.04(26), amend, vary, alter or waive any material term of any Material Contract if such amendment, variance, alteration or waiver would be adverse to the Lenders in any material respect or allow any circumstances to arise which would allow any Material Contract to lapse or to be terminated during its term if the result could reasonably be expected to have a Material Adverse Effect. (19) [Reserved] (20) Non - Arm’s Length Transactions. Effect any transactions with any Person (other than an Obligor) not dealing at Arm’s Length with the transacting Obligor except for (i) those transactions identified in Schedule 7.01(36) on the Closing Date; (ii) the payment and receipt of Permitted Distributions; (iii) transactions permitted under Section 8.04(5) ; (iv) technical and administrative service agreements on commercially reasonable terms between any of the Borrower or JEC and its Subsidiaries and the provision of the services contemplated thereby; and (v) sales arrangements on commercially reasonable terms between an Obligor and an Unrestricted Subsidiary with respect to the Business. (21) Sale and Leaseback. Enter into any arrangement with any Person providing for the leasing by any Obligor, as lessee, of property which has been or is to be sold or transferred by such Obligor to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or the lease obligation of any Obligor. (22) Hedging Contracts. Enter into or permit to be outstanding at any time any Hedge unless such Hedge satisfies the following conditions: (a) if such Hedge is an Interest Rate Hedge, it is designed to protect the Obligors against fluctuations in interest rates; (b) if such Hedge is a Currency Hedge, it is designed to protect the Obligors against fluctuations in currency exchange rates; (c) if such Hedge is an Equity Hedge, it is designed to protect the Obligors against fluctuations in share price; and (d) such Hedge has been entered into by an Obligor bona fide and in good faith in the ordinary course of its business for the purpose of carrying on the same and not for speculative purposes . (23) Customer Contracts. Permit any Encumbrances on Customer Contracts other than Permitted Encumbrances; provided, however, an Obligor may permit Encumbrances on Customer Contracts in favour of suppliers for such Customer Contracts so long as (i) revenue generated on all such Customer Contracts Encumbered in favour of suppliers accounts for no

- 59 - more than 3% of revenue generated by all Customer Contracts; and (ii) gross margin generated by such Customer Contracts Encumbered in favour of suppliers accounts for no more than 3% of gross margin of the Borrower (on a consolidated basis) calculated on a rolling four quarter basis at the end of each Fiscal Quarter. (24) [Reserved] (25) Anti - Money Laundering and Anti - Terrorism Finance Laws; Foreign Corrupt Practices Act; Sanctions Laws; Restricted Person . The Borrower shall not, and shall not permit any Subsidiary to, (a) engage in or conspire to engage in any transaction that violates, in any material respect, any Anti - Terrorism Law, any Anti - Corruption Law or any Sanctions Law, or (b) use any part of the proceeds of the Advances, directly or, to the Borrower’s knowledge, indirectly, for any conduct that would cause the representations and warranties in Sections 7.01(43), 7.01(44) or 7.01(45) to be untrue in any material respect as if made on the date any such conduct occurs. (26) Changes to Senior Credit Documents . The Borrower shall not consent to any waiver, amendment or other change to any Senior Credit Document and shall not refinance or replace the Senior Credit Agreement and the other Senior Credit Documents unless the following conditions are satisfied: (i) the aggregate principal amount available thereunder shall not exceed the Senior Lender Limitation Amount, (ii) the Borrower is at all times in compliance with the requirements of Section 8.05(3), unless otherwise agreed by the Majority Lenders, and (iii) if the Senior Credit Agreement is replaced, (a) the replacement administrative agent on behalf of the replacement lenders shall enter into subordination arrangements with the Agent on behalf of the Lenders on terms no more onerous to Agent and the Lender than those contained in the Senior Subordination Agreement and such agreement shall be in form and substance satisfactory to the Lenders. 5. Restricted and Unrestricted Subsidiaries So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will ensure that: (1) No Subsidiaries. The Borrower has no Subsidiaries, other than Restricted Subsidiaries and Unrestricted Subsidiaries. (2) Status of Subsidiaries. Each Subsidiary of the Borrower: ( i) shall be a corporation, limited partnership, general partnership, trust or limited liability corporation formed under the laws of (A) Canada or a province thereof, (B) a state of the United States of America or the District of Columbia, (C) the United Kingdom, (D) Germany, (E) India, or (F) Hungary; and

- 60 - ( ii) shall (A) if such Subsidiary is a Restricted Subsidiary, be wholly - owned by the Borrower or a Restricted Subsidiary, or (B) if such Subsidiary is an Unrestricted Subsidiary, be owned, wholly or in part (subject to the terms of this Agreement), by the Borrower or another Subsidiary. (3) Guarantee. Upon formation or acquisition or upon becoming a Guarantor under the Senior Credit Documents (including as amended, modified, replaced or refinanced from time to time in accordance with Section 8.04(26)), each Subsidiary will provide to the Agent on behalf of the Lenders a Guarantee of the Obligations, together with such opinions and other documents (including, without limitation, the Restricted Subsidiary Subordination Agreement) as the Agent may reasonably require, all in form and substance acceptable by the Agent. (4) Composition of Borrower and Restricted Subsidiaries. The gross margin of the Borrower and the Restricted Subsidiaries shall at all times comprise of no less than 80% of the consolidated gross margin of the Borrower and all of its Subsidiaries (excluding <Redacted> and <Redacted>). (5) Revocation of Designation as an Unrestricted Subsidiary. From time to time the Borrower may change the designation of a Subsidiary from an Unrestricted Subsidiary to a Restricted Subsidiary; provided that: (a) after giving effect to such designation, all representations and warranties contained in Section 7.01 of this Agreement will be true and correct in all material respects with the same force and effect as if such representations and warranties had been made on and as of the date of such designation; (b) the Borrower is in compliance with all covenants contained herein and no Pending Event of Default or Event of Default shall have occurred and be continuing or will occur as a result of such designation ; (c) the Borrower shall have provided the Agent with a certificate of an officer certifying the foregoing; (d) the Subsidiary will provide to the Agent on behalf of the Lenders a Guarantee, together with such opinions and other documents as the Agent and its counsel may require all in form and substance acceptable by the Lenders and Lenders’ Counsel ; and (e) the Borrower shall have delivered to the Agent a revised Schedule 7.01(16) showing all Restricted Subsidiaries and Unrestricted Subsidiaries of the Borrower following such designation. (6) Hungarian Subsidiary. Notwithstanding anything in this section 8.05, Just Energy (Finance) Hungary Zrt . shall not be required to provide a Guarantee and become a Restricted Subsidiary until such time as its net assets exceed US<Redacted>. Just Energy (Finance) Hungary Zrt. shall not conduct any operating business until such time as it has provided a Guarantee.

- 61 - (7) Release re EdgePower Inc. Upon satisfaction of the conditions set forth in paragraph (f) of the definition of Permitted Asset Disposition contained in Section 1.01: (a) the Lenders hereby direct and authorize the Agent to release and discharge EdgePower Inc. from its obligations under the Guarantee and the other Loan Documents to which it is a party; and (b) the Lenders hereby direct and authorize the Agent to execute such documents and take such actions as the Agent may deem necessary to effect such release, all in form and substance satisfactory to the Agent (at the Borrower’s sole cost and expense). ARTICLE 9 DEFAULT 1. Events of Default The occurrence of any one or more of the following events (each such event being herein referred to as an “ Event of Default ”) will constitute a default under this Agreement: (1) if the Borrower fails to pay any amount of principal of any Advance when due and payable; or (2) if the Borrower fails to pay any interest or fees when due and payable hereunder or under any other Loan Document and such non - payment continues for a period of three Business Days; or (3) if the Borrower fails to pay any Obligation (other than an Obligation for which a failure to pay is specifically dealt with elsewhere in this Sec tion 9.01 ) when due and payable and such non - payment continues for a period of ten Business Days after notice by the Agent; or (4) if the Borrower fails to observe or perform any of the financial covenants in Sec tion 8.02 or any of the negative covenants in Section 8.04 ; or (5) if the Borrower fails to observe or perform any of the positive covenants in Sec tion 8.01 or the reporting covenants in Section 8.03 and the Borrower will fail to remedy such default within the earlier of 30 days from the date (i) the Borrower becomes aware of such default or (ii) the Agent delivers written notice of the default to the Borrower; or (6) if any Obligor neglects to observe or perform any covenant or obligation in this Agreement or any other Loan Document on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Sec tion 9.01 ) and either Borrower fails to remedy such default within the earlier of 30 days from the date (i) such Obligor becomes aware of such default or (ii) the Agent delivers written notice of the default to either Borrower; or (7) if any representation or warranty made by any Obligor in this Agreement, any Loan Document or in any certificate or other document at any time delivered hereunder to the

- 62 - Agent or any Lender will prove to have been incorrect in any material respect on and as of the date thereof and such representation or warranty is not thereafter made true and correct within 30 days of any Obligor becoming aware of its incorrectness ; or (8) if any Obligor ceases or threatens to cease to carry on business generally except as permitted by this Agreement, or admits its inability or fails to pay its debts generally; or (9) if any “Event of Default” as defined in the Senior Credit Agreement (as amended, modified, refinanced or replaced) occurs and such Event of Default is not cured or waived within 90 days of the occurrence thereof; or (10) if any Obligor (i) fails to make any payment when such payment is due and payable, to any Person in relation to any Debt (other than Debt for which a failure to pay is specifically dealt with elsewhere in this Sec tion 9.01 ) which, in the aggregate principal amount then outstanding, is in excess of <Redacted> and such payment is not made within any applicable cure or grace period; or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt which in the aggregate principal amount then outstanding is in excess of <Redacted> or contained in any instrument or agreement evidencing, securing or relating thereto and such default is not waived or cured within any applicable cure or grace period, or (iii) any other event will occur or condition exist, the effect of which default or other condition is to cause, such Debt to become due prior to its stated maturity date; or (11) if any Obligor denies its obligations under any Loan Document or claims any of the Loan Documents to be invalid or withdrawn in whole or in part; or (12) if any of the Loan Documents or any material provision of any of them becomes unenforceable, unlawful or is changed by virtue of legislation or by a court, statutory board or commission, and the applicable Obligor does not, within ten days of receipt of notice of such Loan Document or material provision becoming unenforceable, unlawful or being changed and being provided with any required new agreement or amendment for execution, replace such Loan Document with a new agreement that is in form and substance satisfactory to the Majority Lenders or amend such Loan Document to the satisfaction of the Majority Lenders; or (13) if a decree or order of a court of competent jurisdiction is entered adjudging an Obligor, a bankrupt or insolvent or approving as properly filed a petition seeking the winding - up of an Obligor under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Bankruptcy Code (United States) or the Winding - Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of an Obligor or ordering the winding up or liquidation of its affairs; or (14) if any Obligor becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy Code (United States), the Winding - Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or

- 63 - acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrate or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition; or (15) if any proceeding or filing will be instituted or made against any Obligor seeking to have an order for relief entered against such Obligor as debtor under, or to adjudicate it bankrupt or insolvent, or seeking liquidation, winding - up, reorganization, arrangement, adjustment or composition under, any law relating to bankruptcy, insolvency, reorganization or relief of debtors (including, without limitation, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy Code (United States) and the Winding - Up and Restructuring Act (Canada)), or seeking appointment of a receiver, trustee, custodian or other similar official for such Obligor or for any substantial part of its properties or assets unless the proceeding or filing is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or indefinitely stayed within 15 days of knowledge by such Obligor of its institution; or (16) if an Encumbrancer takes possession by appointment of a receiver, receiver and manager, or otherwise of any material portion of the Property of any Obligor; or (17) if a final judgment, execution, writ of seizure and sale, sequestration or decree for the payment of money due will have been obtained or entered against the Obligors in an amount (individually or in the aggregate for all Obligors) in excess of the lesser of (a) <Redacted> and (b) <Redacted> % of EBITDA (calculated on a last twelve months basis), unless such judgment, execution, writ of seizure and sale, sequestration or decree is and remains vacated, discharged or stayed pending appeal within the applicable appeal period ; or (18) [Reserved] (19) [Reserved] (20) [Reserved] (21) [Reserved] (22) except as permitted hereunder, if proceedings are commenced for the dissolution, liquidation or winding - up of any Obligor, or for the suspension of the operations of any Obligor unless such proceedings are being actively and diligently contested in good faith ; or (23) if any report of the Borrower’s auditors with respect to financial statements provided hereunder contains any qualification which is unacceptable to the Lenders acting reasonably, excluding any objections to the auditor’s report on the 2020 financial statements on the basis of a “going concern” qualification contained therein; or (24) there will have occurred a Material Adverse Effect; or

- 64 - (25) if there is a write - down of the consolidated assets of the Borrower, determined on a consolidated basis, in an amount in excess of <Redacted> in any Fiscal Year (excluding normal course amortization or depreciation of assets) ; or (26) if the common shares of the Borrower cease to be listed for trading on the Toronto Stock Exchange (for certainty, not including in connection with a customary trading halt for the dissemination of news) or any order is made by any Governmental Authority in relation to the Borrower, or there is any change of law, or the interpretation or administration thereof, in each case, which in the reasonable opinion of the Agent, operates to prevent or materially restrict the trading of the common shares of the Borrower on the Toronto Stock Exchange, or to prevent or materially restrict the trading on the Toronto Stock Exchange. 2. Acceleration and Termination of Rights If any Event of Default occurs and is continuing, all Obligations will, upon demand made by the Agent, at the option of the Agent or upon the request of the Majority Lenders, become immediately due and payable at the rate or rates determined as herein provided, including for certainty the Prepayment Fee, to the date of actual payment thereof, all without notice, presentment, protest, additional demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Obligor; provided, if any Event of Default described in Sec tion 9.01(13) through 9.01(15) with respect to the Borrower occurs, the outstanding principal amount of all Advances and all other Obligations will automatically be and become immediately due and payable (including for certainty the Prepayment Fee). In such event either the Lenders or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Obligor authorized or permitted by law for the recovery of all the Obligations of the Borrower to the Lenders and no such remedy for the enforcement of the rights of the Lenders will be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination. 3. Remedies Cumulative and Waivers For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lenders and the Agent hereunder or under any other Loan Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other document or instrument executed pursuant to this Agreement will not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach. Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent will be effective only in the specific instance and for the purpose for which it was given and will be deemed not to be a

- 65 - waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Loan Document or instrument executed pursuant to this Agreement as a result of any other default or breach hereunder or thereunder. 4. Termination of Lenders’ Obligations The occurrence of an Event of Default that has not been waived by the Lenders will relieve the Lenders of all obligations to provide any further Advances hereunder. 5. Perform Obligations If an Event of Default has occurred and is continuing and if the Borrower has failed to perform any of its covenants or agreements in the Loan Documents, the Majority Lenders, may, but will be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Agent and the Lenders in respect of the foregoing will be an Obligation. 6. Third Parties No Person dealing with the Lenders or any agent of the Lenders will be concerned to inquire whether the powers which the Lenders or the Agent are purporting to exercise have been exercisable. ARTICLE 10 COSTS, EXPENSES AND INDEMNIFICATION 10.01 Costs and Expenses The Borrower will pay promptly upon notice from the Agent all reasonable out - of - pocket costs and expenses of the Agent in connection with preparation, execution and delivery of this Agreement and the other documents to be delivered hereunder and the reasonable out - of - pocket costs of the Agent in the initial syndication of the Loan Facility, whether or not any Advance has been made hereunder, including without limitation, the reasonable fees and out - of - pocket expenses of Lenders’ Counsel and counsel to the Specified Lender with respect thereto and with respect to advising the Agent, or the Lenders as to its or their rights and responsibilities under this Agreement and the other Loan Documents to be delivered hereunder. The Borrower further agrees to pay all reasonable out - of - pocket costs and expenses of the Agent (and, in case of (i), (iv) and (v) below, the Lenders) in connection with (i) the preparation or review of waivers, consents and amendments requested by the Borrower, (ii) questions of interpretation of this Agreement, (iii) the establishment of the validity and enforceability of this Agreement, (iv) the preservation or enforcement of rights of the Agent and the Lenders under this Agreement and other Loan Documents to be delivered hereunder, and (v) the exercise of any right or remedy of any nature or kind contained herein or in any Loan Document, including, without limitation, all reasonable costs and expenses sustained by each Lender or the Agent as a result of any failure by the Borrower to perform or observe any of its obligations hereunder. For greater certainty, the Borrower's obligations under the immediately preceding sentence shall include, without

- 66 - limitation, the obligation to pay the reasonable out - of - pocket costs and expenses of the Agent and the Lenders in respect of any strategic process, proceeding or transaction of the Borrower including, without limitation, with respect to any actual or potential sale, restructuring or recapitalization of the Borrower or its business and in respect of the Agent and the Lenders' review, assessment, participation or other activities relating thereto (which for certainty, includes any such strategic process, proceeding or transaction of the Borrower occurring prior to the Closing Date), including without limitation, the reasonable fees and out - of - pocket expenses of Lenders’ Counsel and counsel to the Specified Lender with respect thereto. 2. Indemnification by the Borrower In addition to any liability of the Borrower to any Lender or the Agent under any other provision hereof, except for liability arising from a Lender’s or the Agent’s own gross negligence or wilful misconduct, the Borrower will indemnify each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) and hold each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) harmless against any loss or expense incurred by such Lender or the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) as a result of: (1) any failure by the Borrower to fulfil any of its Obligations including, without limitation, any cost or expense incurred by reason of the liquidation or re - employment in whole or in part of deposits or other funds required by any Lender to fund or maintain its Proportionate Share of any Advance as a result of the Borrower’s failure to complete an Advance or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder; (2) the Borrower’s failure to give any notice required to be given by it to the Agent or Lenders hereunder; (3) the failure of the Borrower to make any other payment when due hereunder; (4) any liability, obligations, loss (other than lost profits) or expense, that may be suffered by or asserted against any of them as a result of the breach by any Obligor in the performance of any of the Loan Documents, or by reason of the Agent or the Lenders agreeing to enter into this Agreement; or (5) in connection with the use of any proceeds of the Loan Facility, or the consummation of any transaction contemplated by this Agreement. A certificate of a Lender or the Agent as to the amount of any such loss or expense will be prima facie evidence as to the amount thereof, in the absence of manifest error. The agreements in this Section will survive the termination of this Agreement and repayment of the Obligations. 3. Specific Environmental Indemnification The Borrower will defend and indemnify each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) and hold each harmless at all times from and against any and all costs, losses, damages, expenses, judgments, suits,

- 67 - claims, awards, fines, sanctions and liabilities whatsoever (including any reasonable out - of - pocket costs or expenses for preparing any necessary environmental assessment report or other such other reports) by a third party against any Lender or the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) or any of them related to or as a result of (i) any release, deposit, discharge, or disposal of any Hazardous Substance in connection with the property or business of the Obligors; and (ii) the remedial actions (if any) taken by the Agent on behalf of the Lenders, in respect of such release, deposit, discharge or disposal; or (iii) a failure by any Obligor or any Unrestricted Subsidiary to comply with Requirements of Environmental Law. The Borrower will have the sole right, at its expense, to control any such legal action or claim and to settle on terms and conditions approved by the Borrower and approved by the party named in such legal action or claim whether it be the Lenders or the Agent, or any of them acting reasonably provided that if, in the opinion of the Lenders or the Agent, or any of them as the case may be, the interests of the Lenders or the Agent or any of them are different from those of the Borrower in connection with such legal action or claim, the Lenders or the Agent or any of them will have the sole right, at the Borrower’s expense, to defend their own interests provided that any settlement of such legal action or claim will be on terms and conditions approved by the Borrower, acting reasonably. If the Borrower does not defend the legal action or claim, the Agent and the Lenders will have the right to do so on their own behalf and on behalf of the Borrower, as the case may be, at the expense of the Borrower. The defence and indemnity obligations contained throughout this Agreement will survive the termination of this Agreement and repayment of the Obligations. 10.04 Exclusion Notwithstanding Sections 10.01, 10.02 and 10.03, the Borrower shall not be obliged to indemnify the Agent, any Lender or any of their respective directors, officers, employees, affiliates, agents and representatives (“ Indemnified Parties ”) for any losses, claims, damages, liabilities or related expenses which are determined by a court of competent jurisdiction by final and non - appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnified Parties. ARTICLE 11 THE AGENT AND THE LENDERS 11.01 Appointment The Lenders hereby appoint the Agent to act as their agent as herein specified and, except as may be specifically provided to the contrary herein, each of the Lenders hereby irrevocably authorizes the Agent, as the agent of such Lender, to enter into on its behalf and thereafter take such action on its behalf under or in connection with the Loan Documents and to exercise such powers thereunder as are delegated to the Agent by the terms thereof and such other powers as are reasonably incidental thereto which it may be necessary for the Agent to exercise in order that the provisions of the Loan Documents are carried out. The Agent may perform any of its duties under the Loan Documents by or through its agents and may delegate its duties to an Affiliate or a Subsidiary. The Borrower will not be concerned to inquire whether the powers which the Agent is purporting to exercise have become exercisable or otherwise as to the propriety or regularity of any other action on the part of the Agent, and accordingly insofar as

- 68 - the Borrower is concerned the Agent will for all purposes hereof be deemed to have authority from the Lenders to exercise the powers and take the actions which are in fact exercised and taken by it. 2. Indemnity from Lenders The Lenders agree, based on their Proportionate Share, to indemnify the Agent (to the extent that the Agent is not promptly reimbursed by the Borrower on demand) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever which may be imposed on, incurred by, or asserted against the Agent in its capacity as agent hereunder which in any way relate to or arise out of the Loan Documents or any action taken or omitted by the Agent under the Loan Documents; provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements which result from the Agent’s gross negligence or wilful misconduct. Without limitation and absent gross negligence or wilful misconduct by the Agent, each Lender agrees to reimburse the Agent promptly upon demand for its Proportionate Share of out - of - pocket expenses (including the fees and disbursements of counsel) incurred by the Agent in connection with the preparation of the Loan Documents and the determination or preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Loan Documents, to the extent that the Agent is not promptly reimbursed for such expenses by the Borrower on demand. 3. Exculpation The Agent will have no duties or responsibilities except those expressly set forth in the Loan Documents. Neither the Agent (in its capacity as Agent and not as a Lender) nor any of its officers, directors, employees or agents will be liable for any action taken or omitted to be taken under or in connection with the Loan Documents, unless such act or omission constitutes gross negligence or wilful misconduct. The duties of the Agent will be mechanical and administrative in nature; the Agent will not have by reason of the Loan Documents a fiduciary relationship with any Lender and nothing in the Loan Documents, express or implied, is intended to or will be construed as to impose upon the Agent any obligation except as expressly set forth therein. None of the Lenders will have any duties or responsibilities to any of the other Lenders except as expressly set forth in the Loan Documents. The Agent will not be responsible for any recitals, statements, representations or warranties in any of the Loan Documents or which may be contained in any other document subsequently received by the Agent or the Lenders from or on behalf of any Obligor or for the authorization, execution, effectiveness, genuineness, validity or enforceability of any of the Loan Documents, and will not be required to make any inquiry concerning the performance or observance by any Obligor of any of the terms, provisions or conditions of any of the Loan Documents. Each of the Lenders severally represents and warrants to the Agent that it has made and will continue to make such independent investigation of the financial condition and affairs of the Obligors as such Lender deems appropriate in connection with its entering into of any of the Loan Documents and the making and continuance of any Advance hereunder, that such Lender has and will continue to make its own appraisal of the creditworthiness of the Obligors and that such Lender in connection with such investigation and appraisal has not relied upon any information provided to such Lender by the Agent.

- 69 - 4. Reliance on Information The Agent will be entitled to rely upon any writing, notice, statement, certificate, facsimile, telex or other document or communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and, with respect to all legal matters pertaining to the Loan Documents and its duties thereunder, upon the advice of counsel selected by it. 5. Knowledge and Required Action The Agent will not be deemed to have knowledge or notice of the occurrence of any Event of Default or Pending Event of Default (other than the non - payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received notice from a Lender or the Borrower specifying such Event of Default or Pending Event of Default and stating that such notice is given pursuant to this Agreement. In the event that the Agent receives such a notice, it will give prompt notice thereof to the Lenders. The Agent will also give prompt notice to the Lenders of each non - payment of any amount required to be paid to the Agent for the account of the Lenders. The Agent will, subject to Sec tion 11.06 take such action with respect to such Event of Default or Pending Event of Default as will be directed by the Lenders in accordance with this Article 11 provided that, unless and until the Agent will have received such direction the Agent may, but will not be obliged to, take such action, or refrain from taking such action, with respect to such Event of Default or Pending Event of Default as it will deem advisable in the best interest of the Lenders; and provided further that the Agent in any case will not be required to take any such action which it determines to be contrary to the Loan Documents or to any Applicable Law. 6. Request for Instructions The Agent may at any time request instructions from the Lenders with respect to any actions or approvals which, by the terms of any of the Loan Documents, the Agent is permitted or required to take or to grant, and the Agent will be absolutely entitled to refrain from taking any such action or to withhold any such approval and will not be under any liability whatsoever as a result thereof until it will have received such instructions from the Lenders. No Lender will have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under the Loan Documents in accordance with instructions from the Lenders. The Agent will in all cases be fully justified in failing or refusing to take or continue any action under the Loan Documents unless it will have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Sec tion 11.02 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it will be secured in respect thereof as it may deem appropriate. 7. The Agent Individually With respect to any Advances made available by the Agent and the Loan Documents to which it is a party and its acting as a Lender, in each case, if applicable, the Agent will have the same rights and powers hereunder as any other Lender and may exercise such rights and powers as though it were not the Agent, and the term “Lenders” will, unless the

- 70 - context clearly otherwise indicates, include the Agent in its individual capacity. It is understood and agreed by all of the Lenders that the Agent, either directly or through its Affiliates, from time to time may lend money to, provide underwriting, consulting and advisory services to, and generally engage in advisory and other related and ancillary businesses with the Obligors and their Affiliates otherwise than as a Lender under the Loan Documents (including for certainty under the Senior Credit Agreement) and may continue to do so as if the Agent were not the Agent under the Loan Documents and will have no duty to account to any of the Lenders with respect to any such dealings. 8. Resignation and Termination If at any time (i) the Agent will deem it advisable, in its sole discretion, it may deliver to each of the Lenders and the Borrower written notification of its resignation insofar as it acts on behalf of the Lenders pursuant to this Article, or (ii) the Agent is in default of any of its obligations hereunder and the Majority Lenders will deem it advisable, in their sole discretion, they may deliver to the Agent and the Borrower written notification of the termination of the Agent’s authority to act on behalf of the Lenders pursuant to this Article, such resignation or termination to be effective upon the date of the appointment by the Lenders of a successor which will assume all of the rights, powers, privileges and duties of the Agent hereunder, which appointment will be promptly made from among the remaining Lenders and written notice thereof will be given to the Borrower concurrently with such appointment. If in the case of resignation by the Agent no appointment of a successor Agent has been made by the Lenders and approved by the Borrower within 30 days, the resigning Agent may make such appointment from among the remaining Lenders on behalf of the Lenders, subject to such Lender agreeing to act as Agent, and will forthwith give notice of such appointment to the Lenders and the Borrower. 9. Actions by Lenders (1) Any consent, approval (including without limitation any approval of or authorization for any amendment to any of the Loan Documents), instruction or other expression of the Lenders under any of the Loan Documents may be obtained by an instrument in writing signed in one or more counterparts by the Majority Lenders, or where required by Sec tion 11.09(2) all of the Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile). (2) Notwithstanding Sections 11.09(1) , without the consent of all the Lenders the Agent may not take the following actions: (a) amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Loan Facility, reduce the fees or interest rates payable with respect to the Loan Facility, extend any date fixed for payment of principal or interest relating to the Loan Facility, extend the repayment dates of the Loan Facility, change the currency of Advances available or the notice periods relating thereto, or change the definition of Majority Lenders; (b) release any Guarantees other than pursuant to the terms hereof;

- 71 - (c) amend this Sec tion 11.09 ; and (d) amend Article 5. (3) An instrument in writing from the Majority Lenders or, where applicable, all of the Lenders as provided for in this Sec tion 11.09 (any such instrument in writing being an “ Approval Instrument ”) will be binding upon all of the Lenders, and the Agent (subject to the provisions for its indemnity contained in this Agreement) will be bound to give effect thereto accordingly. For greater certainty, to the extent so authorized in the Approval Instrument, the Agent will be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments (including without limitation any amendment to any of the Loan Documents) necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Majority Lenders or all of the Lenders, as the case may be, in any Approval Instrument; provided that, no Approval Instrument shall amend, modify or otherwise affect the rights or duties of the Agent or the Lenders, as the case may be. 10. Provisions for Benefit of Lenders Only The provisions of this Article 11 , other than Sections 11.09 and 11.10 and the last sentence of Section 11.01 relating to the rights and obligations of the Lenders and the Agent inter se will be operative as between the Lenders and the Agent only, and the Obligors will not have any rights under or be entitled to rely for any purposes upon such provisions. 11. Payments by Agent (1) For greater certainty, the following provisions will apply to any and all payments made by the Agent to the Lenders hereunder: (a) the Agent will be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower; (b) if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, then the Agent will have no obligation to remit to each Lender any amount other than such Lender’s Proportionate Share of that amount which is the amount actually received by the Agent; (c) if any Lender advances more or less than its Proportionate Share of an Advance, such Lender’s entitlement to such payment will be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender; (d) the Agent acting reasonably and in good faith will, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination will, in the absence of manifest error, be binding and conclusive;

- 72 - (e) upon request, the Agent will deliver a statement detailing any of the payments to the Lenders referred to herein; and (f) all payments by the Agent to a Lender hereunder will be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment Agreement unless notice to the contrary is received by the Agent from such Lender. 12. Direct Payments The Lenders agree among themselves that, except as otherwise provided for in this Agreement and except as necessary to adjust for Advances that are not in each Lender’s Proportionate Share under the Loan Facility, all sums received by a Lender relating to this Agreement will be shared by each Lender in its Proportionate Share and each Lender undertakes to do all such things as may be reasonably required to give full effect to this Section, including without limitation, the purchase from other Lenders of a portion thereof by the Lender who has received an amount in excess of its Proportionate Share as will be necessary to cause such purchasing Lender to share the excess amount rateably in its Proportionate Share with the other Lenders. If any sum which is so shared is later recovered from the Lenders who originally received it, the Lender will restore its Proportionate Share of such sum to such Lenders, without interest. If any Lender (a “ Receiving Lender ”) will obtain any payment of moneys due under this Agreement as referred to above, the Receiving Lender will forthwith remit such payment to the Agent and, upon receipt, the Agent will distribute such payment in accordance with the provisions hereof. 13. Acknowledgements, Representations and Covenants of Lenders (1) It is acknowledged and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, Property, affairs, status and nature of the Obligors. Accordingly, each Lender confirms to the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or inquire on its behalf into the adequacy or completeness of any information provided by the Obligors under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, Property, affairs, status or nature of the Obligors. (2) Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, constating documents or any applicable legislation by so doing. (3) Each Lender agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), rateably according to its Proportionate Share of the Loan Facility from and against any and all liabilities and obligations (whether direct or indirect, contingent or otherwise), losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent

- 73 - in any way relating to or arising out of the Loan Documents or the transactions therein contemplated, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent’s gross negligence or wilful misconduct. Without limiting the generality of the foregoing and absent gross negligence or wilful misconduct by the Agent, each Lender agrees to reimburse the Agent promptly upon demand rateably according to its Proportionate Share of the Loan Facility for any out - of - pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower. The obligation of the Lenders to indemnify the Agent will survive the termination of this Agreement. (4) Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder. (5) Each Lender hereby acknowledges receipt of a copy of this Agreement and acknowledges that it is satisfied with the form and content of such document. (6) Except to the extent recovered by the Agent from the Borrower, promptly following demand therefor, each Lender will pay to the Agent an amount equal to such Lender’s Proportionate Share of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement except for those incurred by reason of the Agent’s gross negligence or wilful misconduct. (7) Each Lender will respond promptly to each request by the Agent for the consent of such Lender required hereunder. 11.14 Rights of Agent (1) In administering the Loan Facility, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders. (2) The Agent will be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and will be entitled to rely and will be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower is true and that no Event of Default or Pending Event of Default has occurred unless the officers or employees of the Lender acting as Agent, acting in their capacity as officers or employees responsible for the Borrower’s account, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

- 74 - (3) Except in its own right as a Lender, the Agent will not be required to advance its own funds for any purpose, and in particular, will not be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby . 15. Collective Action of the Lenders Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders or all of the Lenders as required by this Agreement. Accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action will be taken only by the Agent with the prior written agreement of the Majority Lenders or all of the Lenders, as required. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given by the Majority Lenders or all of the Lenders, as required, it will co - operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of the instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders. 16. Funding by Lenders; Presumption by Agent Unless the Agent shall have received notice from a Lender prior to the proposed date of any Advance that such Lender will not make available to the Agent such Lender’s share of such Advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Advance available to the Agent then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Agent then such amount shall constitute such Lender’s pro rata share of the Advance. If the Lender does not do so forthwith, the Borrower shall pay to the Agent forthwith on written demand such corresponding amount with interest thereon at the interest rate applicable to the Advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent. 17. Payments by the Borrower; Presumption by Agent Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Agent for the account of any Lender hereunder that the Borrower will not make such payment, the Agent may assume that the Borrower has made such

- 75 - payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. 11.18 Non - Funding Lenders (1) Certain Fees . A Non - Funding Lender shall not be entitled to receive any fee to which it may have been entitled for any period during which that Lender is a Non - Funding Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Non - Funding Lender). (2) Liability of the Agent . Neither the Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non - Funding Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Non - Funding Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non - appealable judgement of a court of competent jurisdiction. (3) Non - Funding Lender Waterfall . The Agent shall be entitled to set off any Non - Funding Lender’s Proportionate Share of all payments received from the Borrower against such Non - Funding Lender’s obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Loan Documents. The Agent shall be entitled to withhold and deposit in one or more non - interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Non - Funding Lender pursuant to this Agreement which amounts shall be used by the Agent (A) first, to reimburse the Agent for any amounts owing to it by the Non - Funding Lender pursuant to any Loan Document, and then to reimburse, (B) second, to repay any Advances made by a Lender in order to fund a shortfall created by a Non - Funding Lender which repayment shall be in the form of an assignment by each such Lender of such Advance to the Non - Funding Lender, (C) third, to cash collateralize all other obligations of such Non - Funding Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion including, without limitation, such Non - Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrower, (D) fourth, at the Agent’s discretion, to fund from time to time the Non - Funding Lender’s Proportionate Share of Advances under the Loan Facility, as applicable, (E) fifth, at the Agent’s discretion, to be held in an interest bearing deposit account and released pro rata in order to satisfy such Non - Funding Lender’s Proportionate Share of future Advances under the Loan Facility, (F) sixth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against such Non - Funding Lender as a result of such Non - Funding Lender’s breach of its obligations under this Agreement,

- 76 - (G) seventh, so long as no Pending Event of Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Non - Funding Lender as a result of such Non - Funding Lender’s breach of its obligations under this Agreement; and (H) eighth, to such Non - Funding Lender or as otherwise directed by a court of competent jurisdiction. Any payments, prepayments or other amounts paid or payable to a Non - Funding Lender that are applied (or held) to pay amounts owed by a Non - Funding Lender shall be deemed paid to and redirected by such Non - Funding Lender, and each Lender irrevocably consents hereto. (4) Voting and Consent Rights . For certainty, a Non - Funding Lender shall have no voting or consent rights with respect to matters under this Agreement or other Loan Documents. Accordingly, the aggregate unpaid principal amount of the Advances owing to any Non - Funding Lender shall be disregarded in determining Majority Lenders and all Lenders or all affected Lenders. Notwithstanding the foregoing, should a Non - Funding Lender (A) fund all outstanding Advances that it previously failed to fund and pay all other amounts owing to the Agent, and (B) confirm in writing to the Agent that there is no reasonable likelihood that it will subsequently again become a Non - Funding Lender, then such Lender shall thereafter be entitled to vote and shall have consent rights in the same manner and fashion as if it were not a Non - Funding Lender. (5) Reinstatement of Non - Funding Lender . If the Borrower and the Agent agree in writing that a Lender is no longer a Non - Funding Lender, the Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any cash collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Advances of the other Lenders or take such other actions as the Agent may determine to be necessary to cause the Advances to be held pro rata by the Lenders in accordance with the Proportionate Share, whereupon such Lender will cease to be a Non - Funding Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Non - Funding Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from a Non - Funding Lender to a Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Non - Funding Lender. 11.19 Acknowledgement and Consent to Bail - In of Affected Financial Institutions. Notwithstanding anything to the contrary in this Agreement, any other Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write - Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by: (a) the application of any Write - Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and (b) the effects of any Bail - in Action on any such liability, including, if applicable:

- 77 - ( i) a reduction in full or in part or cancellation of any such liability; ( ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or ( iii) the variation of the terms of such liability in connection with the exercise of the Write - Down and Conversion Powers of the applicable Resolution Authority. 11.20 Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any hedging agreement or any other agreement or instrument that is a QFC (such support, “ QFC Credit Support ”, and each such QFC, a “ Supported QFC ”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd - Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “ U.S. Special Resolution Regimes ”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States): (a) In the event a Covered Entity that is party to a Supported QFC (each, a “ Covered Party ”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Non - Funding Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

- 78 - (b) As used in this Section, the following terms have the following meanings: ( i) “ BHC Act Affiliate ” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party; ( ii) “ Covered Entity ” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. † 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. † 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. † 382.2(b); ( iii) “ Default Right ” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. †† 252.81, 47.2 or 382.1, as applicable; and ( iv) “ QFC ” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D). 11.21 Divisions (1) For all purposes under the Loan Documents, in connection with any Division (or any comparable event under the laws of the applicable jurisdictions): (a) if any asset, right, obligation or liability of any Dividing Person becomes the asset, right, obligation or liability of a Dividing Successor, then it shall be deemed to have been transferred from the Dividing Person to the Dividing Successor, and (b) if any new Dividing Successor comes into existence, such Dividing Successor shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time. (2) No Obligor shall effectuate a Division (a) without the prior written consent of the Agent to the Division (including, without limitation, the plan of division) and (b) unless the Division Successor joins to the Loan Documents pursuant to a joinder agreement in form and substance satisfactory to the Agent. (3) For purposes of this Sec tion 11.21 : (a) “ Dividing Person ” is defined in the definition of “Division”; (b) “ Division ” means, in reference to any Person which is an entity (the “ Dividing Person ”), the division of such Person into two (2) or more separate Persons with the Dividing Person either continuing or terminating its existence as part of the division including as contemplated under Section 18 - 217 of the Delaware Limited Liability Act for limited liability companies formed under Delaware law or any analogous action taken pursuant to any Applicable Law (of Delaware or any other jurisdiction) with respect to any corporation, limited liability company, partnership or other entity; and

- 79 - (c) “ Division Successor ” shall mean any Person that, upon the consummation of a Division of a Dividing Person, holds all or any portion of the assets, liabilities and/or obligations previously held by such Dividing Person immediately prior to the consummation of such Division. A Dividing Person which retains any of its assets, liabilities and/or obligations after a Division shall be deemed a Division Successor upon the occurrence of such Division. ARTICLE 12 TAXES 12.01 Tax es (1) All payments to be made to the Agent or the Lenders pursuant to the Loan Documents will be made free and clear of, and without reduction for or on account of, any present or future Taxes ; provided, however, if any Taxes are required by Applicable Law to be withheld from any interest or other amount payable to the Agent or any Lender under any Loan Document, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law and, if such Tax is a Tax other than an Excluded Tax, the amount so payable by the applicable Obligor to the Agent or such Lender will be increased to the extent necessary to yield to the Agent or such Lender, on a net basis after payment of all Taxes (including all Taxes imposed (other than Excluded Taxes) on any additional amounts payable under this Section), interest or any such other amount payable under such Loan Document at the rate or in the amount specified in such Loan Document . The Obligors will be fully liable and responsible for and will, promptly following receipt of a request from the Agent, pay to the Agent any and all Taxes in the nature of sales, use, excise, value - added, goods and services, harmonized sales, stamp, property and similar Taxes payable under the laws of Canada, any Province of Canada, the United States of America, any State of the United States of America or any other country or jurisdiction with respect to any and all goods and services made available under the Loan Documents to any Obligor by the Agent and the Lenders, or any and all Taxes arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Documents, but not including any Excluded Taxes . Whenever any Taxes are payable by an Obligor pursuant to this section, for the account of the Agent or a Lender, a certified copy of an original official receipt showing payment of such Taxes (or other reasonable documentary evidence of such payment) will be promptly provided by such Obligor to the Agent or such Lender . If an Obligor fails to pay any Taxes (other than Excluded Taxes) in respect of any payment made to the Agent or the Lenders pursuant to the Loan Documents when due or if an Obligor fails to remit to the Agent the required documentary evidence of such payment, the Obligors will indemnify and save harmless the Agent and the Lenders from any incremental Taxes (other than Excluded Taxes), interest, penalties or other reasonable expenses that may become payable by the Agent or by any Lender or to which the Agent or any Lender may be subjected as a result of any such failure . A certificate of the Agent or any Lender as to the amount of any such Taxes (other than Excluded Taxes), interest or penalties and containing reasonable details of the calculation of such Taxes, interest or penalties will be, absent manifest error , prima facie evidence of the amount of such Taxes, interest or penalties, as the case may be . If an Obligor has paid over or remitted an amount on account of Taxes pursuant to the foregoing provision and the amount so paid over or remitted is subsequently refunded to

- 80 - such Lender, in whole or in part, such Lender will remit to the such Obligor, provided there is then no Pending Event of Default or Event of Default and subject to the set off rights of the Lenders, such an amount equal to such refund (but only to the extent of indemnity payments or additional amount paid under this section with respect to the Taxes giving rise to such refund), net of all out - of - pocket expenses (including Taxes) of such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund) . The applicable Obligor, upon request of a Lender, shall repay to such Lender the amount paid over pursuant to the foregoing sentence (plus penalties, interest or other charges imposed by the relevant Governmental Authority) . Notwithstanding anything to the contrary in the preceding two sentences, in no event will a Lender be required to pay any amount to an Obligor pursuant to this section the payment of which would place such Lender in a less favorable net after - Tax position than such Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid . The foregoing three sentences shall not be construed to require any Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Obligors or any other Person . (2) Notwithstanding anything to the contrary contained herein, neither the Agent nor any Lender shall be entitled to any additional payments or indemnification under Section 12 . 01 (1) : (A) with respect to withholding Taxes (a) to the extent that the obligation to withhold amounts existed on the date that the Agent or such Lender became a party to this Agreement (except to the extent such Lender is an assignee of any other Lender that was entitled, at the time the assignment of such other Lender became effective, to receive additional amounts or indemnification under Section 12 . 01 (1) ) or (b) that are directly attributable to the failure by such Lender to deliver the documentation required to be delivered pursuant to Section 12 . 01 (3), (4) or (5) ; or (B) otherwise arising as a direct result of any assignment or participation made by a Lender prior to an Event of Default pursuant to Section 13 . 02 or 13 . 03 . (3) Each Lender that is not a United States person as defined in Section 7701 (a)(30) of the Code and that, at any of the following times, is entitled to an exemption from or reduction in United States withholding tax shall (a) on or prior to the date such Lender becomes a party to this Agreement, (b) on or prior to the date on which any such form or certification expires or becomes obsolete, (c) after the occurrence of any event requiring a change in the most recent form or certification previously delivered by it and (d) from time to time if requested by the Borrower or the Agent, provide the Agent and the Borrower with two completed originals of each of the following, as applicable : (i) Forms W - 8 ECI (claiming exemption for US withholding tax because the income is effectively connected with a U . S . trade or business), W - 8 BEN (through December 31 , 2014 ) or W - 8 BEN - E (claiming exemption from, or a reduction of, U . S . withholding tax under an income tax treaty) or any successor forms, (ii) in the case of such Lender claiming exemption under Sections 871 (h) or 881 (c) of the Code, Form W - 8 BEN (through December 31 , 2014 ) or W - 8 BEN - E (claiming exemption from U . S . withholding tax under the portfolio interest exemption) or any successor form and a certificate in form and substance acceptable to the Agent that such Lender is not (A) a “bank” within the meaning of Section 881 (c)(3)(A) of the Code, (B) a “ 10 percent shareholder” of the Borrower within the meaning of Section 881 (c)(3)(B) of the Code or (C) a “controlled foreign corporation” described in Section 881 (c)(3)(C) of the Code or (iii) any other applicable document prescribed by the US Internal Revenue Service certifying as to the

- 81 - entitlement of such Lender to such exemption form United States withholding tax or reduced rate with respect to all payments to be made to such Lender under the Loan Documents. (4) Each Lender that is a United States person as defined in Section 7701 (a)(30) of the Code shall (A) on or prior to the date such Lender becomes a party to this Agreement, (B) on or prior to the date on which any such form or certification expires or becomes obsolete, (C) after the occurrence of any event requiring a change in the most recent form or certification previously delivered by it and (D) from time to time if requested by the Borrower or the Agent, provide the Agent and the Borrower with two completed originals of Form W - 9 (certifying that such Lender is entitled to an exemption for U . S . backup withholding tax) or any successor form . (5) If a payment made to a Lender under any Loan Document would be subject to U . S . federal withholding or Canadian Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471 (b) or 1472 (b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Agent, such documentation prescribed by Applicable Law (including as prescribed by Section 1471 (b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Agent as may be necessary for the Borrower and the Agent to comply with their obligations under FATCA, to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment . Solely for purposes of this clause (5), “FATCA” shall include any amendments made to FATCA after the date of this Agreement . (6) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Agent, at the time or times reasonably requested by the Borrower or the Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Agent as will permit such payments to be made without withholding or at a reduced rate of withholding . In addition, any Lender, if reasonably requested by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to the backup withholding or information reporting requirements . Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Agent of its legal inability to do so . Notwithstanding anything to the contrary in the preceding three sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Sections 12 . 01 (3), (4) and (5) ) shall not be required if in a Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial positions of such Lender . (7) If an Obligor determines in good faith that a reasonable basis exists for contesting any Taxes for which payment has been made under this Section 12 . 01 , the Agent or relevant Lender, as applicable, shall cooperate with the Obligor in a reasonable challenge of such Taxes if so requested by the Obligor ; provided that (a) such Lender or the Agent determines in its reasonable discretion that it would not be prejudiced by cooperating in such challenge, (b) the

- 82 - Obligor pays all related expenses of such Lender or the Agent and (c) the Obligor indemnifies such Lender or the Agent for any liabilities or other reasonable costs incurred by such Lender or the Agent, as applicable, in connection with such challenge . The preceding sentence shall not be construed to require the Agent or any Lender to make available its Tax returns (or any other information that it deems confidential) to the Obligors or any other Person . ARTICLE 13 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS 13.01 Successors and Assigns (1) The Loan Documents will be binding upon and enure to the benefit of the Agent, each Lender, the Borrower and their successors and assigns, except that the Borrower, other than as otherwise permitted hereunder, will not assign any rights or obligations with respect to this Agreement or any of the other Loan Documents without the prior written consent of all of the Lenders and none of the Lenders will assign any of their rights and obligations under this Agreement or any of the other Loan Documents except in accordance with this Agreement . (2) Except (a) from one Lender to another Lender, (b) from one Lender to one of its Affiliates or (c) in the case of the Specified Lender, from one Lender that satisfies the definition of the Specified Lender to another Person that is included in the definition of the Specified Lender, none of the rights and obligations of the Lenders or any of the other Loan Documents may be assigned in whole or in part except with the prior written consent of the Borrower, such consent not to be unreasonably withheld . Notwithstanding the foregoing, no consent of the Borrower is required in respect of any assignment by any one or more of the Lenders following the occurrence of a Pending Event of Default or an Event of Default and for so long as it is continuing . Subject to the foregoing, any assignment made by one or more of the Lenders in accordance herewith will be made in accordance with the provisions of Section 13 . 02 and the other terms of this Agreement . The Borrower hereby consents to the disclosure of any Information to any potential Lender or Participant provided that the potential Lender or Participant agrees in writing to keep the Information confidential as required pursuant to Section 14 . 01 hereof and to return such Information if it does not become a Lender or a Participant . (3) Each assignment will be of a uniform, and not a varying, percentage of all rights and obligations of the assignor(s) . Each such assignment will, unless an Event of Default exists, be in a principal amount of not less than the lesser of the entire amount of such Lender’s interest, and <Redacted> ; provided, however, there will be no minimum assignment amount (i) following the occurrence of an Event of Default and for so long as it is continuing, or (ii) in respect of an assignment from one Lender to any other Lender or to any Affiliate of a Lender, and each Lender will be entitled to hold and assign interests of less than <Redacted> if the total Advances held by such Lenders and Affiliates of such Lender are equal to or greater than <Redacted> . The determination of the amount of Advances held by a Lender under this Sec tion 13 . 01 (3) will be made as of the effective date of the Assignment Agreement relating to any assignment . (4) Notwithstanding any provision in this Agreement to the contrary, each Lender agrees that it will not assign all or any portion of its rights under this Agreement without ten (10) Business Days prior notice to the Agent and without the prior written consent of the Agent .

- 83 - (5) A participation by a Lender of its interest (or a part thereof) hereunder or a payment by a Participant to a Lender as a result of the participation will not constitute a payment hereunder to the Lender or an Advance to the Borrower . 2. Assignments (1) Subject to Sec tion 13 . 01 and the other terms of this Agreement, the Lenders collectively or individually may assign to one or more assignees all or a portion of their respective rights and obligations under this Agreement ; provided that no such assignment shall be made to (A) the Borrower, any other Obligor, any Obligor’s Affiliates or Subsidiaries, (B) to any Non - Funding Lender or any of its Affiliates or Subsidiaries, or (C) to a natural Person . There will be no restrictions on assignments while an Event of Default exists . The parties to each such assignment will execute (together with the Agent) and deliver an assignment agreement in respect of the Loan Facility substantially in the form of Schedule D to this Agreement (each, an “ Assignment Agreement ”) to the Agent and the Agent will deliver such Assignment Agreement to the Borrower . In addition the Borrower will execute such other documentation as a Lender may reasonably request for the purpose of any assignment or participation . The assignor will pay a processing and recording fee of <Redacted> to the Agent . After such execution, delivery, acknowledgement and recording in the Register (i) the assignee thereunder will be a party to this Agreement and, to the extent that rights and obligations hereunder have been assigned to it, have the rights and obligations of a Lender hereunder and (ii) the assigning Lender thereunder will, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, relinquish its rights and be released from its obligations under this Agreement, other than obligations in respect of which it is then in default, and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender will cease to be a party hereto ; provided that such assigning Lender shall continue to be entitled to the benefits of Section 12 . 01 with respect to facts and circumstances occurring prior to the effective date of such assignment . (2) The agreements of an assignee contained in an Assignment Agreement will benefit the assigning Lender thereunder, the other Lenders and the Agent in accordance with the terms of the Assignment Agreement . (3) The Agent will maintain at its address referred to herein a copy of each Assignment Agreement delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and the outstanding Advances made under the Loan Facility by each Lender from time to time (the “Register”) . The entries in the Register will be conclusive and binding for all purposes, absent manifest error . The Borrower, the Agent and each of the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any Person as a Lender unless it is recorded in the Register as a Lender . The Register will be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice . (4) Upon its receipt of an Assignment Agreement executed by an assigning Lender and an assignee and approved by the Borrower (other than while an Event of Default or a Pending Event of Default exists when no such approval will be necessary), the Agent will, if the

- 84 - Assignment Agreement has been completed and is in the required form with such immaterial changes as are acceptable to the Agent: (a) acknowledge the Assignment Agreement; (b) record the information contained therein in the Register; and (c) give prompt notice thereof to the Borrower and the other Lenders, and provide them with an updated version of Schedule A. 13.03 Participations (1) Each Lender may (subject to the provisions of Sec tion 13 . 01 (1) ) sell participations to one or more banks, financial institutions or other Persons (other than (x) any Borrower, any other Obligor, any Obligor’s Affiliates or Subsidiaries, or (y) to a natural Person) (each, a “ Participant ”) in or to all or a portion of its rights and obligations under this Agreement, but the Participant will not become a Lender and : (a) the Lender’s obligations under this Agreement will remain unchanged; (b) the Lender will remain solely responsible to the other parties hereto for the performance of such obligations ; (c) the Borrower, the Agent and the other Lenders will continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement ; and (d) no Participant will have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any Person therefrom . (2) The Borrower agrees that each Participant shall be entitled to the benefits of Section 12.01 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 13.02 . (3) Each Lender that sells a participation shall, acting solely for this purpose as a non - fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Advances or other obligations under the Loan Documents (the “ Participant Register ”) ; provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Advances or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5 f . 103 - 1 (c) of the United States Treasury Regulations . The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the

- 85 - contrary. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register. ARTICLE 14 GENERAL 14.01 Exchange and Confidentiality of Information (1) Each of the Lenders and the Agent acknowledges the confidential nature of the financial, operational and other information, reports and data provided and to be provided to them by the Borrower and each other Obligor pursuant to this Agreement (the “ Information ”) and agrees to hold the Information in confidence and will not discuss or disclose or allow access to, or transfer or transmit the Information to any person, provided however that : (a) each of the Lenders and the Agent may disclose all or any part of the Information if such disclosure is required by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement, provided that in any such circumstance the Lenders and the Agent, as soon as reasonably practicable, will advise the Borrower of their obligation to disclose such Information in order to enable the Borrower, if it so chooses, to attempt to ensure that any such disclosure is made on a confidential basis ; (b) each of the Lenders and the Agent may disclose Information to each other, their respective Affiliates and investors and to any permitted assignees or Participants and to their respective counsel, agents, auditors, employees and advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential ; (c) each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential permitted assignees for the purposes of assignment pursuant to Section 13 . 02 or any Participant for the purposes of a participation, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential ; (d) each of the Lenders and the Agent may disclose all or any part of the Information on a confidential basis to any direct or indirect contractual counter party or prospective counter party to a swap agreement, credit linked note or similar transaction, or such contractual counter parties’ or prospective counter parties professional advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential ; (e) each of the Lenders and the Agent may disclose all or any part of the Information so as to enable such Lender or the Agent to initiate any lawsuit against any Obligor

- 86 - or to defend any lawsuit commenced by any Obligor in respect of the Loan Documents, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defence of such lawsuit ; (f) each of the Lenders and the Agent may disclose all or any part of the Information on a confidential basis, with the prior written consent of the Borrower, to any insurance or re - insurance company for the purpose of obtaining insurance in respect of the Loan Facility provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential ; and (g) each of the Lenders and the Agent may disclose Information to any person with the prior written consent of the Borrower. (2) information: Notwithstanding the foregoing, “ Information ” will not include any such (a) which is or becomes readily available to the public (other than by a breach hereof or by a breach of an obligation of confidentiality imposed on a permitted assignee or Participant or other person referred to in this Section) or which has been made readily available to the public by an Obligor ; (b) which the Agent or any Lender can show was, prior to receipt thereof from an Obligor, lawfully in the Agent’s or the Lender’s possession and not then subject to any obligation on its part to or for the benefit of such Obligor to maintain confidentiality ; or (c) which the Agent or any Lender received from a third party, prior to receipt thereof from an Obligor, which was not, to the knowledge of the Agent or such Lender after due enquiry, subject to a duty of confidentiality to or for the benefit of such Obligor at the time the Information was so received . 14.02 Nature of Obligations under this Agreement (1) The obligations of each Lender and of the Agent under this Agreement are several and not joint and several . The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder . (2) Neither the Agent nor any Lender will be responsible for the obligations of any other Lender hereunder . 14.03 Notice Any notice or communication to be given under this Agreement (other than telephone notice as specifically provided in this Agreement) may be effectively given by delivering (whether by internationally - recognized overnight courier or personal delivery) the same at the

- 87 - mailing addresses set out on the signature pages of this Agreement (or with respect to any assignee pursuant to Sec tion 13 . 02 , to the mailing address provided by such assignee to the Borrower and the Agent in connection with the applicable transfer or assignment to such assignee) or by electronic communication (including e - mail) to the parties at the facsimile numbers or email addresses set out on the signature pages of this Agreement (or with respect to any assignee pursuant to Section 13 . 02 , to the facsimile number provided by such assignee to the Borrower and the Agent in connection with the applicable transfer or assignment to such assignee) . Any notice sent by electronic communication (including e - mail) will be deemed to have been received on transmission (and receipt of confirmation of transmission) if sent by any party to this Agreement before 4 : 00 p . m . (Toronto time) on a Business Day and, if not, on the next Business Day following transmission . Any party may from time to time notify the other parties, in accordance with the provisions of this Section, of any change of its mailing address, facsimile number or email address which after such notification, until changed by like notice, will be the mailing address, facsimile number or email address, as the case may be, of such party for all purposes of this Agreement . 4. Governing Law This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where Property or assets of the Borrower may be found . 5. Judgment Currency (1) If for the purpose of obtaining or enforcing judgment against any Obligor in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Sec tion 14 . 05 referred to as the “ Judgment Currency ”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding : (a) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date ; or (b) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Sec tion 14 . 05 (1)(b) being hereinafter in this Section 14 . 05 referred to as the “ Judgment Conversion Date ”) . (2) If, in the case of any proceeding in the court of any jurisdiction referred to in Sec tion 14 . 05 (1)(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable Obligor will pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment

- 88 - Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. (3) Any amount due from an Obligor under the provisions of Sec tion 14 . 05 (2) will be due as a separate debt and will not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement . (4) The term “rate of exchange” in this Section 14 . 05 means the spot rate of exchange based on Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, in the Judgment Currency published or quoted by the Bank of Canada at the close of business for the Business Day in question (or, if such conversion is to be made before close of business on such Business Day, then at close of business on the immediately preceding Business Day), or if such rate is not so published or quoted by the Bank of Canada, such term will mean the Equivalent Amount of the Judgment Currency . 6. Benefit of the Agreement This Agreement will enure to the benefit of and be binding upon the Borrower, the Lenders, the Agent and their respective permitted successors and permitted assigns . 7. Severability Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction . 8. Whole Agreement From the Closing Date, this Agreement supersede all prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof . 9. Further Assurances The Borrower, each Lender and the Agent will promptly cure any default by it in the execution and delivery of this Agreement, the Loan Documents or of any the agreements provided for hereunder to which it is a party . The Borrower, at its expense, will promptly execute and deliver to the Agent, upon request by the Agent, all such other and further documents, agreements, opinions, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Borrower hereunder or more fully to state the obligations of the Borrower as set forth herein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith . 14.10 Waiver of Jury Trial THE BORROWER HEREBY KNOWINGLY VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN

- 89 - CONNECTION WITH, THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY AGENT, ANY LENDER OR ANY OF THE BORROWER . THE BORROWER ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER CREDIT DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDERS ENTERING INTO THIS AGREEMENT AND EACH OTHER CREDIT DOCUMENT . 14.11 Consent to Jurisdiction (1) The Borrower irrevocably submits to the non - exclusive jurisdiction of the courts of the Province of Ontario and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such court . The Borrower hereby irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding . (2) The Borrower hereby irrevocably consents to the service of any and all process in such action or proceeding by the delivery of such process to the Borrower at its address provided in accordance with Sec tion 14 . 03 . 12. Time of the Essence Time will be of the essence of this Agreement. 13. Electronic Execution and Delivery Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic means shall be effective as delivery of an original counterpart of this Agreement . The words “execution”, “signed”, “signature”, and words of like import in this Agreement shall be deemed to include electronic signature or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law . 14. Counterparts This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and it will not be necessary in making proof of this Agreement to produce or account for more than one such counterpart .

- 90 - 15. Delivery by Facsimile Transmission This Agreement may be executed and delivered by facsimile transmission and each of the parties hereto may rely on such facsimile signature as though such facsimile signature were an original signature . 16. Term of Agreement This Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations, other than those Obligations of the Obligors to indemnify the Agent and the Lenders, including, without limitation, the indemnities set forth in Sections 4 . 02 , 11 . 11 and Article 10 and Article 12 , which shall survive and continue to be in full force and effect . 17. USA Patriot Act Each Lender that is subject to the requirements of the Patriot Act hereby notifies the Borrower that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Patriot Act . 18. Anti - Money Laundering Legislation (1) The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti - money laundering, anti - terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “ AML Legislation ”), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrower, the Guarantors, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower and the Guarantors, and the transactions contemplated hereby . The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence . (2) Each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or the Guarantors or any authorized signatories of the Borrower or a Guarantor on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any Guarantor or any such authorized signatory in doing so . 19. Public Disclosure Each Obligor agrees that neither it nor any of its Affiliates shall now or in the future issue any press release or other public disclosure using the name of any Agent, any Lender or any of their respective Affiliates or referring to this Agreement or any other Loan Document without the prior written consent of such Agent or such Lender, except to the extent that such Obligor or such Affiliate is required to do so under applicable law (in which event such Obligor or such

- 91 - Affiliate shall consult with such Agent or such Lender before issuing such press release or other public disclosure) . Each Obligor hereby authorizes each Agent and each Lender, after consultation with the Borrower, to advertise the closing of the transactions contemplated by this Agreement, and to make appropriate announcements of the financial arrangements entered into among the parties hereto, as such Agent or such Lender shall deem appropriate, including, without limitation, on a home page or similar place for dissemination of information on the Internet or worldwide web, or in announcements commonly known as tombstones, in such trade publications, business journals, newspapers of general circulation and to such selected parties as such Agent or such Lender shall deem appropriate . Notwithstanding any of the foregoing, this Agreement may be filed with the SEDAR or EDGAR in accordance with any Requirements of Law . [SIGNATURE PAGES FOLLOW]

[SIGNATURE PAGE TO FIRST AMENDED AND RESTATED LOAN AGREEMENT] IN WITNESS WHEREOF the parties hereto have executed this Agreement. BORROWER: Address: JUST ENERGY GROUP INC. < R e d ac t e d > By: Name: <Redacted> Title: Chief Executive Officer By: Name: <Redacted> Title: Chief Financial Officer

S - 2 [SIGNATURE PAGE TO FIRST AMENDED AND RESTATED LOAN AGREEMENT] AGENT: Address : NATIONAL BANK OF CANADA, as Agent < R e d ac t e d > By: Na m e: Title: Attention: By: Facsimile: Name: Email: Title:

[SIGNATURE PAGE TO FIRST AMENDED AND RESTATED LOAN AGREEMENT] LE ND E RS : Address : SAGARD CREDIT PARTNERS, LP, by its general partner, Sagard Credit Partners GP, Inc., as a Lender < R e d ac t ed > By: Name: Title: Attention: <Redacted> By: Email: <Redacted> Name: Title: Signed in Toronto, Ontario

- 2 - [SIGNATURE PAGE TO FIRST AMENDED AND RESTATED LOAN AGREEMENT] Address: <Redacted> , as a Lender <Redacted> By: Na m e: Title: Attention: <Redacted> By: Email: <Redacted> Na m e: Title: Address: <Redacted> , as a Lender <Redacted> By: Na m e: Title: Attention: <Redacted> By: Email: <Redacted> Na m e: Title: Address: <Redacted> , as a Lender <Redacted> By: Na m e: Title: Attention: <Redacted> By: Email: <Redacted> Na m e: Title: Address: <Redacted> , as a Lender <Redacted> By: Na m e: Title: Attention: <Redacted> By: Email: <Redacted> Na m e: Title:

SCHEDULE “D” Revised Schedule “C” to the Term Sheet

NINTH AMENDED AND RESTATED CREDIT AGREEMENT AMONG JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP. as Borrowers AND NATIONAL BANK OF CANADA, as Administrative Agent, Co - Lead Arranger and Joint Bookrunner AND CANADIAN IMPERIAL BANK OF COMMERCE, as Co - Lead Arranger and Joint Bookrunner AND NATIONAL BANK OF CANADA, CANADIAN IMPERIAL BANK OF COMMERCE, and EACH OTHER PERSON from time to time party hereto as a Canadian Lender, as Canadian Lenders AND NATIONAL BANK OF CANADA, CANADIAN IMPERIAL BANK OF COMMERCE, and EACH OTHER PERSON from time to time party hereto as a US Lender, as US Lenders AND CANADIAN IMPERIAL BANK OF COMMERCE, as LC Lender MADE AS OF September [ භ ], 2020

TABLE OF CONTENTS ARTICLE 1 INTERPRETATION.................................................................................................. 3 1.01 Definitions............................................................................................................... 3 1.02 Headings ............................................................................................................... 46 1.03 Number ................................................................................................................. 46 1.04 Accounting Principles ........................................................................................... 46 1.05 Accounting Practices ............................................................................................ 46 1.06 Permitted Encumbrances ...................................................................................... 47 1.07 Currency................................................................................................................ 47 1.08 Paramountcy ......................................................................................................... 47 1.09 Non - Business Days ............................................................................................... 47 1.10 Statutory and Material Contract References ......................................................... 47 1.11 Interest Payments and Calculations ...................................................................... 48 1.12 Determination by a Borrower ............................................................................... 49 1.13 Schedules .............................................................................................................. 49 ARTICLE 2 THE CREDIT FACILITIES .................................................................................... 50 2.01 Canadian Revolving Facility................................................................................. 50 2.02 US Revolving Facility........................................................................................... 50 2.03 LC Facility ............................................................................................................ 50 2.04 Maximum Outstandings........................................................................................ 50 2.05 Canadian Swingline Facility ................................................................................. 51 2.06 US Swingline Facility ........................................................................................... 53 2.07 Purpose of Credit Facilities................................................................................... 55 2.08 Manner of Borrowing ........................................................................................... 55 2.09 Nature of the Credit Facilities............................................................................... 56 2.10 Drawdowns, Conversions and Rollovers .............................................................. 56 2.11 Agent’s Obligations with Respect to Advances.................................................... 57 2 . 12 Lenders’ and Agent’s Obligations with Respect to Advances .............................. 58 2 . 13 Irrevocability ......................................................................................................... 58 2 . 14 Termination of LIBOR Advances ......................................................................... 58 2 . 15 LIBOR Discontinuation ........................................................................................ 59 2 . 16 CDOR Discontinuation ......................................................................................... 60 ARTICLE 3 DISBURSEMENT CONDITIONS.......................................................................... 61 3.01 Conditions Precedent ............................................................................................ 61 3.02 Conditions Precedent to Subsequent Advances .................................................... 64 3.03 Waiver ................................................................................................................... 64 ARTICLE 4 PAYMENTS OF INTEREST AND STANDBY FEES .......................................... 64 4.01 Interest on Prime Rate Advances .......................................................................... 64 4.02 Interest on US Base Rate Advances...................................................................... 65 4.03 Interest on US Prime Rate Advances .................................................................... 65 4.04 Interest on LIBOR Advances................................................................................ 65 4.05 No Set - Off, Deduction etc. ................................................................................... 66 4.06 Standby Fees ......................................................................................................... 66 4.07 Agency and Other Fees ......................................................................................... 67

- ii - 4.08 Late Payment ........................................................................................................ 67 4.09 Account of Record ................................................................................................ 67 4.10 Refinancing Fees................................................................................................... 67 ARTICLE 5 BANKERS’ ACCEPTANCES AND LETTERS OF CREDIT ............................... 68 5 . 01 Bankers’ Acceptances under the Canadian Revolving Facility ............................ 68 5 . 02 Letters of Credit under the Revolving Facilities ................................................... 70 5 . 03 Letters of Credit under the LC Facility ................................................................. 74 ARTICLE 6 REPAYMENT AND COMMITMENT REDUCTION........................................... 78 6.01 Mandatory Repayment of Principal at Maturity ................................................... 78 6.02 Voluntary Repayments and Reductions................................................................ 79 6.03 Cancellation or Reduction of US Revolving Facility, Canadian Revolving Facility, Canadian Swingline Facility, US Swingline Facility or the LC Facility .................................................................................................................. 79 6.04 Excess Over the Maximum Amounts ................................................................... 80 6.05 Payment of Breakage Costs etc............................................................................. 81 6.06 Mandatory Repayments for the Sale of Unrestricted Subsidiaries ....................... 81 6.07 Commitment Reductions on Asset Dispositions................................................... 81 6.08 Commitment Reductions re Designated Dispositions .......................................... 82 6.09 Scheduled Mandatory Commitment Reductions .................................................. 82 ARTICLE 7 PLACE AND APPLICATION OF PAYMENTS ................................................... 83 7.01 Place of Payment of Principal, Interest and Fees.................................................. 83 7.02 Netting of Payments.............................................................................................. 84 ARTICLE 8 REPRESENTATIONS AND WARRANTIES........................................................ 85 8.01 Representations and Warranties............................................................................ 85 8.02 Survival and Repetition of Representations and Warranties ................................ 94 ARTICLE 9 COVENANTS ......................................................................................................... 94 9.01 Positive Covenants................................................................................................ 94 9.02 Financial Covenants............................................................................................ 100 9.03 Reporting Requirements ..................................................................................... 100 9.04 Negative Covenants ............................................................................................ 102 9.05 Restricted and Unrestricted Subsidiaries ............................................................ 109 ARTICLE 10 SECURITY .......................................................................................................... 110 10.01 Form of Security ................................................................................................. 110 10.02 After Acquired Property and Further Assurances............................................... 110 10.03 Benefit of Security .............................................................................................. 111 10.04 Release and Discharge re EdgePower Inc. ......................................................... 111 ARTICLE 11 DEFAULT ........................................................................................................... 111 11.01 Events of Default ................................................................................................ 111 11.02 Acceleration and Termination of Rights............................................................. 115 11 . 03 Payment of Bankers’ Acceptances and Letters of Credit ................................... 115 11 . 04 Remedies Cumulative and Waivers .................................................................... 116 11 . 05 Termination of Lenders’ Obligations .................................................................. 116 11 . 06 Saving ................................................................................................................. 116

- iii - 11.07 Perform Obligations............................................................................................ 117 11.08 Third Parties........................................................................................................ 117 11.09 Set - Off or Compensation .................................................................................... 117 11.10 Consultant ........................................................................................................... 118 ARTICLE 12 COSTS, EXPENSES AND INDEMNIFICATION............................................. 118 12.01 Costs and Expenses............................................................................................. 118 12.02 Indemnification by the Borrowers ...................................................................... 119 12.03 Specific Environmental Indemnification ............................................................ 120 12.04 Exclusion............................................................................................................. 120 ARTICLE 13 THE AGENT AND THE LENDERS .................................................................. 120 13.01 Appointment ....................................................................................................... 120 13.02 Indemnity from Lenders ..................................................................................... 121 13.03 Exculpation ......................................................................................................... 121 13.04 Reliance on Information ..................................................................................... 122 13.05 Knowledge and Required Action........................................................................ 122 13.06 Request for Instructions ...................................................................................... 123 13.07 The Agent Individually ....................................................................................... 123 13.08 Resignation and Termination .............................................................................. 123 13.09 Actions by Lenders ............................................................................................. 124 13.10 Provisions for Benefit of Lenders Only .............................................................. 125 13.11 Payments by Agent ............................................................................................. 125 13.12 Direct Payments .................................................................................................. 126 13 . 13 Acknowledgements, Representations and Covenants of Lenders ...................... 126 13 . 14 Rights of Agent ................................................................................................... 127 13 . 15 Collective Action of the Lenders ........................................................................ 128 13 . 16 Non - Funding Lenders ......................................................................................... 129 13 . 17 Acknowledgement and Consent to Bail - In of Affected Financial Institutions ........................................................................................................... 132 13 . 18 Acknowledgement Regarding Any Supported QFCs . ........................................ 132 13 . 19 Divisions . ............................................................................................................ 133 ARTICLE 14 TAXES, CHANGE OF CIRCUMSTANCES ..................................................... 134 14.01 Change in Law .................................................................................................... 134 14.02 Prepayment of Rateable Portion ......................................................................... 135 14.03 Illegality .............................................................................................................. 136 14.04 Taxes ................................................................................................................... 136 ARTICLE 15 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS................... 139 15.01 Successors and Assigns....................................................................................... 139 15.02 Assignments ........................................................................................................ 140 15.03 Participations....................................................................................................... 142 ARTICLE 16 GENERAL ........................................................................................................... 143 16.01 Exchange and Confidentiality of Information .................................................... 143 16.02 Nature of Obligations under this Agreement ...................................................... 144 16.03 Notice .................................................................................................................. 144 16.04 Governing Law ................................................................................................... 145

- iv - 16.05 Judgment Currency ............................................................................................. 145 16.06 Benefit of the Agreement .................................................................................... 146 16.07 Severability ......................................................................................................... 146 16.08 Whole Agreement ............................................................................................... 146 16 . 09 Obligations under the Eighth Amended and Restated Credit Agreement .......... 146 16 . 10 Further Assurances .............................................................................................. 146 16 . 11 Waiver of Jury Trial ............................................................................................ 147 16 . 12 Consent to Jurisdiction ........................................................................................ 147 16 . 13 Time of the Essence ............................................................................................ 147 16 . 14 Counterparts ........................................................................................................ 147 16 . 15 Electronic Execution and Delivery ..................................................................... 147 16 . 16 Term of Agreement ............................................................................................. 148 16 . 17 USA Patriot Act .................................................................................................. 148 16 . 18 Anti - Money Laundering Legislation .................................................................. 148

NINTH AMENDED AND RESTATED CREDIT AGREEMENT THIS NINTH AMENDED AND RESTATED CREDIT AGREEMENT is made as of September [ භ ], 2020 AMONG: JUST ENERGY ONTARIO L . P . , a limited partnership existing under the laws of the Province of Ontario (hereinafter referred to as the “ Canadian Borrower ”) - and - JUST ENERGY (U.S.) CORP. , a corporation incorporated under the laws of the State of Delaware (hereinafter referred to as the “ US Borrower ”) - and - NATIONAL BANK OF CANADA , in its capacity as Administrative Agent (hereinafter referred to as the “ Agent ”) - and - NATIONAL BANK OF CANADA, CANADIAN IMPERIAL BANK OF COMMERCE , and each other Person from time to time party to this Agreement as a Canadian Lender (hereinafter in such capacities individually referred to as a “ Canadian Lender ” and collectively in such capacities referred to as, the “ Canadian Lenders ”) - and - NATIONAL BANK OF CANADA, CANADIAN IMPERIAL BANK OF COMMERCE , and each other Person from time to time party to this Agreement as a US Lender (hereinafter in such capacities individually referred to as a “ US Lender ” and collectively in such capacities referred to as, the “ US Lenders ”) - and - CANADIAN IMPERIAL BANK OF COMMERCE , as the LC Lender (hereinafter in such capacity referred to as the “ LC Lender ”). WHEREAS JEC, the US Borrower, the Agent and certain Lenders were party to a credit agreement made as of November 1, 2004, as amended by a first amendment dated as of December 1, 2004 and a second amendment dated as of March 29, 2005 (collectively, the “ Original Credit Agreement ”);

- 2 - AND WHEREAS the Original Credit Agreement was amended and restated (the “ First Amended and Restated Credit Agreement ”) by the parties thereto as of October 31, 2005, pursuant to which inter alia, JEC assigned and the Canadian Borrower assumed all of JEC’s Obligations under, pursuant to or in connection with the Original Credit Agreement; AND WHEREAS the First Amended and Restated Credit Agreement was amended and restated by the parties thereto as of October 30, 2006, as further amended by a first amendment made as of April 4, 2007, a second amendment made as of April 30, 2007, a third amendment made as of October 26, 2007, a fourth amendment made as of June 26, 2008, a fifth amendment made as of November 21, 2008 and a sixth amendment made as of March 24, 2009 (collectively, the “ Second Amended and Restated Credit Agreement ”); AND WHEREAS the Second Amended and Restated Credit Agreement was amended and restated by the parties thereto as of July 1, 2009, as further amended by a first amendment made as of March 25, 2010 (the “ Third Amended and Restated Credit Agreement ”); AND WHEREAS the Third Amended and Restated Credit Agreement was amended and restated by the parties thereto as of January 1, 2011, as further amended by a first amendment made as of October 3, 2011, a second amendment dated as of June 28, 2012, a third amendment dated as of August 8, 2012, a fourth amendment dated as of December 11, 2012, a fifth amendment dated as of June 27, 2013 and a sixth amendment dated as of September 30, 2013 (the “ Fourth Amended and Restated Credit Agreement ”); AND WHEREAS the Fourth Amended and Restated Credit Agreement was amended and restated by the parties thereto as of October 2, 2013, as further amended by a first amendment made as of January 29, 2014, a second amendment dated as of March 31, 2014, a third amendment dated as of June 27, 2014 and a fourth amendment dated as of September 30, 2014 (the “ Fifth Amended and Restated Credit Agreement ”); AND WHEREAS the Fifth Amended and Restated Credit Agreement was amended and restated by the parties thereto as of September 1, 2015, as amended by a first amendment made as of September 21, 2016 (the “ Sixth Amended and Restated Credit Agreement ”); AND WHEREAS the Sixth Amended and Restated Credit Agreement was amended and restated by the parties thereto as of December 30, 2016 (the “ Seventh Amended and Restated Credit Agreement ”); AND WHEREAS the Seventh Amended and Restated Credit Agreement was amended and restated by the parties thereto as of April 18, 2018, as amended by the first amendment and consent agreement dated September 12, 2018, a second amendment to the eighth amended and restated credit agreement and consent agreement dated as of December 21, 2018, a third amendment to eighth amended and restated credit agreement and consent agreement dated as of June 25, 2019, a fourth amendment to eighth amended and restated credit agreement dated as of July 23, 2019, a fifth amendment to eighth amended and restated credit agreement and consent agreement dated as of November 30, 2019, a sixth amendment to eighth amended and restated credit agreement and consent agreement dated as of March 31, 2020, a seventh amendment to eighth amended and restated credit agreement dated as of June 30, 2020, an eighth

- 3 - amendment to eighth amended and restated credit agreement and consent agreement dated as of July 8, 2020 and a ninth amendment to eighth amended and restated credit agreement dated as of August 19, 2020 (the “ Eighth Amended and Restated Credit Agreement ”); AND WHEREAS pursuant to the administrative agent succession agreement dated as of March 1, 2019, CIBC resigned as the Agent under the Credit Agreement and the other Credit Documents to which it is a party, and National Bank of Canada was appointed and designated by the Lenders to act as the Agent under the Credit Agreement and the other Credit Documents; AND WHEREAS pursuant to the collateral agent succession agreement dated as of March 1, 2019, CIBC resigned as the Collateral Agent under the Intercreditor Agreement and the Security Documents, and National Bank of Canada was appointed and designated by the Senior Creditors (as defined in the Intercreditor Agreement) to act as the Collateral Agent under the Intercreditor Agreement and the Security Documents; AND WHEREAS the parties hereto wish to amend and restate the Eighth Amended and Restated Credit Agreement on the terms hereof to be effective on the Effective Date; AND WHEREAS the Lenders wish the Agent to act on their behalf with regard to certain matters associated with the Credit Facilities; NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows: ARTICLE 1 I N TE RPR ET A TION 1.01 Definitions In this Agreement unless something in the subject matter or context is inconsistent therewith: “<Redacted> Subordinated Notes ” means the <Redacted> aggregate principal amount of 7% subordinated notes (plus any interest or fee in respect of such indebtedness that is Paid in Kind) issued by JustEnergy maturing September භ , 2026, issued on September භ , 2020 pursuant to the <Redacted> Subordinated Notes Indenture. “<Redacted> Subordinated Notes Indenture ” means the note indenture made as of September ● , 2020 between JustEnergy and භ , as trustee, as may be supplemented, amended or restated from time to time in accordance with the terms of this Agreement, pursuant to which the <Redacted>Subordinated Notes are issued. “ 2020 Subordinated Debt ” means up to <Redacted> aggregate principal amount of indebtedness (plus any interest or fee in respect of such indebtedness that is Paid in Kind) incurred by JustEnergy pursuant to the Subordinated Facility Agreement, which indebtedness is subject to the terms of the 2020 Subordinated Debt Subordination Agreement and is unsecured.

- 4 - “ 2020 Subordinated Debt Subordination Agreement ” means the amended and restated subordination and postponement agreement dated as of September [ භ ], 2020 between National Bank of Canada, as administrative agent under the Subordinated Facility Agreement, the Agent, JustEnergy and the other Obligors, in form and substance satisfactory to all of the Lenders and as may be supplemented, modified, amended or restated from time to time in accordance with the terms of this Agreement. “ Acquisition ” means, with respect to any Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the Property of any other Person, or (b) any division, business, operation or undertaking of any other Person or of all or substantially all of the Property of any division, business, operation or undertaking of any other Person. “ Additional Compensation ” has the meaning set forth in Sec tion 14.01 . “ Advance ” means a borrowing by a Borrower by way of a Prime Rate Advance, a US Prime Rate Advance, a US Base Rate Advance, a BA Equivalent Note, a LIBOR Advance, a Canadian Swingline Loan, a US Swingline Loan, acceptance by a Canadian Lender of a draft or depository bill presented for acceptance as a Bankers’ Acceptance, or the issuance of a Letter of Credit by a Canadian Issuing Lender, the US Issuing Lender or LC Lender and any reference relating to the amount of Advances will mean the sum of the principal amount of all outstanding Prime Rate Advances, US Prime Rate Advances, US Base Rate Advances, LIBOR Advances, Canadian Swingline Loan and US Swingline Loan, whether as a result of an Advance, deemed advance, Conversion or Rollover, plus the face amount of all outstanding Bankers’ Acceptances and BA Equivalent Notes plus the maximum amount payable under all Letters of Credit. “ Affected Financial Institution ” means (a) any EEA Financial Institution, or (b) any UK Financial Institution. “ Affected Loan ” has the meaning set forth in Sec tion 14.02 . “ Affiliate ” has the meaning ascribed thereto in the Business Corporations Act (Ontario) and for greater certainty, with respect to JustEnergy includes a Subsidiary of JustEnergy. “ Agent ” means National Bank of Canada in its capacity as administrative agent for the Lenders and the Lender Hedge Providers, including any successor agent pursuant to Sec tion 13.08 hereof. “ Agent’s Cdn. Payment Branch ” means the main branch of the Agent located at <Redacted>, or such other office that the Agent may from time to time designate by notice to the Canadian Borrower and the Canadian Lenders.

- 5 - “ Agent’s US Payment Branch ” means the branch of the Agent located at <Redacted> or such other office that the Agent may from time to time designate by notice to the US Borrower and the US Lenders. “ Aggregate Swap Exposure ” means, at any time, the negative net marked to market amount, if any, that would be carried in the accounts of the Borrowers on a Modified Consolidated Basis at such time with respect to Hedges (other than Commodity Hedges) with Lender Hedge Providers as a liability in accordance with GAAP . “ Agreement ” means this ninth amended and restated credit agreement, the schedules and all amendments made hereto in accordance with the provisions hereof as amended, revised, replaced, supplemented or restated from time to time. “ Alberta Utilities Commission Debt ” means Debt in the aggregate principal amount of approximately <Redacted> incurred by an Obligor from time to time owing to Her Majesty the Queen in Right of Alberta or Balancing Pool, a corporation established by the Electric Utilities Act (Alberta) or, in each case, any agency thereof, in connection with the utility payment deferral programs established or to be established under the Utility Payment Deferral Program Act (Alberta), including for certainty, any Debt incurred by (i) Just Energy Alberta L.P. pursuant to the loan agreement dated as of [ භ ], 2020 between Just Energy Alberta L.P. and Her Majesty the Queen in Right of Alberta, as represented by the Associate Minister of Natural Gas and Electricity, (ii) Hudson Energy Canada Corp. pursuant to the loan agreement dated as of [ භ ], 2020 between Hudson Energy Canada Corp. and Her Majesty the Queen in Right of Alberta, as represented by the Associate Minister of Natural Gas and Electricity, (iii) Just Energy Alberta L.P. pursuant to the funding agreement dated as of [ භ ], 2020 between Just Energy Alberta L.P. and Balancing Pool, and (iv) Hudson Energy Canada Corp. pursuant to the funding agreement dated as of [ භ ], 2020 between Hudson Energy Canada Corp. and Balancing Pool. “ Anti - Corruption Laws ” means the Corruption of Foreign Public Officials Act (Canada), the FCPA and all other similar Applicable Law with respect to the prevention of corruption and bribery. “ Applicable Law ” means, in respect of any Person, property, transaction, event or other matter, as applicable, all domestic and foreign laws, rules, statutes, regulations, treaties, orders, judgments and decrees and, to the extent they have the force of law, all official directives, rules, guidelines, orders, policies and other requirements of any Governmental Authority (collectively the “ Law ”) and will also include any interpretation of the Law or any part of the Law by any Person having jurisdiction over it or charged with its administration or interpretation in each case having the force of law relating or applicable to such Person, property, transaction, event or other matter. “ Applicable Margin ” means with respect to any Advance the percentage rate per annum determined in accordance with clauses (a) and (b) below based on the Total Debt to EBITDA Ratio as at the end of the JustEnergy’s most recently completed Fiscal Quarter (in this definition such Fiscal Quarter is the “ Relevant Quarter ”). The Applicable Margin to be applied with respect to an Advance shall be the Applicable Margin on the relevant date of the Drawdown, Conversion or Rollover, as the case may be. The Applicable Margin shall change, if required,

- 6 - only once per Fiscal Quarter, on the third Business Day (the “ Applicable Margin Adjustment Date ”) after the earlier of (i) the date the unaudited quarterly financial statements required to be delivered pursuant to Sec tion 9.03(2) for the Relevant Quarter and the related Compliance Certificate required to be delivered pursuant to Section 9.03(3) are delivered to the Agent, and (ii) the date such financial statements and Compliance Certificate are required to be delivered to the Agent. Each Applicable Margin shall be adjusted on the Applicable Margin Adjustment Date. In accordance with Sections 4.01 , 4.02 and 4.03 , Prime Rate Advances, US Base Rate Advances and US Prime Rate Advances, respectively, will be subject to adjustment on such date. Notwithstanding anything else in this definition, for the purpose of determining the Applicable Margin, if the Borrowers fail to deliver financial statements or a Compliance Certificate when required, the Total Debt to EBITDA Ratio shall be deemed to be Level I until such documents have been delivered. For greater certainty, there shall be no adjustments to LIBOR Advances, Bankers’ Acceptances and BA Equivalent Notes that are outstanding on the Applicable Margin Adjustment Date. (a) Prime Rate Margin, US BA Stamping Base Rate Fee Rate, LIBO Margin and US Rate Margin Total Debt to Prime Rate and Letter of Level EBITDA Ratio Margin Credit Fee Rate Standby Fee Rate I <Redacted> <Redacted> <Redacted> <Redacted> II <Redacted> <Redacted> <Redacted> <Redacted> III <Redacted> <Redacted> <Redacted> <Redacted> IV <Redacted> <Redacted> <Redacted> <Redacted> V <Redacted> <Redacted> <Redacted> <Redacted> (b) Upon the occurrence of, and during the continuance of, an Event of Default, the Applicable Margin (other than the Standby Fee Rate) will be at the then applicable Level, plus 2 . 00 % per annum . “ Applicable Margin Adjustment Date ” has the meaning set forth in the definition of Applicable Margin. “ Applicable Order ” means any applicable domestic or foreign order, judgment, award or decree made by any court or Governmental Authority. “ Arm’s Length ” has the meaning specified in the definition of “ Non Arm’s Length ”. “ Arrangement Agreement ” means the arrangement agreement made as of the 26 th day of May, 2010 among the Fund, JEEC, JustEnergy and JEC and approved by the Court of Queen’s Bench of Alberta, Judicial District of Calgary on June 30 , 2010 , as supplemented, modified or amended . “ Assignment Agreement ” has the meaning specified in Sec tion 15 . 02 .

- 7 - “ Associate ” means an “associate” as defined in the Business Corporations Act (Ontario). “Available Supply” means, at any time, the amount of natural gas, electricity or JustGreen Products (whether physical or financial) contracted for by the Obligors under existing Supplier Contracts, less any sales of excess of such commodity already contracted for under existing Supplier Contracts at such time. “ Average Net Senior Debt Utilization to EBITDA Ratio ” means, for any Fiscal Quarter, the ratio of (a) the daily average of (i) the amount of the Senior Debt, less (ii) the aggregate amount of the cash on deposit in the bank accounts of the Obligors and any Cash Equivalents (determined on a Modified Consolidated Basis), each measured at 5:00 p.m. Toronto time on each day in such Fiscal Quarter, and (b) EBITDA in respect of the immediately preceding Four Quarter Period. “ BA Discount Proceeds ” means, with respect to a particular Bankers’ Acceptance or BA Equivalent Note, the following amount: F 1+ D x T 365 where F - means the face amount of such Bankers’ Acceptance or BA Equivalent Note; D - means the applicable BA Discount Rate for such Bankers’ Acceptance or BA Equivalent Note; and T - means the number of days to maturity of such Bankers’ Acceptance or BA Equivalent Note, with the amount as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up. “ BA Discount Rate ” means, (a) for any Bankers’ Acceptance or BA Equivalent Note to be accepted by a BA Lender that is a Schedule I Lender on any Drawdown Date, Rollover Date or Conversion Date, as the case may be, CDOR on such Drawdown Date, Rollover Date or Conversion Date, as the case may be, for a period identical to the term to maturity of the relevant Bankers’ Acceptance or BA Equivalent Note and (b) for any Bankers’ Acceptance or BA Equivalent Note to be accepted by a BA Lender that is not a Schedule I Lender, the lesser of (i) such Lender’s own bankers’ acceptance rate and (ii) CDOR plus 0.10% per annum in either case for a period identical to the term to maturity of the relevant Bankers’ Acceptance or BA Equivalent Note. “ BA Equivalent Note ” has the meaning set forth in Sec tion 5.01(1).

- 8 - “ BA Lender ” means any Lender which has not notified the Agent in writing that it is unwilling or unable to accept Drafts as provided for in Article 5 . “ BA Stamping Fee ” means the amount calculated by multiplying the face amount of a Bankers’ Acceptance or a BA Equivalent Note by the BA Stamping Fee Rate and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Bankers’ Acceptance or purchase of such BA Equivalent Note by a Canadian Lender up to but excluding the maturity date of such Bankers’ Acceptance or BA Equivalent Note and the denominator of which is 365. “ BA Stamping Fee Rate ” means, with respect to a Bankers’ Acceptance or a BA Equivalent Note, the applicable percentage rate per annum indicated below the references to “Bankers’ Acceptance” and “BA Equivalent Note” in the definition of “Applicable Margin” relevant to the period in respect of which a determination is being made, as adjusted pursuant to the definition of “Applicable Margin”. “ Bail - In Action ” means the exercise of any Write - Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution. “ Bail - In Legislation ” means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail - In Legislation Schedule, and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings). “ Bankers’ Acceptance ” means a depository bill, as defined in the Depository Bills and Notes Act (Canada) in Canadian Dollars that is in the form of a Draft signed by or on behalf of the Canadian Borrower and accepted by a BA Lender as contemplated under Sec tion 5.01 or, for Lenders not participating in clearing services as contemplated in that Act, a draft or other bill of exchange in Canadian Dollars that is signed on behalf of the Canadian Borrower and accepted by a Lender. “ Basel III ” means (a) the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated; and (b) any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”. “ Beneficial Ownership Certification ” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation. “ Beneficial Ownership Regulation ” means 31 C.F.R. † 1010.230.

- 9 - “ Billed Accounts Receivable ” means all present and future amounts in respect of gas, electricity or JustGreen Products that has been delivered to a Customer pursuant to a Customer Contract, and that have been billed to such Customer and assigned or sold to an LDC pursuant to a Collection Service Agreement. “ Borrowers ” means, collectively, the Canadian Borrower and the US Borrower and “ Borrower ” means either one of them and includes their respective successors and assigns. “ Borrowers’ Counsel ” means the firm of Fasken Martineau DuMoulin LLP or such other firm or firms of legal counsel as the Borrowers may from time to time designate. “ Borrowing Base ” means, as at the time of determination, the lesser of: (a) the Maximum Facility Amount in effect at such time; and (b) for the Borrowers and the Restricted Subsidiaries, the sum of: (i) cash or Cash Equivalents held by such Obligors; ( ii) the present value (calculated at a 10% discount rate) of 75% of Net Gross Margin After Tax for the Year - One Period; ( iii) the present value (calculated at a 10% discount rate) of 60% of the Net Gross Margin After Tax for the Year - Two Period; ( iv) the present value (calculated at a 10% discount rate) of 45% of the Net Gross Margin After Tax for the Year - Three Period; (v) the present value (calculated at a 10% discount rate) of 30% of the Net Gross Margin After Tax for the Year - Four Period; ( vi) the present value (calculated at a 10% discount rate) of 15% of the Net Gross Margin After Tax for the Year - Five Period; and (vii) less the amount of Priority Supplier Payables. A sample calculation of which is attached hereto as Schedule I. “ Borrowing Base Certificate ” means a certificate in the Form of Schedule J executed by a senior officer of either Borrower which shall contain a calculation of the Borrowing Base, at the close of business on the last day of the preceding Fiscal Quarter and, on a semi - annual basis, a table in the form of Schedule I.1 showing (a) the results of Key Assumption testing and (b) (i) the corporate tax rate in Canada and the U.S. used for such period and (ii) the foreign exchange rates calculated on a forecasted basis for such period using the published current and long term foreign exchange rates (US$ and Cdn.$) of one or more banks named in Schedule I of the Bank Act (Canada).

- 10 - “ Breakage Costs ” means all costs, losses and expenses incurred by any Lender by reason of the liquidation or deployment of deposits or other funds, the breakage of hedging or LIBOR contracts, the redeployment of funds, or for any other reason whatsoever resulting from the prepayment of any LIBOR Advance, Bankers’ Acceptance or BA Equivalent Note prior to expiry of the Interest Period applicable thereto, all as set out in a certificate (with detailed calculations of such costs, losses and expenses) delivered to a Borrower by any Lender entitled to receive same which amounts such Borrower agrees will be prima facie evidence thereof, absent manifest error. “ Business ” means the business carried on by the Obligors consisting of (i) the purchase of natural gas, electricity and JustGreen Products under Supplier Contracts, (ii) the marketing and sale of natural gas, electricity and JustGreen Products to Customers under Customer Contracts, (iii) the marketing, sale and lease of home and business solutions, including smart thermostats, energy monitoring and management applications, smart sprinkler controllers and other smart home and business devices, (iv) the management of consumers’ and businesses’ energy consumption, (v) the marketing and sale of solar energy products; (vi) the ownership and operation of green energy generation assets; and (vii) the generating of sales leads of other third party products. “ Business Day ” means, for all purposes other than in respect of a LIBOR Advance or an Advance to the US Borrower, a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Montreal, Quebec and in Toronto, Ontario and, in respect of an Advance to the US Borrower, a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Montreal, Quebec, in Toronto, Ontario and in New York, New York and, in respect of a LIBOR Advance, a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Montreal, Quebec, in Toronto, Ontario, in New York, New York and in London, England. “ Canadian Assignment Agreement ” means an assignment agreement substantially in the form of Schedule E to this Agreement. “ Canadian Borrower ” means the Canadian Borrower hereunder being Just Energy Ontario L.P., an Ontario limited partnership. “ Canadian Dollars ”, “ Cdn. Dollars ”, “ Cdn.$ ” and “ $ ” mean the lawful money of Canada. “ Canadian Issuing Lender ” means CIBC, National Bank of Canada and any other Canadian Lenders approved by each of the Canadian Borrower and the Agent, and any successor Lender, in its capacity as such. “ Canadian Lenders ” means the Lenders designated as such in Schedule A annexed hereto providing the Canadian Revolving Facility to the Canadian Borrower pursuant to this Agreement.

- 11 - “ Canadian Pension Plan ” means any “pension plan” or “plan” that is subject to the funding requirements of the Pension Benefits Act (Ontario) or applicable pension benefits legislation in any other Canadian jurisdiction and is applicable to employees resident in Canada of an Obligor. “ Canadian Revolver Amount ” means the amount set forth in Schedule A hereto as the “Total Commitment” for the Canadian Revolving Facility. “ Canadian Revolving Facility ” has the meaning set forth in Sec tion 2.01(1). “ Canadian Swingline Facility ” has the meaning set forth in Section 2.05(1). “ Canadian Swingline Lender ” means CIBC in its capacity as such. “ Canadian Swingline Loan ” has the meaning set forth in Section 2.05(2). “ Canadian Welfare Plan ” means any medical, health, hospitalization, insurance or other employee benefit or welfare plan or arrangement applicable to employees resident in Canada of an Obligor, but excluding (a) any Canadian Pension Plans and (b) plans established by statute or administered by a Governmental Authority, including the Canada Pension Plan, the Quebec Pension Plan or plans administered pursuant to federal or provincial health, workers compensation and employment insurance legislation. “ Cash Equivalents ” means: (a) marketable direct obligations issued by, or unconditionally guaranteed by, the government of Canada or the government of the United States or any agency or instrumentality of either of them, and backed by the full faith and credit of Canada or the United States, as the case may be, in each case maturing within one year from the date of acquisition; (b) demand deposits, term deposits, certificates of deposit or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of Canada or the United States or any state thereof whose long term debt is rated at least A or the equivalent thereof by S&P or at least A2 or the equivalent thereof by Moody’s; and (c) commercial paper of an issuer rated at least A - 1+ or the equivalent thereof by S&P or at least P - 1 or the equivalent thereof by Moody’s or at least R - 1 (High) or the equivalent thereof by DBRS, and in each case maturing within six months from the date of acquisition. “ Cash Security Deposit ” means an amount required to be paid by an Obligor to an LDC pursuant to a Collection Service Agreement following the occurrence of an event of default thereunder, in respect of amounts owing by such Obligor to such LDC pursuant to such Collection Service Agreement.

- 12 - “ CDOR ” means, for any day and relative to Cdn. Dollar Bankers’ Acceptances or BA Equivalent Notes having any specified term and face amount, the average of the annual rates for Cdn. Dollar Bankers’ Acceptances having such specified term and face amount (or a term and face amount as closely as possible comparable to such specified term and face amount) of the banks named in Schedule I of the Bank Act (Canada) that appears on the Reuters Screen CDOR page as of 10:00 a.m. on such day (or, if such day is not a Business Day, as of 10:00 a.m. (Toronto time) on the preceding Business Day), provided that if such rate does not appear on the Reuters Screen CDOR page at such time on such date, CDOR for such date will be the annual discount rate of interest as of 10:00 a.m. (Toronto time) on such date at which the Agent is then offering to purchase bankers’ acceptances accepted by it having a comparable aggregate face amount and identical maturity date to the aggregate face amount and maturity date of such Bankers’ Acceptances or BA Equivalent Notes, as the case may be; provided however that in no event shall CDOR be less than zero (0). “ CERCLA ” means the Comprehensive Environmental Response Compensation and Liability Act of 1980 , as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. †† 9601 et seq., and any future amendments thereto. “ Change of Control ” means, following the Effective Date, with respect to JustEnergy, the occurrence of any of the following: (a) the acquisition by any Person or group of Persons who are associates (as such term is defined in the Securities Act (Ontario)), or who act together in concert for such purpose, of (i) common shares or other voting securities of JustEnergy to which are attached more than 50% of the votes that may be cast to elect the directors, or (ii) the ability, through operation of law or otherwise, to elect or cause the election or appointments of a majority of the directors. Where control is exercised de - facto by contract or representation on the board of directors of JustEnergy, any change in the foregoing relationship where a reasonable Person would deem control to have been acquired as a result of such change, will constitute a Change of Control; (b) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, plan of arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of JustEnergy and its Subsidiaries taken as a whole to any Person or group of Persons acting jointly or in concert for purposes of such transaction; (c) the adoption of a plan relating to the liquidation or dissolution of JustEnergy, which is not otherwise permitted under this Agreement; or (d) the first day on which a majority of the members of the board of directors of JustEnergy are not Continuing Directors. “ CIBC ” means Canadian Imperial Bank of Commerce. “ CIBC US ” means Canadian Imperial Bank of Commerce, New York Branch. “ Code ” means the Internal Revenue Code of 1986 of the United States, as amended, and any successor statute thereto. “ Collateral Agent ” means National Bank of Canada, in its capacity as collateral agent under the Security Documents and the Intercreditor Agreement, or such other Person from time to time appointed as collateral agent in accordance with the terms of the Intercreditor Agreement.

- 13 - “ Collection Service Agreement ” means a collection service agreement entered into from time to time between an Obligor and a LDC providing for billing and collection services by such LDC on behalf of such Obligor with respect to its Customers, as supplemented, amended or restated from time to time. “ Commercial Customer ” means a Customer with annual consumption over 15 RCEs. “ Commodity Exchange Act ” means the Commodity Exchange Act (7 U.S.C. † 1 et seq.), as amended from time to time, and any successor statute. “ Commitment ” means, in respect of each Lender from time to time, the maximum amount of Advances which the Lender has covenanted to make as set forth in Schedule A to this Agreement (which will be amended and distributed to all parties by the Agent from time to time as other persons become Lenders), which for greater certainty will in each case be reduced by such Lender’s Proportionate Share of the amount of any permanent repayments, reductions or prepayments required or made hereunder. “Commodity Hedges” means any agreement for the hedging or fixing of the cost of commodities used in the ordinary course of business so long as such obligations are settled by the payment of money and not by the delivery of such commodities. “ Compliance Certificate ” means the certificate required pursuant to Section 9.03(3), substantially in the form annexed as Schedule D and signed by a senior officer of the Canadian Borrower. “ Computer Equipment ” means all computers, software or other equipment that includes computing technology or embedded logic such as microchips and sensors whether owned or leased. “ Confirmation ” means the acknowledgement and confirmation agreement made as of the Effective Date by each Obligor in favour of the Collateral Agent, the Agent and the Lenders confirming the continuing validity, force and effect of (a) their respective obligations under this Agreement or guarantees previously delivered by them, as applicable, and (b) the Security given by them in favour of the Collateral Agent therefor. “ Contingent Obligation ” means, with respect to any Person, calculated without duplication, obligations of such Person in respect of synthetic lease obligations, contingent liabilities in respect of letters of credit, letters of guarantee and similar instruments, capital stock which in accordance with GAAP is not included in shareholders’ equity, net obligations under Hedges, contingent liabilities required to be treated as a liability on a balance sheet of such Person in accordance with GAAP and contingent liabilities under any guarantee, including without limitation, under any guarantee of any of the foregoing, but excluding operating leases and trade payables arising in the ordinary course of business. “ Continuing Directors ” means, as of any date of determination, any member of the board of directors of JustEnergy who: (a) was a member of the board of directors of JustEnergy on the Effective Date (after giving effect to the implementation of the Recapitalization Plan); or (b) was nominated for election or elected to the board of directors of JustEnergy with the approval of a

- 14 - majority of the Continuing Directors who were members of the board of directors at the time of such nomination or election. “ Controlled Group ” means all members of a controlled group of corporations or other business entities and all trades or businesses (whether or not incorporated) under common control, which together with a Borrower and any of its subsidiaries, are treated as a single employer under Section 414 of the Code or Section 4001 of ERISA. “ Conversion ” means a conversion of an Advance pursuant to Sec tion 2.10(1). “ Conversion Date ” means the date specified by a Borrower as being the date on which a Borrower has elected to convert one type of Advance into another type of Advance and which will be a Business Day. “ Conversion Notice ” means the Notice of Request for Advance substantially in the form annexed hereto as Schedule B to be given to the Agent by the Canadian Borrower or by the US Borrower, in either case pursuant to Sec tion 2.10 . “ Credit Card Payment Account ” means a bank account maintained by an Obligor into which Customers make credit card payments in respect of exit fees and other payments in respect of the Business and in respect of which a security interest is granted to a merchant services provider. “ Credit Documents ” means (a) this Agreement, the Security Documents, all guarantees delivered by any Obligor pursuant to this Agreement, and each agreement delivered to the Agent or to the Collateral Agent by an Obligor on the Original Closing Date or on or before the Effective Date which continues in effect on the Effective Date; (b) the fee letters and arrangements letter referred to in Sec tion 4.07 ; (c) all Hedges, agreements evidencing treasury facilities and cash management products provided by any Lender or any Lender Hedge Provider to any Obligor or any affiliate of any such Lender or Lender Hedge Provider; (d) all agreements from time to time entered into (including those in existence on the Effective Date) between an Obligor and a Lender (or an Affiliate thereof) respecting cash management arrangements (including treasury, depository, overdraft, credit or debit card, electronic funds transfer, mirror accounting, payroll and other cash management or banking services arrangements) provided by such Lender (or Affiliate thereof); (e) all present and future agreements delivered by any Obligor to the Agent, the Collateral Agent or the Lenders pursuant to, or in respect of the agreements referred to in clauses (a), (b), (c) and (d) inclusive of this definition; and (f) all other present and future agreements delivered by any Obligor to the Agent, the Collateral Agent or the Lenders pursuant to, or in respect of, any of the agreements referred to in clause (e) of this definition, in each case as the same may be supplemented, amended or restated from time to time, and “ Credit Document ” will mean any one of the Credit Documents. “ Credit Facilities ” means the Canadian Revolving Facility, the US Revolving Facility and the LC Facility collectively and “ Credit Facility ” means any one of them. “ Currency Hedge ” means any agreement, whether in the form of a futures or forward contract, swap or otherwise, for the hedging of a currency risk in Canadian Dollars or US Dollars.

- 15 - “Customer Contracts” means contracts entered into from time to time by Obligors with Customers in connection with the Business. “ Customers ” means residential, small to mid - size commercial and small industrial purchasers of products of the Business from an Obligor. “ DBRS ” means DBRS Limited, and its successors. “ Debt ” means, with respect to any Person, without duplication, the aggregate of the following amounts, at the date of determination: (a) the principal amount of all indebtedness of such Person for borrowed money, (b) the principal amount of all obligations of such Person for the deferred purchase price of Property or services in excess of 90 days which constitute indebtedness, (c) the principal amount of all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) the principal amount of all obligations of such Person created or arising under any conditional sale or other title retention agreement (other than operating leases) with respect to property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Lease Obligations of such Person, (f) the undrawn amount of all letters of credit issued on behalf of such Person and the full face amount of all bankers’ acceptances issued by or on behalf of such Person, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other equity interests of such Person, (h) all Contingent Obligations of such Person in respect of any of the foregoing items, (i) all Hedges, (j) all Debt referred to in clauses (a) through (i) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt, limited to the fair market value of such property, and (k) any other obligation arising under arrangements or agreements that, in substance, constitute indebtedness for borrowed money of such Person. “ Deferred Compensation Plan ” means the deferred compensation plan pursuant to which rights to common shares of JustEnergy are issued to directors in lieu of fees payable in cash and are exchangeable into common shares of JustEnergy, as supplemented, amended or restated from time to time. “Depreciation Expense” means, for any period with respect to the Borrowers, depreciation, amortization (excluding the amortization of contract initiation costs), depletion and other like reductions to income of the Borrowers for such period not involving any outlay of cash, determined, without duplication, on a Modified Consolidated Basis in accordance with GAAP and includes, for greater certainty, amortization of any up front financing fees. “ Designated Disposition ” means a Disposition by JustEnergy or any of its Subsidiaries of (i) any shares or other equity interests in <Redacted>, (ii) any shares or other equity interests in a <Redacted> Entity, or (iii) any Property of a <Redacted> Entity. “ Disposition ” means any sale, assignment, transfer, conveyance, permanent user license or other disposition of any nature or kind whatsoever of any Property or of any right, title or interest in or to any Property, and the verb “ Dispose ” will have a correlative meaning .

- 16 - “Distributions” means the payment by a Person: (a) of any dividends or distributions on any equity interests, (b) of any interest, premium or fees (including, without limitation, the Subordinated Debt Fees) owing on any indebtedness, including any indebtedness which is subordinate to the indebtedness owing to the Lenders (including, without limitation, in respect of Existing Intercompany Debt, Future Intercompany Debt, Permitted Unrestricted Subsidiary Debt, the 2020 Subordinated Debt and the <Redacted> Subordinated Notes), (c) distributions paid in cash under the Restricted Share Grant Plan or the Deferred Compensation Plan, (d) non - cash distributions of Share Based Compensation, (e) the application of such Person’s assets to the purchase, redemption or other acquisition or retirement of any of its shares, partnership, or trust units, as applicable, (f) permanent repayments (partial or full) of the principal amount of the 2020 Subordinated Debt, the <Redacted> Subordinated Notes or the Alberta Utilities Commission Debt, or (g) any other like distributions of funds whatsoever by such Person; for greater certainty, any payments of interest or fees in respect of the 2020 Subordinated Debt (including any Subordinated Debt Fees) that are Paid in Kind shall not constitute a Distribution. “ Domestic Lender ” has the meaning set forth in Sec tion 2.09(3) . “ Draft ” has the meaning set forth in Section 5.01(1) . “ Drawdown ” means: (a) the advance of a Prime Rate Advance, a US Prime Rate Advance, a US Base Rate Advance or a LIBOR Advance; (b) the issue of Bankers’ Acceptances or BA Equivalent Notes; or (c) the issue of a Letter of Credit. “ Drawdown Date ” means the date on which a Drawdown is made by a Borrower pursuant to the provisions hereof and which will be a Business Day. “ Drawdown Notice ” means the Notice of Request for Advance substantially in the form annexed hereto as Schedule B to be given to the Agent by the Canadian Borrower or the US Borrower in either case pursuant to Article 6. “EBITDA” means, for any period for the Borrowers determined on a Modified Consolidated Basis, net income for such period: (a) increased by the sum of (without duplication): (i) Total Interest Expense for such period; (ii) Income Tax Expense for such period; ( iii) Depreciation Expense for such period (which for greater certainty does not include any amortization of contract initiation costs);

- 17 - ( iv) non - cash losses resulting from the fair value of derivative financial investments for such period; (v) accrued (but not yet actually realized) foreign exchange translation losses; ( vi) losses on the purchase or redemption of securities issued by any of the Borrowers and the Restricted Subsidiaries for such period; ( vii) any other cash or non - cash extraordinary, unusual or non - recurring losses for such period, excluding, for greater certainty, (A) provisions made for litigation and other similar proceedings and (B) losses associated with trading, settlement or balancing of Commodity Hedges; and (viii) Share Based Compensation to the extent settled with shares of JustEnergy (i.e. non - cash); (b) decreased by the sum of (without duplication): ( i) non - cash gains resulting from the fair value of derivative financial investments for such period; ( ii) accrued (but not yet actually realized) foreign exchange translation gains; ( iii) gains on the purchase or redemption of securities issued by any of the Borrowers and the Restricted Subsidiaries for such period; ( iv) any reduction in deferred tax recovery for such period; and (v) any other cash or non - cash extraordinary, unusual or non - recurring gains for such period, excluding, for greater certainty, gains associated with trading, settlement or balancing of Commodity Hedges. “ EDC ” means Export Development Canada. “ EDC Documents ” means, collectively, (a) each EDC Guarantee, (b) the EDC Indemnity, (c) the EDC side fee letter, dated as of August [ භ ], 2020, entered into by the LC Lender and EDC and acknowledged by the Borrowers; and (d) all present and future agreements delivered by (i) any Obligor to the Agent, the Collateral Agent, EDC or the LC Lender and (ii) the Agent or the LC Lender to EDC, in each case, pursuant to, or in respect of the agreements referred to in clauses (a), (b) and (c) inclusive of this definition, in each case as the same may from time to time be supplemented, amended or restated from time to time, and “ EDC Document ” will mean any one of the EDC Documents. “ EDC Guarantee ” means a guarantee made by EDC in favour of the LC Lender and related certificate of cover issued by EDC to the LC Lender, each in form and substance satisfactory to the LC Lender, with respect to any Letter of Credit issued by the LC Lender under the LC Facility, as such guarantees and certificates of cover may be amended, restated, supplemented or

- 18 - otherwise modified from time to time. For greater certainty, no EDC Guarantee will be issued in respect of a Letter of Credit issued under the Revolving Facilities. “ EDC Indemnity ” means the bonding products declaration and indemnity dated December 30, 2016, provided by each Obligor in favour of EDC. “ EEA ” means the European Economic Area. “ EEA Financial Institution ” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent. “ EEA Member Country ” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway. “ EEA Resolution Authority ” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution. “ Effective Date ” means the date on which the conditions precedent provided in Sec tion 3.01 have been fulfilled in accordance with the terms thereof. “ Electricity Service Agreements ” means electricity service agreements entered into between an Obligor and an LDC regarding such Obligor’s electricity Customers. “Eligible Customer Contracts” means Customer Contracts for sales entered into in connection with the Business in Canada, the United States or such other jurisdiction as the Majority Lenders consent to in writing and in each case that are subject to the Security . “ Encumbrance ” means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person’s Property, or any lease in respect of a Right of Use Asset by such Person as lessee or any other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “ Encumbrances ”, “ Encumbrancer ”, “ Encumber ” and “ Encumbered ” will have corresponding meanings. “ Equity Hedges ” means any agreement, whether in the form of a futures or forward contract, swap or otherwise for the hedging of the price of shares. “ Equivalent Amount ” means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is converted into the first currency using the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Business Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Business Day, then at close of business on the

- 19 - immediately preceding Business Day) and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Agent in Toronto, Ontario on the Business Day such conversion is to be made in accordance with its normal practice. “ ERISA ” means the Employee Retirement Income Security Act of 1974 of the United States, together with the regulations thereunder as the same may be amended from time to time. Reference to Sections of ERISA also refer to any successive Sections thereto. “ ERISA Plan ” means an “employee welfare benefit plan” or “employee pension benefit plan” as such terms are defined in Sections 3(1) and 3(2) of ERISA. “ EU Bail - In Legislation Schedule ” means the EU Bail - In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time. “ Event of Default ” means any of the events described in Sec tion 11.01. “ Excluded Swap Obligation ” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason not to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Guarantor or the grant of such security interest becomes effective with respect to such related Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal. “ Excluded Taxes ” means in the case of each Lender, the Agent or any other recipient of any payment to be made by or on account of any obligation of the Obligors hereunder (i) Taxes imposed on or measured by its net income (however denominated), net worth, net profits, capital and franchise taxes imposed on it in lieu of net income taxes and branch profits taxes, in each case, (A) by the jurisdiction under the laws of which such Lender or the Agent (as the case may be) is organized or has its principal office or applicable lending office or any political subdivision thereof or (B) that are Other Connection Taxes; (ii) any withholding Taxes imposed on interest payable to or for the account of such Lender or the Agent pursuant to law in effect on the date on which such Lender or the Agent became a Lender or the Agent hereunder (except to the extent such Taxes were not considered Excluded Taxes with respect to such Lender’s or the Agent’s immediate assignor); (iii) Taxes attributable to such Lender’s failure to comply with Sections 14.04(3), 14.04(4) or 14.04(5); (iv) any Canadian withholding Tax imposed on a payment by or on account of any obligation of an Obligor hereunder as a result of: (A) the recipient and the Obligor being Non - Arm’s Length; (B) the recipient being a “specified non - resident shareholder” of the Obligor or being Non - Arm’s Length with a “specified shareholder” of the Obligor (in each case, within the meaning of the Income Tax Act (Canada)), or (C) such payment being a payment of interest that is paid or payable in respect of a debt or other obligation to pay an amount to a person with whom the payer is Non - Arm’s Length, other than in

- 20 - each case where the Non - Arm’s Length, “specified shareholder” or “specified non - resident shareholder” relationship arises in connection with or as a result of a Lender or Agent having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under or received or enforced any rights under any Credit Document; and (v) any United States withholding Taxes imposed under FATCA. “ Existing CIBC Letters of Credit ” means each of the Letters of Credit identified on the attached Schedule H.1. “ Existing CIBC US Letters of Credit ” means each of the Letters of Credit identified on the attached Schedule H.2. “Existing Intercompany Debt” means any Debt owing by an Obligor to any other Obligor, in each case in existence on the Effective Date. “ Existing LC Facility Letters of Credit ” means each of the Letters of Credit identified on the attached Schedule H.3. “FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code, and any agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) implementing the foregoing (including, for greater certainty, Part XVIII of the Income Tax Act (Canada)). “ FCPA ” means the Foreign Corrupt Practices Act, 15 U.S.C. †† 78dd - 1, et seq. “ Federal Funds Effective Rate ” means, for any day, the rate calculated by the Federal Reserve Bank of New York based on such day’s federal funds transactions by depository institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate; provided that if the Federal Funds Effective Rate for any day is less than zero, the Federal Funds Effective Rate for such day will be deemed to be zero. “ Fin/Phys Accumulated Balance ” means, for any calendar month, the aggregate account payable calculated on a Modified Consolidated Basis as the balance of net cash received, less cash paid in respect of Fin/Phys Transactions, measured on the last Business Day of such calendar month . “ Fin/Phys Accumulated Balance Limit ” means <Redacted>. “ Fin/Phys Transaction ” means, a series of wholesale commodity trades involving both the physical delivery of a commodity as well as the financial settlement of certain trades thereunder entered into with a Priority Supplier that are intended to mitigate the collateral risk of the Obligors and are not related to deliveries to the Customers of the Obligors.

- 21 - “ Financial Assistance ” means, without duplication and with respect to any Person (a) all loans granted by that Person and Contingent Obligations incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non - delivery thereof and obligations to make advances or otherwise provide financial assistance to any other entity, or (b) all acquisitions of any equity interests or investments made by that Person in another Person or Persons, and for greater certainty “ Financial Assistance ” will include any guarantee of any third party lease obligations. “ <Redacted> Entities” means, collectively, <Redacted> and <Redacted>, and a “<Redacted> Entity ” means any of them. “Fiscal Quarter” means each three month period of JustEnergy’s Fiscal Year ending on June 30, September 30, December 31 and March 31 of each calendar year. “ Fiscal Year ” means the 12 month fiscal period of JustEnergy ending on the last day of (i) March, or (ii) upon the election by the Borrowers in accordance with Sec tion 9.04(12), December, in any calendar year. “ Fitch ” means Fitch Ratings, Inc. and its successors. “Four Quarter Period” means as at the last day of any particular Fiscal Quarter, the period of four consecutive Fiscal Quarters which includes such Fiscal Quarter (including the last day thereof) and the immediately preceding three Fiscal Quarters. “ Fund ” means Just Energy Income Fund, a trust which was established under the laws of the Province of Ontario and was liquidated and dissolved pursuant to the Arrangement Agreement. “Future Intercompany Debt” means Debt incurred after the Effective Date by any Obligor and owing to any other Obligor; provided same is subject to the Encumbrance of a Security Document and is subject to the Restricted Subsidiary Subordination Agreement. “ Future Intercompany Equity ” means any equity (whether in the form of shares in capital stock, partnership interest, trust units or otherwise) issued after the Effective Date by any Obligor or any Unrestricted Subsidiary to any Obligor provided same is (i) subject to the Encumbrance of a Security Document; (ii) evidenced by a certificate; and (iii) such certificate is delivered to the Collateral Agent forthwith after its creation, together with a duly executed transfer power in respect of same; provided that clauses (i) and (iii) will not apply to equity issued by an Unrestricted Subsidiary. “ GAAP ” means those accounting principles which are recognized as being generally accepted in Canada and which are in effect from time to time, as published in the Handbook of the Chartered Professional Accountants of Canada, or International Financial Reporting Standards, as the case may be; provided that all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under any Financial Accounting Standard to value any Debt or other

- 22 - liabilities of any Obligor or any Subsidiary of any Obligor at “fair value” as defined in any such Financial Accounting Standard. “ Governmental Authority ” means the government of any nation, province, territory, municipality, state or other political subdivision of any nation, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing. “Gross Margin” means, for any Fiscal Quarter, the net cash receipts, including accruals recorded in accordance with GAAP, (calculated in Canadian dollars) generated by Eligible Customer Contracts by the Borrowers and the Restricted Subsidiaries on a Modified Consolidated Basis in such Fiscal Quarter less the cost of goods sold, recorded in accordance with GAAP, in such Fiscal Quarter, as determined as of the last day of such Fiscal Quarter in respect of the immediately preceding Four Quarter Period. “ Gross Margin per RCE ” means, collectively, Gross Margin per RCE (Residential) and Gross Margin per RCE (Commercial). “ Gross Margin per RCE (Residential) ” means for any Fiscal Quarter, Gross Margin in such Fiscal Quarter divided by the average number of RCEs for Residential Customers of the Obligors during such period. “ Gross Margin per RCE (Commercial) ” means for any Fiscal Quarter, Gross Margin in such Fiscal Quarter divided by the average number of RCEs for Commercial Customers of the Obligors during such period. “ Guarantee ” has the meaning set forth in Schedule 10.01 hereto. “ Guarantors ” means each of the Persons listed in Schedule M to this Agreement and any other Person who from time to time guarantees the obligations of either Borrower hereunder, and each of their successors and assigns and “ Guarantor ” means any one of them. “ Hazardous Substance ” means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous goods, constituent or other material listed, regulated, or addressed under any Requirements of Environmental Law, including, without limitation, asbestos, petroleum, polychlorinated biphenyls and any “hazardous substance” as defined by CERCLA and any “hazardous waste” as defined by the Resource Conservation and Recovery Act of the United States. “ Hedge Cap ” means at any time, an Aggregate Swap Exposure equal to <Redacted>. “ Hedges ” means, collectively, Interest Rate Hedges, Currency Hedges, Commodity Hedges and Equity Hedges. “ Hostile Take - Over Bid ” means a Take - Over Bid by an Obligor or in which an Obligor is involved, in respect of which the board of directors (or persons performing similar functions) of

- 23 - the Person whose securities are subject to such Take - Over Bid has recommended rejection of such Take - Over Bid. “ IFRS 16 ” means the International Financial Reporting Standard 16: Leases . “ Income Tax Expense ” means, with respect to the Borrowers, for any period, the aggregate, without duplication, of all Taxes on the income of such Person for such period, whether current or deferred, determined on a Modified Consolidated Basis. “ Information ” has the meaning set forth in Sectio n 16.01(1). “ Insolvency Legislation ” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re - adjustment of debt, dissolution or winding - up, or any similar legislation, and specifically includes for greater certainty the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding - Up and Restructuring Act (Canada) and the Bankruptcy Code (United States). “ Intellectual Property ” means the intellectual property in patents, patent applications, trade - marks, trade - mark applications, trade names, service marks, copyrights, copyright registrations and trade secrets including, without limitation, customer lists and information and business opportunities, industrial designs, technology and other similar intellectual property rights. “ Interbank Reference Rate ” means the interest rate expressed as a percentage per annum which is customarily used by the Agent when calculating interest due by it or owing to it arising from correction of errors and other adjustments between it and other Canadian chartered banks. “ Intercreditor Agreement ” means the sixth amended and restated intercreditor agreement dated as of September 1, 2015 between the Collateral Agent, the Agent on behalf of the Lenders and the Lender Hedge Providers, Shell Energy, the Other Commodity Suppliers (as defined therein), the Borrowers, the Restricted Subsidiaries and such other persons as from time to time become party thereto. “ Interest Payment Date ” means, (a) with respect to each Prime Rate Advance, US Prime Rate Advance and US Base Rate Advance, the first Business Day of each calendar month; and (b) with respect to each LIBOR Advance, the last Business Day of each applicable Interest Period. “ Interest Period ” means, (a) with respect to each Prime Rate Advance, US Prime Rate Advance and US Base Rate Advance, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by a Borrower hereunder for the Conversion of such Advance into another type of Advance or for the repayment of such Advance;

- 24 - (b) with respect to each Bankers’ Acceptance and BA Equivalent Note, a period of one month commencing on the Drawdown Date, Rollover Date or Conversion Date of such Advance; (c) with respect to each LIBOR Advance, a period of either one week or one month, subject to availability, commencing on the applicable Drawdown Date, Rollover Date or Conversion Date, as the case may be ; and (d) with respect to a Letter of Credit, the period commencing on the date of issuance of the Letter of Credit and terminating on the last day that the Letter of Credit is outstanding; provided that in any case the last day of each Interest Period will be also the first day of the next Interest Period and further provided that the last day of each Interest Period will be a Business Day and if the last day of an Interest Period selected by a Borrower is not a Business Day such Borrower will be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period otherwise selected unless such next following Business Day falls in the next calendar month in which event such Borrower will be deemed to have selected an Interest Period the last day of which is the Business Day next preceding the last day of the Interest Period otherwise selected and further provided that the last Interest Period of any Advance under the Canadian Revolving Facility or the US Revolving Facility will expire on or prior to the Maturity Date. “Interest Rate Hedge” means any agreement, whether in the form of a futures or forward contract, swap or otherwise for the hedging of interest on Debt. “ JEC ” means Just Energy Corp., an Ontario corporation, formerly known as Ontario Energy Savings Corp. “ JEC Assignment Agreement ” means the Assignment, Assumption, Consent and Release Agreement dated as of August 1, 2005 between JEC, the Canadian Borrower and Shell Energy. “ JEEC ” means Just Energy Exchange Corp., a Canada corporation. “ Judgment Conversion Date ” has the meaning set forth in Sec tion 16.05(1)(b). “ Judgment Currency ” has the meaning set forth in Section 16.05(1). “ JustEnergy ” means Just Energy Group Inc., a Canada corporation. “JustGreen Products” means environmental derivative products, including carbon offsets, carbon credits, renewable energy certificates or attributes and the equivalents thereof. “Key Assumption” means, in connection with the calculation of the Borrowing Base, any of the following assumptions calculated on a prior 12 - month basis: (a) renewal rate for Canadian natural gas, (b) renewal rate of US natural gas, (c) renewal rate for Canadian electricity, (d) renewal rate for US electricity, (e) attrition rate for Canadian natural gas, (f) attrition rate for US natural gas, (g) attrition rate for Canadian electricity, (h) attrition rate for US electricity, (i) Gross

- 25 - Margin per RCE for Canadian natural gas, (j) Gross Margin per RCE for Canadian electricity, (k) Gross Margin per RCE for U.S. natural gas, (l) Gross Margin per RCE for U.S. electricity and (m) general and administrative expenses, allocated at 30% thereof. A sample calculation of Key Assumption testing is attached hereto as Schedule I.1. “Key Assumption Variance Limit” means, in respect of any Key Assumption set out in clauses (a) through (m) in the definition of Key Assumption, variance by more than 10% (whether positive or negative) from the actual prior 12 - month period figure for such Key Assumption. “ Late Payment Rate ” means, in the case of amounts payable in Canadian Dollars, the then applicable Prime Rate Margin plus 2% and, in the case of amounts payable in US Dollars by the Canadian Borrower the then applicable US Base Rate Margin plus 2% or by the US Borrower the then applicable US Prime Rate Margin plus 2%. “ LC Facility ” means has the meaning set forth in Sec tion 2.03 . “ LC Facility Amount ” means <Redacted>. “ LC Fee ” has the meaning set forth in Sec tion 5.02(9). “ LC Lender ” means CIBC and EDC to the extent that EDC has acceded to the obligations, rights and benefits of the LC Lender pursuant to the operation of Sec tion 5.03. “ L/C Fronting Exposure ” has the meaning set forth in Sec tion 13.16(2). “ LDC Agreements ” means Collection Service Agreements and Transportation Agreements and the Electricity Service Agreements listed on Schedule G hereto as such agreements are in effect on the date hereof and as from time to time supplemented, amended restated or replaced from time to time and any such agreement entered into with LDCs after the date hereof, whether or not scheduled. “LDCs” means (i) local distribution companies to whom volumes of natural gas are delivered by an Obligor and with whom such Obligor has Transportation Agreements and Collection Service Agreements and (ii) local electricity distribution companies, which deliver electricity to Customers for and on behalf of an Obligor and with whom such Obligor has an Electricity Service Agreement. “ Lease Obligations ” means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any Right of Use Asset which obligations are required to be recorded on a balance sheet of such Person in accordance with IFRS 16. For the purposes of this Agreement, including all calculations of any Lease Obligations to be made hereunder, any lease which would be accounted for as an operating lease under the International Financial Reporting Standards as in effect on December 31, 2018 shall be, notwithstanding any subsequent change in the International Financial Reporting Standards, deemed to be accounted for as an operating lease under such prior IFRS rules (regardless of whether such lease is entered into or assumed before or after December 31, 2018) and the obligations thereunder shall not be Lease Obligations for the purpose of this Agreement.

- 26 - “ Lender Group Commitment ” means, with respect to a particular Lender Group, the amount set forth in Schedule A hereto as the Lender Group Commitment of such Lender Group under the Revolving Facilities as the same may be increased or reduced pursuant to this Agreement. “ Lender Groups ” means, collectively, (a) CIBC, (b) National Bank of Canada, (c) HSBC Bank Canada, (d) Morgan Stanley Senior Funding, Inc., and (e) any assignee of a Lender Group which has delivered an Assignment Agreement, and “ Lender Group ” means any one of the Lender Groups. “ Lender Hedge Provider ” means each financial institution that is a counterparty to a Hedge (including, for greater certainty, a Hedge that was entered into prior to the Effective Date) with an Obligor if at the time that such financial institution entered into such Hedge it was a Lender or an Affiliate of a Lender even if thereafter it ceases to be a Lender. “ Lender - Related Distress Event ” means, with respect to any Lender or any Person that directly or indirectly controls such Lender (each, a “ Distressed Person ”), (a) a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or (b) a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or (c) such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Authority), or (d) such Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such Governmental Authority, or (e) such Distressed Person becomes the subject of a Bail - In Action. “ Lenders ” means CIBC and the Persons from time to time designated in Schedule A annexed hereto as either a Canadian Lender, a US Lender, a Canadian Issuing Lender, a US Issuing Lender, the LC Lender, the Canadian Swingline Lender or the US Swingline Lender and reference to “Lender” in this Agreement may mean that Lender in its capacity as a Canadian Lender, a US Lender, a Canadian Issuing Lender, a US Issuing Lender, the LC Lender, the Canadian Swingline Lender or the US Swingline Lender, as the case may be, if the context so requires and “ Lender ” means any one of the Lenders and includes each of their successors and permitted assigns. “ Lenders’ Counsel ” means the firm of McCarthy Tétrault LLP or such other firm of legal counsel as the Agent may from time to time designate and any and all local agent counsel retained by McCarthy Tétrault LLP for and on behalf of the Agent. “ Letter of Credit Fee Rate ” means, with respect to a Letter of Credit, the annual percentage per annum indicated below the reference to “Letters of Credit” in the definition of “Applicable Margin” relevant to the period in respect of which determination is being made, as adjusted pursuant to the definition of “Applicable Margin”.

- 27 - “ Letters of Credit ” means a letter of credit or letter of guarantee issued by (a) a Canadian Issuing Lender pursuant to the Canadian Revolving Facility, (b) the US Issuing Lender pursuant to the US Revolving Facility, or (c) the LC Lender pursuant to the LC Facility, in each case, at the request and for the account of a Borrower under this Agreement; and “ Letter of Credit ” means any one thereof. “ Leverage Ratio Test ” has the meaning set forth in paragraph (e)(i)A of the definition of “Permitted Distribution”. “ LIBO Rate ” means, for each Interest Period for each LIBOR Advance, the interest rate expressed as a percentage rate per annum calculated on the basis of a 360 day year, equal to: (a) the rate set by ICE Benchmark Administration Limited (or any display substituted therefor or any successor thereto) for deposits in United States Dollars for a period comparable to such LIBOR Interest Period which appears on Bloomberg, currently the BBAM01 page (or such other page as the Agent, after consultation with the Lenders, will nominate which replaces that page for the purpose of displaying offered rates of leading banks for London inter - bank deposits in US Dollars) for a period comparable to such LIBOR Interest Period as of 11:00 a.m. (London, England time) on the second Business Day preceding the first day of such LIBOR Interest Period; or (b) if a rate is not determinable pursuant to clause (a) of this definition at the relevant time, as determined by the Agent, such rate, as determined by the Agent, to be the average (rounded upward, if necessary, to the nearest whole multiple of 1/16 of one percent per annum of the rates per annum) of the rates per annum at which deposits in US Dollars are offered by the principal lending office in London, England of the Agent to leading banks in the London inter - bank market at approximately 11:00 a.m. (London, England time) on the second Business Day preceding the first day of such LIBOR Interest Period for a period comparable to the LIBOR Interest Period and in an amount comparable to the amount of the LIBOR Advance to be outstanding during such LIBOR Interest Period; or (c) if the rate is not determinable pursuant to clause (a) or (b) of this definition at the relevant time in respect of the relevant period, Sec tion 2.14(2) will apply, provided however that in no event shall the LIBO Rate be less than zero (0). “ LIBO Rate Margin ” means, for any period, the applicable percentage rate per annum applicable to that period as indicated below the reference to “LIBOR Advance” in the definition of “Applicable Margin”, as adjusted pursuant to the definition of “Applicable Margin”. “ LIBOR Advance ” means an Advance in, or Conversion into, United States Dollars made by the Lenders to a Borrower with respect to which such Borrower has specified that interest is to be calculated by reference to the LIBO Rate . “ LIBOR Interest Period ” means an Interest Period applicable to any LIBOR Advance .

- 28 - “ Liquidity Test ” has the meaning set forth in paragra ph (e)(i)B of the definition of “Permitted Distribution”. “ Majority Lenders ” means Lenders holding at least 66⅔% of the Commitments under the Credit Facilities or if to be determined with respect to any Credit Facility, the Lenders holding at least 66⅔% of the Commitments under such Credit Facility, as applicable; provided that if at any time there are only two Lenders hereunder, “Majority Lenders” means both such Lenders or if to be determined with respect to any Credit Facility and at any time there are only two Lenders under such Credit Facility, “Majority Lenders” means both such Lenders. For greater certainty: (i) Lenders who are affiliated with the same financial institution shall be considered one Lender for the purposes of calculating “Majority Lenders” hereunder and (ii) Obligations under Hedges owing to Lender Hedge Providers shall be excluded from such determination . “ Material Adverse Effect ” means (a) a material adverse effect on the business, operations, properties, assets, or condition (financial or otherwise) of all Obligors on a consolidated basis; (b) an adverse effect on the legality, validity or enforceability of any of the Credit Documents which could reasonably be considered material having regard to the Credit Documents considered as a whole, including the validity, enforceability, perfection or priority of any Encumbrance created under any of the Security; (c) a material adverse effect on the right, entitlement or ability of the Obligors as a whole, to pay or perform any of its debts, liabilities or obligations under any of the Credit Documents; or (d) a material adverse effect on the right, entitlement or ability of the Agent or the Lenders to enforce their rights or remedies under any of the Credit Documents. For greater certainty, the following shall not constitute a Material Adverse Effect: (i) the restatement of JustEnergy’s financial statements for its Fiscal Year ended March 31, 2019 as described in Management’s Discussion and Analysis dated July 8, 2020; and (ii) the disclosure in Note 3(b) to JustEnergy’s audited financial statements for its Fiscal Year ended March 31, 2020 filed with SEDAR on July 8, 2020. “ Material Contracts ” means, collectively, (i) all material LDC Agreements; (ii) all Supplier Contracts, excluding (A) those Supplier Contracts that are immaterial (provided that the supply under Supplier Contracts excluded in this subparagraph (A) does not exceed, in the aggregate, 10% of the total supply under all Supplier Contracts) and (B) Supplier Contracts entered into by an Unrestricted Subsidiary; and (iii) any other agreement entered into by an Obligor which: (a) if not complied with or terminated, could reasonably be expected to have a Material Adverse Effect; or (b) is necessary for the business of an Obligor and not replaceable in the commercial marketplace on commercially reasonable terms. “ Material Licences ” means, collectively, each licence, permit or approval issued by any Governmental Authority, or any applicable stock exchange or securities commission, to any Obligor, the breach or default of which could reasonably be expected to result in a Material Adverse Effect. “ Maturity Date ” means the earliest to occur of the following; (i) December 31, 2023; and (ii) the date on which any Credit Facility is terminated pursuant to Section 11.02.

- 29 - “Maximum Facility Amount” means <Redacted>, as such amount shall be reduced pursuant to Sec tion 6.09 and may be additionally reduced pursuant to Sections 6.03, 6.06, 6.07 and 6.08 from time to time on a cumulative basis. “Modified Consolidated Basis” means the consolidated financial position or results of JustEnergy, the Borrowers and the Restricted Subsidiaries, as determined in accordance with GAAP. “ Moody’s ” means Moody’s Investors Service, Inc. and its successors. “ Net Gross Margin After Tax ” means the projected gross margin of Eligible Customer Contracts, net of projected administration costs and taxes. “ Non - Arm’s Length ” and similar phrases have the meaning attributed thereto for the purposes of the Income Tax Act (Canada); and “ Arm’s Length ” will have the opposite of such meaning. “ Non BA Lender ” means any Lender which is not a BA Lender. “ Non - Funding Lender ” means any Lender (i) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder and under the Credit Documents, or (ii) that has given verbal or written notice to the Borrowers, the Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party, or (iii) with respect to which one or more Lender - Related Distress Events has occurred, or (iv) with respect to which the Agent has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities, or (v) with respect to which the Agent has concluded, acting reasonably, and has advised the Lenders in writing that it is of the view that, there is a reasonable chance that such Lender shall become a “Non - Funding Lender” pursuant to any of (i), (ii) or (iii) above and that such Lender has been deemed a “Non - Funding Lender”. “ Obligations ” means, with respect to any Obligor, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization whether or not allowed or allowable as a claim in any such case, proceeding or other action) to each of the Agent, the Lenders, the Lender Hedge Providers and each of them under, in connection with, relating to or with respect to each of the Credit Documents, and any unpaid balance thereof; provided, however, that, with respect to any Guarantor, Obligations guaranteed by such Guarantor shall exclude all Excluded Swap Obligations. “ Obligors ” means, collectively, the Borrowers and the Guarantors and each of their respective successors and assigns and “ Obligor ” means any one of them. “ OFAC ” means The Office of Foreign Assets Control of the US Department of Treasury.

- 30 - “ Operating Budget ” means (i) the annual operating budget of JustEnergy in substantially the form attached hereto as Schedule L, consisting of a statement of cash available for distribution and a cash flow forecast and (ii) forecasted calculations in respect of each Fiscal Quarter for the purposes of (A) the financial covenants in Sec tion 9.02 and (B) Section 9.05(4) (and which, for greater certainty, shall include in respect of all Unrestricted Subsidiaries of JustEnergy only separate select information concerning the RCE’s and Gross Margin (as if such definition applied to Unrestricted Subsidiaries mutatis mutandis ) of such Unrestricted Subsidiaries calculated on an annual basis). “ Organizational Documents ” means, with respect to any Person, such Person’s articles or other charter documents, by - laws, unanimous shareholder agreement, partnership agreement, joint venture agreement, operating agreement, limited liability company agreement or trust agreement, as applicable, and any and all other similar agreements, documents and instruments relative to such Person, setting forth the manner of election or duties of the directors, officers or managing members of such Person or the designation, amount or relative rights, limitations and preferences of any equity interests of such Person. “ Original Closing Date ” means November 1, 2004. “ Other Connection Taxes ” means, with respect to any recipient, Taxes imposed as a result of a former or present connection between such recipient and the jurisdiction imposing the Tax (other than connections arising from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Advance or Credit Document). “ Paid in Kind ” means, with respect of any payments in respect of the 2020 Subordinated Debt (including any Subordinated Debt Fees) or the <Redacted> Subordinated Notes, payments made in kind (and not in cash) and added and capitalized to the outstanding principal amount of such Debt. “ Participant ” has the meaning set forth in Sectio n 15.03(1). “ Participant Register ” has the meaning set forth in Section 15.03(3). “ Patriot Act ” has the meaning set forth in Section 8.01(42). “ PB Plan ” means the Performance Bonus Plan under which employees and sales representatives are awarded securities of JustEnergy as bonuses, as amended or replaced from time to time. “ Pending Event of Default ” means an event which, but for the requirement for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition subsequent to such event, would constitute an “Event of Default”. “ Permitted Asset Dispositions ” means Dispositions by an Obligor of: (a) tangible personal property in the normal course of its Business for fair market value and on customary trade terms;

- 31 - (b) any Property pursuant to a Designated Disposition; (c) tangible personal property other than pursuant to clauses (a), (b) or (d) hereof where the value of all such Property Disposed in any Fiscal Year pursuant to this clause (c) does not exceed in the aggregate <Redacted>; (d) tangible or intangible personal property to any other Obligor; (e) Billed Accounts Receivable and Sold Unbilled Accounts Receivable under the Customer Contracts to LDCs in accordance with the LDC Agreements; (f) intangible personal property, other than pursuant to clauses (c) and (d) hereof, in the normal course of its Business for fair market value where the value of all such intangible property disposed in any Fiscal Year by all Obligors does not exceed <Redacted> in the aggregate; or (g) all of the shares or equity interests in, or all or substantially all of the Property of, EdgePower Inc. (collectively, the “ EdgePower Property ”) so long as the following conditions are satisfied: (i) no Pending Event of Default or Event of Default has occurred and is continuing at the time of such Disposition or will arise as a result of the implementation of any of the transactions contemplated by such Disposition; (ii) JustEnergy, the Borrowers and the Restricted Subsidiaries shall have received all necessary consents and approvals of any Governmental Authorities and other third parties (including the Priority Suppliers) required for JustEnergy, the Borrowers and the Restricted Subsidiaries to consummate such Disposition and release of the Security over the shares, equity interests and Property of EdgePower Inc.; (iii) such Disposition will be on Arm’s Length terms; and (iv) the net after - tax proceeds arising from such Disposition shall be subject to Section 6.07 of this Agreement. “Permitted Debt” means: (a) Debt under this Agreement; (b) Hedges permitted hereunder; (c) Debt in respect of Purchase Money Security Interests and Lease Obligations in an outstanding amount not to exceed <Redacted> in the aggregate for all Obligors; (d) Existing Intercompany Debt; (e) Future Intercompany Debt; (f) Permitted Unrestricted Subsidiary Debt; (g) the 2020 Subordinated Debt;

- 32 - (h) guarantees of any Debt (other than in respect of the <Redacted> Subordinated Notes) otherwise permitted hereunder; ( i) Debt under (i) Canadian Dollar corporate credit cards of the Obligors provided that the amount of all such Debt at no time exceeds <Redacted> in the aggregate for all Obligors and (ii) US Dollar corporate credit cards of the Obligors provided that the amount of all such Debt at no time exceeds <Redacted> in the aggregate for all Obligors; ( j) the Alberta Utilities Commissions Debt; (k) the EDC Indemnity; ( l) the <Redacted> Subordinated Notes, provided that the trustee of the <Redacted> Subordinated Notes has issued a confirmation in favour of the Agent that the Obligations constitute “Senior Indebtedness” under the <Redacted> Subordinated Notes Indenture; and (m) Debt consented to in writing by the Majority Lenders from time to time. “Permitted Distributions” means: (a) Distributions from one Obligor to another Obligor; (b) Distributions by way of issuance of common shares or preferred shares of JustEnergy to the public (including, for greater certainty, by way of private placement); (c) non - cash Distributions of Share Based Compensation; (d) non - cash Distributions under the Restricted Share Grant Plan, the PB Plan or under the Deferred Compensation Plan; and (e) bi - annual payments of interest in respect of the 2020 Subordinated Debt and the Subordinated Debt Fees (collectively, the “ Subordinated Payments ” and each a “ Subordinated Payment ”); provided that, ( i) one hundred percent (100%) of each Subordinated Payment shall be Paid in Kind, unless the following conditions are satisfied: A. the Average Net Senior Debt Utilization to EBITDA Ratio at the end of the Fiscal Quarter immediately preceding the Fiscal Quarter in which such Subordinated Payment is due and payable is less than 1.00:1.00 (the “ Leverage Ratio Test ”); B. the amount of cash or Cash Equivalents (determined on a Modified Consolidated Basis) plus the undrawn amount of the Credit Facilities (the “ Total Liquidity ”) at the time of making such

- 33 - Subordinated Payment, after taking into account the amount required to make such Subordinated Payment in cash, would be on a pro forma basis equal to or greater than <Redacted> (the “ Liquidity Test ”); C. the due date for such Subordinated Payment is on or after March 31, 2022; D. no Pending Event of Default or Event of Default has occurred and is continuing or will arise as a result of making such Subordinated Payment ; and E. the Agent will have received a certificate of an officer of the Borrowers certifying as to the matters set forth in paragraphs A to D above and attaching supporting calculations in reasonable detail where applicable. ( ii) in the event that both the Leverage Ratio Test and the Liquidity Test are satisfied (i) with respect to the Subordinated Payment that is due and payable on March 31, 2022, fifty percent (50%) of such Subordinated Payment may be made in cash with the remaining fifty percent (50%) to be Paid in Kind, (ii) with respect to the Subordinated Payment that is due and payable on September 30, 2022, fifty percent (50%) of such Subordinated Payment may be made in cash with the remaining fifty percent (50%) to be Paid in Kind, (iii) with respect to the Subordinated Payment that is due and payable on March 31, 2023, one hundred percent (100%) of such Subordinated Payment may be made in cash, and (iv) with respect to the Subordinated Payment that is due and payable on September 30, 2023, one hundred percent (100%) of such Subordinated Payment may be made in cash; provided that in each case, A. no Pending Event of Default or Event of Default shall have occurred and be continuing or arise as a result of making such Subordinated Payment; and B. the Agent shall have received a certificate of an officer of the Borrowers certifying as to the satisfaction of the Leverage Ratio Test and the Liquidity Test and the matters set forth in the foregoing paragraph (A), and attaching supporting calculations in reasonable detail where applicable; and ( iii) for greater certainty, each Subordinated Payment that is due and payable on a date that is prior to March 31, 2022 shall be fully Paid in Kind and under no circumstances shall any Subordinated Payment (or any portion thereof) be paid in cash or Cash Equivalents before March 31, 2022; (f) Distributions on the account of any Alberta Utilities Commission Debt, provided that each such Distribution shall be made solely with the proceeds of the

- 34 - payments received by the Obligors from their Customers in the Province of Alberta under the applicable Customer Contracts; and (g) interest payments on the <Redacted> Subordinated Notes that are Paid in Kind. “ Permitted Encumbrances ” means, with respect to any Person, the following: (a) Encumbrances for Taxes not yet due or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, they are not yet delinquent or the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person for which reasonable reserves under GAAP are maintained; (b) Encumbrances in respect of claims for unpaid wages, vacation pay, worker’s compensation, unemployment insurance premiums, pension plan contributions, employee or non - resident withholding tax source deductions, realty taxes (including utility charges and business taxes which are collectable like realty taxes), unremitted goods and services taxes, provincial sales taxes, customs duties or similar statutory obligations secured by an Encumbrance on any Obligor’s assets ranking prior to or pari passu with the Security, but only if the obligations secured by such Encumbrances are paid before they become delinquent or they are being contested diligently and in good faith by appropriate proceedings by that Person for which reasonable reserves under GAAP are maintained; (c) undetermined or inchoate liens, rights of distress and charges incidental to current operations which relate to obligations not yet due, or if due, they are not yet delinquent or the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person or they do not exceed <Redacted> in the aggregate; (d) the Encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workmen’s compensation, unemployment insurance, letters of credit, surety or appeal bonds, or costs of litigation when required by law in any case not to exceed <Redacted> or the Equivalent Amount in US$ in aggregate outstanding at any time, liens and claims incidental to current construction, mechanics’, warehousemen’s, landlords’, carriers’, surety bonds and other similar liens, and public, statutory and other like obligations incurred in the ordinary course of business; (e) the Encumbrance created by a judgment of a court of competent jurisdiction, so long as the same does not result in an Event of Default; (f) Encumbrances on real property which consist of (i) reservations, limitations, provisos and conditions expressed in the original grant from the Crown, (ii) any general qualifications to title imposed under the land registry system in which any real property is situate, (iii) any encroachments, variations in description or by - law infractions which might be revealed by an up - to - date survey of the real property, (iv) any agreement with a municipality with respect to the development

- 35 - of the buildings, fixtures and improvements on the real property, (v) restrictions or restrictive covenants disclosed by registered title, (vi) any easement or right - of - way disclosed by registered title and (vii) any easement for the supply of utilities to the real property; (g) liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the ordinary course of conducting day - to - day banking business in relation to deposit accounts (including segregated deposit accounts for Customers if required by Applicable Law) or other funds maintained with a financial institution; (h) the Security; ( i) Purchase Money Security Interests and Encumbrances securing Lease Obligations, provided that the aggregate outstanding amount of Debt secured thereby or arising thereunder does not exceed <Redacted> or the Equivalent Amount in US$ at any time; ( j) security securing Existing Intercompany Debt or Future Intercompany Debt if required pursuant to Section 10.02; (k) any Encumbrance granted by any Obligor to LDCs in respect of Billed Accounts Receivable under the Customer Contracts that have been sold to LDCs and for which LDCs are obligated to pay for following such sale in accordance with Collection Service Agreements as permitted by Section 9.04(1); ( l) any Encumbrance granted by any Obligor to LDCs in respect of Sold Unbilled Accounts Receivable under the Customer Contracts that have been sold to LDCs and for which LDCs are obligated to pay for following such sale in accordance with Collection Service Agreements as permitted by Section 9.04(1); (m) any Encumbrance granted by any Obligor to LDCs in respect of Unbilled Accounts Receivable in accordance with Collection Service Agreements, provided that the aggregate value of such Unbilled Accounts Receivable Encumbered at any time shall not exceed <Redacted>; (n) any Encumbrance granted by any Obligor to LDCs in respect of Cash Security Deposits in accordance with Collection Service Agreements, provided that the aggregate value of such Cash Security Deposits Encumbered at any time shall not exceed <Redacted>; (o) any Encumbrance granted by an Obligor to an LDC in respect of natural gas in storage with such LDC if required by such LDC or the tariff applicable to such LDC; provided that the aggregate volume of such natural gas in storage so Encumbered shall not at any time exceed 10% of the aggregate volume of all such natural gas in storage;

- 36 - (p) Encumbrances over Credit Card Payment Accounts to secure obligations of certain Obligors to certain deposit banks pursuant to merchant services agreements; (q) Encumbrances over any and all cash, monies and interest bearing instruments delivered to, deposited with or held by an exchange for natural gas and any rights to payment or performance owing from an exchange for natural gas including, without limitation, accounts payable owed by the exchange to an Obligor to the extent that such proceeds are to be used as security for future transactions and all proceeds of any of the foregoing, provided that the aggregate value of such Encumbrances at any time shall not exceed <Redacted>; and (r) such other Encumbrances as agreed to in writing by the Lenders in accordance with this Agreement. “Permitted Unrestricted Subsidiary Debt” means Debt owing by the Obligors to Unrestricted Subsidiaries in an amount not to exceed <Redacted> in the aggregate at any time; provided that such Debt is subordinated and postponed to the Obligations pursuant to the terms of a Subordination Agreement. “ Person ” is to be broadly interpreted and will include an individual, a corporation, a limited liability company, an unlimited liability company, a partnership, a trust, an incorporated organization, a joint venture, financial institution, the government of a country or any political subdivision of a country, or an agency or department of any such government, any other Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity. “ Pledged Securities ” means all of the issued and outstanding equity (whether in the form of shares in capital stock, partnership interests, trust units or otherwise) held by any Obligor in any other Obligor and all Future Intercompany Equity. “ Prime Rate ” means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 or 366 days, as applicable, which is equal at all times to the greater of (a) the reference rate of interest (however designated) of the Agent for determining interest chargeable by it on Canadian Dollar commercial loans made in Canada; and (b) 1.0% above CDOR from time to time for one month Canadian Dollar bankers’ acceptances. “ Prime Rate Advance ” means an Advance in or a Conversion into Canadian Dollars made by the Lenders to the Canadian Borrower with respect to which the Canadian Borrower has specified that interest is to be calculated by reference to the Prime Rate. “ Prime Rate Margin ” means, for any period, the applicable percentage rate per annum applicable to that period as indicated below the reference to “Prime Rate Advance” in the definition of “Applicable Margin”, as adjusted pursuant to the definition of “Applicable Margin”. “ Priority Suppliers ” means, the Shell Energy Entities (as defined in the Intercreditor Agreement) and the Other Commodity Suppliers (as defined in the Intercreditor Agreement).

- 37 - “ Priority Supplier Payables ” means all accrued amounts that remain unpaid and owing to the Priority Suppliers for the physical supply of electricity or gas that has been delivered to a Customer. “ Priority Supplier Payables Certificate ” means the certificate required pursuant to Section 9.03(10), substantially in the form annexed as Schedule O and signed by a senior officer of the Canadian Borrower. “ Proceedings ” means the proceedings commenced by JustEnergy on July 8, 2020 under section 192 of the Canada Business Corporations Act before the Ontario Superior Court of Justice (Commercial List) in Toronto, Ontario. “ Property ” means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, including, for greater certainty, (i) any share in the capital of a corporation or ownership interest in any other Person and (ii) its interest under all Supplier Contracts, LDC Agreements and related permits. “ Proportionate Share ” means in respect of each Lender from time to time, (a) with respect to a Credit Facility or each Credit Facility, the percentage of such Credit Facility or of each of the Credit Facilities, as the case may be, which a Lender has agreed to advance to the Borrowers, determined by dividing the Lender’s Commitment in respect of such Credit Facility or of each of the Credit Facilities, as the case may be, by the aggregate of all of the Lenders’ Commitments with respect to such Credit Facility or each of the Credit Facilities, (b) with respect to an Advance, such percentage of the Credit Facility (determined in accordance with paragraph (a) above, less the amount of the Canadian Swingline Facility and the US Swingline Facility) under which such Advance is made, (c) with respect to the Obligations, pro rata in accordance with the aggregate unpaid amount of the Obligations owed to such Lender, and (d) with respect to any reduction in the Maximum Facility Amount and the Commitment of such Lender, the percentage obtained by dividing such Lenders’ aggregate Commitments in respect of all of the Credit Facilities by the Maximum Facility Amount then in effect. “ Purchase Money Security Interest ” means an Encumbrance created or assumed by an Obligor securing Debt incurred to finance the unpaid acquisition price (including any installation costs or costs of construction) of Property provided that (a) such Encumbrance is created substantially concurrently with the acquisition of such Property, (b) such Encumbrance does not at any time encumber any Property other than the Property and the proceeds thereof financed or refinanced (to the extent the principal amount is not increased) by such Debt, (c) the amount of Debt secured thereby is not increased subsequent to such acquisition, and (d) the principal amount of Debt secured by any such Encumbrance at no time exceeds 100% of the original purchase price of such Property at the time it was acquired, installed or constructed and for the purposes of this definition the term “acquisition” will include a lease in respect of a Right of Use Asset and the term “acquire” will have a corresponding meaning. “ Qualified ECP Guarantor ” means, in respect of any Swap Obligation, each Obligor that has total assets exceeding <Redacted> at the time the relevant Guarantee or grant of the relevant security interest becomes effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any

- 38 - regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act. “ RCE ” means a residential customer equivalent which is a unit of measurement to a customer using, as regards natural gas, 2 , 815 m 3 (or 106 GJ’s) of natural gas on an annual basis and, as regards electricity, 10 , 000 kWh of electricity on an annual basis, which represents respectively the approximate amount of gas and electricity used by a typical household . “ Recapitalization Plan ” means the plan of arrangement in respect of JustEnergy pursuant to the Canada Business Corporations Act , which plan shall be consistent with the Recapitalization Term Sheet and in form and substance satisfactory to the Agent, acting reasonably. “ Recapitalization Term Sheet ” means the “recapitalization transaction” term sheet attached as Schedule “A” to the eighth amendment to eighth amended and restated credit agreement and consent agreement dated as of July 8, 2020 between the Obligors, the Agent and the Lenders, as such recapitalization term sheet was amended pursuant to the “CBCA Plan Amendments” term sheet attached as Schedule “A” to the consent agreement dated as of August [26] , 2020 between the Obligors, the Agent and the Lenders. “ Receiving Lender ” has the meaning set forth in Sec tion 13.12 . “ Register ” has the meaning set forth in Section 15.02(3). “ Release ” means a “release”, as such term is defined in CERCLA. “ Relevant Jurisdiction ” means, from time to time, with respect to a Person that is granting Security hereunder, any province or territory of Canada, any state of the United States or the District of Columbia, or any other country or political subdivision thereof, in which such Person has its jurisdiction of formation, chief executive office, registered office or chief place of business or has tangible Property (other than vehicles) and, for greater certainty, at the Effective Date includes the jurisdictions set forth in Schedule 8.01(19). “ Relevant Quarter ” has the meaning set forth in the definition of Applicable Margin. “ Repayment Notice ” means the notice substantially in the form annexed hereto as Schedule C. “ Requirements of Environmental Law ” means all requirements of the common law or of statutes, regulations, by - laws, ordinances, treaties, judgments and decrees, and (to the extent that they have the force of law) rules, policies, guidelines, orders, approvals, notices, permits, directives, and the like, of any federal, territorial, provincial, state, regional, municipal or local judicial, regulatory or administrative agency, board or governmental authority in Canada, the United States and any other jurisdiction in which any Obligor has operations or assets relating to environmental or occupational health and safety matters (as they relate to exposure to a Hazardous Substance) and the assets and undertaking of any Obligor and the intended uses thereof in connection with such matters, including but not limited to, all such requirements relating to: (a) the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater); (b) solid, gaseous or liquid waste generation, handling,

- 39 - treatment, storage, disposal or transportation; (c) consumer, occupational or public safety and health (as they relate to exposure to a Hazardous Substance); and (d) Hazardous Substances or conditions (matters that are prohibited, controlled or otherwise regulated, such as contaminants, pollutants, toxic substances, dangerous goods, wastes, hazardous wastes, liquid industrial wastes, hazardous materials, petroleum and other materials such as urea formaldehyde and polyurethane foam insulation, asbestos or asbestos - containing materials, polychlorinated biphenyls (PCBs) or PCB contaminated fluids or equipment, lead based paint, explosives, radioactive substances, petroleum and associated products, above ground and underground storage tanks or surface impoundments). “ Requirements of Law ” means, as to any Person, any Applicable Law, or determination of a Governmental Authority having the force of law, in each case applicable to or binding upon such Person or any of its business or Property or to which such Person or any of its business or Property is subject. “ Residential Customer ” means a Customer with annual consumption of 15 RCEs or less. “ Resolution Authority ” means, (a) with respect to any EEA Financial Institution, an EEA Resolution Authority, or (b) with respect to any UK Financial Institution, a UK Resolution Authority . “ Restricted Share Grant Plan ” means the 2010 restricted share grant plan pursuant to which restricted common shares of JustEnergy are granted to senior officers and service providers to JustEnergy and to senior officers of JustEnergy’s Subsidiaries and Affiliates, as supplemented, amended or restated from time to time . “ Restricted Subsidiary ” means each direct or indirect Subsidiary of JustEnergy that is not an Unrestricted Subsidiary and for greater certainty, includes (i) the Obligors (but for greater certainty does not include JustEnergy), and (ii) any Subsidiary formed or acquired by any Obligor following the Effective Date. “ Restricted Subsidiary Subordination Agreement ” means the second amended and restated subordination and postponement of inter - corporate debt agreement dated as of October 2, 2013 between the Obligors and the Collateral Agent, whereby the Obligors subordinate and postpone certain Debt of the Obligors including (i) any Existing Intercompany Debt; and (ii) any Future Intercompany Debt, to Senior Debt (as defined therein), as such agreement may be supplemented, amended or restated from time to time. “ Revolving Facilities ” means the Canadian Revolving Facility and the US Revolving Facility collectively and “ Revolving Facility ” means either one of them . “ Revolving Period ” means the period starting on the Effective Date and extending to the earlier of the Maturity Date and the date on which the Credit Facilities are terminated pursuant to Sec tion 11.02 . “ Right of Use Asset ” means, with respect to any Person, any asset that is leased by such Person and constituting a right of use asset pursuant to IFRS 16 .

- 40 - “ Rollover ” means a rollover of a maturing Bankers’ Acceptance into a new Bankers’ Acceptance or BA Equivalent Note, as applicable, or the rollover of a maturing LIBOR Advance into a new LIBOR Advance. “ Rollover Date ” means the date of commencement of a new Interest Period applicable to a Bankers’ Acceptance, BA Equivalent Note or a LIBOR Advance that is being rolled over. “ Rollover Notice ” means the Notice of Request for Advance substantially in the form annexed hereto as Schedule B to be given to the Agent by the Canadian Borrower in connection with the Rollover of a Bankers’ Acceptance, BA Equivalent Note or a LIBOR Advance or by the US Borrower to the Agent in connection with the Rollover of a LIBOR Advance. “ Sanctioned Person ” means a person named on the list of Specially Designated Nationals maintained by OFAC or otherwise designated under Sanctions Laws. “ Sanctions Event ” has the meaning set forth in Sec tion 8.01(40). “ Sanctions Laws ” means any economic, trade or financial sanctions or trade embargoes imposed, administered or enforced from time to time under laws and executive orders of the Canadian government (including without limitation including under the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) and the Criminal Code (Canada) and, in each case, the regulations promulgated thereunder), the United States government, or any other relevant sanctions authority. “ S&P ” means Standard & Poor’s Ratings Services, a division of The McGraw - Hill Companies, Inc. and its successors. “ Schedule I Lenders ” means a bank which is chartered under the Bank Act (Canada) and named in Schedule I thereto. “ Security ” means (i) all security held from time to time by the Collateral Agent on behalf of the Agent, the Lenders, and the Lender Hedge Providers and other Persons party to the Intercreditor Agreement, securing or intended to secure directly or indirectly, among other things, repayment of the Obligations and includes all security described in Article 10, Schedule 10.01 and all supplements, amendments, restatements or replacements of such security and (ii) all guarantees held from time to time by or on behalf of the Lenders or the Agent on behalf of the Lenders and the Lender Hedge Providers, guaranteeing the Obligations and includes all guarantees described in Article 10, Schedule 10.01 and all supplements, amendments, restatements, replacements of such guarantees. “ Security Documents ” means the documents evidencing the Security, including, without limitation, the documents referred to in Article 10, in each case, as may be amended, restated, modified, supplemented or replaced from time to time. “Senior Debt” means Total Debt minus (i) the 2020 Subordinated Debt; and (ii) the <Redacted> Subordinated Notes, all as determined on a Modified Consolidated Basis in accordance with GAAP.

- 41 - “ Senior Debt to EBITDA Ratio ” means, for any Four Quarter Period, the ratio of Senior Debt as at the last day of the applicable Four Quarter Period to EBITDA in respect of such Four Quarter Period. “ Share Based Compensation ” means compensation paid by JustEnergy to the directors, officers, full - time employees and service providers of JustEnergy and JustEnergy’s Subsidiaries and Affiliates in the form of common shares pursuant to the Share Option Plan, the Restricted Share Grant Plan, the PB Plan or the Deferred Compensation Plan. “ Share Option Plan ” means the share option plan pursuant to which common shares of JustEnergy are granted to directors, officers and full - time employees of and service providers to JustEnergy and its Subsidiaries and Affiliates, as supplemented, amended or restated from time to time. “ Shell Energy ” means Shell Energy North America (Canada) Inc., formerly known as Coral Energy Canada Inc. “ Shell Energy Security ” means the security granted by JEC in favour of Shell Energy pursuant to (i) an amended and restated security agreement dated as of October 29, 2004 between JEC and Shell Energy, as supplemented, amended or restated from time to time and (ii) a security agreement dated April 5, 2002 between Ontario Savings Electric Corporation (a predecessor of JEC), each as assigned by JEC to the Canadian Borrower pursuant to the JEC Assignment Agreement or otherwise, and as assigned by Shell Energy to the Collateral Agent pursuant to an assignment and assumption agreement dated as of November 1, 2004, as assumed by JustEnergy pursuant to the Arrangement Agreement, and as further supplemented, amended or restated from time to time. “ Sold Unbilled Accounts Receivable ” means all present and future amounts that have not yet been billed to a Customer in respect of gas, electricity or JustGreen Products that has been delivered to such Customer pursuant to a Customer Contract and which have been assigned or sold to an LDC concurrently with the delivery of such gas, electricity or JustGreen Products and which are subject to a Collection Service Agreement. “ Specified Canadian Pension Plan ” means any Canadian Pension Plan which contains a “defined benefit provision”, as defined in subsection 147.1(1) of the Income Tax Act (Canada). “ Subordinated Debt Fees ” means, with respect to or in connection with the Subordinated Facility Agreement, (a) the annual administrative payment payable by JustEnergy to National Bank of Canada or any replacement administrative agent (in its capacity as administrative agent under the Subordinated Facility Agreement), for the account and benefit of each lender party thereto, in an aggregate amount not to exceed 1.00% of the average daily drawn principal amount under the Subordinated Facility Agreement in any Fiscal Year; and (b) the lead lender annual partnership payment payable by JustEnergy to lenders under the Subordinated Facility Agreement in an aggregate amount not to exceed 0.20% of the average daily drawn principal amount under the Subordinated Facility Agreement in any Fiscal Year. “ Subordinated Facility Agreement ” means the unsecured amended and restated loan agreement dated as of September [ Ɣ ], 2020 between National Bank of Canada, as administrative

- 42 - agent, Sagard Credit Partners, LP and the other lenders party thereto, as lenders, and JustEnergy, as borrower, as may be supplemented, modified, amended or restated from time to time in accordance with the terms of this Agreement and the 2020 Subordinated Debt Subordination Agreement. “ Subordination Agreement ” means any subordination and postponement agreement substantially in the form attached hereto as Schedule N, as such agreement may be supplemented, amended or restated from time to time. “ Subsidiary ” means, at any time, as to any Person, any other Person, if at such time the first mentioned Person owns, directly or indirectly, alone or together with one or more of its Affiliates, securities or other ownership interests in such other Person having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and will include any other Person in like relationship to a Subsidiary of such first mentioned Person. “ Supplier Contracts ” means contracts between any Obligor and a supplier of natural gas, electricity or JustGreen Products, including, without limitation, the natural gas sales agreement dated as of October 15, 1998 between JEC and Shell Energy, as amended by amending agreements dated as of September 26, 2001 and January 15, 2004 between the Canadian Borrower and Shell Energy, and as assigned to the Canadian Borrower pursuant to the JEC Assignment Agreement, as supplemented, amended or restated from time to time in accordance with the terms of this Agreement. “ Supply Commitments ” means, at any time, the amount of natural gas, electricity or JustGreen Products anticipated to be deliverable by the Obligors to Customers under (i) committed existing Customer Contracts; (ii) supplied but not flowing renewals of expiring Customer Contracts; and (iii) supplied but not flowing new Customer Contracts. “ Swap Obligation ” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act. “ Take - Over Bid ” means either (a) an offer to acquire outstanding publicly - held voting or equity securities of a class of a Person where the securities that are the subject of such offer, together with the offeror’s securities, constitute at least 20% of the outstanding securities of that class of securities on the date the offer is made, or (b) any other event which is a take - over bid within the meaning attributed to such term by any law, treaty, rule, regulation, or requirement of any stock exchange or securities commission, or determination of any arbitrator, court, stock exchange, securities commission or other Governmental Authority, in each case, applicable to or binding on any Borrower. “ Tax ” or “ Taxes ” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, capital, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, royalties, duties, deductions, compulsory loans or similar charges in the

- 43 - nature of a tax, including Canada Pension Plan and provincial pension plan contributions, employment insurance payments and workers compensation premiums, together with any instalments, and any interest, fines and penalties, imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities) in respect thereof, whether disputed or not. “ Threshold Amount ” means, at any time, an Aggregate Swap Exposure equal to <Redacted>. “Total Debt” means all Debt of the Borrowers but, for the avoidance of doubt, excludes (i) Debt arising under Hedges, (ii) the principal amount outstanding of all Existing Intercompany Debt, Future Intercompany Debt and Permitted Unrestricted Subsidiary Debt, (iii) Debt arising under the EDC Indemnity, and (iv) the Alberta Utilities Commission Debt, all as determined on a Modified Consolidated Basis in accordance with GAAP. “ Total Debt to EBITDA Ratio ” means, for any Four Quarter Period, the ratio of Total Debt as at the last day of the applicable Four Quarter Period to EBITDA in respect of such Four Quarter Period . “ Total Interest Expense ” of the Borrowers means, for any period and on a Modified Consolidated Basis, without duplication, the aggregate amount of interest and other financing charges accrued or actually paid by the Borrowers, during such period with respect to Debt including interest, discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees and the interest charges with respect to Lease Obligations, all as determined in accordance with GAAP. “ Total Liquidity ” has the meaning set forth in paragraph (e)(i)B of the definition of “Permitted Distribution” . “ Transportation Agreements ” means, collectively, the transportation agreements entered into between the Obligors and LDCs (or entered into between JEC and LDCs and assigned to the Canadian Borrower pursuant to the JEC Assignment Agreement) providing for the delivery of gas provided by an Obligor to its Customers and related matters, as supplemented, amended or restated from time to time in accordance with the terms of this Agreement. “ UK Financial Institution ” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms. “ UK Resolution Authority ” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution. “ Unbilled Accounts Receivable ” means all present and future amounts in respect of gas or electricity or JustGreen Products that have been delivered to a Customer pursuant to a Customer

- 44 - Contract, and that have not yet been billed to such Customer or assigned or sold to an LDC pursuant to a Collection Service Agreement, and which, for greater certainty, remain an asset of an Obligor. “ United States Dollars ”, “ US Dollars ” and “ US$ ” means the lawful money of the United States of America. “ Unrestricted Subsidiaries ” means the direct or indirect Subsidiaries of JustEnergy that were designated as Unrestricted Subsidiaries prior to the Effective Date and are described as such on Schedule 8 . 01 (16) . “ US Assignment Agreement ” means an assignment agreement substantially in the form of Schedule F to this Agreement. “ US Base Rate ” means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 days or 366 days, as applicable, which is equal at all times to the greater of (a) the reference rate of interest (however designated) of the Agent for determining interest chargeable by it on United States Dollar commercial loans in Canada and (b) the sum of (i) the Federal Funds Effective Rate and (ii) 0.50% per annum. “ US Base Rate Advance ” means an Advance in, or Conversion into United States Dollars made by the Lenders to the Canadian Borrower with respect to which the Canadian Borrower has specified that interest is to be calculated by a reference to US Base Rate. “ US Base Rate Margin ” means, for any period, the applicable percentage rate per annum applicable to that period as indicated below the reference to “US Base Rate Advance” in the definition of “Applicable Margin”, as adjusted pursuant to the definition of “Applicable Margin”. “ US Borrower ” means the US Borrower hereunder, being Just Energy (U . S . ) Corp . , a Delaware corporation and includes its successors by merger or otherwise . “ US Issuing Lender ” means CIBC US (solely in respect of the Existing CIBC US Letters of Credit and not any Letters of Credit issued after April 18, 2018), CIBC, National Bank of Canada and any other US Lenders approved by each of the US Borrower and the Agent, and any successor Lender, in its capacity as such. “ US Lenders ” means the Lenders designated as such in Schedule A annexed hereto providing the US Revolving Facility to the US Borrower pursuant to this Agreement. “ US Pension Plan ” means a “pension plan”, as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA), and to which an Obligor, or any corporation, trade or business that is, along with any other Person, a member of a Controlled Group, may reasonably be expected to have liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

- 45 - “ US Prime Rate ” means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 days or 366 days, as applicable, which is equal at all times to the greater of (a) the reference rate of interest (however designated) of the Agent for determining interest chargeable by it on United States Dollar commercial loans in the United States and (b) the sum of (i) the Federal Funds Effective Rate and (ii) 1.0% per annum. “ US Prime Rate Advance ” means an Advance or a Conversion of an Advance in United States Dollars made by a US Lender to the US Borrower with respect to which the US Borrower has specified that interest is to be calculated by reference to the US Prime Rate. “ US Prime Rate Margin ” means, for any period, the applicable percentage rate per annum applicable to that period as indicated below the reference to “US Prime Rate Advance” in the definition of “Applicable Margin”, as adjusted pursuant to the definition of “Applicable Margin”. “ US Revolver Amount ” means the amount set forth in Schedule A hereto as the “Total Commitment” for the US Revolving Facility. “ US Revolving Facility ” has the meaning set forth in Sec tion 2.02 . “ US Swingline Facility ” has the meaning set forth in Section 2.06(1). “ US Swingline Lender ” means any Lender that agrees, with the approval of the Agent and the Borrowers, to act as the US Swingline Lender hereunder. “ US Swingline Loan ” has the meaning set forth in Sec tion 2.06(2). “ US Welfare Plan ” means a “welfare plan”, as such term is defined in Section 3(1) of ERISA. “ Withholding Agent ” means any Obligor and the Agent. “ Write - Down and Conversion Powers ” means, (a) with respect to any EEA Resolution Authority, the write - down and conversion powers of such EEA Resolution Authority from time to time under the Bail - In Legislation for the applicable EEA Member Country, which write - down and conversion powers are described in the EU Bail - In Legislation Schedule, and (b) with respect to any UK Resolution Authority, any powers of such UK Resolution Authority from time to time under the Bail - In Legislation for the United Kingdom to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail - In Legislation that are related to or ancillary to any of those powers. “ Year - Five Period ” means, for any Eligible Customer Contract, at any month end, the twelve month period immediately succeeding the end of the Year - Four Period. “ Year - Four Period ” means, for any Eligible Customer Contract, at any month end, the twelve month period immediately succeeding the end of the Year - Three Period.

- 46 - “ Year - One Period ” means, for any Eligible Customer Contract, at any month end, the immediately succeeding twelve month period. “ Year - Three Period ” means, for any Eligible Customer Contract, at any month end, the twelve month period immediately succeeding the end of the Year - Two Period. “ Year - Two Period ” means, for any Eligible Customer Contract, at any month end, the twelve month period immediately succeeding the end of the Year - One Period. 2. Headings The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement. 3. Number Words importing the singular number only will include the plural and vice versa , words importing the masculine gender will include the feminine and neuter genders and vice versa . 4. Accounting Principles Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any Credit Document, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP. 5. Accounting Practices All calculations for the purposes of determining compliance with the financial ratios and financial covenants contained in this Agreement will be made on a basis consistent with GAAP in existence as at the date hereof applied on a Modified Consolidated Basis in accordance with GAAP. In the event of a change in such GAAP which in any material respect changes or results in a change in the method of calculation of, or has an adverse impact on, financial covenants, standards or terms applicable to an Obligor under any of the Credit Documents as determined by the Lenders, acting reasonably, the Canadian Borrower and the Agent (with the approval of the Majority Lenders) will negotiate in good faith to revise (if appropriate) such ratios and covenants to reflect GAAP as then in effect, in which case all calculations thereafter made for the purpose of determining compliance with the financial ratios and financial covenants contained in this Agreement will be made on a basis consistent with GAAP in existence as at the date of such revisions.

- 47 - 6. Permitted Encumbrances The inclusion of reference to Permitted Encumbrances in any Credit Document is not intended to subordinate and will not subordinate, and will not be interpreted as subordinating, any Encumbrance created by any of the Security to any Permitted Encumbrance. 7. Currency Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean Canadian Dollars. 8. Paramountcy In the event of a conflict in or between the provisions of this Agreement and the provisions of any of the other Credit Documents (other than (i) Hedges to which a Lender Hedge Provider is the counterparty and (ii) the Intercreditor Agreement) then, notwithstanding anything contained in such other Credit Document, the provisions of this Agreement will prevail and the provisions of such other Credit Document will be deemed to be amended to the extent necessary to eliminate such conflict. In particular, if any act or omission of an Obligor is expressly permitted under this Agreement but is expressly prohibited under another Credit Document (other than (i) Hedges to which a Lender Hedge Provider is the counterparty and (ii) the Intercreditor Agreement), such act or omission will be permitted. If any act or omission is expressly prohibited under a Credit Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Credit Document but this Agreement does not expressly relieve the applicable Obligor from such performance, such circumstance will not constitute a conflict in or between the provisions of this Agreement and the provisions of such Credit Document. 9. Non - Business Days Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day. Notwithstanding the foregoing, if with respect to any payment of principal or interest on a LIBOR Advance the succeeding Business Day falls in the next calendar month, the due date for payment of such principal or interest will be the next preceding Business Day. In the case of interest or fees payable pursuant to the terms of this Agreement, the extension or contraction of time will be considered in determining the amount of interest and fees. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day. 1.10 Statutory and Material Contract References Any reference in this Agreement to any act or statute or regulation (including any regulation of any Governmental Authority), or to any section of or any definition in any act, statute or regulation (including any regulation of any Governmental Authority), will be deemed

- 48 - to be a reference to such act, statute or regulation (including any regulation of any Governmental Authority) or section or definition as amended, supplemented, substituted, replaced or re - enacted from time to time. Any reference in this Agreement to an agreement, indenture, debenture or contract (including without limitation a Material Contract) will be deemed to be a reference to such document as supplemented, amended, restated, replaced or otherwise modified from time to time in accordance with the terms of this Agreement. 1.11 Interest Payments and Calculations (1) All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re - investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any. (2) Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be, and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re - investment of interest. (3) For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 365 days or 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 365, 360 or such other period of time, as the case may be. EACH OF THE OBLIGORS CONFIRMS THAT IT FULLY UNDERSTANDS AND IS ABLE TO CALCULATE THE RATE OF INTEREST APPLICABLE TO EACH OF THE CREDIT FACILITIES BASED ON THE METHODOLOGY FOR CALCULATING PER ANNUM RATES PROVIDED FOR IN THIS AGREEMENT. The Agent agrees that if requested in writing by a Borrower it will calculate the nominal and effective per annum rate of interest on any Advance outstanding at the time of such request and provide such information to such Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve either Borrower or any other Obligor of any of its obligations under this Agreement or any other Credit Document, nor result in any liability to the Agent or any Lender. EACH OBLIGOR HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE CREDIT DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE CREDIT DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE OBLIGORS, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE. (4) In calculating interest or fees payable under this Agreement for any period, unless otherwise specifically stated, the first day but not the last day of such period will be included .

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(5) Notwithstanding anything herein to the contrary, in no event will any interest rate or rates referred to herein (together with other fees payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law. If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder will be reduced to the extent necessary so that such rates (together with other fees which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by Applicable Law, and any overpayment of interest received by the Agent or the Lenders theretofore will be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder.

1.12 Determination by a Borrower

All provisions contained herein requiring a Borrower to make a determination or assessment of any event or circumstance or other matter to the best of its knowledge shall be deemed to require such Borrower to make all due inquiries and investigations as may be necessary or prudent in the circumstances before making any such determination or assessment.

1.13 Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A	–	Lenders and Commitments
Schedule B	–	Notice of Request for Advance
Schedule C	–	Repayment Notice
Schedule D	–	Compliance Certificate
Schedule E	–	Canadian Assignment Agreement
Schedule F	–	US Assignment Agreement
Schedule G	–	List of LDC Agreements
Schedule H.1	–	Existing CIBC Letters of Credit
Schedule H.2	–	Existing CIBC US Letters of Credit
Schedule H.3	–	Existing LC Facility Letters of Credit
Schedule I	–	Borrowing Base Sample Calculation
Schedule I.1	–	Borrowing Base Key Assumption Sample Calculation
Schedule J	–	Borrowing Base Certificate
Schedule K	–	[Reserved]
Schedule L	–	Form of Operating Budget
Schedule M	-	List of Guarantors as of the Effective Date
Schedule N	–	Form of Subordination Agreement
Schedule O	–	Priority Supplier Payables Certificate
Schedule 8.01(6)	–	Taxes
Schedule 8.01(16)	–	Corporate Structure
Schedule 8.01(19)	–	Relevant Jurisdictions
Schedule 8.01(21)	–	Intellectual Property
Schedule 8.01(22)	–	Material Contracts and Material Licences

- 50 - Schedule 8.01(27) Schedule 8.01(35) Schedule 8.01(38) Schedule 9.03(9) Schedule 9.04(14) Schedule 10.01 – Environmental Reports – Non Arm’s Length Transactions – Bank Accounts – Form of Portfolio Report – Location of Assets in Other Jurisdictions – List of Security Documents as of the Effective Date ARTICLE 2 THE CREDIT FACILITIES 2.01 Canadian Revolving Facility (1) Canadian Revolving Facility – Subject to the terms and conditions of this Agreement the Canadian Lenders, the Canadian Swingline Lender and each Canadian Issuing Lender hereby establish in favour of the Canadian Borrower as of the Effective Date a revolving credit facility (the “ Canadian Revolving Facility ”) in an amount not to exceed the Canadian Revolver Amount. (2) Canadian Swingline Facility – The Canadian Revolving Facility will include the Canadian Swingline Facility. For greater certainty the aggregate of all outstanding Advances under the Canadian Revolving Facility, including Advances under the Canadian Swingline Facility, will at no time cumulatively exceed the Canadian Revolver Amount. 2. US Revolving Facility (1) US Revolving Facility – Subject to the terms and conditions of this Agreement, the US Lenders, the US Swingline Lender and each US Issuing Lender hereby establish in favour of the US Borrower as of the Effective Date a revolving credit facility (the “ US Revolving Facility ”) in an amount not to exceed the US Revolver Amount. (2) US Swingline Facility – The US Revolving Facility will include the US Swingline Facility. For greater certainty the aggregate of all outstanding Advances under the US Revolving Facility, including Advances under the US Swingline Facility, will at no time cumulatively exceed the US Revolver Amount. 3. LC Facility Subject to the terms and conditions of this Agreement, the LC Lender hereby establishes in favour of the Borrowers as of the Effective Date a revolving credit facility (the “ LC Facility ”) in an amount not to exceed the LC Facility Amount . 4. Maximum Outstandings The aggregate of (i) outstanding Canadian Dollar Advances under the Canadian Revolving Facility, (ii) the Equivalent Amount in Canadian Dollars of all outstanding US Dollar Advances under the Canadian Revolving Facility, (iii) the Equivalent Amount in Canadian Dollars of all outstanding Advances under the US Revolving Facility, (iv) outstanding Canadian Dollar Advances under the LC Facility, and (v) the Equivalent Amount in Canadian Dollars of

- 51 - all outstanding US Dollar Advances under the LC Facility, will not (except as contemplated in Sec tion 6.04 ), exceed the Borrowing Base. 5. Canadian Swingline Facility (1) Subject to the terms and conditions of this Agreement, the Canadian Swingline Lender establishes in favour of the Canadian Borrower as of the Effective Date a revolving credit facility which is part of the Canadian Revolving Facility in an amount up to <Redacted> or the Equivalent Amount in US Dollars on the terms set forth in this Sectio n 2.05 (the “ Canadian Swingline Facility ”). (2) At any time during the Revolving Period that the Canadian Borrower would be entitled to obtain Prime Rate Advances and US Base Rate Advances, as the case may be, under the Canadian Revolving Facility, the Canadian Borrower will be entitled to draw cheques on its Cdn. Dollar chequing account and US Dollar chequing account, as the case may be, maintained from time to time with the Canadian Swingline Lender at the main branch of the Canadian Swingline Lender in Toronto, Ontario (or in such other accounts with the Canadian Swingline Lender at such other branch of the Canadian Swingline Lender as may be agreed upon by the Canadian Swingline Lender and the Canadian Borrower from time to time). If no cash concentration arrangement is in place with the Canadian Swingline Lender, the debit balance from time to time in any such Cdn. Dollar account will be deemed to be a Prime Rate Advance, outstanding to the Canadian Borrower from the Canadian Swingline Lender under the Canadian Revolving Facility and the debit balance from time to time in any such US Dollar account will be deemed to be a US Base Rate Advance outstanding to the Canadian Borrower from the Canadian Swingline Lender under the Canadian Revolving Facility. If at any time the Canadian Borrower is a party to a cash concentration arrangement with the Canadian Swingline Lender, then only the amount of any overdraft from time to time in the Cdn. Dollar or US Dollar concentration account (and not any individual chequing account), as the case may be, of the Canadian Borrower established pursuant to such arrangement (which for greater certainty may include one of the Cdn. Dollar or US Dollar accounts identified above) will be deemed to be a Prime Rate Advance or US Base Rate Advance, as the case may be, outstanding to the Canadian Borrower from the Canadian Swingline Lender under the Canadian Revolving Facility. A Prime Rate Advance or a US Base Rate Advance from the Canadian Swingline Lender as contemplated by this Section, prior to such time as such Advance is repaid as contemplated by Sections 2.05(4) or (5), or purchased as contemplated by Section 2.05(6), is referred to as a “ Canadian Swingline Loan ”. (3) The outstanding Canadian Dollar amount of all Canadian Swingline Loans at any time will not exceed the lesser of: (a) <Redacted> or the Equivalent Amount in US Dollars; and (b) the amount, if any, by which: (i) Canadian Revolver Amount; exceeds

- 52 - ( ii) the Cdn. Dollar amount of all Advances (other than Canadian Swingline Loans) outstanding at such time under the Canadian Revolving Facility. (4) It is the intention of the parties that Canadian Swingline Loans are to be available to the Canadian Borrower on a short - term basis pending the obtaining of Drawdowns from the Canadian Lenders. Accordingly, if any Canadian Swingline Loans have been outstanding for more than five Business Days, the Canadian Swingline Lender may require the Canadian Borrower to obtain a Drawdown, (subject to minimum Advances of Bankers’ Acceptances, BA Equivalent Notes and LIBOR Advances), from the Canadian Lenders in an aggregate amount equal to the aggregate amount of Canadian Swingline Loans then outstanding; the proceeds of such Drawdown will be applied in repayment of all outstanding Canadian Swingline Loans at such time. (5) If the Canadian Borrower does not repay Canadian Swingline Loans as required by Sec tion 2.05(4) the Canadian Swingline Lender may (but will not be obliged to) deliver a written notice to the Agent (which will thereupon deliver a similar notice to each of the Canadian Lenders) and to the Canadian Borrower, whereby the Canadian Borrower will be deemed to have requested at such time a Drawdown from the Canadian Lenders (in the case of Canadian Dollar Obligations of Prime Rate Advances and in the case of US Dollar Obligations of US Base Rate Advances) in an aggregate amount equal to the aggregate amount of Canadian Swingline Loans then outstanding. The Canadian Lenders will thereupon make such Advances (whether or not the conditions specified in Section 3.02 will then have been satisfied), in its Proportionate Share and the Agent will pay the proceeds thereof to the Canadian Swingline Lender to be applied in repayment of such Canadian Swingline Loans. The Agent will promptly notify the Canadian Borrower of any such Advances made, and the Canadian Borrower agrees to accept each such Advances and hereby authorizes and directs the Agent to apply the proceeds thereof as aforesaid. (6) Upon termination of the Revolving Period, or if an Event of Default has occurred and is continuing, each of the Canadian Lenders agrees that it will purchase from the Canadian Swingline Lender, and the Canadian Swingline Lender agrees that it will sell to such Canadian Lenders, for cash, at par, without representation or warranty from or recourse against the Canadian Swingline Lender (and irrespective of whether any condition precedent to an Advance has been satisfied, any Pending Event of Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facilities and the Commitments) has occurred or been commenced under any of the Credit Documents or otherwise), according to its Proportionate Share, an undivided interest in all Canadian Swingline Loans then outstanding. The Agent, upon consultation with the applicable Lenders, will have the power to settle any documentation required to evidence any such purchase and, if deemed advisable by the Agent, to execute any document as attorney for any Lender in order to complete any such purchase. The Canadian Borrower and the Canadian Lenders acknowledge that the foregoing arrangements are to be settled by the Canadian Lenders among themselves, and the Canadian Borrower expressly consents to the foregoing arrangements among such Lenders. (7) Each of the Canadian Lenders agrees to indemnify and save harmless the Canadian Swingline Lender according to its Proportionate Share against all liabilities,

- 53 - obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Canadian Swingline Lender in any way related to or arising out of any Canadian Swingline Loan made by the Canadian Swingline Lender under the Canadian Swingline Facility (except for any such liabilities to the extent that they result from the gross negligence or wilful misconduct of the Canadian Swingline Lender). 6. US Swingline Facility (1) Subject to the terms and conditions of this Agreement, the US Swingline Lender establishes in favour of the US Borrower as of the Effective Date a revolving credit facility which is part of the US Revolving Facility in an amount up to <Redacted> or the Equivalent Amount in US Dollars on the terms set forth in this Sec tion 2.06 (the “ US Swingline Facility ”). (2) At any time during the Revolving Period that the US Borrower would be entitled to obtain US Prime Rate Advances, as the case may be, under the US Revolving Facility, the US Borrower will be entitled to draw cheques on its US Dollar chequing account, as the case may be, maintained from time to time with the US Swingline Lender at the main branch of the US Swingline Lender in the United States of America (or in such other accounts with the US Swingline Lender at such other branch of the US Swingline Lender as may be agreed upon by the US Swingline Lender and the US Borrower from time to time). If no cash concentration arrangement is in place with the US Swingline Lender, the debit balance from time to time in any such US Dollar account will be deemed to be a US Prime Rate Advance, outstanding to the US Borrower from the US Swingline Lender under the US Revolving Facility. If at any time the US Borrower is a party to a cash concentration arrangement with the US Swingline Lender, then only the amount of any overdraft from time to time in the US Dollar concentration account, of the US Borrower established pursuant to such arrangement (which for greater certainty may include one of the US Dollar accounts identified above) will be deemed to be a US Prime Rate Advance outstanding to the US Borrower from the US Swingline Lender under the US Revolving Facility. A US Prime Rate Advance from the US Swingline Lender as contemplated by this Section, prior to such time as such Advance is repaid as contemplated by Sections 2.06 (4) or (5), or purchased as contemplated by Section 2.06 (6), is referred to as a “ US Swingline Loan ”. (3) The outstanding US Dollar amount of all US Swingline Loans at any time will not exceed the lesser of: (a) <Redacted> or the Equivalent Amount in US Dollars; and (b) the amount, if any, by which: (i) US Revolver Amount; exceeds ( ii) the Equivalent Amount in US Dollar amount of all Advances (other than US Swingline Loans) outstanding at such time under the US Revolving Facility.

- 54 - (4) It is the intention of the parties that US Swingline Loans are to be available to the US Borrower on a short - term basis pending the obtaining of Drawdowns from the US Lenders. Accordingly, if any US Swingline Loans have been outstanding for more than five Business Days, the US Swingline Lender may require the US Borrower to obtain a Drawdown, (subject to minimum Advances of LIBOR Advances), from the US Lenders in an aggregate amount equal to the aggregate amount of US Swingline Loans then outstanding; the proceeds of such Drawdown will be applied in repayment of all outstanding US Swingline Loans at such time. (5) If the US Borrower does not repay US Swingline Loans as required by Sec tion 2.06 (4) the US Swingline Lender may (but will not be obliged to) deliver a written notice to the Agent (which will thereupon deliver a similar notice to each of the US Lenders) and to the US Borrower, whereby the US Borrower will be deemed to have requested at such time a Drawdown from the US Lenders of US Prime Rate Advances in an aggregate amount equal to the aggregate amount of US Swingline Loans then outstanding. The US Lenders will thereupon make such Advances (whether or not the conditions specified in Sec tion 3.02 will then have been satisfied), in its Proportionate Share and the Agent will pay the proceeds thereof to the US Swingline Lender to be applied in repayment of such US Swingline Loans. The Agent will promptly notify the US Borrower of any such Advances made, and the US Borrower agrees to accept each such Advances and hereby authorizes and directs the Agent to apply the proceeds thereof as aforesaid. (6) Upon termination of the Revolving Period, or if an Event of Default has occurred and is continuing, each of the US Lenders agrees that it will purchase from the US Swingline Lender, and the US Swingline Lender agrees that it will sell to such US Lenders, for cash, at par, without representation or warranty from or recourse against the US Swingline Lender (and irrespective of whether any condition precedent to an Advance has been satisfied, any Pending Event of Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facilities and the Commitments) has occurred or been commenced under any of the Credit Documents or otherwise), according to its Proportionate Share, an undivided interest in all US Swingline Loans then outstanding. The Agent, upon consultation with the applicable Lenders, will have the power to settle any documentation required to evidence any such purchase and, if deemed advisable by the Agent, to execute any document as attorney for any Lender in order to complete any such purchase. The US Borrower and the US Lenders acknowledge that the foregoing arrangements are to be settled by the US Lenders among themselves, and the US Borrower expressly consents to the foregoing arrangements among such Lenders. (7) Each of the US Lenders agrees to indemnify and save harmless the US Swingline Lender according to its Proportionate Share against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the US Swingline Lender in any way related to or arising out of any US Swingline Loan made by the US Swingline Lender under the US Swingline Facility (except for any such liabilities to the extent that they result from the gross negligence or wilful misconduct of the US Swingline Lender).

- 55 - 7. Purpose of Credit Facilities Advances under the Credit Facilities will only be used for the following respective purposes: (a) Advances under the Canadian Revolving Facility will only be used by the Canadian Borrower for general corporate purposes of the Obligors (subject to the terms hereof); (b) Advances under the US Revolving Facility will only be used by the US Borrower for general corporate purposes of the Obligors (subject to the terms hereof); and (c) Advances under the LC Facility will only be used by the Borrowers for general corporate purposes of the Obligors (subject to the terms hereof). 2.08 Manner of Borrowing (1) The Canadian Borrower may, subject to the terms hereof, make Drawdowns, Conversions and Rollovers as applicable under the Canadian Revolving Facility (i) in Canadian Dollars, by way of Prime Rate Advances, Bankers’ Acceptances (and BA Equivalent Notes) and Letters of Credit; and (ii) in US Dollars, by way of US Base Rate Advances, LIBOR Advances and Letters of Credit . The Canadian Borrower will have the option, subject to the terms and conditions hereof, to determine which types of Advances will be drawn down and in which combinations or proportions. (2) The US Borrower may, subject to the terms hereof, make Drawdowns, Conversions and Rollovers as applicable under the US Revolving Facility in US Dollars, by way of LIBOR Advances, US Prime Rate Advances and Letters of Credit. The US Borrower will have the option, subject to the terms and conditions hereof, to determine which types of Advances will be drawn down and in which combinations or proportions. (3) The aggregate amount of all Letters of Credit outstanding under the Revolving Facilities at any one time shall not exceed <Redacted>. (4) The Canadian Borrower may make Drawdowns under the Canadian Swingline Facility (i) in Canadian Dollars by way of Prime Rate Advances and (ii) US Dollars by way of US Base Rate Advances. (5) The US Borrower may make Drawdowns under the US Swingline Facility in US Dollars by way of US Prime Rate Advances. (6) Each Borrower may, subject to the terms hereof, make Drawdowns under the LC Facility (i) in Canadian Dollars by way of Letters of Credit; and (ii) in US Dollars by way of Letters of Credit .

- 56 - 2.09 Nature of the Credit Facilities (1) During the Revolving Period, subject to the terms and conditions hereof, the Canadian Revolving Facility, the US Revolving Facility and the LC Facility are revolving credits and, accordingly, the applicable Borrower may increase or decrease Advances under either such Credit Facility by making Drawdowns, repayments and further Drawdowns of the amount of Advances that have been repaid. The aggregate of all Commitments of the Canadian Lenders under the Canadian Revolving Facility, the US Lenders under the US Revolving Facility and the LC Lender under the LC Facility shall equal the then applicable Maximum Facility Amount. (2) The Borrowers shall have the right from time to time, upon written notice to the Agent, as long as no Event of Default or Pending Event of Default has occurred and is continuing, to re - allocate the aggregate Commitments between the Canadian Revolving Facility and the US Revolving Facility up to four times per Fiscal Year, provided that (i) the aggregate of all Commitments shall not be increased; (ii) subject to Section 2.09(3), each Lender Group is comprised of a Canadian Lender and a US Lender who are parties hereto at the time of such re - allocation, and their Commitments under each Revolving Facility are sufficient to accommodate the re - allocation; (iii) subject to Section 2.09(3), each Lender Group maintains the same Proportionate Share of Commitments under the Canadian Revolving Facility and the US Revolving Facility; and (iv) concurrently with the re - allocation, the Borrowers shall request new Advances based on the Lenders’ Proportionate Shares after the re - allocation and shall apply the proceeds thereof to repay Advances such that thereafter each Lender’s share of the Advances under a Revolving Facility is equal to such Lender’s Proportionate Share. Subject to Section 2.09(3), the Commitments of the applicable Lender of each Lender Group under each applicable Revolving Facility will be re - allocated on a pro rata basis. Upon receipt of such notice, the Agent will give notice to each Lender and Schedule A to this Agreement will be amended by the Agent to reflect such re - allocation. The re - allocation of the Commitments will take effect 10 Business Days after written notification is received by the Agent from the Borrowers. For greater certainty, the amount of the US Revolving Facility shall be determined based upon the Equivalent Amount in Canadian Dollars in effect on the date of such re - allocation. (3) If a Canadian Lender or a US Lender (each, a “ Domestic Lender ”) does not have an Affiliate in the US or Canada, respectively, and as a result is unable to provide loans in the US or Canada, respectively, then the applicable Lender Group may be comprised of solely such Domestic Lender, and such Domestic Lender may hold Commitments solely in the Canadian Revolving Facility or the US Revolving Facility, as applicable. In such case, the Agent may re - allocate such Domestic Lender’s Commitments amongst the other Lenders in respect of the Revolving Facilities for which such Domestic Lender is not providing Commitments. 2.10 Drawdowns, Conversions and Rollovers (1) Subject to the provisions of this Agreement, the Canadian Borrower may (i) make Drawdowns hereunder; (ii) convert the whole or any part of any type of Advance into any other type of Advance; or (iii) may rollover any Bankers’ Acceptances, BA Equivalent

- 57 - Note or LIBOR Advance on the last day of the applicable Interest Period therefor, by giving the Agent a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be . Subject to the provisions of this Agreement, the US Borrower may (i) make Drawdowns hereunder ; (ii) convert the whole or any part of any type of Advance permitted hereunder into any other type of Advance permitted hereunder, or (iii) may rollover any LIBOR Advance by giving the Agent a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be. (2) The applicable Borrower may at any time make a Drawdown, Conversion or Rollover under a Credit Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, to the Agent not later, except in the case of the first Drawdown, than: (a) 11:00 a.m. (Toronto time) three Business Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for LIBOR Advances; (b) 11:00 a.m. (Toronto time) one Business Day prior to the proposed Drawdown Date or Conversion Date, as the case may be, for Prime Rate Advances, US Base Rate Advances or US Prime Rate Advances; (c) 11:00 a.m. (Toronto time) two Business Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for Bankers’ Acceptances and BA Equivalent Notes; and (d) 11:00 a.m. (Toronto time) three Business Days prior to the proposed Drawdown Date, Rollover Date or Conversion Date, as the case may be, for Letters of Credit. (3) Each Drawdown, Conversion or Rollover under the Credit Facilities will (a) in the case of Prime Rate Advances, be in a minimum principal amount of <Redacted> and in whole multiples of <Redacted> (b) in the case of Bankers’ Acceptances to be accepted by the Lenders, be in a minimum face amount of <Redacted> and in whole multiples of <Redacted> for a term of one month, subject to availability; provided that no Lender shall be required to accept its Proportionate Share of any Bankers’ Acceptance in an amount that is less than <Redacted>; (c) in the case of US Prime Rate Advances and US Base Rate Advances, be in a minimum principal amount of <Redacted> and in whole multiples of <Redacted>; and (d) and in the case of LIBOR Advances, be in a minimum principal amount of <Redacted> and in whole multiples of <Redacted> for a term of either one week or one month, subject to availability. (4) The provisions of Sections 2.10(1), 2.10(2) and 2.10(3) do not apply to Canadian Swingline Loans or US Swingline Loans. 2.11 Agent’s Obligations with Respect to Advances Upon receipt of a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, the Agent will forthwith notify the Lenders of the proposed Drawdown Date, of each Lender’s Proportionate Share of such Advance and, if applicable, the account of the Agent to which each Lender’s Proportionate Share is to be credited.

- 58 - 2.12 Lenders’ and Agent’s Obligations with Respect to Advances (1) With respect to Advances under the Canadian Revolving Facility, each Canadian Lender will, prior to 1:00 p.m. (Toronto time) on the Drawdown Date, Conversion Date or Rollover Date, as the case may be, specified by the Canadian Borrower in a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, credit the Agent’s account specified in the Agent’s notice given under Sec tion 2.11 with such Lender’s Proportionate Share of such Advance and by 1:00 p.m. (Toronto time) on the same date the Agent will make available the full amount of the amounts so credited to the Canadian Borrower. (2) With respect to Advances under the US Revolving Facility, each US Lender will, prior to 1:00 p.m. (Toronto time) on the Drawdown Date, Conversion Date or Rollover Date, as the case may be, specified by the US Borrower in a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, credit the Agent’s account specified in the Agent’s notice given under Sec tion 2.11 with such Lender’s Proportionate Share of such Advance and by 1:00 p.m. (Toronto time) on the same date the Agent will make available the full amount of the amounts so credited to the US Borrower. 13. Irrevocability A Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, given by a Borrower hereunder will be irrevocable and will oblige such Borrower to take the action contemplated on the date specified therein. 14. Termination of LIBOR Advances (1) If at any time a Lender determines, acting reasonably, (which determination will be conclusive and binding on the Borrowers) that: (a) the LIBO Rate does not adequately reflect the effective cost to the Lender of making or maintaining a LIBOR Advance; or (b) it cannot readily obtain or retain funds in the London interbank market in order to fund or maintain any LIBOR Advance for a LIBOR Interest Period selected by a Borrower or cannot otherwise perform its obligations hereunder with respect to any LIBOR Advance for any such period; then the Lender will inform the Agent and upon at least four Business Days written notice by the Agent to such Borrower, and (c) the right of a Borrower to request LIBOR Advances for such period from that Lender will be and remain suspended until the Agent notifies such Borrower that any condition causing such determination no longer exists; and (d) if the Lender is prevented from maintaining a LIBOR Advance, the applicable Borrower will, at its option, either repay the LIBOR Advance to that Lender or convert the LIBOR Advance into other forms of Advance which are permitted by this Agreement, and the Borrowers will be responsible for any loss or expense

- 59 - that the Lender incurs as a result, including Breakage Costs, if the Lender is prevented from maintaining a LIBOR Advance. (2) If at any time the Agent determines that the LIBO Rate is not determinable pursuant to clause (a) or (b) in the definition of “LIBO Rate”, the Agent will so notify the Borrowers, and the right of the Borrowers to request LIBOR Advances for such period will be and remain suspended until the Agent notifies the Borrowers that any condition causing such determination no longer exists. 2.15 LIBOR Discontinuation (1) If the Agent determines (which determination shall be conclusive absent manifest error), or the Borrowers or the Majority Lenders notify the Agent that the Borrowers or the Majority Lenders (as applicable) have determined that: (a) adequate and reasonable means do not exist for ascertaining LIBO Rate, including because the “LIBOR01 Page” of Reuter Money Rates Service (or any successor source from time to time for such rate) (the “ LIBOR Screen Rate ”) is not available or published on a current basis for the applicable period and such circumstances are unlikely to be temporary; (b) the administrator of the LIBO Screen Rate or a Governmental Authority having jurisdiction over the administration of the LIBOR Screen Rate has made a public statement identifying a specific date after which LIBOR Screen Rate will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans; (c) a Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which the LIBO Rate or the LIBOR Screen Rate shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (b) above and in this clause (c) a “ LIBOR Scheduled Unavailability Date ”); or (d) syndicated loans currently being executed, or that include language similar to that contained in this Sec tion 2.15, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the LIBO Rate, then reasonably promptly after such determination by the Agent or receipt by the Agent of such notice, as applicable, the Agent and the Borrowers may mutually agree upon a successor rate to the LIBO Rate, and the Agent and the Borrowers may amend this Agreement to replace the LIBO Rate with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar Canadian Dollar or United States Dollars denominated syndicated credit facilities for such alternative benchmark (any such proposed rate, a “ LIBO Successor Rate ”), together with any proposed LIBO Successor Rate conforming changes and any such amendment shall become effective 5:00 p.m. (Toronto time) on the fifth Business Day after the Agent shall have posted such proposed amendment to all Lenders and the

- 60 - Borrowers unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Agent written notice that such Majority Lenders do not accept such amendment. (2) If no LIBO Successor Rate has been determined and the circumstances under Sec tion 2.14(1) above exist or a LIBOR Scheduled Unavailability Date has occurred (as applicable), the Agent will promptly so notify the Borrowers and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBOR Advances shall be suspended (to the extent of the affected LIBOR Advances or the applicable Interest Periods). Upon receipt of such notice, the Borrowers may revoke any pending request for an Advance of, conversion to or rollover of LIBOR Advances (to the extent of the affected LIBOR Advances or the applicable Interest Periods) or, failing that, will be deemed to have converted such request into a request for a US Base Rate Advance in the amount specified therein. (3) Notwithstanding anything else herein, any definition of the LIBO Successor Rate (exclusive of any margin) shall provide that in no event shall such LIBO Successor Rate be less than zero for the purpose of this Agreement, and nothing herein shall affect or impact a LIBOR Advance that has already been made until a Rollover Date or Conversion Date occurs with respect to such LIBOR Advance. 2.16 CDOR Discontinuation (1) If the Agent determines (which determination shall be conclusive absent manifest error), or the Borrowers or the Majority Lenders notify the Agent that the Borrowers or Majority Lenders (as applicable) have determined that : (a) adequate and reasonable means do not exist for ascertaining CDOR, including because the Reuters Screen CDOR page is not available or published on a current basis for the applicable period and such circumstances are unlikely to be temporary; (b) the administrator of the CDOR or a Governmental Authority having jurisdiction has made a public statement identifying a specific date after which CDOR will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans; (c) a Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which CDOR shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (b) above and in this clause (c) a “ CDOR Scheduled Unavailability Date ”); or (d) syndicated loans currently being executed, or that include language similar to that contained in this Sec tion 2.16, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace CDOR, then reasonably promptly after such determination by the Agent or receipt by the Agent of such notice, as applicable, the Agent and the Borrowers may mutually agree upon a successor rate to CDOR, and the Agent and the Borrowers may amend this Agreement to replace CDOR

- 61 - with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein ), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “ CDOR Successor Rate ”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth Business Day after the Agent shall have posted such proposed amendment to all Lenders and the Borrowers unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Agent written notice that such Majority Lenders do not accept such amendment. (2) If no CDOR Successor Rate has been determined and the circumstances under Sec tion 2.16(1) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Agent will promptly so notify the Borrowers and each Lender. Thereafter, the obligation of the Lenders to make, issue or maintain Bankers’ Acceptances or BA Equivalent Notes, shall be suspended (to the extent of the affected Bankers’ Acceptances or BA Equivalent Notes, or applicable Interest Periods). Upon receipt of such notice, the Borrowers may revoke any pending request for an Advance of, conversion to or rollover of a Bankers’ Acceptance or BA Equivalent Note, (to the extent of the affected Bankers’ Acceptance or BA Equivalent Note or applicable Interest Periods) or, failing that, will be deemed to have converted such request into a request for an Advance of Prime Rate Advances in the amount specified therein. (3) Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this Agreement. In addition, CDOR shall not be included or referenced in the definition of Prime Rate and nothing herein shall affect or impact a CDOR Advance that has already been made until a Rollover Date or Conversion Date occurs with respect to such CDOR Advance. ARTICLE 3 DISBURSEMENT CONDITIONS 1. Conditions Precedent The obligations of the Lenders under this Agreement are subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Agent and the Lenders: (1) this Agreement, the Guarantees, the Security Documents and the Confirmation will have been executed and delivered by all parties thereto; (2) the Agent shall have received, unless otherwise stated herein, in form and substance satisfactory to the Agent: ( i) evidence of a successful implementation of the Recapitalization Plan in form and substance satisfactory to the Lenders, including a copy of the final order of the Court approving the Recapitalization Plan pursuant to the Proceedings ;

- 62 - ( ii) evidence of a successful completion of an equity offering of common shares of JustEnergy for aggregate proceeds of the lesser of (i) <Redacted> and (ii) <Redacted>; ( iii) a flow of funds, including a sources and uses of funds statement of JustEnergy to complete the Recapitalization Transaction and to reduce the Maximum Facility Amount to <Redacted> on the Effective Date; ( iv) certified copies of (a) the Subordinated Facility Agreement and all other agreements, instruments and documents evidencing that the 2018 Subordinated Debt (as defined in the Eighth Amended and Restated Credit Agreement) and the Debt under the UK Convertible Bonds (as defined in the Eighth Amended and Restated Credit Agreement) have been fully refinanced on terms satisfactory to the Lenders, acting reasonably, (b) all agreements relating to the Alberta Utilities Commission Debt; and (c) the <Redacted> Subordinated Notes Indenture and all other agreements, instruments and documents evidencing the <Redacted> Subordinated Notes; (v) a duly executed 2020 Subordinated Debt Subordination Agreement; and ( vi) a duly executed confirmation of subordination in respect of the < R e d ac t ed < R e d ac t ed > Subordinated Notes granted by Ɣ (being the trustee of the > Subordinated Notes) and JustEnergy in favour of the Agent; (3) the Agent will have received certified copies of the Organizational Documents of each Obligor, the resolutions authorizing the execution, delivery and performance of each such Obligor’s respective obligations under the Credit Documents and the transactions contemplated herein, and certificates as to the incumbency of the officers of such Obligor; (4) copies of all agreements which restrict or limit the powers of an Obligor or its directors or officers not otherwise delivered under Subsec tion 3.01(3), certified by such Obligor to be true, will have been delivered to the Agent; (5) certificates of status or good standing, as applicable, of each Obligor will have been delivered to the Agent; (6) the Agent will have received certified copies of all approvals of any Governmental Authorities or other third parties required for (a) the execution, delivery and performance of each Obligor’s respective obligations under the Credit Documents and the transactions contemplated therein (other than the approvals, clarifications or authorizations of the Governmental Authorities (including, without limitation, the Reserve Bank of India) required under the laws of India for the execution and delivery by JEBPO Services LLP of the Guarantee and the Security Documents to which it is a party, and the performance by JEBPO Services LLP of its obligations thereunder), (b) the implementation of the Recapitalization Plan, and (c) the issuance of the <Redacted> Subordinated Notes, each as of the Effective Date;

- 63 - (7) a currently dated certificate of the Borrowers that the representations and warranties set forth in Sec tion 8.01 are true and correct (subject to any materiality thresholds contained therein) as at such time will have been delivered to the Agent; (8) releases, discharges (or written authorizations to discharge from the applicable Encumbrance holder in form acceptable to the Agent) and postponements (in registerable form where appropriate) with respect to all Encumbrances affecting the collateral Encumbered by the Security which are not Permitted Encumbrances or which are Permitted Encumbrances but which are not permitted to have priority over the Security, if any, will have been delivered to the Agent; (9) no Event of Default or Pending Event of Default has occurred and is continuing on the Effective Date; (10) all financing statements or other registrations of the Security, or notices thereof, will have been filed, registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Agent to preserve or protect the charges and security interests created thereby; (11) the Collateral Agent will have received certificates of insurance acceptable to the Collateral Agent showing the Collateral Agent, where applicable, as a loss payee as its interest may appear, named insured and endorsed with a standard mortgage clause (as applicable) on all insurance policies that insure the assets to be secured by the Security; (12) a currently dated letter of opinion of Borrowers’ Counsel along with the opinions of local counsel, each in form and substance satisfactory to the Lenders and the Lenders’ Counsel will have been delivered to the Agent and the Lenders as addressees; (13) there will not have occurred, developed or come into effect any event, actions, state, condition or financial occurrence of national or international consequence, or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which, in the reasonable opinion of the Agent, disrupts or adversely affects in any material way, the state of financial, banking or capital markets in Canada or the United States; (14) no Material Adverse Effect shall have occurred since March 31, 2020; (15) the Agent and the Lenders will have received, or arrangements satisfactory to the Agent shall have been made to ensure that they will receive, all fees and expenses due under the Credit Documents or as otherwise agreed to with the Borrowers pursuant to any fee letters or other agreements between such parties; (16) the Borrowers will have paid, or arrangements satisfactory to the Agent shall have been made to ensure that the Borrowers will pay, all reasonable out - of - pocket expenses (including all reasonable legal fees and consultant’s fees) incurred by or on behalf of the Agent in connection with this Agreement and the transactions and other documents contemplated by this Agreement; and

- 64 - (17) the Agent will have received such additional evidence, documents or undertakings as the Lenders will reasonably request to establish the consummation of the transactions contemplated hereby and be satisfied, acting reasonably, as to the taking of all proceedings in connection herewith in compliance with the conditions set forth in this Agreement, provided that all documents delivered pursuant to this Sec tion 3.01 will be in full force and effect, and in form and substance satisfactory to the Agent and the Lenders, acting reasonably. 2. Conditions Precedent to Subsequent Advances The obligation of the Lenders to make any Advance after the Effective Date (other than a Conversion or a Rollover) is subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Agent by the Borrowers: (1) the Agent will have received timely notice as required under Sec tion 2.10(2) ; (2) the representations and warranties deemed to be repeated pursuant to Sec tion 8.02 continue to be true and correct in all material respects as if made on and as of the Drawdown Date except to the extent that such representations and warranties relate specifically to an earlier date and the Borrowers will have provided a certificate to such effect; (3) no Event of Default or Pending Event of Default has occurred and is continuing on the Drawdown Date, or would result from making the Advance; (4) if the Advance is being requested under the LC Facility, the LC Lender shall have received all EDC Documents required by the LC Lender, such EDC Documents to be in form and substance satisfactory to the LC Lender; and (5) all other conditions precedent in this Agreement that have not been waived upon which the Borrowers may obtain an Advance have been fulfilled. 3. Waiver The conditions set forth in Sections 3.01 and 3.02 are inserted for the sole benefit of the Agent and Lenders and may be waived by the Agent and Lenders in accordance with the terms of Section 13.09, in whole or in part (with or without terms or conditions), in respect of any Drawdown without prejudicing the right of the Agent and Lenders at any time to assert such conditions in respect of any subsequent Drawdown. ARTICLE 4 PAYMENTS OF INTEREST AND STANDBY FEES 4.01 Interest on Prime Rate Advances The Canadian Borrower will pay interest on each Prime Rate Advance during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the sum of (i) the Prime Rate in effect from time to time during such Interest Period plus (ii) the Prime

- 65 - Rate Margin. Each determination by the Agent of the Prime Rate and the Prime Rate Margin applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the Canadian Borrower. Such interest will be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the Prime Rate Advance outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be. Changes in the Prime Rate will cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Canadian Borrower. 2. Interest on US Base Rate Advances The Canadian Borrower will pay interest on each US Base Rate Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the US Base Rate, in effect from time to time during such Interest Period plus (ii) the US Base Rate Margin. Each determination by the Agent of the US Base Rate and the US Base Rate Margin, applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the Canadian Borrower. Such interest will be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the US Base Rate Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 365 or 366, as applicable. Changes in the US Base Rate will cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Canadian Borrower. 3. Interest on US Prime Rate Advances The US Borrower will pay interest on each US Prime Rate Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the US Prime Rate in effect from time to time during such Interest Period plus (ii) the US Prime Rate Margin. Each determination by the Agent of the US Prime Rate and the US Prime Rate Margin applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the US Borrower. Such interest will be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the US Prime Rate Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 365 or 366, as applicable. Changes in the US Prime Rate will cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the US Borrower. 4.04 Interest on LIBOR Advances The applicable Borrower will pay interest on each LIBOR Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of

- 66 - (i) the LIBO Rate in effect from time to time during such Interest Period plus (ii) the LIBO Rate Margin. Each determination by the Agent of the LIBO Rate and the LIBO Rate Margin applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the applicable Borrower. Such interest will be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date, Rollover Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the LIBOR Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 360. 5. No Set - Off, Deduction etc. All payments (whether interest or otherwise) to be made by a Borrower or any other party to each Lender pursuant to this Agreement are to be made in freely transferable, immediately available funds and without set - off or deduction of any kind whatsoever (whether for deemed re - investment or otherwise) except to the extent required by Applicable Law, and if any such set - off or deduction is so required and is made, such Borrower or other party will, as a separate and independent obligation to each Lender, be obligated to immediately pay to each Lender all such additional amounts as may be required to fully indemnify and save harmless such Lender from such set - off or deduction and will result in the effective receipt by such Lender of all the amounts otherwise payable to it in accordance with the terms of this Agreement. For greater certainty, a Borrower will not be required to make any payment under this Sec tion 4.05 in duplication of any payment required to be made under Section 14.04 or to the extent expressly excluded in Section 14.04 . 6. Standby Fees (1) The Canadian Borrower will pay to the Agent for the account of the Canadian Lenders in accordance with their Proportionate Share a standby fee in Canadian Dollars calculated at the rate per annum specified as the “Standby Fee Rate” in the table contained in the definition of “Applicable Margin” on the amount by which the daily average of the aggregate of all Advances (with Advances in US Dollars being converted to an Equivalent Amount in Canadian Dollars) outstanding under the Canadian Revolving Facility (excluding Advances outstanding under the Canadian Swingline Facility and the US Swingline Facility for which Standby Fees should be paid directly to the Swingline Lender) during such Fiscal Quarter is less than the Canadian Revolver Amount. The standby fee will be determined daily beginning on the date hereof and will be calculated on the basis of a calendar year of 365 or 366 days, as the case may be, and will be payable by the Canadian Borrower quarterly in arrears on the first Business Day of each Fiscal Quarter. (2) The US Borrower will pay to the Agent for the account of the US Lenders in accordance with their Proportionate Share a standby fee in Canadian Dollars calculated at the rate per annum specified as the applicable “Standby Fee Rate” in the table contained in the definition of “Applicable Margin” on the amount by which the daily average of the aggregate of all Advances outstanding under the US Revolving Facility during such Fiscal Quarter is less than the US Revolver Amount. The standby fee will be determined daily beginning on the date hereof and will be calculated on the basis of a calendar year of 365 or 366 days, as the case may

- 67 - be, and will be payable by the US Borrower quarterly in arrears on the first Business Day of each Fiscal Quarter. 7. Agency and Other Fees In consideration of the Agent arranging the Credit Facilities and acting as agent under the Credit Documents, the Borrowers will pay to the Agent an agency fee and the other fees expressed to be for the account of the Lenders in the amounts, and on the terms and conditions, (a) set out in the agency fee letter dated March 1, 2019 entered into by the Agent and the Borrowers, (b) set out in the fee letter dated July 8, 2020 entered into by the Agent and the Borrowers, and (c) as otherwise agreed to in writing from time to time by the Agent and the Borrowers. For greater certainty, such fee letters and any other written arrangements between the Agent and the Borrowers respecting fees will constitute Credit Documents will survive the execution of this Agreement and will in all respects remain operative and binding on the Canadian Borrower. 8. Late Payment If any payment required to be made by a Borrower hereunder or any other Credit Document (including, without limitation, any payment of principal, interest or fees), is not made on the due date thereof, such Borrower will pay interest (including interest on overdue interest) on the amount of such required payment at the Late Payment Rate (but without duplication of interest payable pursuant to Sec tion 4.01 , 4.02 or 4.03 ) until payment in full of such required payment has been made. 9. Account of Record The Agent will open and maintain books of account evidencing all Advances and all other amounts owing by the Canadian Borrower and the US Borrower to the Lenders hereunder. The Agent will enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Canadian Borrower or the US Borrower hereunder. The information entered in the foregoing accounts will constitute prima facie evidence of the obligations of the Canadian Borrower and the US Borrower to the Lenders hereunder with respect to all Advances and all other amounts owing by the Canadian Borrower and the US Borrower to the Lenders hereunder. After a request by the Canadian Borrower or the US Borrower the Agent will promptly advise the Canadian Borrower and the US Borrower of such entries made in the Agent’s books of account. 4.10 Refinancing Fees If, on or prior to December 31, 2022, the Credit Facilities are not fully refinanced on terms satisfactory to the Lenders, acting reasonably, the Borrowers will pay to the Agent on the account of the Lenders a non - refundable fee in the amount of <Redacted>, which shall be due and payable on January 3, 2023 and fully earned when due.

- 68 - ARTICLE 5 BANKERS’ ACCEPTANCES AND LETTERS OF CREDIT 5.01 Bankers’ Acceptances under the Canadian Revolving Facility (1) To facilitate the procedures contemplated in this Agreement, the Canadian Borrower irrevocably appoints each Canadian Lender from time to time as the attorney - in - fact of the Canadian Borrower to execute, endorse and deliver on behalf of the Canadian Borrower drafts in the forms prescribed by such Lender (if such Lender is a BA Lender) for bankers’ acceptances denominated in Cdn. Dollars (each such executed draft which has not yet been accepted by a Lender being referred to as a “ Draft ”) or non - interest - bearing promissory notes of the Canadian Borrower in favour of such Lender (if such Lender is a Non BA Lender) (each such promissory note being referred to as a “ BA Equivalent Note ”). Each Bankers’ Acceptance and BA Equivalent Note executed and delivered by a Lender on behalf of the Canadian Borrower as provided for in this Section will be as binding upon the Canadian Borrower as if it had been executed and delivered by a duly authorized officer of the Canadian Borrower. (2) Notwithstanding Sec tion 5.01(1) , the Canadian Borrower will from time to time as required by the applicable Lender provide to the Lenders an appropriate number of Drafts drawn by the Canadian Borrower upon each BA Lender and either payable to a clearing service (if such BA Lender is a member thereof) or payable to the Canadian Borrower and endorsed in blank by the Canadian Borrower (if such BA Lender is not a member of such clearing service) and an appropriate number of BA Equivalent Notes in favour of each Non BA Lender. The dates, the maturity dates and the principal amounts of all Drafts and BA Equivalent Notes delivered by the Canadian Borrower will be left blank, to be completed by the Lenders as required by this Agreement. All such Drafts or BA Equivalent Notes will be held by each Lender subject to the same degree of care as if they were such Lender’s own property kept at the place at which the Drafts or BA Equivalent Notes are ordinarily kept by such Lender. Each Lender, upon written request of the Canadian Borrower, will promptly advise the Canadian Borrower of the number and designation, if any, of the Drafts and BA Equivalent Notes then held by it. No Lender will be liable for its failure to accept a Draft or purchase a BA Equivalent Note as required by this Agreement if the cause of such failure is, in whole or in part, due to the failure of the Canadian Borrower to provide on a timely basis appropriate Drafts or BA Equivalent Notes to the applicable Lender as may be requested by such Lender on a timely basis from time to time. (3) The Agent, promptly following receipt of a Drawdown Notice requesting Bankers’ Acceptances, will (i) advise each BA Lender of the face amount and the term of the Draft to be accepted by it and (ii) advise each applicable Non BA Lender of the face amount and term of the BA Equivalent Note to be purchased by it. All Drafts to be accepted from time to time by each BA Lender that is a member of a clearing service will be payable to such clearing service. The term of all Bankers’ Acceptances and BA Equivalent Notes issued pursuant to any Drawdown Notice will be identical. Each Bankers’ Acceptance and BA Equivalent Note will be dated the Drawdown Date on which it is issued and will be for a term of one month provided that in no event will the term of a Bankers’ Acceptance or a BA Equivalent Note extend beyond the Maturity Date. The face amount of the Draft (or the

- 69 - aggregate face amount of the Drafts) to be accepted at any time by each Lender which is a BA Lender, and the face amount of the BA Equivalent Notes to be purchased at any time by each Lender which is a Non BA Lender, will be determined by the Agent based upon the amounts of their respective Commitments under the Canadian Revolving Facility. In determining a Lender’s Proportionate Share of a request for Bankers’ Acceptances, the Agent, in its sole discretion, will be entitled to increase or decrease the face amount of any Draft, or BA Equivalent Note to the nearest <Redacted>. (4) Each BA Lender will complete and accept on the applicable Drawdown Date a Draft having a face amount (or Drafts having the face amounts) and term advised by the Agent pursuant to Sec tion 5.01(3). Each applicable BA Lender will purchase on the applicable Drawdown Date the Bankers’ Acceptance or Bankers’ Acceptances accepted by it, for an aggregate price equal to the BA Discount Proceeds of such Bankers’ Acceptance (or Bankers’ Acceptances). The Canadian Borrower will ensure that there is delivered to each applicable BA Lender that is a member of a clearing service such Drafts as are consistent with the requirements of the Depository Bills and Notes Act (Canada), and such BA Lender is hereby authorized to release the Bankers’ Acceptance accepted by it to such clearing house upon receipt of confirmation that such clearing house holds such Bankers’ Acceptance for the account of such BA Lender. (5) Each Non BA Lender, in lieu of accepting Drafts or purchasing Bankers’ Acceptances on any Drawdown Date, will complete and purchase from the Canadian Borrower on such Drawdown Date a BA Equivalent Note in a face amount and for a term identical to the face amount and term of the Draft or Drafts which such Non BA Lender would have been required to accept on such Drawdown Date if it were a BA Lender, for a price equal to the BA Discount Proceeds of such BA Equivalent Note. Each Non BA Lender will be entitled without charge to exchange any BA Equivalent Note held by it for two or more BA Equivalent Notes of identical date and aggregate face amount, and the Canadian Borrower will execute and deliver to such Non BA Lender such replacement BA Equivalent Notes in exchange for which such Non BA Lender will return the original BA Equivalent Note to the Canadian Borrower for cancellation. (6) The Canadian Borrower will pay to each BA Lender in respect of each Draft tendered by the Canadian Borrower to and accepted by such BA Lender, and to each Non BA Lender in respect of each BA Equivalent Note tendered to and purchased by such Non BA Lender, as a condition of such acceptance or purchase, the BA Stamping Fee. (7) Upon acceptance of each Draft or purchase of each BA Equivalent Note, the Canadian Borrower will pay to the applicable Lender the related fee specified in Sec tion 5.01(6), and to facilitate payment such Lender will be entitled to deduct and retain for its own account the amount of such fee from the amount to be transferred by such Lender to the Agent for the account of the Canadian Borrower pursuant to this Agreement in respect of the sale of the related Bankers’ Acceptance or of such BA Equivalent Note. (8) If the Agent (on instruction from the Majority Lenders) determines in good faith, which determination will be final, conclusive and binding upon the Canadian Borrower, and so notifies the Canadian Borrower, that there does not exist at the applicable time a normal market

- 70 - in Canada for the purchase and sale of bankers’ acceptances, any right of the Canadian Borrower to require the Lenders to purchase Bankers’ Acceptances and BA Equivalent Notes under this Agreement will be suspended until the Agent determines that such market does exist and gives notice thereof to the Canadian Borrower and any Drawdown Notice, Conversion Notice or Rollover Notice requesting Bankers’ Acceptances will be deemed to be a Drawdown Notice or Conversion Notice requesting a Prime Rate Advance in a similar aggregate principal amount. (9) On the date of maturity of each Bankers’ Acceptance or BA Equivalent Note, the Canadian Borrower will pay to the Agent, for the account of the holder of such Bankers’ Acceptance or BA Equivalent Note, in Canadian Dollars an amount equal to the face amount of such Bankers’ Acceptance or BA Equivalent Note, as the case may be. In the case of a Rollover of a Bankers’ Acceptance or BA Equivalent Note, in order to satisfy the continuing liability of the applicable Borrower to a Lender for the face amount of the maturing Bankers’ Acceptance or BA Equivalent Note, the Lender will determine and retain the BA Discount Proceeds of the new Bankers’ Acceptance or BA Equivalent Note, and the Canadian Borrower will, on the maturity date of the maturing Bankers’ Acceptance or BA Equivalent Note, pay to the Agent for the account of the relevant Lender (i) the difference between the principal amount of the maturing Bankers’ Acceptance or BA Equivalent Note and the BA Discount Proceeds from the new Bankers’ Acceptance or BA Equivalent Note and (ii) the BA Stamping Fee in respect of the new Bankers’ Acceptance or BA Equivalent Note. The obligation of the Canadian Borrower to make such payment will not be prejudiced by the fact that the holder of such Bankers’ Acceptance is the Lender that accepted such Bankers’ Acceptances. No days of grace will be claimed by the Canadian Borrower for the payment at maturity of any Bankers’ Acceptance or BA Equivalent Note. If the Canadian Borrower does not make such payment, from the proceeds of an Advance obtained under this Agreement or otherwise, the amount of such required payment will be deemed to be a Prime Rate Advance to the Canadian Borrower from the Lender that accepted such Banker’s Acceptance or purchased such BA Equivalent Note. (10) The signature of any duly authorized officer of the Canadian Borrower on a Draft or a BA Equivalent Note may be mechanically reproduced in facsimile, and all Drafts and BA Equivalent Notes bearing such facsimile signature will be as binding upon the Canadian Borrower as if they had been manually signed by such officer, notwithstanding that such Person whose manual or facsimile signature appears on such Draft or BA Equivalent Note may no longer hold office at the date of such Draft or BA Equivalent Note or at the date of acceptance of such Draft by a BA Lender or at any time thereafter. 2. Letters of Credit under the Revolving Facilities (1) If the Canadian Borrower wishes to request an Advance by way of issuance of Letters of Credit, the Canadian Borrower will, at the time it delivers the notice required pursuant to Sec tion 2.10(2), notify the Agent of the identity of the applicable Canadian Issuing Lender and, subject to the Agent’s approval of such Canadian Issuing Lender, execute and deliver the applicable Canadian Issuing Lender’s usual documentation relating to the issuance and administration of Letters of Credit. In the event of any inconsistency between the terms of such documentation and this Agreement, the terms of this Agreement will prevail.

- 71 - (2) Each request for a Letter of Credit under the Canadian Revolving Facility will be made available by a Canadian Issuing Lender. (3) No Letter of Credit may be issued under the Canadian Revolving Facility for a period in excess of eighteen (18) months. No Letter of Credit may be issued under the Canadian Revolving Facility for a period in excess of nine (9) months beyond the Maturity Date, and on the Maturity Date cash collateral therefor will be deposited with the applicable Canadian Issuing Lender in accordance with Sec tion 5.02(11) . No Letter of Credit may be used to secure trading facilities with financial institutions that are not suppliers of natural gas or electricity in the ordinary course. (4) If, at any time, a demand for payment (the amount so demanded being herein referred to as a “ relevant amount ” for purposes of this Sec tion 5.02 ) is made under a Letter of Credit and notification thereof is given by the applicable Canadian Issuing Lender to the Agent, then: (a) the Agent will: ( i) promptly notify the Canadian Borrower and each of the other Canadian Lenders of such demand; and ( ii) make demand on each Canadian Lender for an amount equal to its Proportionate Share of such relevant amount; (b) on the second Business Day following the date of the demand made by the Agent under Subsection (a) above, each Canadian Lender will pay to the Agent the amount demanded of it pursuant to Subsection (a)(ii) above; and (c) the Agent will pay such relevant amount to the applicable Canadian Issuing Lender and the applicable Canadian Issuing Lender will pay such relevant amount together with the balance of the amount demanded to the Person entitled thereto on the date upon which such relevant amount becomes payable under the Letter of Credit in accordance with its terms. (5) The Canadian Borrower will be deemed to have requested a Prime Rate Advance or US Base Rate Advance, as applicable, of the amount demanded from the applicable Canadian Issuing Lender under a Letter of Credit . (6) The Canadian Borrower hereby undertakes to indemnify and hold harmless the Agent, each Canadian Issuing Lender and each of the Lenders from time to time on demand by the Agent from and against all liabilities and costs in connection with any Letter of Credit (including, without limitation, any costs incurred in funding any amount which falls due from any Canadian Issuing Lender and any Lender under any Letter of Credit hereunder but without duplication of costs in respect of which such Canadian Issuing Lender has already been compensated by the fees and charges applicable to Letters of Credit) except where such liabilities or costs result from the gross negligence or wilful misconduct of the person claiming indemnification.

- 72 - (7) Each Canadian Issuing Lender will at all times be entitled, and is irrevocably authorized by the Canadian Borrower, to make any payment under Letters of Credit issued by it for which a request or demand has been made in the required form without any further reference to the Canadian Borrower and any investigation or enquiry, need not concern itself with the propriety or validity of any claim made or purported to be made under the terms of such Letter of Credit (except as to compliance with the payment conditions of such Letters of Credit) and will be entitled to assume that any Person expressed in such Letter of Credit as being entitled to make demand or receive payments thereunder is so entitled. Accordingly, so long as a request or demand has been made as aforementioned, and subject to the preceding sentence, it will not be a defence to any demand made of the Canadian Borrower hereunder, nor will the Canadian Borrower or its obligations hereunder be impaired by the fact (if it be the case) that such Canadian Issuing Lender was or might have been justified in refusing payment, in whole or in part, of the amounts so claimed. (8) A certificate of the Agent and/or the applicable Canadian Issuing Lender as to the amounts paid by any Canadian Lender pursuant to this Sec tion 5.02 or the amount paid out under any Letter of Credit will, in the absence of manifest error, be prima facie evidence of the existence and amount of such payment in any legal action or proceeding arising out of or in connection herewith. (9) The Canadian Borrower will pay to the Agent for the benefit of the Canadian Lenders a fee equal to the Letter of Credit Fee Rate on the amount of each Letter of Credit in Canadian Dollars or US Dollars, as applicable, (the “ LC Fee ”) quarterly in arrears beginning on the first of each Fiscal Quarter following the date of issuance of such Letter of Credit. In addition, for so long as any Letter of Credit is outstanding, the Canadian Borrower will pay to the applicable Canadian Issuing Lender, for its sole benefit, a fee equal to 0.25% of the face amount of each Letter of Credit in Canadian Dollars or US Dollars, as applicable, in advance beginning on the date of issuance of such Letter of Credit. Such fees will be calculated on the basis of a calendar year and the number of days the Letter of Credit will be outstanding during such period. The Canadian Borrower will also pay the standard fees and charges of the applicable Canadian Issuing Lender in effect from time to time for issuing and renewing Letters of Credit (all such fees to be non - refundable). Each Canadian Issuing Lender will be entitled to charge a cancellation fee of <Redacted> per cancelled Letter of Credit. (10) The full face amount of each Letter of Credit issued by each Canadian Issuing Lender on behalf of the Canadian Borrower will be deemed to be an Advance under the Canadian Revolving Facility, as the case may be, which Advance will be retired upon the earlier of: (a) the return of the Letter of Credit to such Canadian Issuing Lender for cancellation; (b) the cancellation of the Letter of Credit by such Canadian Issuing Lender in accordance with the terms of the Letter of Credit;

- 73 - (c) the deeming of the amount drawn on the Letter of Credit to be a Prime Rate Advance or a US Base Rate Advance, as applicable, under the Canadian Revolving Facility. (11) If any Letter of Credit is outstanding at the time an Event of Default has occurred and is continuing or on the Maturity Date, the Canadian Borrower will if required by the Lenders forthwith pay to the applicable Canadian Issuing Lender an amount (such amount being herein referred to as a “ deposit amount ” for purposes of this Sec tion 5.02 ) equal to the undrawn principal amount of the outstanding Letter of Credit, which deposit amount will be held by such Canadian Issuing Lender in an interest bearing account bearing interest at a prevailing rate offered by such Canadian Issuing Lender for deposits as determined by the such Canadian Issuing Lender, acting reasonably for application against the indebtedness owing by the Canadian Borrower to the applicable Canadian Issuing Lender in respect of any draw on the outstanding Letter of Credit. In the event that the applicable Canadian Issuing Lender is not called upon to make full payment on the outstanding Letter of Credit prior to its expiry date, the deposit amount (including all accrued interest thereon) or any part thereof as has not been paid out, will, so long as no Event of Default then exists, be returned as soon as practicable following such expiry date to the Canadian Borrower. (12) The obligations of the Canadian Borrower with respect to Letters of Credit will be unconditional and irrevocable, and will be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances : (a) any lack of validity or enforceability of any Credit Document or the Letters of Credit; (b) any amendment or waiver of or any consent to or actual departure from this Agreement; (c) the existence of any claim, set - off, defence or other right which the Canadian Borrower may have at any time against any beneficiary or any transferee of a Letter of Credit (or any Persons for which any such beneficiary or any such transferee may be acting), any Canadian Issuing Lender or any other Person or entity, whether in connection with this Agreement, the transactions contemplated herein or in any other agreements or any unrelated transactions; (d) any statement or any other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect except for non - compliance with the payment conditions of such Letter of Credit; or (e) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing. It is understood and agreed that no Canadian Issuing Lender will have any liability for, and that the Canadian Borrower assumes all responsibility for: (i) the genuineness of any signature; (ii) the form, validity, genuineness, falsification and legal effect of any draft, certification or other document required by a Letter of Credit or the authority of the Person signing the same

- 74 - (which on its face complies with the terms of such Letter of Credit); (iii) the failure of any instrument to bear any reference or adequate reference to a Letter of Credit or the failure of any Persons to note the amount of any instrument on the reverse of a Letter of Credit or to surrender a Letter of Credit; (iv) the good faith or acts of any Person other than the applicable Canadian Issuing Lender and its agents and employees; (v) the existence, form or sufficiency or breach or default under any agreement or instruments of any nature whatsoever (which on its face complies with the terms of such Letter of Credit); (vi) any delay in giving or failure to give any notice, demand or protest; and (vii) any error, omission, delay in or non - delivery of any notice or other communication, however sent. The determination as to whether the required documents are presented prior to the expiration of a Letter of Credit and whether such other documents are in proper and sufficient form for compliance with a Letter of Credit will be made by the applicable Canadian Issuing Lender in its sole discretion, which determination will be conclusive and binding upon the Canadian Borrower absent manifest error. It is agreed that any Canadian Issuing Lender may honour, as complying with the terms of a Letter of Credit and this Agreement, any documents otherwise in order and signed or issued by the beneficiary thereof. Any action, inaction or omission on the part of any Canadian Issuing Lender under or in connection with the Letters of Credit or any related instruments or documents, if in good faith and in conformity with such laws, regulations or commercial or banking customs as such Canadian Issuing Lender may reasonably deem to be applicable, will be binding upon the Canadian Borrower, and will not affect, impair or prevent the vesting of such Canadian Issuing Lender’s rights or powers hereunder or the Canadian Borrower’s obligation to make full reimbursement of amounts drawn under the Letters of Credit. Notwithstanding the provision of this Section 5.02(12), the Canadian Borrower will not be responsible for and no Person will be relieved of responsibility for any gross negligence or wilful misconduct of such Person. (13) In respect of Advances by way of issuance of Letters of Credit by the US Issuing Lender on behalf of the US Borrower, the provisions of this Sec tion 5.02 and defined terms referenced therein will be applicable to such Advances mutatis mutandis and all references in this Section 5.02 to the Canadian Borrower will be deemed to be references to the US Borrower, all references to a Canadian Issuing Lender will be deemed to be references to the US Issuing Lender, all references to the Canadian Revolving Facility will be deemed to be references to the US Revolving Facility. All references to the Canadian Lenders will be deemed to be references to the US Lenders and all references to Prime Rate and US Base Rate shall be references to US Prime Rate. (14) The parties hereto agree that (a) each of the Existing CIBC Letters of Credit shall be deemed to be Letters of Credit issued by CIBC hereunder; and (b) each of the Existing CIBC US Letters of Credit shall be deemed to be Letters of Credit issued by CIBC US hereunder, and without limiting the generality of the foregoing, the parties hereto agree that such Letters of Credit shall benefit from the Security and the indemnities of the Borrowers and the Lenders herein in respect of same. 3. Letters of Credit under the LC Facility (1) If a Borrower wishes to request an Advance by way of issuance of Letters of Credit, such Borrower will, at the time it delivers the notice required pursuant to Sec tion 2.10(2) , execute and deliver the LC Lender’s usual documentation relating to the issuance and

- 75 - administration of Letters of Credit. In the event of any inconsistency between the terms of such documentation and this Agreement, the terms of this Agreement will prevail. (2) Each request for a Letter of Credit under the LC Facility will be made available by the LC Lender; provided that EDC has issued and delivered to the LC Lender any EDC Documents required by the LC Lender, such EDC Documents to be in form and substance satisfactory to the LC Lender, with respect to such Letter of Credit and provided further that the amount of such Letter of Credit, together with the aggregate amount of all other Letters of Credit issued under the LC Facility, does not, in the aggregate, exceed the LC Facility Amount. (3) No Letter of Credit may be issued under the LC Facility for a period in excess of eighteen (18) months. No Letter of Credit may be issued under the LC Facility for a period in excess of nine (9) months beyond the Maturity Date, and on the Maturity Date cash collateral therefor will be deposited with the LC Lender in accordance with Sec tion 5.03(10). No Letter of Credit may be used to secure trading facilities with financial institutions that are not suppliers of natural gas or electricity in the ordinary course. No Letter of Credit will be issued or renewed under the LC Facility which is not in compliance with any requirements or provisions of the EDC Documents. (4) If, at any time, a demand for payment (the amount so demanded being herein referred to as a “ relevant amount ” for purposes of this Sec tion 5.03 ) is made under a Letter of Credit and notification thereof is given by the LC Lender to the Agent, then: (a) the Agent will promptly notify the applicable Borrower of such demand; (b) the LC Lender will pay such relevant amount together with the balance of the amount demanded to the Person entitled thereto on the date upon which such relevant amount becomes payable under the Letter of Credit in accordance with its terms; and (c) the LC Lender will notify EDC in accordance with the EDC Documents that it has made such payment under such Letter of Credit, and request that EDC pay such relevant amount to the LC Lender in accordance with the applicable EDC Guarantee. In the event that EDC has made a payment to the LC Lender pursuant to any EDC Guarantee in respect of a Letter of Credit issued by the LC Lender, EDC shall obtain all of the rights and benefits of the LC Lender under this Agreement to the extent of such payment and shall be subrogated to the rights of the LC Lender to the extent of such payment. (5) The Borrowers hereby undertake to indemnify and hold harmless the Agent and the LC Lender from time to time on demand by the Agent from and against all liabilities and costs in connection with any Letter of Credit (including, without limitation, any costs incurred in funding any amount which falls due from the LC Lender under any Letter of Credit hereunder but without duplication of costs in respect of which the LC Lender has already been compensated by the fees and charges applicable to Letters of Credit) except where such liabilities or costs result from the gross negligence or wilful misconduct of the person claiming indemnification.

- 76 - (6) The LC Lender will at all times be entitled, and is irrevocably authorized by the Borrowers, to make any payment under Letters of Credit issued by it for which a request or demand has been made in the required form without any further reference to the applicable Borrower and any investigation or enquiry, need not concern itself with the propriety or validity of any claim made or purported to be made under the terms of such Letter of Credit (except as to compliance with the payment conditions of such Letters of Credit) and will be entitled to assume that any Person expressed in such Letter of Credit as being entitled to make demand or receive payments thereunder is so entitled. Accordingly, so long as a request or demand has been made as aforementioned, and subject to the preceding sentence, it will not be a defence to any demand made of the Borrowers hereunder, nor will the Borrowers or their obligations hereunder be impaired by the fact (if it be the case) that the LC Lender was or might have been justified in refusing payment, in whole or in part, of the amounts so claimed. (7) A certificate of the Agent and/or the LC Lender as to the amounts paid by any LC Lender pursuant to this Sec tion 5.03 or the amount paid out under any Letter of Credit will, in the absence of manifest error, be prima facie evidence of the existence and amount of such payment in any legal action or proceeding arising out of or in connection herewith. (8) The applicable Borrower will pay to the Agent for the benefit of the LC Lender the LC Fee quarterly in arrears beginning on the first of each Fiscal Quarter following the date of issuance of such Letter of Credit. In addition, for so long as any Letter of Credit is outstanding, the applicable Borrower will pay to the LC Lender a fee equal to 0.25% of the face amount of each Letter of Credit in Canadian Dollars or US Dollars, as applicable, in advance beginning on the date of issuance of such Letter of Credit. Such fees will be calculated on the basis of a calendar year and the number of days the Letter of Credit will be outstanding during such period. The Borrowers will also pay the standard fees and charges of the LC Lender in effect from time to time for issuing and renewing Letters of Credit (all such fees to be non - refundable). The LC Lender will be entitled to charge a cancellation fee of <Redacted> per cancelled Letter of Credit. (9) The full face amount of each Letter of Credit issued by the LC Lender on behalf of a Borrower will be deemed to be an Advance under the LC Facility, which Advance will be retired upon the earlier of: (a) the return of the Letter of Credit to the LC Lender for cancellation; or (b) the cancellation of the Letter of Credit by the LC Lender in accordance with the terms of the Letter of Credit. (10) If any Letter of Credit is outstanding at the time an Event of Default has occurred and is continuing or on the Maturity Date, the Borrowers will if required by the LC Lender forthwith pay to the LC Lender an amount (such amount being herein referred to as a “ deposit amount ” for purposes of this Sec tion 5.03 ) equal to the undrawn principal amount of the outstanding Letter of Credit, which deposit amount will be held by the LC Lender in an interest bearing account bearing interest at a prevailing rate offered by the LC Lender for deposits as determined by the LC Lender, acting reasonably for application against the indebtedness owing by the Borrowers to the LC Lender in respect of any draw on the outstanding Letter of Credit. In the event that the LC Lender is not called upon to make full payment on the outstanding Letter of

- 77 - Credit prior to the date which is 90 days after its expiry date, the deposit amount (including all accrued interest thereon) or any part thereof as has not been paid out, will, so long as no Event of Default then exists, be returned as soon as practicable following such expiry date to the Borrowers. (11) The obligations of the Borrowers with respect to Letters of Credit will be unconditional and irrevocable, and will be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances: (a) any lack of validity or enforceability of any Credit Document or the Letters of Credit; (b) any amendment or waiver of or any consent to or actual departure from this Agreement; (c) the existence of any claim, set - off, defence or other right which a Borrower may have at any time against any beneficiary or any transferee of a Letter of Credit (or any Persons for which any such beneficiary or any such transferee may be acting), the LC Lender or any other Person or entity, whether in connection with this Agreement, the transactions contemplated herein or in any other agreements or any unrelated transactions; (d) any statement or any other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect except for non - compliance with the payment conditions of such Letter of Credit; or (e) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing. It is understood and agreed that the LC Lender will not have any liability for, and that the Borrowers assume all responsibility for: (i) the genuineness of any signature; (ii) the form, validity, genuineness, falsification and legal effect of any draft, certification or other document required by a Letter of Credit or the authority of the Person signing the same (which on its face complies with the terms of such Letter of Credit); (iii) the failure of any instrument to bear any reference or adequate reference to a Letter of Credit or the failure of any Persons to note the amount of any instrument on the reverse of a Letter of Credit or to surrender a Letter of Credit; (iv) the good faith or acts of any Person other than the LC Lender and its agents and employees; (v) the existence, form or sufficiency or breach or default under any agreement or instruments of any nature whatsoever (which on its face complies with the terms of such Letter of Credit); (vi) any delay in giving or failure to give any notice, demand or protest; and (vii) any error, omission, delay in or non - delivery of any notice or other communication, however sent. The determination as to whether the required documents are presented prior to the expiration of a Letter of Credit and whether such other documents are in proper and sufficient form for compliance with a Letter of Credit will be made by the LC Lender in its sole discretion, which determination will be conclusive and binding upon the Canadian Borrower absent manifest error. It is agreed that the LC Lender may honour, as complying with the terms of a Letter of Credit and this Agreement,

- 78 - any documents otherwise in order and signed or issued by the beneficiary thereof. Any action, inaction or omission on the part of the LC Lender under or in connection with the Letters of Credit or any related instruments or documents, if in good faith and in conformity with such laws, regulations or commercial or banking customs as the LC Lender may reasonably deem to be applicable, will be binding upon the Borrowers, and will not affect, impair or prevent the vesting of the LC Lender’s rights or powers hereunder or the Borrowers’ obligation to make full reimbursement of amounts drawn under the Letters of Credit. Notwithstanding the provision of this Sec tion 5.03(11), the Borrowers will not be responsible for and no Person will be relieved of responsibility for any gross negligence or wilful misconduct of such Person. (12) The parties hereto agree that each of the Existing LC Facility Letters of Credit shall be deemed to be Letters of Credit issued by LC Lender, and without limiting the generality of the foregoing, the parties hereto agree that such Letters of Credit shall benefit from the Security and the indemnities of the Borrowers and the Lenders herein in respect of same. ARTICLE 6 REPAYMENT AND COMMITMENT REDUCTION 6.01 Mandatory Repayment of Principal at Maturity (1) Subject to the terms hereof, the Canadian Borrower will repay all Obligations in connection with the Canadian Revolving Facility, including the outstanding principal amount of all Advances thereunder together with all accrued interest, fees, and other amounts then unpaid by it with respect to such Advances, the Commitments under the Canadian Revolving Facility and the Canadian Revolving Facility (which, for greater certainty, will include all amounts payable by the Canadian Borrower to the Agent under Sec tion 5.01(9) with respect to any Bankers’ Acceptances and BA Equivalent Notes outstanding on the Maturity Date and all amounts payable by the Canadian Borrower to the Agent under Section 5.02(11) with respect to Letters of Credit outstanding on the Maturity Date) in full on the Maturity Date and the Canadian Revolving Facility and the Commitments thereunder will be automatically terminated on the Maturity Date. (2) Subject to the terms hereof, the US Borrower will repay all Obligations in connection with the US Revolving Facility, including the outstanding principal amount of all Advances thereunder together with all accrued interest, fees and other amounts then unpaid by it with respect to such Advances, the Commitments under the US Revolving Facility and the US Revolving Facility (which, for greater certainty, will include all amounts payable by the US Borrower to the Agent under Sec tion 5.02(11) with respect to Letters of Credit outstanding on the Maturity Date) in full on the Maturity Date, and the US Revolving Facility and the Commitments thereunder will be automatically terminated on the Maturity Date. (3) Subject to the terms hereof, the Borrowers will repay all Obligations in connection with the LC Facility, including the outstanding principal amount of all Advances thereunder together with all accrued interest, fees and other amounts then unpaid by it with respect to such Advances, the Commitments under the LC Facility and the LC Facility (which, for greater certainty, will include all amounts payable by the Borrowers to the Agent under Sec tion 5.03(10) with respect to Letters of Credit outstanding on the Maturity Date) in full on

- 79 - the Maturity Date, and the LC Facility and the Commitments thereunder will be automatically terminated on the Maturity Date. 6.02 Voluntary Repayments and Reductions Subject to the Agent receiving a Repayment Notice, which will be given not less than the applicable notice requirement for such Advance being repaid in respect of the Canadian Revolving Facility, the US Revolving Facility or the LC Facility prior to the proposed repayment date and which will be irrevocable, the Borrowers may from time to time repay or prepay Advances outstanding under any Credit Facility without premium, penalty or bonus provided that each such repayment or prepayment will be in a minimum aggregate amount of <Redacted> and in whole multiples of <Redacted> for Advances denominated in Canadian Dollars and in a minimum aggregate amount of <Redacted> and in whole multiples of <Redacted> for Advances denominated in United States Dollars. The Repayment Notice and minimum repayment amounts referenced herein will not apply to repayment of Advances under the Canadian Swingline Facility or the US Swingline Facility. 6.03 Cancellation or Reduction of US Revolving Facility, Canadian Revolving Facility, Canadian Swingline Facility, US Swingline Facility or the LC Facility (1) The Canadian Borrower may, at any time, upon giving at least three Business Days prior notice to the Agent, cancel in full or, from time to time, reduce in part, either or both of the Canadian Revolving Facility or the Canadian Swingline Facility without premium, penalty or bonus and, if either or both are reduced, the Commitments of each of the Canadian Lenders (or the Canadian Swingline Lender, as applicable) will be reduced pro rata in the same proportion that the amount of the reduction in either or both of the Canadian Revolving Facility or the Canadian Swingline Facility bears to the amount of either or both of the Canadian Revolving Facility or the Canadian Swingline Facility in effect immediately prior to the reduction; provided, however, that any reduction will be in a minimum amount of <Redacted> and in integral multiples of <Redacted>. The Canadian Borrower will not cancel all or any portion of the Commitments under the Canadian Revolving Facility if as a result thereof it would be required to repay Bankers’ Acceptances with a maturity date falling subsequent to the due date of such cancellation. In addition, if the Canadian Borrower cancels all or a portion of the Commitment and as a result thereof it would be required to repay LIBOR Advances, Sec tion 6.04(4) will apply to such repayment. (2) The US Borrower may, at any time, upon giving at least three Business Days’ notice to the Agent, cancel in full or, from time to time, reduce in part, either or both of the US Revolving Facility or the US Swingline Facility without premium, penalty or bonus and, if either or both are reduced, the Commitments of each of the US Lenders (or the US Swingline Lender, as applicable) will be reduced pro rata in the same proportion that the amount of the reduction in either or both of the US Revolving Facility or the US Swingline Facility bears to the amount of either or both of the US Revolving Facility or the US Swingline Facility in effect immediately prior to the reduction; provided, however, that any reduction will be in a minimum amount of <Redacted> and in integral multiples of <Redacted>. If the US Borrower cancels all

- 80 - or a portion of the Commitments under the US Revolving Facility and as a result thereof it would be required to repay LIBOR Advances, Sec tion 6.04(4) will apply to such repayment. (3) Either Borrower may, at any time, upon giving at least three Business Days prior notice to the Agent, cancel in full or, from time to time, reduce in part, the LC Facility without premium, penalty or bonus; provided, however, that any reduction will be in a minimum amount of <Redacted> (or the Equivalent Amount in US Dollars) and in integral multiples of <Redacted> (or the Equivalent Amount in US Dollars). 4. Excess Over the Maximum Amounts (1) If the Agent determines that on any day as a result of currency fluctuations the aggregate of (a) Advances in Canadian Dollars then outstanding under the Canadian Revolving Facility, and (b) the Equivalent Amount in Canadian Dollars of Advances in US Dollars then outstanding under the Canadian Revolving Facility on such day exceeds 103% of the Canadian Revolver Amount then in effect then the Agent will notify the Canadian Borrower that such an event has occurred, and the Canadian Borrower will within two Business Days receipt of such notice, (i) repay Advances under the Canadian Revolving Facility in an amount equal to such excess; or (ii) deposit with the Agent cash or Cash Equivalents in an amount of such excess, provided that if it is determined on any subsequent day that the amount of the deposited amounts exceeds the amount of such excess, the Canadian Borrower may withdraw the amount by which such excess has been reduced. (2) If the Agent determines that on any day as a result of currency fluctuations the aggregate of (a) Advances in Canadian Dollars then outstanding under the LC Facility, and (b) the Equivalent Amount in Canadian Dollars of Advances in US Dollars then outstanding under the LC Facility on such day exceeds the LC Facility Amount then in effect then the Agent will notify the Canadian Borrower that such an event has occurred, and the Canadian Borrower will within two Business Days receipt of such notice, deposit with the Agent cash or Cash Equivalents in an amount of such excess, provided that if it is determined on any subsequent day that the amount of the deposited amounts exceeds the amount of such excess, the Canadian Borrower may withdraw the amount by which such excess has been reduced. (3) If the Agent determines that on any day that the aggregate of (a) Advances in Canadian Dollars then outstanding under the Canadian Revolving Facility, (b) the Equivalent Amount in Canadian Dollars of Advances in US Dollars then outstanding under the Canadian Revolving Facility, (c) the Equivalent Amount in Canadian Dollars of Advances under the US Revolving Facility, (d) Advances in Canadian Dollars then outstanding under the LC Facility, and (e) the Equivalent Amount in Canadian Dollars of Advances in US Dollars then outstanding under the LC Facility, on such day, exceeds the Borrowing Base in effect on such day, the Agent shall notify the Canadian Borrower that such an event has occurred, and the Borrowers shall immediately upon receipt of such notice, (i) repay Advances under the Credit Facilities in an amount equal to such excess; or (ii) deposit with the Agent cash or Cash Equivalents in an amount of such excess, provided that if it is determined on any subsequent day that the amount of the deposited amounts exceeds the amount of such excess, the Borrowers may withdraw the amount by which such excess has been reduced.

- 81 - (4) Subject to the terms hereof, in the event that on any day that the aggregate of (a) Advances in Canadian Dollars then outstanding under the Canadian Revolving Facility, (b) the Equivalent Amount in Canadian Dollars of Advances in US Dollars then outstanding under the Canadian Revolving Facility, (c) the Equivalent Amount in Canadian Dollars of Advances under the US Revolving Facility, (d) Advances in Canadian Dollars then outstanding under the LC Facility, and (e) the Equivalent Amount in Canadian Dollars of Advances in US Dollars then outstanding under the LC Facility, on such day, exceeds the Maximum Facility Amount then in effect (for greater certainty, after giving effect to the reductions in the Maximum Facility Amount made pursuant to Sections 6.03, 6.06, 6.07, 6.08 and 6.09 ), the Borrowers shall immediately upon receipt of notice (and in any event no later than one (1) Business Day following receipt of such notice), repay Advances under the Credit Facilities in an amount equal to such excess. 5. Payment of Breakage Costs etc. In connection with each repayment or prepayment hereunder whether voluntary or mandatory (i) in connection with LIBOR Advances which are repaid prior to the end of the applicable LIBOR Interest Period (a) the applicable Borrower will pay to the Agent (for the account of each applicable Lender) all Breakage Costs, or (b) the applicable Borrower will deposit with the Agent cash or Cash Equivalents in an amount equal to the amount due in respect to such LIBOR Advance at the end of the applicable LIBOR Interest Period; and (ii) in connection with Bankers’ Acceptances, BA Equivalent Notes and Letters of Credit which are be repaid prior to their respective maturity or expiry dates, the Canadian Borrower will deposit cash or Cash Equivalents with the Agent (for the benefit of the applicable Lenders) equal to the full face amount at maturity of such Bankers’ Acceptance or BA Equivalent Note or the face amount of such Letters of Credit, as applicable, and will concurrently deliver to the Agent a cash collateral agreement, supporting resolutions, certificates and opinions to the extent requested by the Agent in form and substance satisfactory to the Agent. 6. Mandatory Repayments for the Sale of Unrestricted Subsidiaries If JustEnergy, either Borrower or any of their respective Subsidiaries receives any net after - tax proceeds from the Disposition of any shares or other equity interests or Property of any Unrestricted Subsidiary (other than from any Designated Disposition), (a) an amount equal to such net after - tax proceeds shall be immediately paid to the Agent by the Borrowers (irrespective as to which Borrower or Subsidiary received such net after - tax proceeds) and shall be applied by the Agent against Advances outstanding under the Credit Facilities, and (b) the Maximum Facility Amount then in effect (for greater certainty, after giving effect to the reductions in the Maximum Facility Amount made pursuant to Sections 6.03, 6.07, 6.08 and 6 . 09 ) shall be immediately and permanently reduced by an amount equal to such net after - tax proceeds and the Commitment of each Lender under the Credit Facilities shall be reduced pro rata in accordance with its Proportionate Share of such amount . 6.07 Commitment Reductions on Asset Dispositions If any Obligor receives any net after - tax proceeds from the Disposition of any Property in excess of <Redacted> in any Fiscal Year (other than from any Designated

- 82 - Disposition), (a) an amount equal to such excess shall be immediately paid to the Agent by the Borrowers (irrespective as to which Obligor received such net after - tax proceeds) and shall be applied by the Agent against Advances outstanding under the Credit Facilities, and (b) the Maximum Facility Amount then in effect (for greater certainty, after giving effect to the reductions in the Maximum Facility Amount made pursuant to Sections 6.03, 6.06, 6.08 and 6 . 09 ) shall be immediately and permanently reduced by an amount equal to such excess and the Commitment of each Lender under the Credit Facilities shall be reduced pro rata in accordance with its Proportionate Share of such excess . 8. Commitment Reductions re Designated Dispositions (1) If any Obligor receives any net after - tax proceeds from any Designated Disposition, the Maximum Facility Amount then in effect (for greater certainty, after giving effect to the reductions in the Maximum Facility Amount made pursuant to Sections 6.03 , 6.06 , 6.07 and 6.09 ) shall be permanently reduced by an amount equal to such net after - tax proceeds and the Commitment of each Lender under the Credit Facilities shall be reduced pro rata in accordance with its Proportionate Share of such amount. Each such reduction to the Maximum Facility Amount made pursuant to this Section 6.08(1) shall take effect two (2) Business Days following receipt by the applicable Obligor of such net after - tax proceeds. (2) On November 30, 2021, the Maximum Facility Amount then in effect (for greater certainty, after giving effect to the reductions in the Maximum Facility Amount made pursuant to Sections 6.03 , 6.06 , 6.07 , 6.08(1) and 6.09 ) shall be immediately and permanently reduced by an additional amount, if any, equal to the lesser of (i) <Redacted> less the aggregate of all of the Maximum Facility Amount reductions made pursuant to Section 6.08(1) on or before November 30, 2021, and (ii) cumulative EBITDA for the trailing five (5) Fiscal Quarters measured as at September 30, 2021 less <Redacted>. (3) If any Obligor receives any net after - tax proceeds from any Designated Disposition after November 30, 2021, the aggregate amount of all of the reductions in the Maximum Facility Amount made pursuant to Sections 6.08(1) (including, for greater certainty, any reduction made as a result of any Designated Disposition made after November 30, 2021) and 6.08(2) shall not exceed the greater of (i) <Redacted>, and (ii) the aggregate amount of net after - tax proceeds received by the Obligors from all of the Designated Dispositions made until and at such time. 6.09 Scheduled Mandatory Commitment Reductions Notwithstanding anything to the contrary herein, the Maximum Facility Amount then in effect (for greater certainty, after giving effect to the reductions in the Maximum Facility Amount made pursuant to Sections 6.03 , 6.06 , 6.07 and 6.08 ) shall be permanently reduced by <Redacted> on each of the following dates: (a) March 31 2021; (b) September 30, 2021; (c) March 31, 2022;

- 83 - (d) September 30, 2022; (e) March 31, 2023; and (f) September 30, 2023, and the Commitment of each Lender under the Credit Facilities shall be reduced pro rata in accordance with its Proportionate Share of such reduction. ARTICLE 7 PLACE AND APPLICATION OF PAYMENTS 7.01 Place of Payment of Principal, Interest and Fees (1) The Canadian Borrower undertakes at all times that any Advance is outstanding to it or any other amount is owed by it under any Credit Document to maintain at the Agent’s Cdn. Payment Branch an account in Cdn. Dollars and an account in US Dollars, which the Agent will be entitled to debit with such amounts as are from time to time required to be paid by the Canadian Borrower under the Credit Documents, as and when such amounts are due, and that each such account will contain sufficient funds, or sufficient funds will be available under the Canadian Swingline Facility, for such purpose. Without in any way limiting the rights of the Agent pursuant to the foregoing, unless otherwise specifically agreed between the Canadian Borrower and the Agent, the Canadian Borrower hereby directs the Agent to debit the aforesaid accounts with such amounts as are from time to time required to be paid by the Canadian Borrower pursuant to Article 4 , Article 5 and Article 6 of this Agreement. Following any such debit for non - scheduled fees, costs or expenses, the Agent will provide to the Canadian Borrower notice of the debit of such fees, costs or expenses and the reasons therefor. (2) The US Borrower undertakes at all times that any Advance is outstanding to it or any other amount is owed by it under any Credit Document to maintain at the Agent’s US Payment Branch an account in US Dollars which the Agent will be entitled to debit with such amounts as are from time to time required to be paid by the US Borrower under the Credit Documents, as and when such amounts are due, and that such account will contain sufficient funds, or sufficient funds will be available under the US Swingline Facility, for such purpose. Without in any way limiting the rights of the Agent pursuant to the foregoing, unless otherwise specifically agreed between the US Borrower and the Agent, the US Borrower hereby directs the Agent to debit the aforesaid accounts with such amounts as are from time to time required to be paid by the US Borrower pursuant to Article 4 , Article 5 and Article 6 of this Agreement. Following any such debit for non - scheduled fees, costs or expenses, the Agent will provide to the US Borrower notice of the debit of such fees, costs or expenses and the reasons therefor. (3) All payments by the Canadian Borrower under any Credit Document, unless otherwise expressly provided in such Credit Document, will be made to the Agent at the Agent’s Cdn. Payment Branch, or at such other location as may be agreed upon by the Agent and the Canadian Borrower, for the account of the Lenders entitled to such payment, not later than 12:00 noon (Toronto time) for value on the date when due, and will be made in immediately available funds without set - off or counterclaim.

- 84 - (4) All payments by the US Borrower under any Credit Document, unless otherwise expressly provided in such Credit Document, will be made to the Agent at the Agent’s US Payment Branch, or such other location as may be agreed upon between the Agent and the US Borrower, not later than 12:00 noon (Toronto time) for value on the date when due, and will be made in immediately available funds without set - off or counterclaim. (5) Unless the Agent will have been notified by a Borrower not later than 12:00 noon (Toronto time) of the Business Day prior to the date on which any payment to be made by such Borrower under a Credit Document is due that such Borrower does not intend to remit such payment, the Agent will be entitled to assume that such Borrower has remitted or will remit such payment when so due and the Agent may (but will not be obliged to), in reliance upon such assumption, make available to each applicable Lender on such payment date such Lender’s share of such assumed payment. If such Borrower does not in fact remit such payment to the Agent as required by such Credit Document, each applicable Lender will immediately repay to the Agent on demand the amount so made available to such Lender, together with interest on such amount at the Interbank Reference Rate, in respect of each day from and including the date such amount was made available by the Agent to such Lender to the date such amount is repaid in immediately available funds to the Agent, and such Borrower will immediately pay to the Agent on demand such amounts as are sufficient to compensate the Agent and the Lenders for all costs and expenses (including, without limitation, any interest paid to lenders of funds) which the Agent may sustain in making any such amounts available to the Lenders or which any Lender may sustain in receiving any such amount from, and in repaying any such amount to, the Agent or in compensating the Agent as aforesaid. A certificate of the Agent as to any amounts payable by a Borrower pursuant to the preceding sentence and containing reasonable details of the calculation of such amounts will be prima facie evidence of the amounts so payable. (6) If any amount which has been received by the Agent not later than 12:00 noon (Toronto time) on any Business Day as provided above is not paid by the Agent to a Lender on such Business Day as required under this Agreement, the Agent will immediately pay to such Lender on demand interest on such amount at the Interbank Reference Rate in respect of each day from and including the day such amount was required to be paid by the Agent to such Lender to the day such amount is so paid. For greater certainty, the Borrowers have no obligation to reimburse the Agent for any such amounts. 7.02 Netting of Payments If, on any date, amounts would be due and payable under this Agreement in the same currency by the Borrowers to the Lenders, or any one of them, and by the Lenders, or such Lender, to a Borrower, then, on such date, upon notice from the Agent or such Lender stating that netting is to apply to such payments, the obligations of each such party to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by a Borrower to the Lenders, or such Lender, exceeds the aggregate amount that would otherwise have been payable by the Lenders, or such Lender, to a Borrower or vice versa , such obligations will be replaced by an obligation upon whichever of a Borrower or the Lenders, or such Lender, would have had to pay the larger aggregate amount to pay to the other the excess of the larger aggregate amount over the smaller aggregate amount.

- 85 - For greater certainty, prior to acceleration of repayment pursuant to Sec tion 11.02, this Section 7.02 will not permit any Lender to exercise a right of set - off, combination or similar right against any amount which a Borrower may have on deposit with such Lender in respect of any amount to which netting is to apply pursuant to this Sec tion 7.02 , but will apply only to determine the net amount to be payable by the Lenders or one of them to a Borrower, or by a Borrower to the Lenders or one of them. ARTICLE 8 REPRESENTATIONS AND WARRANTIES 1. Representations and Warranties Each Borrower represents and warrants to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties: (1) Existence and Qualification Each Obligor (i) has been duly incorporated, formed, amalgamated, merged or continued, as the case may be, and is validly subsisting as a corporation, company, limited liability company, partnership or trust, under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may; and (ii) is duly qualified, in good standing and has all required Material Licences to carry on its business in each jurisdiction in which the nature of its business requires qualification to the extent necessary to carry on its business. (2) Power and Authority Each Obligor has the corporate, trust, company, limited liability company or partnership power and authority, as the case may be, (i) to enter into, and to exercise its rights and perform its obligations under, the Credit Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Credit Documents, and (ii) to own its Property and carry on its business as currently conducted and as currently proposed to be conducted by it. (3) Execution, Delivery, Performance and Enforceability of Documents The execution, delivery and performance of each of the Credit Documents to which each Obligor is a party, and every other instrument or agreement delivered by an Obligor pursuant to any Credit Document has been duly authorized by all corporate, trust, company or partnership actions required, and each of such documents has been duly executed and delivered. Each Credit Document to which any Obligor is a party constitutes the legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms (except, in any case, as such enforceability may be limited by applied bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity). (4) Credit Documents Comply with Applicable Laws, Organizational Documents and Contractual Obligations None of the execution or delivery of, the consummation of the transactions contemplated in, or compliance with the terms, conditions and provisions of any of, the Credit Documents or, as of the Effective Date, the implementation of the Recapitalization Plan in accordance with the terms therein by any Obligor, conflicts with or will conflict with, or results or will result in any breach of, or constitutes a default under or contravention of, (a) any

- 86 - Obligors’ Organizational Document, (b) any Material Contract or Material Licence, (c) any Requirement of Law other than immaterial breaches or (d) results or will result in the creation or imposition of any Encumbrance upon any of its Property that is not a Permitted Encumbrance. (5) Consent Respecting Credit Documents Each Obligor has, obtained, made or taken all consents, approvals, authorizations, declarations, registrations, filings, notices and other actions whatsoever required with Governmental Authorities, third parties or otherwise to enable it to execute and deliver each of the Credit Documents to which it is a party and to consummate the transactions contemplated in the Credit Documents, other than the approvals, clarifications or authorizations of the Governmental Authorities (including, without limitation, the Reserve Bank of India) required under the laws of India for the execution and delivery by JEBPO Services LLP of the Guarantee and the Security Documents to which it is a party, and the performance by JEBPO Services LLP of its obligations thereunder. (6) Taxes Except as set forth on Schedule 8.01(6), each Obligor has paid or made adequate provision for the payment of all Taxes levied on its Property or income which are due and payable, or has accrued such amounts in its financial statements for the payment of such Taxes, except for charges, fees or dues which are not material in amount, which are not delinquent or if delinquent are being contested, and in respect of which non - payment would not individually or in the aggregate have, or be reasonably likely to cause, a Material Adverse Effect, and there is at the date given no action, suit, proceeding, investigation, audit or claim now pending, or to its knowledge, threatened by any Governmental Authority regarding any Taxes, nor has it or any other Obligor agreed to waive or extend any statute of limitations with respect to the payment or collection of Taxes. (7) Judgments, Etc. At the date given, no Obligor is subject to any judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other Persons engaged in similar businesses) which has not been lifted or stayed or of which enforcement has not been suspended for a period of 15 days or more in an amount (individually or in the aggregate for all Obligors) in excess of the lesser of (a) <Redacted> and (b) 10% of EBITDA (calculated on a last twelve months basis). (8) Absence of Litigation There are no actions, suits or proceedings pending or, to the best of its knowledge and belief, after due inquiry and all reasonable investigation, threatened against or involving any Obligor which would reasonably be expected to have a Material Adverse Effect, other than in respect of which the Agent has been provided notice of pursuant to Sec tion 9.01(10). (9) Title to Assets Each Obligor has good title to its assets, free and clear of all Encumbrances except Permitted Encumbrances and defects in title which are not material in nature to the conduct of any Obligor’s business, and no Person has any agreement or right to acquire an interest in such assets other than in the ordinary course of its business or pursuant to Permitted Asset Dispositions. The Pledged Securities constitute all of the equity interests held by each Obligor in any other Obligor.

- 87 - (10) Liens The Security Documents create in favour of the Collateral Agent valid, binding and perfected (when registered or filed) Encumbrances on all right, title and interest in all of the Property which is the subject matter of the Security Documents and those Encumbrances have first priority for all purposes over any other Encumbrances on the Property, except for Permitted Encumbrances which have priority pursuant to Applicable Law. (11) Use of Real Property All real property material to the business of the Obligor owned or leased by each Obligor may be used by such Obligor pursuant to Applicable Law for the present use and operation of the material elements of the business conducted, or intended to be conducted, on such real property by such Obligor. (12) Insurance Each Obligor maintains insurance which is in full force and effect that complies with all of the requirements of this Agreement. (13) Labour Relations No Obligor is engaged in any material unfair labour practice or material employment discrimination practice, and there is no material unfair labour practice complaint or material complaint of employment discrimination pending against an Obligor, or to its knowledge threatened against an Obligor, before any Governmental Authority. To the best of its knowledge, no material grievance or arbitration arising out of or under any collective bargaining agreement is pending against an Obligor or, to the best of its knowledge, threatened against an Obligor, no strike, labour dispute, slowdown or stoppage is pending against an Obligor or, to the best of its knowledge, threatened against an Obligor and no union representation proceeding is pending with respect to any of an Obligor’s employees. (14) Compliance with Laws No Obligor is in material violation of any material Applicable Law or material Applicable Order, subject to the provisions of Sec tion 8.01(27), in the case of Requirements of Environmental Law. (15) No Event of Default or Pending Event of Default Neither any Event of Default nor any Pending Event of Default has occurred and is continuing. (16) Corporate Structure The corporate structure of JustEnergy and its Subsidiaries is as set out in Schedule 8.01(16) (as updated pursuant to Section 9.05 from time to time), which Schedule contains: (a) Share Capital of Obligors . The authorized capital of each Obligor (other than JustEnergy) and each Unrestricted Subsidiary is as provided in Schedule 8.01(16) , of which the number of issued and outstanding shares and the beneficial owners thereof is provided for in Schedule 8.01(16). (b) Complete Names. A complete and accurate list of the full and correct name of each Obligor referenced in this Sec tion 8.01(16) (including any French and English forms of name) and the jurisdiction of incorporation or formation of each such Obligor. (c) Designation : A designation of each Subsidiary of JustEnergy other than the Borrowers as either a Restricted Subsidiary or an Unrestricted Subsidiary.

- 88 - (17) Rights to Acquire Shares of Obligors No Person has an agreement or option or any other right or privilege (whether by law, pre - emptive or contractual) capable of becoming an agreement or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares in the capital of any Obligor (other than JustEnergy). (18) Obligors Each Obligor either carries on their Business in Canada, the United States, India or Hungary, or carries on no business other than being a holding entity. (19) Relevant Jurisdictions Schedule 8.01(19) (as amended from time to time) identifies, in respect of each Obligor, the Relevant Jurisdictions as at the date given including each Obligor’s jurisdiction of formation and organizational registration number (if any), its full address (including postal code or zip code), chief executive office, registered office and all places of business and, if the same is different, the address at which the books and records of such Obligor are located and the address from which the invoices and accounts of such Obligor are issued. (20) Computer Software Each Obligor owns or has licensed for use or otherwise has the right to use all of the material software necessary to conduct its businesses. All Computer Equipment owned or used by an Obligor and necessary for the conduct of business has been properly maintained in all material respects or replaced and is in good working order for the purposes of on - going operation, subject to ordinary wear and tear for Computer Equipment of comparable age and Computer Equipment which has been damaged but is in the course of being repaired. (21) Intellectual Property Each Obligor has rights sufficient for it to use all the Intellectual Property reasonably necessary for the conduct of its business except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect; all patents, trade - marks or industrial designs which have been either registered or in respect of which a registration application has been filed by it as at the date given are listed on Sche dule 8.01(21). To its knowledge, no Obligor is infringing or misappropriating or is alleged to be infringing or misappropriating the intellectual property rights of any other Person where such infringement or misappropriation is reasonably expected to have a Material Adverse Effect. (22) Material Contracts and Material Licences . (a) Schedule 8.01(22), (as amended from time to time), accurately sets out all Material Contracts and Material Licences; (b) a true and complete certified copy of each Material Contract and Material Licence has been or, within 30 days of its entry into effect, will be delivered to the Agent and each Material Contract and Material Licence is in full force and effect; (c) to the Borrowers’ knowledge, no event has occurred and is continuing which would constitute a breach of or a default under any Material Contract or Material Licence which would entitle any party thereto or any applicable Governmental Authority to terminate or revoke such Material Contract or Material Licence;

- 89 - (d) each Material Contract is binding upon the Obligor party thereto and, to its knowledge, is a binding agreement of each other Person who is a party to the Material Contract; (e) each Material Contract is assignable in accordance with its terms without the consent of the counterparty thereto or such consent has otherwise been obtained; and (f) each Customer Contract, other than Customer Contracts totalling no more than 2% of Gross Margin, is assignable in accordance with its terms without the consent of the counterparty thereto or such consent has otherwise been obtained. (23) Financial Year End Its financial year end is March 31. (24) Financial Information All of the financial statements which have been furnished to the Agent and the Lenders, or any of them, in connection with this Agreement are complete in all material respects and such financial statements fairly present the results of operations and financial position of the of the Borrowers and their Restricted Subsidiaries as of the dates referred to therein and have been prepared on a Modified Consolidated Basis, except that, in the case of quarterly financial statements, notes to the statements and audit adjustments required by GAAP are not included. All other financial information (including, without limitation the Operating Budget and the Borrowers projected summary of anticipated Available Supply and Supply Commitments) provided to the Agent and the Lenders as of the date prepared (a) were based on reasonable assumptions and expectations and represent reasonable good faith estimates and (b) were believed to be achievable. (25) Liabilities No Obligor has any liabilities, whether accrued, absolute, contingent or otherwise, of any kind or nature whatsoever, except (i) as disclosed in the financial statements most recently delivered under Section 9.03 ; (ii) as incurred after the date of such financial statements and are permitted to be incurred hereunder; (iii) as incurred in the ordinary course of business of an Obligor; provided that, in respect this clause (iii), such liabilities: (x) are not material to the Business, (y) are not required in accordance with GAAP to be disclosed in such Obligor’s financial statements referred to in clause (i) above and (z) are not incurred in violation of this Agreement, and (iv) for liabilities consented to by the Agent on behalf of the Majority Lenders. (26) No Material Adverse Effect Since the date of the Borrowers’ most recent financial statements provided to the Agent, there has been no condition (financial or otherwise), event or change in its business, liabilities, operations, results of operations, assets or prospects which would reasonably be expected to have a Material Adverse Effect nor, to the Borrowers’ knowledge, has there been any condition, event or change to the credit rating of Shell Energy or any material LDC which would reasonably be expected to have a Material Adverse Effect. (27) Environmental (a) No Obligor is subject to any civil or criminal proceeding relating to Requirements of Environmental Laws and is not aware of any investigation or threatened proceeding or investigation, (b) each Obligor has all material permits, licenses, registrations and other authorizations required by the Requirements of Environmental Laws for

- 90 - the operation of its business and the properties which it owns, leases or otherwise occupies, (c) each Obligor currently operates its business and its properties (whether owned, leased or otherwise occupied) in compliance in all material respects with all applicable material Requirements of Environmental Laws, (d) no Hazardous Substances are stored or disposed of by any Obligor or otherwise used by an Obligor in violation of any applicable Requirements of Environmental Laws (including, without limitation, there has been no Release of Hazardous Substances by any Obligor at, on or under any property now or previously owned or leased by the Borrowers or any of their Subsidiaries), (e) except as disclosed in the environmental reports identified on Schedule 8.01(27) , to the knowledge of the Borrowers (i) all underground storage tanks now or previously located on any real property owned or leased by it have been operated, maintained and decommissioned or closed, as applicable, in compliance with applicable Requirements of Environmental Law; and (ii) no real property or groundwater in, on or under any property now or previously owned or leased by any Obligor is or has been during such Obligor’s ownership or occupation of such property contaminated by any Hazardous Substance except for any contamination that would not reasonably be expected to give rise to material liability under Requirements of Environmental Laws nor, to the best of its knowledge, is any such property named in any list of hazardous waste or contaminated sites maintained under the Requirements of Environmental Law. (28) CERCLA No portion of any Obligor’s Property has been listed, designated or identified in the National Priorities List or the CERCLA Information System both as published by the United States Environmental Protection Agency, or any similar list of sites published by any federal, state or local authority proposed for requiring clean up or remedial or corrective action under any Requirements of Environmental Laws. (29) Canadian Welfare and Pension Plans The Canadian Borrower has adopted all Canadian Welfare Plans and all Canadian Pension Plans in accordance with Applicable Laws and each such plan has been maintained and is in compliance in all material respects with its terms and such laws including, without limitation, all requirements relating to employee participation, funding, investment of funds, benefits and transactions with the Obligors and persons related to them. As of the Effective Date and at no time preceding the Effective Date has any Obligor maintained, sponsored, administered, contributed to, or participated in a Specified Canadian Pension Plan. With respect to Canadian Pension Plans: (a) no steps have been taken to terminate any Canadian Pension Plan (wholly or in part) which could result in any Obligor being required to make an additional contribution in excess of <Redacted> to the Canadian Pension Plan; (b) no contribution failure in excess of <Redacted> has occurred with respect to any Canadian Pension Plan sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction; and (c) no condition exists and no event or transaction has occurred with respect to any Canadian Pension Plan which is reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of <Redacted>. No Obligor has a contingent liability in excess of <Redacted> with respect to any post - retirement benefit under a Canadian Welfare Plan. With respect of each Canadian Pension Plan: (a) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in material compliance with all Applicable Laws and the terms of each Pension Plan have been made in accordance with all Applicable Laws and the terms of each Canadian Pension Plan; and (b) no event has occurred and no conditions exist with respect to any Canadian Pension Plan that has resulted or could

- 91 - reasonably be expected to result in any Canadian Pension Plan being the subject of a requirement to be wound up (wholly or in part) by any applicable regulatory authority, having its registration revoked or refused by any applicable regulatory authority or being required to pay any taxes or penalties under any applicable pension benefits or tax laws. (30) ERISA Plans (a) Each ERISA Plan of any Obligor carrying on business in the United States has been maintained and is in compliance in all material respects with Applicable Laws including, without limitation, all requirements relating to employee participation, investment of funds, benefits and transactions with the Obligors and persons related to them, (b) with respect to such ERISA Plans: (i) no condition exists and no event or transaction has occurred with respect to any such ERISA Plan that is reasonably likely to result in any Obligor, to the best of its knowledge, incurring any liability, fine or penalty in excess of the US$ Equivalent Amount of <Redacted>; and (ii) no Obligor carrying on business in the United States has a contingent liability with respect to any post - retirement benefit under a US Welfare Plan in excess of the US$ Equivalent Amount of <Redacted>, (c) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made have been made in accordance with all Applicable Laws and the terms of each ERISA Plan, (d) each of the ERISA Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has received a favourable determination letter from the IRS, (ii) is or will be the subject of an application for a favourable determination letter, and no circumstances exist that has resulted or could reasonably be expected to result in the revocation or denial of any such determination letter, or (iii) is entitled to rely on an appropriately updated prototype plan document that has received a national office determination letter and has not applied for a favourable determination letter of its own and (e) no Obligor carrying on business in the United States has any US Pension Plans and no multiemployer plans as defined in Section 4001(a)(3) of ERISA are maintained by any Obligor or to their knowledge have been maintained by any member of any Obligor’s Controlled Group. (31) Not an Investment Company No Obligor is an “investment company” or a company “controlled” by an “investment company” within the meaning of the United States Investment Company Act of 1940 or a “holding company”, or a “subsidiary company” of a “holding company”, or an “affiliate” of a holding company, or of a “subsidiary company” of a “holding company”, within the meaning of the United States Public Utility Holding Company Act of 2005. (32) No Margin Stock No Obligor is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock. None of the proceeds of any Advance will be used to purchase or carry, or to reduce or retire or refinance any credit incurred to purchase or carry, any margin stock (within the meaning of Regulations U and X of the Board of Governors of the Federal Reserve System of the United States) or to extend credit to others for the purpose of purchasing or carrying any margin stock. (33) Full Disclosure All information provided or to be provided by or on behalf of any Obligor to the Agent and the Lenders in connection with the Credit Facilities (including with respect to the creditworthiness of Shell Energy and the LDCs) was or will be at the time prepared, to its knowledge, true and correct in all material respects and none of the documentation furnished to the Agent and the Lenders by or on behalf of any Obligor, to its

- 92 - knowledge, omitted or will omit as of such time, a material fact necessary to make the statements contained therein not misleading in any material way, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by it at the time made (and, to its knowledge any other Person who furnished such material on behalf of them). (34) Insolvency From and after the Effective Date, no Obligor, nor any of its predecessors where applicable, (i) has committed any act of bankruptcy; (ii) is insolvent, or has proposed, or given notice of its intention to propose, a compromise or arrangement pursuant to any bankruptcy or insolvency law to its creditors generally; (iii) has any petition for a receiving order in bankruptcy filed against it (unless it has been discharged or dismissed or it is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within 15 days of knowledge by such Obligor of its institution), made a voluntary assignment in bankruptcy, taken any proceeding with respect to any compromise or arrangement pursuant to any bankruptcy or insolvency law, taken any proceeding to have itself declared bankrupt or wound - up, taken any proceeding to have a receiver appointed of any part of its assets, or has had any Encumbrancer take possession of any material part of its Property; or (iv) has had an execution or distress claiming payment in excess of <Redacted> become enforceable or become levied on any of its Property which has not been satisfied. (35) Non - Arm’s Length Transactions All agreements, arrangements or transactions between any Obligor, on the one hand, and any Associate of, Affiliate of or other Person not dealing at Arm’s Length with such Obligor, on the other hand (other than another Obligor), in existence at the date hereof are set forth on Schedule 8.01(35) or are otherwise permitted pursuant to Section 9.04(19). (36) Solvency Immediately after the making of each Advance to either Borrower, and after giving effect to the application of the proceeds of such Advances, (i) the fair value of the assets of each Obligor, at a fair valuation, will exceed the debts and liabilities, subordinated, contingent or otherwise, of each Obligor; (ii) the present fair saleable value of the Property of each Obligor will be greater than the amount that will be required to pay the probable liability of each Obligor on its debts and other liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; (iii) each Obligor will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) each Obligor, if required pursuant to Applicable Law, will not have unreasonably small capital with which to conduct the businesses in which it is engaged as such businesses are now conducted and are proposed to be conducted after the date hereof. (37) Debt No Obligor has any Debt that is not Permitted Debt. (38) Bank Accounts No Obligor maintains a bank account other than as set forth on Schedule 8.01(38). Schedule 8.01(38) contains a list of all bank accounts maintained by the Obligors together with a list of all blocked account agreements and deposit account control agreements entered into in connection therewith.

- 93 - (39) Schedules The information contained in each Schedule attached hereto is as at the date hereof, or at the time a replacement thereof is provided to the Agent or the Lenders pursuant hereto, will be true, correct and complete in all material respects. (40) Sanctions . It is not in violation of, in any material respect, any of the country or list based economic and trade sanctions administered and enforced by OFAC, or any Sanctions Laws. As of the date of this Agreement, no Obligor (i) is a Sanctioned Person or (ii) is a Person designated under Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 or other Sanctions Laws. If a senior officer of any Obligor receives any written notice that any Obligor, any Affiliate or any Subsidiary of any Obligor is named on the then current OFAC SDN List or is otherwise a Sanctioned Person (such occurrence, a “ Sanctions Event ”), such Obligor shall promptly (i) give written notice to the Agent and the Lenders of such Sanctions Event, and (ii) comply in all material respects with all applicable laws with respect to such Sanctions Event (regardless of whether the Sanctioned Person is located within the jurisdiction of the United States of America or Canada), and each Obligor hereby authorizes and consents to the Agent and the Lenders taking any and all steps the Agent or the Lenders deem necessary, in their sole but reasonable discretion, to avoid violation of, in any material respect, all applicable laws with respect to any such Sanctions Event. (41) Anti - Corruption Laws . No part of the proceeds of the Advances shall be used, directly or, to the Borrowers’ knowledge, indirectly : (a) to offer or give anything of value to any official or employee of any foreign government department or agency or instrumentality or government - owned entity, to any foreign political party or party official or political candidate, or to anyone else acting in an official capacity, in order to obtain, retain or direct business, or obtain any improper advantage, in material violation of any Anti - Corruption Law . (42) Anti - Terrorism Laws . To the extent applicable, each Obligor is in compliance, in all material respects, with (i) the U.S. Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (ii) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (United States), as amended (the “ Patriot Act ”); and (iii) Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively with clauses (i) and (ii) above, the “ Anti - Terrorism Laws ”). The use of the proceeds of the Advances will not violate, in any material respect, the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, in any material respect. (43) Reporting Issuer . JustEnergy is a reporting issuer, as defined under applicable Canadian securities laws, in all of the provinces and territories of Canada and is not in default in any material respect under any requirement of applicable Canadian or U.S. securities laws. JustEnergy is in compliance in all material respects with the rules and regulations of the Toronto Stock Exchange and the New York Stock Exchange.

- 94 - 8.02 Survival and Repetition of Representations and Warranties The representations and warranties set out in Sec tion 8.01 will be repeated (i) in each Compliance Certificate delivered pursuant to Section 9.03(3), (ii) as of the date of each request for a new Advance by a Borrower, (iii) in accordance with Section 9.05 in connection with the designation of Restricted Subsidiaries, (iv) in each Borrowing Base Certificate delivered pursuant to Section 9.03(6), and (v) in each Priority Supplier Payables Certificate delivered pursuant to Section 9.03(10), in each case, with reference to the actual dates at which such representations and warranties are made; except in any such case to the extent that on or prior to such date the Borrowers advise the Agent in writing of the variation in any such representation or warranty as of such date; and provided further that such disclosure will not excuse any breach of covenant or Event of Default arising hereunder other than as a result of the incorrectness of such representation and warranty. ARTICLE 9 C O V E NAN TS 1. Positive Covenants So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, each Borrower will and will cause each other Obligor to: (1) Timely Payment Make due and timely payment of the Obligations required to be paid by it hereunder and under each other Credit Document. (2) Conduct of Business, Maintenance of Existence, Compliance with Laws (a) engage in business of the same general type as now conducted by it; (b) carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice; (c) except as otherwise permitted by Sec tion 9.04(2), preserve, renew and keep in full force and effect its existence; (d) take all action necessary to maintain all material registrations, material licenses, material rights, material privileges and franchises necessary or desirable in the normal conduct of its business; and (e) comply in all material respects with all Requirements of Law, including without limitation, Requirements of Environmental Law. (3) Further Assurances Provide the Agent and the Lenders with such other documents, opinions, consents, acknowledgements and agreements as are reasonably necessary to implement this Agreement, the other Credit Documents and are required by the Agent from time to time. (4) Access to Information Promptly provide the Agent with all information reasonably requested by the Agent for and on behalf of the Lenders from time to time concerning its financial condition and Property, and during normal business hours and from time to time upon reasonable notice, permit representatives of the Agent, and the Lenders if accompanied by the Agent, to inspect any of its Property, to examine and take extracts from its financial books, accounts and records including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial affairs, its

- 95 - business or any part of its Property with its senior officers and (in the presence of such of its representatives as it may designate) its auditors. If an Event of Default or a Pending Event of Default has occurred and is continuing, the Canadian Borrower will pay all reasonable expenses incurred by such representatives in order to visit a Borrower’s premises or attend at its and each other Obligor’s principal office, as applicable, for such purposes. In addition, the Borrowers shall, and shall cause each other Obligor to, promptly provide to the Agent with such information as the Agent or any Lender may reasonably request in order to comply with the Beneficial Ownership Regulation and written notice of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified in such Certification. (5) Payment Obligations Pay or discharge, or cause to be paid or discharged (i) before the same become delinquent (A) all Taxes imposed upon it or upon its income or profits or in respect of its business or Property and file all tax returns in respect thereof and (B) all required payments under any of its Debt and (ii) in a timely manner in accordance with prudent business practices (A) all lawful claims for labour, materials and supplies, and (B) all other material obligations the failure of which would reasonably be expected to result in an Event of Default; provided, however that it will not be required to pay or discharge or to cause to be paid or discharged any such amount referred to in clauses (i) and (ii) so long as the validity or amount thereof is being contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP and satisfactory to the Agent, acting reasonably, has been established in its books and records. (6) Use of Credit Facilities Use the proceeds of the Credit Facilities as contemplated by Sec tion 2.07 . (7) Insurance Maintain or cause to be maintained with reputable insurers, coverage against risk of loss or damage to its Property (including public liability and damage to property of third parties), business interruption insurance, fire and extended peril insurance and boiler and machinery insurance of such types as is customary for and would be maintained by a corporation with an established reputation engaged in the same or similar business in similar locations and provide to the Agent, on an annual basis, if requested, evidence of such coverage. The Collateral Agent will be indicated in all insurance policies, as applicable, as a loss payee and additional insured. (8) Notice of Event of Default or Pending Event of Default Promptly notify the Agent of any Event of Default or Pending Event of Default that would apply to it or to any Obligor of which it becomes aware . (9) Notice of Material Adverse Effect Promptly notify the Agent of any condition (financial or otherwise), event or change in its or any other Obligor’s business, liabilities, operations, results of operations, assets or prospects which would reasonably be expected to have a Material Adverse Effect. (10) Notice of Litigation Diligently defend itself and its properties from and against any lawsuits or claims in accordance with prudent business practice and promptly notify the Agent on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding or

- 96 - other circumstance (including, without limitation, any such dispute with Shell Energy or any LDC) the result of which if determined adversely would be a judgment or award against it (i) in excess of <Redacted> or (ii) would reasonably be expected to result in a Material Adverse Effect to it, and (A) from time to time provide the Agent with all reasonable information requested by the Agent concerning the status of any such proceeding and (B) provide the Agent semi - annually in March and September of each year, a written update prepared by internal counsel to the Borrowers in respect of each such proceeding in excess of <Redacted>. (11) Other Notices Promptly, upon having knowledge, give notice to the Agent on behalf of the Lenders of: (a) any violation of any Applicable Law, which does or could reasonably be expected to have a Material Adverse Effect; (b) any termination or expiration of or default under a Material Contract or Material Licence; (c) any damage to or destruction of any property, real or personal, of any Obligor having a replacement cost in excess of <Redacted>; (d) the receipt of insurance proceeds by any Obligor in excess of <Redacted>; (e) any change in the regulatory framework relating to the energy market which is materially adverse to the Business or could reasonably be expected to be materially adverse to the Business with the passage of time; (f) any Encumbrance registered against any property or assets of any Obligor, other than a Permitted Encumbrance; (g) any entering into of a Material Contract or Material Licence, together with a true copy thereof; or (h) any assignment of a Material Contract by the counterparty thereto. (12) Computer Software Own or license for use or otherwise maintain the right to use all of the material software necessary to conduct its businesses and in all material respects, properly maintain and keep in good working order for the purposes of on - going operation, all Computer Equipment owned or used by an Obligor and necessary for the conduct of business, subject to ordinary wear and tear for Computer Equipment of comparable age and lost or damaged Computer Equipment replaced or repaired to the extent required to conduct its Business. (13) Intellectual Property Maintain rights sufficient for it to use all the Intellectual Property reasonably necessary for the conduct of its business and not knowingly infringe or misappropriate in any material way the intellectual property rights of any other Person. (14) Environmental Compliance Operate its business in compliance in all material respects with all applicable material Requirements of Environmental Laws and operate all

- 97 - Property owned, leased or otherwise occupied by it with a view to ensuring that no material obligation, including a clean - up or remedial obligation, will arise in respect of an Obligor under any Requirements of Environmental Law; provided however, that if any such obligation arises, the applicable Obligor will promptly satisfy or contest such obligation at its own cost and expense. It will promptly notify the Agent, to the extent not disclosed as of the date hereof, upon (i) learning of the existence of Hazardous Substance located on, above or below the surface of any land which it owns, leases, operates, occupies or controls (except those being stored, used or otherwise handled in substantial compliance with applicable Requirements of Environmental Law), or contained in the soil or water constituting such land and (ii) the occurrence of any lawfully reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Substances that has occurred on or from such land which, in either case, is likely to result in liability under Requirements of Environmental Law. (15) Security With respect to the Security: (a) provide to the Collateral Agent the Security required from time to time pursuant to Article 10 in accordance with the provisions of such Article, accompanied by supporting resolutions, certificates and opinions as reasonably requested by the Collateral Agent and in form and substance satisfactory to the Collateral Agent; and (b) do, execute and deliver all such things, documents, security, agreements and assurances as may from time to time be reasonably requested by the Collateral Agent to ensure that the Collateral Agent holds at all times valid, enforceable, perfected first priority Encumbrances (subject only to Permitted Encumbrances) from the Obligors meeting the requirements of Article 10 . (16) Maintenance of Property Keep all Property necessary in its business in good working order and condition, normal wear and tear excepted, save for lost or damaged Property replaced or repaired to the extent required to conduct its Business. (17) ERISA Matters (a) Maintain each ERISA Plan in compliance in all material respects with all applicable Requirements of Law; (b) refrain from adopting, participating in or becoming obligated with respect to any US Pension Plan or multiemployer plan as defined in Section 4001(a)(3) of ERISA without the prior written consent of the Lenders; and (c) promptly notify the Agent on becoming aware of (i) the institution of any steps by any Person to terminate any US Pension Plan, (ii) the failure of any Obligor to make a required contribution to any US Pension Plan if such failure is sufficient to give rise to an Encumbrance under Section 303(k) of ERISA, (iii) the taking of any action with respect to a US Pension Plan which is reasonably likely to result in the requirement that any Obligor furnish a bond or other security to the US Pension Benefit Guaranty Corporation under ERISA or such Pension Plan, or (iv) the occurrence of any event with respect to any ERISA Plan which is

- 98 - reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of <Redacted>, and following notice to the Agent thereof, provide copies of all documentation relating thereto if requested by the Agent. (18) Canadian Pension Plans (a) maintain each Canadian Pension Plan in compliance in all material respects with all applicable Requirements of Law; (b) refrain from adopting, participating in or becoming obligated with respect to any Specified Canadian Pension Plan without the prior written consent of the Lenders; and (c) promptly notify the Agent on becoming aware of (i) the institution of any steps by any Person to terminate any Canadian Pension Plan, (ii) the failure of any Obligor to make a required contribution to any Canadian Pension Plan if such failure is sufficient to give rise to a deemed trust or lien under applicable pension benefits standards laws, or (iii) the occurrence of any event with respect to any Canadian Pension Plan or Canadian Welfare Plan which is reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of <Redacted>, and following notice to the Agent thereof, provide copies of all documentation relating thereto if requested by the Agent. (19) Employee Benefit and Welfare Plans Maintain all employee benefit and Canadian Welfare Plans relating to the Business in compliance in all material respects with all Applicable Laws and ensure that all premiums and payments relating to employee benefits and pensions are paid as due. (20) Additional Information Promptly provide the Agent, upon receipt thereof, with copies of all “management letters” or other material letters submitted by independent public accountants in connection with audited financial statements described in Sec tion 9.03 raising issues associated with the audit of the Obligors. (21) Maintenance of Material Contracts and Material Licenses Except as otherwise permitted under Section 9 . 04 (17) , maintain in good standing and perform all of its obligations under and comply with all Material Contracts and Material Licenses . (22) Maintenance of Bank Accounts (a) Maintain all bank accounts and other forms of deposit account solely with a financial institution that has entered into a blocked account agreement or deposit account control agreement with the Collateral Agent on terms satisfactory to the Collateral Agent, and (b) cause any cash or cash equivalents that are the property of any Obligor to be held with a Lender. (23) Fulfillment of Obligations Fulfill and perform any and all of its material obligations to its Customers in whole, Shell Energy and any material LDCs. (24) LDC Agreements Notify the Agent of any notices received from LDCs in connection with any collections, services, agreements or any Transportation Agreements,

- 99 - requests to increase the billing service amount under any Collection Services Agreements, offsets or material matters under any LDC Agreement, in each case which would reasonably be expected to have a Material Adverse Effect. (25) Minimum Supplier Credit Rating (a) Only enter into or renew or permit the assignment of Supplier Contracts where, in any case, the supplier thereunder (including, without limitation, Shell Energy) and any new supplier (i) has a minimum credit rating of (A) BBB or higher by S&P, (B) Baa2 or higher by Moody’s, (C) BBB or higher by Fitch, or (D) BBB or higher by DBRS (the “ Minimum Supplier Rating ”), (ii) has its obligations backed by a guarantee from a Person with a credit rating meeting the requirements of (i) hereof or by a letter of credit issued by a bank whose long - term debt is rated at least “A” by S&P, or (iii) is not rated or does not have its obligations backed by a guarantee or letter of credit as described in (i) or (ii) hereof provided that all such suppliers do not exceed 10% of the total supply under all Supplier Contracts. (b) For the purposes of determining the Minimum Supplier Rating in (a) above, if at any time such supplier is rated by more than one rating agency, the Minimum Supplier Rating shall be determined by reference to the highest of all applicable ratings, unless one of the ratings is two or more categories lower than the other ratings, in which case the Minimum Supplier Rating for such supplier shall be determined by reference to the category next above that of the lowest rating. (26) No Supplier Recourse Other than in connection with Financial Assistance which is permitted pursuant to Sec tion 9.04(5), ensure that no supplier to any Unrestricted Subsidiary has any recourse to any Obligor. (27) Hedges If, pursuant to any report provided to the Agent pursuant to Section 9.03(7) or if the Agent reasonably determines at any time that, the Hedge Cap is exceeded, the Canadian Borrower or any other Obligor, as applicable, will forthwith unwind sufficient Hedges (for greater certainty, other than Commodity Hedges) with the Lender Hedge Providers to reduce the Aggregate Swap Exposure to below the Threshold Amount. (28) Keepwell Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Obligor to honour all of its obligations under the Guarantee in respect of Swap Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section, or otherwise under the Guarantee, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section and under the Guarantee shall remain in full force and effect until discharged in accordance with this Agreement and the Guarantee . Each Qualified ECP Guarantor intends that this Section constitute, and this Section shall be deemed to constitute, a “keepwell, support,

- 100 - or other agreement” for the benefit of each other Obligor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act. (29) Reporting Issuer Status Maintain the listing of the equity interests of JustEnergy on the Toronto Stock Exchange and maintain the status of JustEnergy as a reporting issuer under the Canadian securities laws of all of the provinces and territories of Canada in which it is a reporting issuer as of the date of this Agreement. (30) Refinancing of Credit Facilities On or before June 30, 2022, provide to the Agent evidence satisfactory to the Agent that the Borrowers have initiated a process to fully refinance the Credit Facilities in manner satisfactory to the Majority Lenders, acting reasonably. 2. Financial Covenants So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders: (1) Senior Debt to EBITDA Ratio The Borrowers, on a Modified Consolidated Basis, will ensure that the Senior Debt to EBITDA Ratio determined as at the last day of each Fiscal Quarter in respect of the immediately preceding Four Quarter Period is not greater than the applicable ratio set forth in the following chart: Fiscal Quarters (Ending On) Senior Debt to EBITDA Ratio September 30, 2020 and December 31, 2020 <Redacted> March 31, 2021 and June 30, 2021 <Redacted> September 30, 2021 and December 31, 2021 <Redacted> March 31, 2022 and June 30, 2022 <Redacted> September 30, 2022 and thereafter <Redacted> (2) Minimum Trailing Four Fiscal Quarter EBITDA The Borrowers, on a Modified Consolidated Basis, will ensure that EBITDA determined as at the last day of each Fiscal Quarter in respect of the immediately preceding Four Quarter Period is not less than <Redacted>. 3. Reporting Requirements So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Canadian Borrower will: (1) Annual Reports As soon as available and in any event within 120 days after the end of each Fiscal Year, cause to be prepared and delivered to the Agent the audited

- 101 - consolidated financial statements of JustEnergy, including, without limitation, a balance sheet, statement of equity, income statement and cash flow statement, certified by the chief financial officer of JustEnergy . (2) Quarterly Reports (a) As soon as available and in any event within 60 days of the end of each of its first three Fiscal Quarters of each Fiscal Year, cause to be prepared and delivered to the Agent as at the end of such Fiscal Quarter the unaudited interim consolidated financial statements of JustEnergy, including, in each case and without limitation, an income statement, balance sheet and cash flow statement, certified by the chief financial officer of JustEnergy. (b) As soon as available and in any event within 60 days of the end of each Fiscal Quarter (including the fourth Fiscal Quarter), cause to be prepared and delivered to the Agent as at the end of such Fiscal Quarter the unaudited financial statements of the Borrowers prepared on a Modified Consolidated Basis, including, in each case and without limitation, an income statement, balance sheet and cash flow statement, certified by the chief financial officer of JustEnergy. (3) Compliance Certificate Concurrently with the delivery of the financial statements referred to in Sections 9.03(1) and (2) above, provide the Agent with a Compliance Certificate. (4) Operating Budget As soon as available and in any event not later than June 30 in each year for the next three Fiscal Years, provide to the Agent for the Lenders, the Operating Budget. (5) Supply/Demand Projection Within 30 days of the end of each Fiscal Quarter, cause to be prepared and delivered to the Agent a supply vs. demand summary in respect of the Obligors’ projected next 12 months and the next 36 months anticipated Available Supply and Supply Commitments for natural gas, electricity and JustGreen Products, separately. (6) Borrowing Base Certificate As soon as available, and in any event within 30 days after the end of each Fiscal Quarter, furnish to the Agent a Borrowing Base Certificate setting out the calculation of the Borrowing Base as at the last day of the Fiscal Quarter just ended, and, semi - annually, including a calculation of the Key Assumptions in the manner set forth in Schedule I.1. In the event that any Key Assumption calculated in such manner exceeds the Key Assumption Variance Limit for such Key Assumption, the Borrowing Base calculation shall be amended for the following Fiscal Quarter so that the actual prior 12 - month period figure is used for such Key Assumption which exceeded the Key Assumption Variance Limit. (7) Hedging Exposure As soon as practicable and in any event within 30 days after the end of each Fiscal Quarter, provide to the Agent a report containing a summary of all outstanding hedging positions for all Hedges with Lender Hedge Providers (whether positive or negative) measured on a marked - to - market basis aggregated by product type (Commodity Hedge, Interest Rate Hedge, Currency Hedge or Equity Hedge) and in event that the Threshold

- 102 - Amount is exceeded, such reports will be provided by the Canadian Borrower to the Agent on a weekly basis. (8) Marked to Market Calculation As soon as available, and in any event within 10 Business Days after the end of each month, deliver to the Agent the Canadian Borrower’s good faith calculation of the marked - to - market exposure under its Supplier Contracts . (9) Portfolio Report As soon as available and in any event within 30 days of the end of each Fiscal Quarter, cause to be prepared and delivered to the Agent a portfolio report (substantially in the form of the report attached hereto as Schedule 9.03(9) ), which report shall include the Canadian Borrower’s good faith calculation of the marked - to - market exposure for each of the following categories: Canadian gas, US gas, Canadian power and US power. (10) Priority Supplier Payables As soon as available, and in any event within 10 Business Days after the end of each month, furnish to the Agent a Priority Supplier Payables Certificate setting out the Priority Supplier Payables as at the last day of the month just ended. (11) Risk Management Policy Promptly notify the Agent of any changes or modifications to the risk management and hedging policy of the Obligors from that in effect on the date hereof and promptly provide a copy of such change or modification. (12) Sufficient Copies to Agent Ensure that in complying with this Sec tion 9.03 , the Agent is supplied with such quantities of all materials as the Agent may require in order to distribute such materials to each of the Lenders and wherever possible, that electronic copies are sent which the Agent is then authorized to send electronically to the Lenders. (13) Cash Flow Forecasts Commencing on the fourth Friday following the Effective Date, and on each four (4) week interval thereafter, the Borrowers shall provide the Agent with its cash flow statement together with a variance report (if applicable) . (14) Strategic Review Process Promptly notify the Agent of the commencement of any strategic review process with respect to or involving JustEnergy or any of its Subsidiaries and attend calls with the Lenders on a bi - monthly basis to provide updates on such strategic review process. (15) Other Information Deliver to the Agent such other information relating to the conduct of business or financial condition of the Obligors as the Agent on behalf of the Lenders may reasonably request from time to time. 9.04 Negative Covenants So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, each Borrower will not and will ensure that each other Obligor will not: (1) Disposition of Property Except for Permitted Asset Dispositions, Dispose of, in one transaction or a series of transactions, all or any part of its Property, whether now owned or hereafter acquired .

- 103 - (2) Fundamental Changes Enter into any corporate transaction (or series of transactions), whether by way of arrangement, reorganization, consolidation, amalgamation, merger or otherwise, whereby all or substantially all of its undertaking and assets would become the property of any other Person or in the case of any amalgamation, the property of the continuing corporation resulting from the amalgamation, except that if at the time of and immediately after giving effect to the corporate transaction, if no Event of Default will have occurred and be continuing, it may amalgamate or merge (including by way of a wind - up that is not as a result of an insolvency) with or transfer all or substantially all of its assets to a Borrower or any wholly - owned Subsidiary of a Borrower; provided that it provides the Collateral Agent with prior notice of any such transaction and upon any amalgamation or merger (except by way of a wind - up), the resulting company or the entity to whom the assets have been transferred, as applicable, delivers to the Collateral Agent the Security Documents and an assumption agreement pursuant to which the amalgamated or merged company or the entity to whom the assets have been transferred, as applicable, confirms its assumption of all of the obligations of the amalgamating or merging companies or the entity which transferred the assets, as applicable, under the Credit Documents and such other security, certificates and opinions as may be required by the Collateral Agent including, if applicable, a pledge of the amalgamated or merged company’s shares. (3) No Debt Create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt; provided that the aggregate principal amount of all Permitted Debt described in clauses (a) and (i) of the definition of “Permitted Debt” shall at no time exceed the Lender Limitation Amount (as defined in the Intercreditor Agreement). (4) No Repayment or Prepayment of Debt (a) Directly or indirectly voluntarily prepay, defease or in substance defease, purchase, redeem, retire or otherwise acquire the Alberta Utilities Commission Debt, the 2020 Subordinated Debt or the <Redacted> Subordinated Notes, in advance of Debt outstanding under this Agreement, except, in the case of the Alberta Utilities Commission Debt, with the proceeds of the payments received by the Obligors from their Customers in the Province of Alberta under the applicable Customer Contracts; (b) make any amendment or modification to the subordination, ranking, term, granting of security or postponement terms of any indenture, note or other agreement evidencing or governing any Debt or any other term of such agreement which would be adverse to the Lenders; and (c) following the occurrence of an Event of Default or a Pending Event of Default which, in either case, is continuing, make any payment in respect of any Debt other than (i) Debt hereunder, (ii) Existing Intercompany Debt or Future Intercompany Debt between Obligors (other than to JustEnergy), (iii) non - cash Permitted Distributions in respect of Debt, (iv) payments in respect of obligations secured by Purchase Money Security Interests and payments in respect of Lease Obligations, (v) principal repayments of the Alberta Utilities Commission Debt, provided that each such payment shall be made solely with the proceeds of the

- 104 - payments received by the Obligors from their Customers in the Province of Alberta under the applicable Customer Contracts or (vi) payments under the Subordinated Facility Agreement that are Paid in Kind. (5) No Financial Assistance Give any Financial Assistance to any Person other than: (a) Existing Intercompany Debt; (b) Future Intercompany Debt; (c) guarantees made by the Obligors of Permitted Debt (other than the <Redacted> Subordinated Notes); (d) Financial Assistance to Restricted Subsidiaries; (e) loans and advances to employees made in accordance with Section 9.04(9) ; and (f) Financial Assistance to Unrestricted Subsidiaries (i) that was provided or advanced prior to June 30 , 2020 and certified in a Compliance Certificate prior to such date ; and (ii) from and after July 1 , 2020 , in an amount not to exceed <Redacted> in the aggregate to all Unrestricted Subsidiaries. Notwithstanding clauses (a) to (f) above, no Financial Assistance shall be given by an Obligor to any Person that is not an Obligor if a Pending Event of Default or an Event of Default has occurred or if the making of any such Financial Assistance would cause a Pending Event of Default or Event of Default to occur. (6) No Imbalance in Commitments (a) Permit, at any time, the projected amount of Available Supply of natural gas for the next 12 months to (i) exceed 110% of Supply Commitments for natural gas, or (ii) be less than 90% of Supply Commitments for natural gas in the same period; (b) permit, at any time, the projected amount of Available Supply of electricity for the next 12 months to (i) exceed 110% of Supply Commitments for electricity, or (ii) be less than 90% of Supply Commitments for electricity in the same period; (c) permit, at any time, the projected amount of Available Supply of JustGreen Products for the next 12 months to (i) exceed 150% of Supply Commitments for JustGreen Products, or (ii) be less than 90% of Supply Commitments for JustGreen Products in the same period; (d) permit, at any time, the projected amount of Available Supply of natural gas for the next 36 months to (i) exceed 115% of Supply Commitments for natural gas, or (ii) be less than 85% of Supply Commitments for natural gas in the same period;

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(e) permit, at any time, the projected amount of Available Supply of electricity for the next 36 months to (i) exceed 115% of Supply Commitments for electricity, or (ii) be less than 85% of Supply Commitments for electricity in the same period;

(f) permit, at any time, the projected amount of Available Supply of JustGreen Products for the next 36 months to (i) exceed 150% of Supply Commitments for JustGreen Products, or (ii) be less than 90% of Supply Commitments for JustGreen Products in the same period; and

(g) permit, at any time, the notional value of the projected amount of the Available Supply of JustGreen Products that exceeds the notional value of the Supply Commitments for JustGreen Products to exceed 1.0% of the aggregate notional value of Supply Commitments for electricity, natural gas and JustGreen Products.

(7) <u>No Distributions</u> Make or permit any Distributions, other than Permitted Distributions; provided that: (a) Permitted Distributions in cash between Obligors following the occurrence of a Pending Event of Default or Event of Default shall only be made as follows: (i) by any Obligor organized in the United States to the US Borrower or (ii) by any Obligor to the Canadian Borrower; (b) no Permitted Distribution shall be made in cash to any Person that is not an Obligor except as expressly permitted under paragraph (e) of the definition of Permitted Distribution; and (c) no Permitted Distributions shall be made in cash to any Person that is not an Obligor if a Pending Event of Default or Event of Default has occurred or if the making of any such cash Distribution would cause a Pending Event of Default or Event of Default to occur.

(8) <u>Distribution Restrictions</u> Other than this Agreement and the Subordinated Facility Agreement, enter into any other agreement that would limit its ability to effect any dividends or distributions.

(9) <u>Management Fees</u> Subject to Section 9.04(27), make or pay any bonus, consulting or management fee or corporate overhead payment or other like payment to any shareholder, director or officer, or any of their Affiliates, except for:

(a) salaries, benefits and other employment remuneration (including employee loans) paid in the ordinary course of business and on commercially reasonable terms; and

(b) any bonus, consulting or management fee or directors fee or payments to directors and officers of it, provided that any such payments are part of a commercially reasonable compensation package being paid by it for management services rendered.

(10) <u>No Encumbrances</u> Subject to Section 9.04(22), create, incur, assume or permit to exist any Encumbrance upon any of its Property except Permitted Encumbrances.

(11) <u>No Acquisitions</u> Make any Acquisition.

- 106 - (12) No Change to Year End Make any change to its Fiscal Year; provided that the Borrowers may elect to change its Fiscal Year to end on December 31 by delivering 60 days prior written notice to the Agent. (13) No Change to Business Carry on any business other than the Business; provided that no more than 7.5% of all revenue generated from the Business shall be generated from the marketing or sale of JustGreen Products, calculated on a Modified Consolidated Basis. (14) Location of Assets in Other Jurisdictions Except for any Property being delivered to a Customer in the ordinary course of business of such Obligor as part of the performance of its obligations, or the provision of its services, to such Customer in the ordinary course of business of such Obligor, locate any Property (other than natural gas) outside of the jurisdictions identified in Schedule 9.04(14) or move any Property from one jurisdiction to another jurisdiction where the movement of such Property would cause the Encumbrance of the Security over such Property to cease to be perfected under Applicable Law, or knowingly suffer or permit in any other manner any of its Property to not be subject to the Encumbrance of the Security or to be or become located in a jurisdiction as a result of which the Encumbrance of Security over such Property is not perfected, unless (x) the applicable Obligor has first given 21 days prior written notice thereof to the Agent, and (y) such Obligor has first executed and delivered to the Agent all Security and all financing or registration statements in form and substance satisfactory to the Agent which the Agent or its counsel, acting reasonably, from time to time deem necessary or advisable to ensure that the Security at all times constitutes a perfected first priority Encumbrance (subject only to Permitted Encumbrances) over such Property notwithstanding the movement or location of such Property as aforesaid together with such supporting certificates, resolutions, opinions and other documents as the Agent may deem necessary or desirable in connection with such security and registrations. (15) No Share Issuance Issue any new capital other than (a) Future Intercompany Equity, and (b) the issuance of common shares or preferred shares of JustEnergy to the public (which, for greater certainty, shall include any private placement). (16) Amendments to Organizational Documents Amend any of its Organizational Documents in a manner that would be prejudicial to the interests of any of the Lenders under the Credit Documents . (17) Material Contracts (a) Allow any circumstances to arise which would allow any Material Contract to lapse or to be terminated during its term if such lapse or termination would be adverse to the Lenders in any material respect ; (b) amend, vary, alter or waive any material term of any Material Contract in any material respect if such amendment, variance, alteration or waiver would be adverse to the Lenders in any material respect; (c) assign any Material Contract, except for assignment to the Collateral Agent pursuant to the Security Documents;

- 107 - (d) enter into any Supplier Contract which contains reporting or financial covenants that are in addition to or that are more restrictive than the reporting and financial covenants contained in Section 9 . 01 and 9 . 02 of the Intercreditor Agreement ; and (e) extend the payment terms with respect to any Supplier Contract in existence between an Obligor and a Priority Supplier. (18) Hostile Take - Over Bid Make or complete a Hostile Take - Over Bid. (19) Non - Arm’s Length Transactions Effect any transactions with any Person (other than an Obligor) not dealing at Arm’s Length with the transacting Obligor except for (i) those transactions identified in Schedule 8.01(35) on the Effective Date; (ii) the payment and receipt of Permitted Distributions; (iii) transactions permitted under Section 9.04(5) ; (iv) technical and administrative service agreements on commercially reasonable terms between any of JustEnergy or JEC and its Subsidiaries and the provision of the services contemplated thereby; and (v) sales arrangements on commercially reasonable terms between an Obligor and an Unrestricted Subsidiary with respect to the Business. (20) Sale and Leaseback Enter into any arrangement with any Person providing for the leasing by any Obligor, as lessee, of property which has been or is to be sold or transferred by such Obligor to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or the lease obligation of any Obligor. (21) Hedging Contracts Enter into or permit to be outstanding at any time any Hedge unless such Hedge satisfies the following conditions: (a) if such Hedge is an Interest Rate Hedge, it is designed to protect the Obligors against fluctuations in interest rates; (b) if such Hedge is a Currency Hedge, it is designed to protect the Obligors against fluctuations in currency exchange rates; (c) if such Hedge is an Equity Hedge, it is designed to protect the Obligors against fluctuations in share price; (d) such Hedge has been entered into by an Obligor bona fide and in good faith in the ordinary course of its business for the purpose of carrying on the same and not for speculative purposes ; and (e) after entering into such Hedge (for greater certainty, other than Commodity Hedges) with a Lender Hedge Provider, the Aggregate Swap Exposure of all Hedges (for greater certainty, other than Commodity Hedges) with Lender Hedge Providers would be less than the Threshold Amount. (22) Customer Contracts Permit any Encumbrances on Customer Contracts other than Permitted Encumbrances; provided, however, an Obligor may permit Encumbrances on Customer Contracts in favour of suppliers for such Customer Contracts so long as (i) revenue generated on all such Customer Contracts Encumbered in favour of suppliers accounts for no

- 108 - more than 3% of revenue generated by all Customer Contracts; and (ii) gross margin generated by such Customer Contracts Encumbered in favour of suppliers accounts for no more than 3% of gross margin of JustEnergy (on a consolidated basis) calculated on a rolling four quarter basis at the end of each Fiscal Quarter. The Encumbrances of the Security over Customer Contracts that may be Encumbered in favour of suppliers from time to time in accordance herewith, will be released from time to time in accordance with the terms of the Intercreditor Agreement. (23) No Accounts Open any new bank accounts unless a deposit account control agreement in respect of such new account is entered into between the Collateral Agent, the applicable Obligor and the financial institution where such new bank account is to be located, in form and substance satisfactory to the Agent acting reasonably. (24) Anti - Money Laundering and Anti - Terrorism Finance Laws; Foreign Corrupt Practices Act; Sanctions Laws; Restricted Person The Borrowers shall not, and shall not permit any Subsidiary to, (a) engage in or conspire to engage in any transaction that violates, in any material respect, any Anti - Terrorism Law, any Anti - Corruption Law or any Sanctions Law, or (b) use any part of the proceeds of the Advances, directly or, to the Borrowers’ knowledge, indirectly, for any conduct that would cause the representations and warranties in Sections 8.01(40), 8.01(41) or 8.01(42) to be untrue in any material respect as if made on the date any such conduct occurs. (25) Anti - Cash Hoarding Accumulate or maintain cash or Cash Equivalents in one or more accounts (including, for greater certainty, any depository, investment or securities account) maintained by the Obligors in an amount, in the aggregate, greater than <Redacted> (or the Equivalent Amount in any other currency). For greater certainty, the Lenders may refuse to fund any requested Drawdown which the Lenders, acting reasonably and in good faith, determine would result in a contravention of this Sec tion 9.04(25) ). (26) Fin/Phys Transactions Engage in any Fin/Phys Transactions (i) not related to the Business; (ii) which would result in the daily aggregate Fin/Phys Transaction volume to exceed 500 Megawatts, or (iii) which would result in the Fin/Phys Accumulated Balance to exceed the Fin/Phys Accumulated Balance Limit in any calendar month, provided that to the extent such excess exists in any calendar month, the Borrowers shall within 10 Business Days cause a payment to be made to the relevant Priority Suppliers in an amount that is equal to the amount by which the Fin/Phys Accumulated Balance exceeds the Fin/Phys Accumulated Balance Limit. (27) Key Employee Retention Programs Establish, maintain, participate or make contribution to any key employee retention program (other than (i) the key employee retention programs of the Obligors existing on the Effective Date, (ii) those provided for in the Operating Budget that are established, maintained, participated or contributed to in the ordinary course of business and on commercially reasonable terms) providing for cash payments (or payments in Cash Equivalent) in excess of <Redacted> individually or <Redacted> in the aggregate, without the prior written consent of the Lenders.

- 109 - 9.05 Restricted and Unrestricted Subsidiaries So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, each Borrower will ensure that: (1) No Subsidiaries JustEnergy has no Subsidiaries, other than Restricted Subsidiaries and Unrestricted Subsidiaries. (2) Status of Subsidiaries Each Subsidiary of JustEnergy: ( i) shall be a corporation, limited partnership, general partnership, trust or limited liability corporation formed under the laws of (A) Canada or a province thereof, (B) a state of the United States of America or the District of Columbia, (C) the United Kingdom, (D) Germany, (E) Hungary or (F) India; and ( ii) shall (A) if such Subsidiary is a Restricted Subsidiary, be wholly - owned by JustEnergy, a Borrower or a Restricted Subsidiary, or (B) if such Subsidiary is an Unrestricted Subsidiary, be owned, wholly or in part (subject to the terms of this Agreement), by JustEnergy or another Subsidiary. (3) Security Upon formation or acquisition, each Subsidiary will provide to the Agent a guarantee of the Obligations and will provide to the Collateral Agent Security Documents creating first charge security on all Property subject to Permitted Encumbrances of such Subsidiary, together with such opinions and other documents (including, without limitation, the Intercreditor Agreement and the Restricted Subsidiary Subordination Agreement) as the Agent may reasonably require, all in form and substance acceptable by the Agent. In addition, all shares in the capital stock (or other certificates representing all equity interests) of such Subsidiary shall be delivered to the Collateral Agent together with related stock powers duly executed in blank. (4) Composition of Borrowers and Restricted Subsidiaries At all times: (a) the gross margin of the Borrowers and the Restricted Subsidiaries shall comprise of no less than 80% of the consolidated gross margin of JustEnergy and all of its Subsidiaries, and (b) the revenue of the Borrowers and the Restricted Subsidiaries shall comprise of no less than 80% of the consolidated revenue of JustEnergy and all its Subsidiaries; provided that the covenant contained in this clause (b) shall no longer be effective in the event that the Intercreditor Agreement is amended to delete such covenant from Section 9.01(2) of the Intercreditor Agreement. (5) Revocation of Designation as an Unrestricted Subsidiary From time to time the Canadian Borrower may change the designation of a Subsidiary from an Unrestricted Subsidiary to a Restricted Subsidiary; provided that: (a) after giving effect to such designation, all representations and warranties contained in Sec tion 8.01 of this Agreement will be true and correct in all material respects with the same force and effect as if such representations and warranties had been made on and as of the date of such designation;

- 110 - (b) the Borrowers are in compliance with all covenants contained herein and no Pending Event of Default or Event of Default shall have occurred and be continuing or will occur as a result of such designation; (c) the Canadian Borrower shall have provided the Agent with a certificate of an officer certifying the foregoing; (d) the Subsidiary will provide to the Agent a guarantee and to the Collateral Agent Security Documents creating first charge security on all Property of the Subsidiary (subject to Permitted Encumbrances), together with such opinions and other documents as the Agent and its counsel may require all in form and substance acceptable by the Agent as its counsel; and (e) the Canadian Borrower shall have delivered to the Agent a revised Schedule 8.01(16) showing all Restricted Subsidiaries and Unrestricted Subsidiaries of JustEnergy following such designation. ARTICLE 10 SECURITY 1. Form of Security As continuing collateral security for the payment and satisfaction of all Obligations of the Borrowers to the Agent, the Lenders and the Lender Hedge Providers, the Borrowers shall, and shall have caused each other Obligor to have delivered prior to the Effective Date to the Collateral Agent the Security Documents described in Schedule 10.01, all of which will be in form and substance satisfactory to the Agent. 2. After Acquired Property and Further Assurances The Canadian Borrower will and will cause each other Obligor to from time to time and, at the request of the Agent, execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge in connection with any of its Property, whether now existing or acquired by any Obligor after the date hereof and intended to be subject to the security interests created pursuant to the Security Documents including any insurance thereon, as are reasonably required in connection with the charging of such property. The Canadian Borrower will and will cause each other Obligor to provide sufficient notice to the Agent of any change of name or adoption of a French form of name or change of jurisdiction of incorporation or formation of any Obligor, in order for the Agent to preserve the security interests created hereby. Without limiting the generality of the foregoing, the Canadian Borrower will and will cause each other Obligor to, at the request of the Agent, cause to be subordinated, secured and (so long as an Event of Default exists) postponed any or all Existing Intercompany Debt and Future Intercompany Debt and will enter into such instruments as the Collateral Agent deems necessary to effect such postponement and subordination and to subject such Existing Intercompany Debt and Future Intercompany Debt to the Encumbrances of the Security including, without limitation, the Restricted Subsidiary Subordination Agreement.

- 111 - 3. Benefit of Security The benefit of the provisions of the Credit Documents directly relating to the Security shall extend to and be available to any Lender Hedge Provider and the Agent or the Collateral Agent, as applicable, will hold such Security as trustee on behalf of each Lender Hedge Provider in accordance with the provisions of the Credit Documents for any Lender Hedge Provider and will hold and enforce such benefits in accordance with the Credit Documents on behalf of the Lender Hedge Providers as long as, by accepting such benefits, such Lender Hedge Provider agrees, as among the Collateral Agent, the Agent and all the Lenders that such Lender Hedge Provider is bound by (and, if requested by the Collateral Agent or the Agent, as applicable, shall confirm such agreement in a writing in form and substance acceptable to the Collateral Agent or the Agent, as applicable) the Credit Documents and subject to Sec tion 16.16(2), the decisions and actions of the Collateral Agent, the Agent and the Majority Lenders (or, where expressly required by the terms of this Agreement, a greater proportion of the Lenders as required herein) to the same extent a Lender is bound; provided, however, that, notwithstanding the foregoing (a) each of the Collateral Agent, the Agent and the Lenders shall be entitled to act at its sole discretion, without regard to the interest of any Lender Hedge Provider, regardless of whether any Obligation owing to any Lender Hedge Provider remains outstanding, or any Lender Hedge Provider is deprived of the benefit of the collateral subject to the Security, becomes unsecured or is otherwise affected or put in jeopardy thereby, and without any duty or liability to such Lender Hedge Provider or any such Obligation owing to a Lender Hedge Provider (and, in particular, the Collateral Agent or the Agent, as applicable, will not be a fiduciary of any Lender Hedge Provider) and (b) subject to Section 16.16(2), no Lender Hedge Provider shall have any right to be notified of, consent to, direct, require or be heard with respect to, any action taken or omitted in respect of the Security or under any Credit Document. 4. Release and Discharge re EdgePower Inc. Upon satisfaction of the conditions set forth in paragraph (g) of the definition of Permitted Asset Disposition contained in Section 1.01 : (1) the Lenders hereby direct and authorize the Agent to release and discharge EdgePower Inc. from its obligations under the Guarantee and the other Credit Documents to which it is a party; and (2) the Agent and the Lenders hereby direct and authorize the Collateral Agent to (i) release and discharge the EdgePower Property from the Security, (ii) release and discharge EdgePower Inc. from its obligations under the Security Documents to which it is a party, and (iii) execute such documents and take such actions as the Collateral Agent may deem necessary to effect such release and discharge, all in form and substance satisfactory to the Collateral Agent. ARTICLE 11 DEFAULT 11.01 Events of Default The occurrence of any one or more of the following events (each such event being herein referred to as an “ Event of Default ”) will constitute a default under this Agreement:

- 112 - (1) if either Borrower fails to pay any amount of principal of any Advance when due and payable; or (2) if either Borrower fails to pay any interest or fees when due and payable hereunder or under any other Credit Document and such non - payment continues for a period of three Business Days; or (3) if either Borrower fails to pay any Obligation (other than an Obligation for which a failure to pay is specifically dealt with elsewhere in this Sec tion 11.01 ) when due and payable and such non - payment continues for a period of ten Business Days after notice by the Agent; or (4) if either Borrower fails to observe or perform any of the financial covenants in Sec tion 9.02 or any of the negative covenants in Section 9.04 ; or (5) if either Borrower fails to observe or perform any of the positive covenants in Sec tion 9.01 or the reporting covenants in Section 9.03 and either Borrower will fail to remedy such default within the earlier of 15 Business Days from the date (i) either Borrower becomes aware of such default or (ii) the Agent delivers written notice of the default to either Borrower; or (6) if any Obligor neglects to observe or perform any covenant or obligation in this Agreement or any other Credit Document on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Sec tion 11.01 ) and either Borrower fails to remedy such default within the earlier of 15 Business Days from the date (i) such Obligor becomes aware of such default or (ii) the Agent delivers written notice of the default to either Borrower; or (7) if any representation or warranty made by any Obligor in this Agreement, any Credit Document or in any certificate or other document at any time delivered hereunder to the Agent or any Lender will prove to have been incorrect in any material respect on and as of the date thereof and such representation or warranty is not thereafter made true and correct within 15 Business Days of any Obligor becoming aware of its incorrectness; or (8) if any Obligor ceases or threatens to cease to carry on business generally except as permitted by this Agreement, or admits its inability or fails to pay its debts generally; or (9) if any Obligor (i) fails to make any payment when such payment is due and payable, to any Person in relation to any Debt (other than Debt for which a failure to pay is specifically dealt with elsewhere in this Sec tion 11.01 ) which, in the aggregate principal amount then outstanding, is in excess of <Redacted> and such payment is not made within any applicable cure or grace period; or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt which in the aggregate principal amount then outstanding is in excess of <Redacted> or contained in any instrument or agreement evidencing, securing or relating thereto and such default is not waived or cured within any applicable cure or grace period, or any other event will occur or condition exist, the effect of which default or other condition is to cause, or to permit the holder of such Debt to cause, such Debt to become due prior to its stated maturity date; or

- 113 - (10) if any Obligor denies its obligations under any Credit Document or claims any of the Credit Documents to be invalid or withdrawn in whole or in part; or (11) if any of the Credit Documents or any material provision of any of them becomes unenforceable, unlawful or is changed by virtue of legislation or by a court, statutory board or commission, and the applicable Obligor does not, within ten days of receipt of notice of such Credit Document or material provision becoming unenforceable, unlawful or being changed and being provided with any required new agreement or amendment for execution, replace such Credit Document with a new agreement that is in form and substance satisfactory to the Majority Lenders or amend such Credit Document to the satisfaction of the Majority Lenders; or (12) if a decree or order of a court of competent jurisdiction is entered adjudging an Obligor, a bankrupt or insolvent or approving as properly filed a petition seeking the winding - up of an Obligor under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Bankruptcy Code (United States) or the Winding - Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of an Obligor or ordering the winding up or liquidation of its affairs; or (13) if any Obligor becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy Code (United States), the Winding - Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrate or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition; or (14) if any proceeding or filing will be instituted or made against any Obligor seeking to have an order for relief entered against such Obligor as debtor under, or to adjudicate it bankrupt or insolvent, or seeking liquidation, winding - up, reorganization, arrangement, adjustment or composition under, any law relating to bankruptcy, insolvency, reorganization or relief of debtors (including, without limitation, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy Code (United States) and the Winding - Up and Restructuring Act (Canada)), or seeking appointment of a receiver, trustee, custodian or other similar official for such Obligor or for any substantial part of its properties or assets unless the proceeding or filing is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or indefinitely stayed within 15 days of knowledge by such Obligor of its institution; or (15) if an Encumbrancer takes possession by appointment of a receiver, receiver and manager, or otherwise of any material portion of the Property of any Obligor; or

- 114 - (16) if a final judgment, execution, writ of seizure and sale, sequestration or decree for the payment of money due will have been obtained or entered against the Obligors in an amount (individually or in the aggregate for all Obligors) in excess of the lesser of (a) <Redacted> and (b) 10% of EBITDA (calculated on a last twelve months basis), unless such judgment, execution, writ of seizure and sale, sequestration or decree is and remains vacated, discharged or stayed pending appeal within the applicable appeal period; or (17) if any of the Security will cease to be a valid and perfected first priority security interest subject only to Permitted Encumbrances and the Borrowers will have failed to remedy such default within ten days of a Borrower becoming aware of such fact and being provided by the Agent with any documentation required to be executed to remedy such default ; or (18) if an event of default (after giving effect to any applicable cure periods) occurs under one or more Material Contracts of any Obligor to which the counterparty thereto is party to the Intercreditor Agreement; or (19) if an event of default occurs under one or more Material Contracts of any Obligor (other than an event of default specifically dealt with in this Section, including, without limitation, subsection (18) hereof) and such event of default would reasonably be expected to result in (i) a material disruption of the supply of gas or electricity to such Obligor, or (ii) a material non - payment to such Obligor; provided that if such event has not resulted in a Material Adverse Effect, such Obligor will have 60 days following such event to cure such event or enter into a replacement Material Contract in form and substance satisfactory to the Agent and the Majority Lenders; or (20) if a Material Licence is terminated or revoked if same is necessary for the continued operation of the Business substantially as conducted prior to such termination or revocation; or (21) if a Change of Control occurs and the Borrowers do not offer to prepay all Advances and permanently cancel the Credit Facilities and, to the extent such offer is accepted by the Lenders, do not prepay the Advances and permanently cancel the Credit Facilities on or before the time such Change of Control occurs; or (22) except as permitted hereunder, if proceedings are commenced for the dissolution, liquidation or winding - up of any Obligor, or for the suspension of the operations of any Obligor unless such proceedings are being actively and diligently contested in good faith ; or (23) if any report of a Borrower’s auditors with respect to financial statements provided hereunder contains any qualification which is unacceptable to the Lenders acting reasonably; provided that the Lenders shall not object to the auditor’s report on the financial statements of JustEnergy in respect of its Fiscal Year ended March 31, 2020 on the basis of a “going concern” qualification contained therein; or (24) there will have occurred a Material Adverse Effect; or (25) if there is a change in the regulatory framework relating to the energy market which will result in a Material Adverse Effect; or

- 115 - (26) if there is a write - down of the consolidated assets of JustEnergy, determined on a consolidated basis, in an amount in excess of <Redacted> in any Fiscal Year (excluding normal course amortization or depreciation of assets) ; or (27) if the common shares of JustEnergy cease to be listed for trading on the Toronto Stock Exchange (for certainty, not including in connection with a customary trading halt for the dissemination of news) or any order is made by any Governmental Authority in relation to JustEnergy, or there is any change of law, or the interpretation or administration thereof, in each case, which in the reasonable opinion of the Agent, operates to prevent or materially restrict the trading of the common shares of JustEnergy on the Toronto Stock Exchange; or (28) if a default or an event of default has occurred under the Subordinated Facility Agreement after giving effect to any applicable notice or grace periods. 2. Acceleration and Termination of Rights If any Event of Default occurs and is continuing, all Obligations will, upon demand made by the Agent, at the option of the Agent or upon the request of the Majority Lenders, become immediately due and payable at the rate or rates determined as herein provided, to the date of actual payment thereof, all without notice, presentment, protest, additional demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Obligor and the Commitments will be terminated; provided, if any Event of Default described in Sectio n 11.01(12) through 11.01(14) with respect to a Borrower occurs, the Commitments (if not theretofore terminated) will automatically terminate and the outstanding principal amount of all Advances and all other Obligations will automatically be and become immediately due and payable. In such event either the Lenders, the Lender Hedge Providers or the Agent or the Collateral Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Obligor authorized or permitted by law for the recovery of all the Obligations of the Borrowers to the Lenders and the Lender Hedge Providers and proceed to exercise any and all rights hereunder and under the Security and no such remedy for the enforcement of the rights of the Lenders and the Lender Hedge Providers will be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination. 3. Payment of Bankers’ Acceptances and Letters of Credit The Canadian Borrower will pay to the Agent for the account of the Lenders the principal amount of any unmatured Bankers’ Acceptance or BA Equivalent Note or the face amount of any unexpired Letter of Credit if demand is made pursuant to Sec tion 11.02 . Failing such payment the Agent on behalf of the Lenders will have the option at any time without notice to the Borrowers to give notice to the Canadian Lenders to make an Advance to the Canadian Borrower equal to the principal amount of all unmatured Bankers’ Acceptances and the face amount of all unexpired Letters of Credit issued at the request of the Canadian Borrower or to the US Lenders to make an Advance to the US Borrower equal to the face amount of all unexpired Letters of Credit issued at the request of the US Borrower. The proceeds of such Advances will be held by the Agent in interest bearing cash collateral accounts for the benefit of the Canadian Borrower or the US Borrower, as the case may be, bearing interest at a prevailing

- 116 - rate offered by the Agent for deposits as determined by the Agent, acting reasonably and will be applied in payment of such Bankers’ Acceptances as they mature and such Letters of Credit if payment is required thereunder or otherwise as the Agent may require. The Borrowers will execute and deliver as security for such Advances all such security as the Lenders may deem necessary or advisable in connection therewith including, without limitation, an assignment of credit balance in respect of such cash collateral accounts. 4. Remedies Cumulative and Waivers For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lenders and the Agent hereunder or under any other Credit Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other document or instrument executed pursuant to this Agreement will not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach. Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent will be effective only in the specific instance and for the purpose for which it was given and will be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Credit Document or instrument executed pursuant to this Agreement as a result of any other default or breach hereunder or thereunder. 5. Termination of Lenders’ Obligations The occurrence of an Event of Default that has not been waived by the Lenders will relieve the Lenders of all obligations to provide any further Advances hereunder whether by Rollover, Conversion or otherwise, by way of Bankers’ Acceptances (and BA Equivalent Notes), LIBOR Advances or Letters of Credit; provided that the foregoing will not prevent the Lenders from disbursing money hereunder in reduction of then outstanding Bankers’ Acceptances and Letters of Credit. For greater certainty any such Advances will be at the sole discretion of the Lenders. The Agent may reallocate all Advances pro rata among the Lenders in such manner as the Agent determines is equitable. 6. Saving The Lenders will not be under any obligation to the Borrowers or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of. Except by reason of Applicable Law, the Lenders will not be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, or the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that a Lender

- 117 - may be responsible or liable for any loss or damage arising from the wilful misconduct or negligence of that Lender. 7. Perform Obligations If an Event of Default has occurred and is continuing and if any Borrower has failed to perform any of its covenants or agreements in the Credit Documents, the Majority Lenders, may, but will be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Credit Documents. The reasonable expenses (including any legal costs) paid by the Agent and the Lenders in respect of the foregoing will be an Obligation and will be secured by the Security. 8. Third Parties No Person dealing with the Lenders or any agent of the Lenders will be concerned to inquire whether the Security has become enforceable, or whether the powers which the Lenders, the Agent or the Collateral Agent are purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale will be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof. 9. Set - Off or Compensation (1) In addition to and not in limitation of any rights now or hereafter granted under applicable law, if repayment is accelerated pursuant to Sec tion 11.02 , the Lenders, or any of them, may at any time and from time to time without notice to the Borrowers or any other Person, any notice being expressly waived by the Borrowers, set - off and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lenders, or any of them, to or for the credit of or the account of such Borrower, against and on account of the Obligations notwithstanding that any of them are contingent or unmatured. Any Lender exercising a right of set - off will thereafter comply with the terms of the Intercreditor Agreement respecting such set - off. Each Lender agrees that if it shall, by exercising any right of set - off or counterclaim or otherwise receive payment of a proportion of the aggregate amount of principal and interest then due and payable with respect to any Advance which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest then due and payable to such other Lender with respect to such Advance, the Lender receiving such proportionately greater payment shall purchase such participations in the Advances held by the other Lenders, and such other adjustments shall be made, as may be required so that all such payments of principal and interest with respect to the Advances held by the Lenders shall be shared by the Lenders pro rata. (2) Notwithstanding anything contained herein or in the Intercreditor Agreement to the contrary, but subject to the proviso below, each Lender may exercise set - off with respect to any obligations owing by it as a Lender Hedge Provider to any Obligor against any Obligations

- 118 - owing to it as a Lender or as a Lender Hedge Provider; provided however that any Lender who has entered into Commodity Hedges with any Obligor where such Lender is also a supplier of natural gas or electricity to any Obligor, shall not set - off any obligations owing by it to any Obligor under a Commodity Hedge against any Obligations owing to it as a Lender or as a Lender Hedge Provider under any Hedges other than Commodity Hedges. 11.10 Consultant The Borrowers agree that, at any time after the occurrence of and during the continuance of an Event of Default and upon written request delivered by the Agent, it will appoint a financial consultant (hereinafter referred to as the “ Consultant ”) for the purposes of reviewing the operations of the Obligors from time to time thereafter. The terms of the Consultant’s scope of duties will be settled by the Borrowers with the consent of the Agent and the Lenders, acting reasonably, provided that such terms may be settled by the Agent and the Lenders if agreement with the Borrowers is not reached within 5 days of the date of the Agent’s request on behalf of the Lenders. The Borrowers consent, and will cause each Obligor to consent, at all times to a free exchange of information or the particulars of any such information exchanged at any time. ARTICLE 12 COSTS, EXPENSES AND INDEMNIFICATION 12.01 Costs and Expenses The Borrowers will pay promptly upon notice from the Agent all reasonable out - of - pocket costs and expenses of the Agent in connection with preparation, execution and delivery of this Agreement and the other documents to be delivered hereunder and the reasonable out - of - pocket costs of the Agent in the initial syndication of the Credit Facilities, whether or not any Drawdown has been made hereunder, including without limitation, the reasonable fees and out - of - pocket expenses of Lenders’ Counsel with respect thereto and with respect to advising the Agent, or the Lenders as to its or their rights and responsibilities under this Agreement and the other Credit Documents to be delivered hereunder. The Borrowers further agree to pay all reasonable out - of - pocket costs and expenses of the Agent (and, in case of (iv) and (v) below, the Lenders) in connection with (i) the preparation or review of waivers, consents and amendments requested by the Borrowers, (ii) questions of interpretation of this Agreement, (iii) the establishment of the validity and enforceability of this Agreement, (iv) the preservation or enforcement of rights of the Agent and the Lenders under this Agreement and other Credit Documents to be delivered hereunder, and (v) the exercise of any right or remedy of any nature or kind contained herein or in any Credit Document, including, without limitation, all reasonable costs and expenses sustained by each Lender or the Agent as a result of any failure by the Borrowers to perform or observe any of its obligations hereunder. For greater certainty, the Borrowers’ obligations under this Sec tion 12.01 shall include, without limitation, the obligation to pay the reasonable out - of - pocket costs and expenses of the Agent and the Lenders in respect of any strategic process, proceeding or transaction of the Obligors including, without limitation, with respect to any actual or potential sale, restructuring or recapitalization of the Obligors or their respective businesses and in respect of the Agent and the Lenders' review, assessment or other activities relating thereto (which for certainty, includes any such strategic process,

- 119 - proceeding or transaction of the Obligors occurring prior to the Effective Date), and the reasonable fees and out - of - pocket expenses of Lenders’ Counsel. 2. Indemnification by the Borrowers In addition to any liability of the Borrowers to any Lender or the Agent under any other provision hereof, except for liability arising from a Lender’s or the Agent’s own gross negligence or wilful misconduct, the Borrowers will indemnify each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) and hold each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) harmless against any loss or expense incurred by such Lender or the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) as a result of: (1) any failure by any Borrower to fulfil any of its Obligations including, without limitation, any cost or expense incurred by reason of the liquidation or re - employment in whole or in part of deposits or other funds required by any Lender to fund any Bankers’ Acceptance, BA Equivalent Note, or Letter of Credit or to fund or maintain its Proportionate Share of any Advance as a result of a Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder; (2) the Canadian Borrower’s failure to provide for the payment to the Agent, for the account of each of the Lenders, of the full principal or face amount of each Bankers’ Acceptance, BA Equivalent Note or Letter of Credit on its maturity date; (3) a Borrower’s failure to pay any other amount, including without limitation, any interest or fee, due hereunder on its due date; the repayment or prepayment of a LIBOR Advance otherwise than on the last day of its LIBOR Interest Period; (4) the provision of funds for any outstanding Bankers’ Acceptance, BA Equivalent Note or Letter of Credit before the maturity date of such Bankers’ Acceptance, BA Equivalent Note or Letter of Credit; (5) a Borrower’s failure to give any notice required to be given by it to the Agent or Lenders hereunder; (6) the failure of any Borrower to make any other payment when due hereunder; or (7) any liability, obligations, loss (other than lost profits) or expense, (including Breakage Costs), that may be suffered by or asserted against any of them as a result of the breach by any Obligor in the performance of any of the Credit Documents, or by reason of the Agent or the Lenders agreeing to enter into this Agreement; or (8) in connection with the use of any credit facility proceeds, or the consummation of any transaction contemplated by the Credit Agreement.

- 120 - A certificate of a Lender or the Agent as to the amount of any such loss or expense will be prima facie evidence as to the amount thereof, in the absence of manifest error . The agreements in this Section will survive the termination of this Agreement and repayment of the Obligations . 3. Specific Environmental Indemnification Each of the Borrowers will defend and indemnify each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) and hold each harmless at all times from and against any and all costs, losses, damages, expenses, judgments, suits, claims, awards, fines, sanctions and liabilities whatsoever (including any reasonable out - of - pocket costs or expenses for preparing any necessary environmental assessment report or other such other reports) by a third party against any Lender or the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) or any of them related to or as a result of (i) any release, deposit, discharge, or disposal of any Hazardous Substance in connection with the property or business of the Obligors; and (ii) the remedial actions (if any) taken by the Agent on behalf of the Lenders, in respect of such release, deposit, discharge or disposal; or (iii) a failure by any Obligor or any Unrestricted Subsidiary to comply with Requirements of Environmental Law. The applicable Borrower will have the sole right, at its expense, to control any such legal action or claim and to settle on terms and conditions approved by such Borrower and approved by the party named in such legal action or claim whether it be the Lenders or the Agent, or any of them acting reasonably provided that if, in the opinion of the Lenders or the Agent, or any of them as the case may be, the interests of the Lenders or the Agent or any of them are different from those of such Borrower in connection with such legal action or claim, the Lenders or the Agent or any of them will have the sole right, at such Borrower’s expense, to defend their own interests provided that any settlement of such legal action or claim will be on terms and conditions approved by such Borrower, acting reasonably. If a Borrower does not defend the legal action or claim, the Agent and the Lenders will have the right to do so on their own behalf and on behalf of such Borrower, as the case may be, at the expense of the Borrowers. The defence and indemnity obligations contained throughout this Agreement will survive the termination of this Agreement and repayment of the Obligations. 4. Exclusion Notwithstanding Sections 12.01, 12.02 and 12.03, neither Borrower shall be obliged to indemnify the Agent, any Lender or any of their respective directors, officers, employees, affiliates, agents and representatives (“ Indemnified Parties ”) for any losses, claims, damages, liabilities or related expenses which are determined by a court of competent jurisdiction by final and non - appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnified Parties. ARTICLE 13 THE AGENT AND THE LENDERS 13.01 Appointment The Lenders hereby appoint National Bank of Canada to act as the administrative agent for the Lenders and the Lender Hedge Providers as specified in this Agreement and, except

- 121 - as may be specifically provided to the contrary herein, each of the Lenders hereby irrevocably authorizes National Bank of Canada, as the administrative agent of such Lender and the Lender Hedge Providers, to enter into on its behalf and thereafter take such action on its behalf under or in connection with the Credit Documents and to exercise such powers thereunder as are delegated to the Agent by the terms thereof and such other powers as are reasonably incidental thereto which it may be necessary for the Agent to exercise in order that the provisions of the Credit Documents are carried out. The Lenders hereby acknowledge and agree that the Agent in its capacity as Agent and as Collateral Agent is the holder of an irrevocable power of attorney from the Lenders and the Lender Hedge Providers for the purpose of holding any of the Security or any other security granted by any Person with respect to the liabilities of the Borrowers under the Credit Documents, and the Agent hereby agrees to act in such capacity. The Agent may perform any of its duties under the Credit Documents by or through its agents and may delegate its duties to an Affiliate or a Subsidiary. The Lenders hereby acknowledge that National Bank of Canada is acting both as Agent hereunder and as Collateral Agent in accordance with the terms of the Intercreditor Agreement and acknowledge that if National Bank of Canada perceives any conflict in acting in both such capacities it may resign as Collateral Agent without resigning as Agent hereunder. The Borrowers will not be concerned to inquire whether the powers which the Agent is purporting to exercise have become exercisable or otherwise as to the propriety or regularity of any other action on the part of the Agent, and accordingly insofar as the Borrowers are concerned the Agent will for all purposes hereof be deemed to have authority from the Lenders and the Lender Hedge Providers to exercise the powers and take the actions which are in fact exercised and taken by it. 2. Indemnity from Lenders The Lenders agree, based on their Proportionate Share, to indemnify the Agent (to the extent that the Agent is not promptly reimbursed by the Borrowers on demand) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever which may be imposed on, incurred by, or asserted against the Agent in its capacity as agent hereunder which in any way relate to or arise out of the Credit Documents or any action taken or omitted by the Agent under the Credit Documents; provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements which result from the Agent’s gross negligence or wilful misconduct. Without limitation and absent gross negligence or wilful misconduct by the Agent, each Lender agrees to reimburse the Agent promptly upon demand for its Proportionate Share of out - of - pocket expenses (including the fees and disbursements of counsel) incurred by the Agent in connection with the preparation of the Credit Documents and the determination or preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Credit Documents, to the extent that the Agent is not promptly reimbursed for such expenses by the Borrowers on demand. 3. Exculpation The Agent will have no duties or responsibilities except those expressly set forth in the Credit Documents. Neither the Agent (in its capacity as Agent and not as a Lender) nor any of its officers, directors, employees or agents will be liable for any action taken or omitted to

- 122 - be taken under or in connection with the Credit Documents, unless such act or omission constitutes gross negligence or wilful misconduct. The duties of the Agent will be mechanical and administrative in nature; the Agent will not have by reason of the Credit Documents a fiduciary relationship with any Lender and nothing in the Credit Documents, express or implied, is intended to or will be construed as to impose upon the Agent any obligation except as expressly set forth therein. None of the Lenders will have any duties or responsibilities to any of the other Lenders except as expressly set forth in the Credit Documents. The Agent will not be responsible for any recitals, statements, representations or warranties in any of the Credit Documents or which may be contained in any other document subsequently received by the Agent or the Lenders from or on behalf of any Obligor or for the authorization, execution, effectiveness, genuineness, validity or enforceability of any of the Credit Documents, and will not be required to make any inquiry concerning the performance or observance by any Obligor of any of the terms, provisions or conditions of any of the Credit Documents. Each of the Lenders severally represents and warrants to the Agent that it has made and will continue to make such independent investigation of the financial condition and affairs of the Obligors as such Lender deems appropriate in connection with its entering into of any of the Credit Documents and the making and continuance of any Advance hereunder, that such Lender has and will continue to make its own appraisal of the creditworthiness of the Obligors and that such Lender in connection with such investigation and appraisal has not relied upon any information provided to such Lender by the Agent. 4. Reliance on Information The Agent will be entitled to rely upon any writing, notice, statement, certificate, facsimile, telex or other document or communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and, with respect to all legal matters pertaining to the Credit Documents and its duties thereunder, upon the advice of counsel selected by it. 5. Knowledge and Required Action The Agent will not be deemed to have knowledge or notice of the occurrence of any Event of Default or Pending Event of Default (other than the non - payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received notice from a Lender or a Borrower specifying such Event of Default or Pending Event of Default and stating that such notice is given pursuant to this Agreement. In the event that the Agent receives such a notice, it will give prompt notice thereof to the Lenders. The Agent will also give prompt notice to the Lenders of each non - payment of any amount required to be paid to the Agent for the account of the Lenders. The Agent will, subject to Sec tion 13.06 take such action with respect to such Event of Default or Pending Event of Default as will be directed by the Lenders in accordance with this Article 13 provided that, unless and until the Agent will have received such direction the Agent may, but will not be obliged to, take such action, or refrain from taking such action, with respect to such Event of Default or Pending Event of Default as it will deem advisable in the best interest of the Lenders; and provided further that the Agent in any case will not be required to take any such action which it determines to be contrary to the Credit Documents or to any Applicable Law.

- 123 - 6. Request for Instructions The Agent may at any time request instructions from the Lenders with respect to any actions or approvals which, by the terms of any of the Credit Documents, the Agent is permitted or required to take or to grant, and the Agent will be absolutely entitled to refrain from taking any such action or to withhold any such approval and will not be under any liability whatsoever as a result thereof until it will have received such instructions from the Lenders. No Lender will have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under the Credit Documents in accordance with instructions from the Lenders. The Agent will in all cases be fully justified in failing or refusing to take or continue any action under the Credit Documents unless it will have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Sec tion 13.02 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it will be secured in respect thereof as it may deem appropriate. 7. The Agent Individually With respect to its Commitments, the Advances made available by National Bank of Canada and the Credit Documents to which it is a party and its acting as a Canadian Lender, a US Lender, a Canadian Issuing Lender or a US Issuing Lender, National Bank of Canada will have the same rights and powers hereunder as any other Lender and may exercise such rights and powers as though it were not the Agent, and the term “Lenders” will, unless the context clearly otherwise indicates, includes National Bank of Canada in its individual capacity. It is understood and agreed by all of the Lenders that National Bank of Canada, either directly or through its Affiliates, from time to time accept deposits from, lend money to, provide underwriting, consulting and advisory services to, and generally engage in banking, securities, advisory and other related and ancillary businesses with the Obligors and their Affiliates otherwise than as a Lender under the Credit Documents and may continue to do so as if National Bank of Canada were not the Agent under the Credit Documents and will have no duty to account to any of the Lenders with respect to any such dealings. 8. Resignation and Termination If at any time (i) the Agent will deem it advisable, in its sole discretion, it may deliver to each of the Lenders and the Borrowers written notification of its resignation insofar as it acts on behalf of the Lenders pursuant to this Article, or (ii) the Agent is in default of any of its obligations hereunder and the Majority Lenders will deem it advisable, in their sole discretion, they may deliver to the Agent and the Borrowers written notification of the termination of the Agent’s authority to act on behalf of the Lenders pursuant to this Article, such resignation or termination to be effective upon the date of the appointment by the Lenders of a successor which will assume all of the rights, powers, privileges and duties of the Agent hereunder, which appointment will be promptly made from among the remaining Lenders and written notice thereof will be given to the Borrowers concurrently with such appointment. If in the case of resignation by the Agent no appointment of a successor Agent has been made by the Lenders and approved by the Borrowers within 30 days, the resigning Agent may make such appointment from among the remaining Lenders on behalf of the Lenders, subject to such Lender agreeing to

- 124 - act as Agent, and will forthwith give notice of such appointment to the Lenders and the Borrowers. 13.09 Actions by Lenders (1) Any consent, approval (including without limitation any approval of or authorization for any amendment to any of the Credit Documents), instruction or other expression of the Lenders under any of the Credit Documents may be obtained by an instrument in writing signed in one or more counterparts by the Majority Lenders, or where required by Sec tion 13.09(2) all of the Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile). (2) Notwithstanding Sections 13.09(1) , without the consent of all the Lenders the Agent may not take the following actions: (a) amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit Facilities or the Commitments, reduce the fees payable, interest rates or Applicable Margin with respect to the Credit Facilities, extend any date fixed for payment of principal or interest relating to the Credit Facilities, extend the repayment dates of the Credit Facilities, change the type or currency of Advances available or the notice periods, or change the definition of Majority Lenders; (b) discharge, terminate or waive any material part of the Security, or amend any of the Security in a manner that would have that effect, other than pursuant to the terms hereof (including, without limitation, pursuant to Sections 9.04(1) , 9.04(22) or 9.05 thereof); (c) amend this Sec tion 13.09 ; and (d) amend Article 6. (3) An instrument in writing from the Majority Lenders or, where applicable, all of the Lenders as provided for in this Sec tion 13.09 (any such instrument in writing being an “ Approval Instrument ”) will be binding upon all of the Lenders, and the Agent (subject to the provisions for its indemnity contained in this Agreement) will be bound to give effect thereto accordingly. For greater certainty, to the extent so authorized in the Approval Instrument, the Agent will be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments (including without limitation any amendment to any of the Credit Documents) necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Majority Lenders or all of the Lenders, as the case may be, in any Approval Instrument; provided that, no Approval Instrument shall amend, modify or otherwise affect the rights or duties of the Agent, the Canadian Issuing Lenders, the Canadian Swingline Lender, the US Issuing Lenders or the US Swingline Lender without the prior written consent of the Agent, the Canadian Issuing Lenders, the Canadian Swingline Lender, the US Issuing Lenders or the US Swingline Lender, as the case may be.

- 125 - 10. Provisions for Benefit of Lenders Only The provisions of this Article 13 , other than Sections 13.09 and 13.10 and the last sentence of Section 13.01 relating to the rights and obligations of the Lenders and the Agent inter se will be operative as between the Lenders and the Agent only, and the Obligors will not have any rights under or be entitled to rely for any purposes upon such provisions. 11. Payments by Agent (1) For greater certainty, the following provisions will apply to any and all payments made by the Agent to the Lenders hereunder: (a) the Agent will be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from a Borrower; (b) if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by a Borrower under this Agreement, then subject to Sec tion 7.02 the Agent will have no obligation to remit to each Lender any amount other than such Lender’s Proportionate Share of that amount which is the amount actually received by the Agent; (c) if any Lender advances more or less than its Proportionate Share of a Credit Facility, such Lender’s entitlement to such payment will be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender; (d) the Agent acting reasonably and in good faith will, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination will, in the absence of manifest error, be binding and conclusive; (e) upon request, the Agent will deliver a statement detailing any of the payments to the Lenders referred to herein; (f) all payments by the Agent to a Lender hereunder will be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment Agreement unless notice to the contrary is received by the Agent from such Lender; and (g) the Agent will be entitled to round any Lender’s Proportionate Share of any repayment hereunder to the nearest <Redacted> multiple. (2) Unless the Agent has actual knowledge that a Borrower has not made or will not make a payment to the Agent for value on the date in respect of which a Borrower has notified the Agent that the payment will be made and except to the extent that the Agent has received notice under Sec tion 7.02 , the Agent will be entitled to assume that such payment has been or will be received from such Borrower when due and the Agent may (but will not be obliged to),

- 126 - in reliance upon such assumption, pay the Lenders corresponding amounts. If the payment by a Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, such Borrower will, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result. A certificate of the Agent with respect to any amount owing by a Borrower under this Section will be prima facie evidence of the amount owing in the absence of manifest error. 12. Direct Payments The Lenders agree among themselves that, except as otherwise provided for in this Agreement and except as necessary to adjust for Advances that are not in each Lender’s Proportionate Share under the applicable Credit Facilities, all sums received by a Lender relating to this Agreement or by virtue of the Security, whether received by voluntary payment, by the exercise of the right of set - off or compensation (pursuant to Sec tion 7.02 , 11.09 or otherwise) or by counterclaim, cross - action or as proceeds of realization of any Security or otherwise, will be shared by each Lender in its Proportionate Share and each Lender undertakes to do all such things as may be reasonably required to give full effect to this Section, including without limitation, the purchase from other Lenders of a portion thereof by the Lender who has received an amount in excess of its Proportionate Share as will be necessary to cause such purchasing Lender to share the excess amount rateably in its Proportionate Share with the other Lenders. If any sum which is so shared is later recovered from the Lenders who originally received it, the Lender will restore its Proportionate Share of such sum to such Lenders, without interest. If any Lender (a “ Receiving Lender ”) will obtain any payment of moneys due under this Agreement as referred to above, the Receiving Lender will forthwith remit such payment to the Agent and, upon receipt, the Agent will distribute such payment in accordance with the provisions hereof. 13. Acknowledgements, Representations and Covenants of Lenders (1) It is acknowledged and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, Property, affairs, status and nature of the Obligors. Accordingly, each Lender confirms to the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or inquire on its behalf into the adequacy or completeness of any information provided by the Obligors under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, Property, affairs, status or nature of the Obligors. (2) Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, constating documents or any applicable legislation by so doing.

- 127 - (3) Each Lender agrees to indemnify the Agent (to the extent not reimbursed by the Borrowers), rateably according to its Proportionate Share of the Credit Facilities from and against any and all liabilities and obligations (whether direct or indirect, contingent or otherwise), losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Credit Documents or the transactions therein contemplated, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent’s gross negligence or wilful misconduct. Without limiting the generality of the foregoing and absent gross negligence or wilful misconduct by the Agent, each Lender agrees to reimburse the Agent promptly upon demand rateably according to its Proportionate Share of the Credit Facilities for any out - of - pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under this Agreement, to the extent that the Agent is not reimbursed for such expenses by either Borrower. The obligation of the Lenders to indemnify the Agent will survive the termination of this Agreement. (4) Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it will not be the obligation of the Agent to maintain the Credit Facilities in good standing nor will any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement. (5) Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder. (6) Each Lender hereby acknowledges receipt of a copy of this Agreement and acknowledges that it is satisfied with the form and content of such document. (7) Except to the extent recovered by the Agent from the Borrowers, promptly following demand therefor, each Lender will pay to the Agent an amount equal to such Lender’s Proportionate Share of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement except for those incurred by reason of the Agent’s gross negligence or wilful misconduct. (8) Each Lender will respond promptly to each request by the Agent for the consent of such Lender required hereunder. 13.14 Rights of Agent (1) In administering the Credit Facilities, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrowers, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders. For greater certainty, the Agent and/or the Collateral Agent may retain collateral agents in the United States to hold collateral accounts for and on behalf of the Agent and/or the Collateral Agent. The Obligors

- 128 - agree to pay all fees, costs and expenses which the Agent and/or the Collateral Agent incurs in connection with the opening and maintaining of such collateral accounts in accordance with the terms of the Intercreditor Agreement. (2) The Agent will be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and will be entitled to rely and will be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by a Borrower is true and that no Event of Default or Pending Event of Default has occurred unless the officers or employees of the Lender acting as Agent, acting in their capacity as officers or employees responsible for such Borrower’s account, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement. (3) Except in its own right as a Lender, the Agent will not be required to advance its own funds for any purpose, and in particular, will not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to the assets which are the subject matter of the Security, nor will it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby. (4) The Agent may round an individual Lender’s Proportionate Share of any Advance to the nearest <Redacted> in Canadian Dollars or United States Dollars, as the case may be. 13.15 Collective Action of the Lenders Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Credit Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders or all of the Lenders as required by this Agreement. Accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action will be taken only by the Agent with the prior written agreement of the Majority Lenders or all of the Lenders, as required. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given by the Majority Lenders or all of the Lenders, as required, it will co - operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of the instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

- 129 - 13.16 Non - Funding Lenders (1) Certain Fees . A Non - Funding Lender shall not be entitled to receive any fee pursuant to Sections 4.06 and 4.07 for any period during which that Lender is a Non - Funding Lender (and the Borrowers shall not be required to pay any such fee that otherwise would have been required to have been paid to that Non - Funding Lender). In addition, with respect to any such fees not required to be paid to any Non - Funding Lender, all fees payable to the Lenders, cash collateral maintained from time to time with respect to any Letters of Credit and proceeds of realization in respect of such Letters of Credit shall be payable by the Borrowers to and for the benefit of the Lenders excluding any Non - Funding Lender. (2) Cash Collateral . Each Non - Funding Lender shall be required to provide to the Agent (A) cash collateral or Cash Equivalents in an amount equal to 105% of such Non - Funding Lender’s Proportionate Share of the face amount of outstanding Letters of Credit under the Revolving Facilities (the “ L/C Fronting Exposure ”), and (B) cash collateral or Cash Equivalents in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all other obligations of such Non - Funding Lender to the Agent that are owing or may become owing pursuant to this Agreement, including, without limitation, such Non - Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by a Borrower. Such cash collateral or Cash Equivalents shall be held by Agent in one or more cash collateral accounts which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash collateral and Cash Equivalents in accordance with the Intercreditor Agreement. Cash collateral (or the appropriate portion thereof) provided to reduce either the Canadian Issuing Lender’s or the US Issuing Lender’s L/C Fronting Exposure shall no longer be required to be held as cash collateral pursuant to this Sec tion 13.16 following (A) the elimination of the L/C Fronting Exposure (including by the termination of Non - Funding Lender status of the applicable Lender) or (B) the determination by the Agent and either Canadian Issuing Lender or the US Issuing Lender, as applicable, that there exists excess cash collateral; provided that, subject to the other provisions of this Section 13.16, the Person providing cash collateral and the Canadian Issuing Lender or the US Issuing Lender, as applicable, may agree that cash collateral shall be held to support future anticipated L/C Fronting Exposure or other obligations. (3) Reallocation of Commitments . Notwithstanding anything in this Agreement to the contrary, it shall be within the sole determination of the Canadian Issuing Lender or the US Issuing Lender, as applicable, as to whether it is agreeable to issue any new Letters of Credit or extend or renew any expiring Letters of Credit. So long as there is a Non - Funding Lender, the Borrowers may continue to request the issuance of Letters of Credit and the Canadian Issuing Lender or the US Issuing Lender, as applicable, shall issue such Letters of Credit. Each Lender that is not a Non - Funding Lender shall be deemed to have increased their Proportionate Share of Commitments under the Canadian Revolving Facility or the US Revolving Facility, as applicable, (but not their aggregate Commitment) with respect to any such Letter of Credit only, such that the aggregated Commitments of such Lenders in respect of each such Letter of Credit shall be equal to the amount of the Commitments in respect of such Letter of Credit had the Non - Funding Lender not been a Non - Funding Lender. With respect to such Letter of Credit references in Sec tion 5.02 to the Lenders, and the indemnification of the Lenders, such references will be deemed not to apply to any Non - Funding Lender. Subject to Section 13.17 , no

- 130 - reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Non - Funding Lender arising from that Lender having become a Non - Funding Lender, including any claim of a Lender as a result of such Lender’s increased exposure following such reallocation. If the reallocation described in this Sec tion 13.16(3) cannot, or can only partially, be effected, the Borrowers shall, without prejudice to any right or remedy available to them hereunder or under law, cash collateralize the L/C Fronting Exposure of the Canadian Issuing Lender or the US Issuing Lender, as applicable, in accordance with the procedures set forth in Section 13.16(2). (4) Liability of the Agent . Neither the Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non - Funding Lender) for any action taken or omitted to be taken by it in connection with amounts payable by a Borrower to a Non - Funding Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non - appealable judgement of a court of competent jurisdiction. (5) Non - Funding Lender Waterfall . The Agent shall be entitled to set off any Non - Funding Lender’s Proportionate Share of all payments received from either Borrower against such Non - Funding Lender’s obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Credit Documents. The Agent shall be entitled to withhold and deposit in one or more non - interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Non - Funding Lender pursuant to this Agreement which amounts shall be used by the Agent (A) first, to reimburse (I) the Agent for any amounts owing to it by the Non - Funding Lender pursuant to any Credit Document, and then to reimburse (II) the Canadian Swingline Lender or the US Swingline Lender, as applicable, for any amounts paid by it that has not been fully reimbursed due to such Non - Funding Lender not funding its Proportionate Share of the applicable Advance, (B) second, to repay any Advances made by a Lender in order to fund a shortfall created by a Non - Funding Lender which repayment shall be in the form of an assignment by each such Lender of such Advance to the Non - Funding Lender, (C) third, (I) first, to cash collateralize all other obligations of such Non - Funding Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion including, without limitation, such Non - Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by a Borrower and (II), second, to maintain cash collateral for a Non - Funding Lender’s Proportionate Share of reimbursement obligations for Letters of Credit, (D) fourth, at the Agent’s discretion, to fund from time to time the Non - Funding Lender’s Proportionate Share of Advances under either Revolving Facility, as applicable, (E) fifth, at the Agent’s discretion, to be held in an interest bearing deposit account and released pro rata in order to (I) satisfy such Non - Funding Lender’s Proportionate Share of future Advances under either Revolving Facility, as applicable, and (II) cash collateralize the Canadian Issuing Lender’s or the US Issuing Lender’s, as applicable, future L/C Fronting Exposure with respect to such Non - Funding Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Sec tion 13.16(2) and Section 13.16(3), (F) sixth, to the payment of any amounts owing to the Lenders, the Canadian Issuing Lender or the

- 131 - US Issuing Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender or such Issuing Lender against such Non - Funding Lender as a result of such Non - Funding Lender’s breach of its obligations under this Agreement, (G) seventh, so long as no Pending Event of Default or Event of Default exists, to the payment of any amounts owing to a Borrower as a result of any judgment of a court of competent jurisdiction obtained by such Borrower against such Non - Funding Lender as a result of such Non - Funding Lender’s breach of its obligations under this Agreement; and (H) eighth, to such Non - Funding Lender or as otherwise directed by a court of competent jurisdiction; provided that if such payment is a payment of the principal amount of any Advance or reimbursement obligations with respect to Letters of Credit in respect of which such Non - Funding Lender has not fully funded its Proportionate Share, such payment shall be applied solely to pay the Advances of, and reimbursement obligations with respect to Letters of Credit owed to, all Lenders on a pro rata basis prior to being applied to the payment of any Advances of, or reimbursement obligations with respect to Letters of Credit owed to, such Non - Funding Lender until such time as all Advances and funded and unfunded participations in Letters of Credit are held by the Lenders pro rata in accordance with the applicable Commitments without giving effect to Section 13.16(3). Any payments, prepayments or other amounts paid or payable to a Non - Funding Lender that are applied (or held) to pay amounts owed by a Non - Funding Lender or to post cash collateral pursuant to Section 13.16(2) shall be deemed paid to and redirected by such Non - Funding Lender, and each Lender irrevocably consents hereto. (6) Voting and Consent Rights . For certainty, a Non - Funding Lender shall have no voting or consent rights with respect to matters under this Agreement or other Credit Documents. Accordingly, the Commitments and the aggregate unpaid principal amount of the Advances owing to any Non - Funding Lender shall be disregarded in determining Majority Lenders and all Lenders or all affected Lenders. Notwithstanding the foregoing, should a Non - Funding Lender (A) fund all outstanding Advances that it previously failed to fund and pay all other amounts owing to the Agent, and (B) confirm in writing to the Agent that there is no reasonable likelihood that it will subsequently again become a Non - Funding Lender, then such Lender shall thereafter be entitled to vote and shall have consent rights in the same manner and fashion as if it were not a Non - Funding Lender. (7) Reinstatement of Non - Funding Lender . If the Borrowers, the Agent and either the Canadian Issuing Lender or the US Issuing Lender, as applicable, agree in writing that a Lender is no longer a Non - Funding Lender, the Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any cash collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Advances of the other Lenders or take such other actions as the Agent may determine to be necessary to cause the Advances and funded and unfunded participations in Letters of Credit to be held pro rata by the Lenders in accordance with the applicable Commitments (without giving effect to Sec tion 13.16(3) ), whereupon such Lender will cease to be a Non - Funding Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Non - Funding Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from a Non - Funding Lender to a Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Non - Funding Lender.

- 132 - 13.17 Acknowledgement and Consent to Bail - In of Affected Financial Institutions. Notwithstanding anything to the contrary in this Agreement, any other Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the Write - Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by: (a) the application of any Write - Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and (b) the effects of any Bail - in Action on any such liability, including, if applicable: (i) a reduction in full or in part or cancellation of any such liability; ( ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or ( iii) the variation of the terms of such liability in connection with the exercise of the Write - Down and Conversion Powers of the applicable Resolution Authority. 13.18 Acknowledgement Regarding Any Supported QFCs. To the extent that the Credit Documents provide support, through a guarantee or otherwise, for any hedging agreement or any other agreement or instrument that is a QFC (such support, “ QFC Credit Support ”, and each such QFC, a “ Supported QFC ”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd - Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “ U.S. Special Resolution Regimes ”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Credit Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States): (a) In the event a Covered Entity that is party to a Supported QFC (each, a “ Covered Party ”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special

- 133 - Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Credit Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Credit Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Non - Funding Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support. (b) As used in this Section, the following terms have the following meanings: ( i) “ BHC Act Affiliate ” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party; ( ii) “ Covered Entity ” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. † 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. † 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. † 382.2(b); ( iii) “ Default Right ” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. †† 252.81, 47.2 or 382.1, as applicable; and ( iv) “ QFC ” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D). 13.19 Divisions. (1) For all purposes under the Credit Documents, in connection with any Division (or any comparable event under the laws of the applicable jurisdictions): (a) if any asset, right, obligation or liability of any Dividing Person becomes the asset, right, obligation or liability of a Dividing Successor, then it shall be deemed to have been transferred from the Dividing Person to the Dividing Successor, and (b) if any new Dividing Successor comes into existence, such Dividing Successor shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time. (2) No Obligor shall effectuate a Division (a) without the prior written consent of the Agent to the Division (including, without limitation, the plan of division) and (b) unless the

- 134 - Division Successor joins to the Credit Documents pursuant to a joinder agreement in form and substance satisfactory to the Agent. (3) For purposes of this Sec tion 13.19 : (a) “ Dividing Person ” is defined in the definition of “Division”; (b) “ Division ” means, in reference to any Person which is an entity (the “ Dividing Person ”), the division of such Person into two (2) or more separate Persons with the Dividing Person either continuing or terminating its existence as part of the division including as contemplated under Section 18 - 217 of the Delaware Limited Liability Act for limited liability companies formed under Delaware law or any analogous action taken pursuant to any Applicable Law (of Delaware or any other jurisdiction) with respect to any corporation, limited liability company, partnership or other entity; and (c) “ Division Successor ” shall mean any Person that, upon the consummation of a Division of a Dividing Person, holds all or any portion of the assets, liabilities and/or obligations previously held by such Dividing Person immediately prior to the consummation of such Division. A Dividing Person which retains any of its assets, liabilities and/or obligations after a Division shall be deemed a Division Successor upon the occurrence of such Division. ARTICLE 14 TAXES, CHANGE OF CIRCUMSTANCES 14.01 Change in Law In the event of any change after the date hereof in any Applicable Law (a “ Change in Law ”) or in the interpretation or application thereof by any court or by any governmental agency, central bank or other authority or entity charged with the administration thereof (whether or not having the force of law) which now or hereafter (a) subjects any Lender (or any holding company of any Lender) to any Tax or changes the basis of taxation, or increases any existing Tax, on payments of principal, interest, fees or other amounts payable by any Obligor to such Lender under any Credit Document (except for Excluded Taxes and changes in the basis of taxation of overall net income or overall gross income by the United States or by the foreign jurisdiction or state under the laws of which such Lender is organized or has its applicable lending office or any political subdivision thereof) (or any holding company of any Lender); (b) imposes, modifies or deems applicable any reserve, special deposit or similar requirements against assets held by, or deposits in or for the account of or loans by or any other acquisition of funds by, an office of any Lender (or any holding company of any Lender); or (c) imposes on any Lender (or any holding company of any Lender) or requires there to be maintained by any Lender (or any holding company of any Lender) any capital adequacy or additional capital requirements in respect of any Advances or Lender’s Commitments hereunder or any other condition with respect to any Credit Document, and the result of any of the foregoing will be to increase the cost to, or reduce the amount of principal, interest or other amount received or receivable by such Lender (or any holding company of any Lender)

- 135 - hereunder or its effective return hereunder in respect of making, maintaining or funding its participation in such Advance under the Credit Facilities, such Lender will determine that amount of money which will compensate such Lender (or its holding company) for such increase in cost or reduction in income (herein referred to as “ Additional Compensation ”). Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Sec tion 14.01 the Lender will promptly so notify the applicable Borrower and the Agent. The Lender will provide to the applicable Borrower and the Agent a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which will be conclusive evidence of such Additional Compensation in the absence of manifest error. The applicable Borrower will pay to the Lender (or at such Lender’s direction its holding company) within ten Business Days of the giving of such notice such Lender’s Additional Compensation calculated to the date of such notification. Each of the Lenders (or their respective holding companies) will be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section 14.01 are then applicable notwithstanding that any Lender (or its holding company) has previously been paid any Additional Compensation. Notwithstanding the foregoing, the Borrowers will not be liable to compensate a Lender (or its holding company) for any such increase in costs or reduction in income if such compensation is not being claimed as a general practice from customers of such Lender (or its holding company) who by agreement are liable to pay such or similar compensation or if such compensation is in respect of a period more than 90 days prior to a Lender becoming aware of the circumstances giving rise to such Additional Compensation. Notwithstanding anything contained in this Agreement, (i) the Dodd - Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof and (ii) all requests, rules, regulations, guidelines or directives whether concerning capital adequacy or liquidity promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed a “Change in Law” regardless of the date enacted, adopted, applied or issued. 14.02 Prepayment of Rateable Portion Notwithstanding the provisions hereof, if a Lender gives the notice provided for in Sec tion 14.01 with respect to any Advance (an “ Affected Loan ”), the affected Borrower may, upon ten Business Days’ notice to that effect given to such Lender and to the Agent (which notice will be irrevocable), prepay in full without penalty such Lender’s Proportionate Share of the Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment and such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re - employment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Affected Loan or any part thereof on other than the last day of the applicable Interest Period, and upon such payment being made that Lender’s obligations to make such Affected Loans to the Borrowers under this Agreement will terminate.

- 136 - 3. Illegality If the adoption of any Applicable Law or any change therein or in the interpretation or application thereof by any court or by any governmental or other authority or central bank or comparable agency or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority, central bank or comparable agency or entity, after the date hereof makes it unlawful or impossible for any Lender to make, fund or maintain an Advance under the Credit Facilities or to give effect to its obligations in respect of such an Advance, such Lender may, by written notice thereof to the Borrowers and to the Agent declare its obligations under this Agreement (or its obligations with respect to such Advance, if applicable) to be terminated whereupon the same will forthwith terminate, and the Borrowers will prepay within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed) the principal of such Advance together with accrued interest, such Additional Compensation, if any, as may be applicable to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re - employment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Advance or any part thereof on other than the last day of the applicable Interest Period. If any such change will only affect a portion of such Lender’s obligations under this Agreement which is, in the opinion of such Lender and the Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Obligors hereunder, such Lender will only declare its obligations under that portion so terminated. 4. Taxes (1) All payments to be made to the Agent or the Lenders pursuant to the Credit Documents will be made free and clear of, and without reduction for or on account of, any present or future Taxes; provided, however, if any Taxes are required by Applicable Law to be withheld from any interest or other amount payable to the Agent or any Lender under any Credit Document, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law and, if such Tax is a Tax other than an Excluded Tax, the amount so payable by the applicable Obligor to the Agent or such Lender will be increased to the extent necessary to yield to the Agent or such Lender, on a net basis after payment of all Taxes (including all Taxes imposed (other than Excluded Taxes) on any additional amounts payable under this Section), interest or any such other amount payable under such Credit Document at the rate or in the amount specified in such Credit Document. The Obligors will be fully liable and responsible for and will, promptly following receipt of a request from the Agent, pay to the Agent any and all Taxes in the nature of sales, use, excise, value - added, goods and services, harmonized sales, stamp, property and similar Taxes payable under the laws of Canada, any Province of Canada, the United States of America, any State of the United States of America or any other country or jurisdiction with respect to any and all goods and services made available under the Credit Documents to any Obligor by the Agent and the Lenders, or any and all Taxes arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Credit Documents, but not including any Excluded Taxes. Whenever any Taxes are payable by an

- 137 - Obligor pursuant to this section, for the account of the Agent or a Lender, a certified copy of an original official receipt showing payment of such Taxes (or other reasonable documentary evidence of such payment) will be promptly provided by such Obligor to the Agent or such Lender. If an Obligor fails to pay any Taxes (other than Excluded Taxes) in respect of any payment made to the Agent or the Lenders pursuant to the Credit Documents when due or if an Obligor fails to remit to the Agent the required documentary evidence of such payment, the Obligors will indemnify and save harmless the Agent and the Lenders from any incremental Taxes (other than Excluded Taxes), interest, penalties or other reasonable expenses that may become payable by the Agent or by any Lender or to which the Agent or any Lender may be subjected as a result of any such failure. A certificate of the Agent or any Lender as to the amount of any such Taxes (other than Excluded Taxes), interest or penalties and containing reasonable details of the calculation of such Taxes, interest or penalties will be, absent manifest error, prima facie evidence of the amount of such Taxes, interest or penalties, as the case may be. If an Obligor has paid over or remitted an amount on account of Taxes pursuant to the foregoing provision and the amount so paid over or remitted is subsequently refunded to such Lender, in whole or in part, such Lender will remit to the such Obligor, provided there is then no Pending Event of Default or Event of Default and subject to the set off rights of the Lenders, such an amount equal to such refund (but only to the extent of indemnity payments or additional amount paid under this section with respect to the Taxes giving rise to such refund), net of all out - of - pocket expenses (including Taxes) of such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). The applicable Obligor, upon request of a Lender, shall repay to such Lender the amount paid over pursuant to the foregoing sentence (plus penalties, interest or other charges imposed by the relevant Governmental Authority). Notwithstanding anything to the contrary in the preceding two sentences, in no event will a Lender be required to pay any amount to an Obligor pursuant to this section the payment of which would place such Lender in a less favorable net after - Tax position than such Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. The foregoing three sentences shall not be construed to require any Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Obligors or any other Person. (2) Notwithstanding anything to the contrary contained herein, neither the Agent nor any US Lender shall be entitled to any additional payments or indemnification under Section 14.04(1) with respect to withholding Taxes (a) to the extent that the obligation to withhold amounts existed on the date that the Agent or such US Lender became a party to this Agreement (except to the extent such US Lender is an assignee of any other US Lender that was entitled, at the time the assignment of such other US Lender became effective, to receive additional amounts or indemnification under Section 14.04(1) ) or (b) that are directly attributable to the failure by such US Lender to deliver the documentation required to be delivered pursuant to Section 14.04(3), (4) or (5) . (3) Each US Lender that is not a United States person as defined in Section 7701(a)(30) of the Code and that, at any of the following times, is entitled to an exemption from or reduction in United States withholding tax shall (a) on or prior to the date such US Lender becomes a party to this Agreement, (b) on or prior to the date on which any such form or

- 138 - certification expires or becomes obsolete, (c) after the occurrence of any event requiring a change in the most recent form or certification previously delivered by it and (d) from time to time if requested by the US Borrower or the Agent, provide the Agent and the US Borrower with two completed originals of each of the following, as applicable: (i) Forms W - 8ECI (claiming exemption for US withholding tax because the income is effectively connected with a U.S. trade or business), W - 8BEN (through December 31, 2014) or W - 8BEN - E (claiming exemption from, or a reduction of, U.S. withholding tax under an income tax treaty) or any successor forms, (ii) in the case of such US Lender claiming exemption under Sections 871(h) or 881(c) of the Code, Form W - 8BEN (through December 31, 2014) or W - 8BEN - E (claiming exemption from U.S. withholding tax under the portfolio interest exemption) or any successor form and a certificate in form and substance acceptable to the Agent that such US Lender is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the US Borrower within the meaning of Section 881(c)(3)(B) of the Code or (C) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code or (iii) any other applicable document prescribed by the US Internal Revenue Service certifying as to the entitlement of such US Lender to such exemption form United States withholding tax or reduced rate with respect to all payments to be made to such US Lender under the Credit Documents. (4) Each US Lender that is a United States person as defined in Section 7701(a)(30) of the Code shall (A) on or prior to the date such US Lender becomes a party to this Agreement, (B) on or prior to the date on which any such form or certification expires or becomes obsolete, (C) after the occurrence of any event requiring a change in the most recent form or certification previously delivered by it and (D) from time to time if requested by the US Borrower or the Agent, provide the Agent and the US Borrower with two completed originals of Form W - 9 (certifying that such US Lender is entitled to an exemption for U.S. backup withholding tax) or any successor form. (5) If a payment made to a Lender under any Credit Document would be subject to U.S. federal withholding or Canadian Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the applicable Borrower and the Agent, at the time or times prescribed by law and at such time or times reasonably requested by such Borrower or the Agent, such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by such Borrower or the Agent as may be necessary for such Borrower and the Agent to comply with their obligations under FATCA, to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (5), “FATCA” shall include any amendments made to FATCA after the date of this Agreement. (6) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Credit Document shall deliver to the Borrowers and the Agent, at the time or times reasonably requested by a Borrower or the Agent, such properly completed and executed documentation reasonably requested by such Borrower or the Agent as will permit such payments to be made without withholding or at a reduced rate of withholding.

- 139 - In addition, any Lender, if reasonably requested by a Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by a Borrower or the Agent as will enable the Borrowers or the Agent to determine whether or not such Lender is subject to the backup withholding or information reporting requirements. Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrowers and the Agent of its legal inability to do so. Notwithstanding anything to the contrary in the preceding three sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Sections 14.04(3), (4) and (5) ) shall not be required if in a Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial positions of such Lender. (7) If an Obligor determines in good faith that a reasonable basis exists for contesting any Taxes for which payment has been made under this Sec tion 14.04 , the Agent or relevant Lender, as applicable, shall cooperate with the Obligor in a reasonable challenge of such Taxes if so requested by the Obligor; provided that (a) such Lender or the Agent determines in its reasonable discretion that it would not be prejudiced by cooperating in such challenge, (b) the Obligor pays all related expenses of such Lender or the Agent and (c) the Obligor indemnifies such Lender or the Agent for any liabilities or other reasonable costs incurred by such Lender or the Agent, as applicable, in connection with such challenge. The preceding sentence shall not be construed to require the Agent or any Lender to make available its Tax returns (or any other information that it deems confidential) to the Obligors or any other Person. ARTICLE 15 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS 15.01 Successors and Assigns (1) The Credit Documents (other than Hedges to which a Lender or its affiliate is the counterparty) will be binding upon and enure to the benefit of the Agent, each Lender, the Borrowers and their successors and assigns, except that the Borrowers, other than as otherwise permitted hereunder, will not assign any rights or obligations with respect to this Agreement or any of the other Credit Documents without the prior written consent of all of the Lenders and none of the Lenders will assign any of their rights and obligations under this Agreement or any of the other Credit Documents (other than Hedges to which a Lender or its affiliate is the counterparty) except in accordance with this Agreement. (2) Except (a) from one Canadian Lender to another Canadian Lender, (b) from one US Lender to another US Lender, or (c) from one Lender to one of its Affiliates under this Agreement, none of the rights and obligations of the Lenders under this Agreement or any of the other Credit Documents may be assigned in whole or in part except with the prior written consent of the Borrowers, such consent not to be unreasonably withheld. For greater certainty, each Lender (other than a Domestic Lender and the LC Lender) must have Commitments in both Revolving Facilities unless an Event of Default or a Pending Event of Default has occurred and is continuing. Notwithstanding the foregoing, no consent of the Borrowers is required in respect of any assignment by any one or more of the Lenders following the occurrence of a

- 140 - Pending Event of Default or an Event of Default and for so long as it is continuing. Subject to the foregoing, any assignment made by one or more of the Lenders in accordance herewith will be made in accordance with the provisions of Sec tion 15.02 and the other terms of this Agreement. The Borrowers hereby consent to the disclosure of any Information to any potential Lender or Participant provided that the potential Lender or Participant agrees in writing to keep the Information confidential as required pursuant to Section 16.01 hereof and to return such Information if it does not become a Lender or a Participant. (3) Each assignment will be of a uniform, and not a varying, percentage of all rights and obligations of the assignor(s). Each such assignment will, unless an Event of Default exists, be in a principal amount of not less than the lesser of the entire amount of such Lender’s interest, and <Redacted>; provided, however, there will be no minimum assignment amount (i) following the occurrence of an Event of Default and for so long as it is continuing, or (ii) in respect of an assignment from one Lender to any other Lender or to any Affiliate of a Lender, and each Lender will be entitled to hold and assign interests of less than <Redacted> if the total Commitments held by such Lenders and Affiliates of such Lender are equal to or greater than <Redacted>. The determination of the Commitments of a Lender under this Sec tion 15.01(3) will be made as of the effective date of the Assignment Agreement relating to any assignment. (4) Notwithstanding any provision in this Agreement to the contrary, each Lender agrees that it will not assign all or any portion of its rights under this Agreement including, without limitation, any portion of its Commitment without ten Business Days prior notice to the Agent and without the prior written consent of the Agent. (5) A participation by a Lender of its interest (or a part thereof) hereunder or a payment by a Participant to a Lender as a result of the participation will not constitute a payment hereunder to the Lender or an Advance to a Borrower. 2. Assignments (1) Subject to Sec tion 15.01 and the other terms of this Agreement, the Lenders collectively or individually may assign to one or more assignees all or a portion of their respective rights and obligations under this Agreement (including, without limitation, all or a portion of their respective Commitments); provided that no such assignment shall be made to (A) any Borrower, any other Obligor, any Obligor’s Affiliates or Subsidiaries, (B) to any Non - Funding Lender or any of its Affiliates or Subsidiaries, or (C) to a natural Person. There will be no restrictions on assignments while an Event of Default exists. The parties to each such assignment will execute (together with the Agent) and deliver a Canadian Assignment Agreement in the case of an assignment of a Lender’s Commitment in respect of the Canadian Revolving Facility or the LC Facility and a US Assignment Agreement in the case of a Lender’s Commitment in respect of the US Revolving Facility (each, an “ Assignment Agreement ”) to the Agent and the Agent will deliver such Assignment Agreement to the Borrowers. In addition the Borrowers will execute such other documentation as a Lender may reasonably request for the purpose of any assignment or participation. The assignor will pay a processing and recording fee of <Redacted> to the Agent. After such execution, delivery, acknowledgement and recording in the Register (i) the assignee thereunder will be a party to this Agreement and, to the extent that rights and obligations hereunder have been assigned to it, have the rights and obligations of a

- 141 - Lender hereunder and (ii) the assigning Lender thereunder will, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, relinquish its rights and be released from its obligations under this Agreement, other than obligations in respect of which it is then in default, and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender will cease to be a party hereto; provided that such assigning Lender shall continue to be entitled to the benefits of Sections 14.01, 14.03 and 14.04 with respect to facts and circumstances occurring prior to the effective date of such assignment. (2) The agreements of an assignee contained in an Assignment Agreement will benefit the assigning Lender thereunder, the other Lenders and the Agent in accordance with the terms of the Assignment Agreement. (3) The Agent will maintain at its address referred to herein a copy of each Assignment Agreement delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and the Commitment under the Credit Facilities of each Lender from time to time (the “ Register ”). The entries in the Register will be conclusive and binding for all purposes, absent manifest error. The Borrowers, the Agent and each of the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any Person as a Lender unless it is recorded in the Register as a Lender. The Register will be available for inspection by the Borrowers or any Lender at any reasonable time and from time to time upon reasonable prior notice. (4) Upon its receipt of an Assignment Agreement executed by an assigning Lender and an assignee and approved by the Borrowers (other than while an Event of Default or a Pending Event of Default exists when no such approval will be necessary), the Agent will, if the Assignment Agreement has been completed and is in the required form with such immaterial changes as are acceptable to the Agent: (a) acknowledge the Assignment Agreement; (b) record the information contained therein in the Register; and (c) give prompt notice thereof to the Borrowers and the other Lenders, and provide them with an updated version of Schedule A. (5) Notwithstanding anything to the contrary set forth above, any Lender may (without requesting the consent of any Borrower or the Agent) pledge its Advances to the Bank of Canada or to a Federal Reserve Bank, as the case may be, in support of borrowings made by such Lender from the Bank of Canada or such Federal Reserve Bank, as the case may be. (6) If, as a result of any assignment or participation pursuant to this Sec tion 15.02 or Section 15.03 made at a time no Event of Default exists a Borrower would be obliged to pay Additional Compensation (within the meaning of Section 14.01 ), or deduct or withhold any Taxes and make increased payments pursuant to Section 14.04, in excess, at the time, of those which such Borrower would have been required to pay, deduct or withhold had such assignment

- 142 - or participation not taken place, such Borrower will be relieved of those obligations to the extent of such excess. 3. Participations (1) Each Lender may (subject to the provisions of Sec tion 15.01(1) ) sell participations to one or more banks, financial institutions or other Persons (other than (x) any Borrower, any other Obligor, any Obligor’s Affiliates or Subsidiaries, or (y) to a natural Person) (each, a “ Participant ”) in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment), but the Participant will not become a Lender and: (a) the Lender’s obligations under this Agreement (including, without limitation, its Commitment) will remain unchanged; (b) the Lender will remain solely responsible to the other parties hereto for the performance of such obligations; (c) the Borrowers, the Agent and the other Lenders will continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement; and (d) no Participant will have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any Person therefrom. (2) Subject to Sec tion 15.02(6), the Borrowers agree that each Participant shall be entitled to the benefits of Sections 14.01 , 14.03 and 14.04 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 15.02. (3) Each Lender that sells a participation shall, acting solely for this purpose as a non - fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Advances or other obligations under the Credit Documents (the “ Participant Register ”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Advances, Letters of Credit or its other obligations under any Credit Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103 - 1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

- 143 - ARTICLE 16 GENERAL 16.01 Exchange and Confidentiality of Information (1) Each of the Lenders and the Agent acknowledges the confidential nature of the financial, operational and other information, reports and data provided and to be provided to them by the Borrowers and each other Obligor pursuant to this Agreement (the “ Information ”) and agrees to hold the Information in confidence and will not discuss or disclose or allow access to, or transfer or transmit the Information to any person, provided however that: (a) each of the Lenders and the Agent may disclose all or any part of the Information if such disclosure is required by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement, provided that in any such circumstance the Lenders and the Agent, as soon as reasonably practicable, will advise the Canadian Borrower of their obligation to disclose such Information in order to enable the Canadian Borrower, if it so chooses, to attempt to ensure that any such disclosure is made on a confidential basis; (b) each of the Lenders and the Agent may disclose Information to each other, their respective Affiliates and to any permitted assignees or Participants and to their respective counsel, agents, auditors, employees and advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential; (c) each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential permitted assignees for the purposes of assignment pursuant to Sec tion 15.02 or any Participant for the purposes of a participation, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential; (d) each of the Lenders and the Agent may disclose all or any part of the Information on a confidential basis to any direct or indirect contractual counter party or prospective counter party to a swap agreement, credit linked note or similar transaction, or such contractual counter parties’ or prospective counter parties professional advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential; (e) each of the Lenders and the Agent may disclose all or any part of the Information so as to enable such Lender or the Agent to initiate any lawsuit against any Obligor or to defend any lawsuit commenced by any Obligor in respect of the Credit Documents, the issues of which are directly or indirectly related to the

- 144 - Information, but only to the extent such disclosure is necessary or desirable to the initiation or defence of such lawsuit; (f) each of the Lenders and the Agent may disclose all or any part of the Information on a confidential basis, with the prior written consent of either Borrower, to any insurance or re - insurance company for the purpose of obtaining insurance in respect of the Credit Facilities provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential; and (g) each of the Lenders and the Agent may disclose Information to any person with the prior written consent of either Borrower. (2) information: Notwithstanding the foregoing, “ Information ” will not include any such (a) which is or becomes readily available to the public (other than by a breach hereof or by a breach of an obligation of confidentiality imposed on a permitted assignee or Participant or other person referred to in this Section) or which has been made readily available to the public by an Obligor; (b) which the Agent or any Lender can show was, prior to receipt thereof from an Obligor, lawfully in the Agent’s or the Lender’s possession and not then subject to any obligation on its part to or for the benefit of such Obligor to maintain confidentiality; or (c) which the Agent or any Lender received from a third party, prior to receipt thereof from an Obligor, which was not, to the knowledge of the Agent or such Lender after due enquiry, subject to a duty of confidentiality to or for the benefit of such Obligor at the time the Information was so received. 16.02 Nature of Obligations under this Agreement (1) The obligations of each Lender and of the Agent under this Agreement are several and not joint and several. The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrowers of any of their respective obligations hereunder. (2) Neither the Agent nor any Lender will be responsible for the obligations of any other Lender hereunder. 16.03 Notice Any notice or communication to be given under this Agreement (other than telephone notice as specifically provided in this Agreement) may be effectively given by delivering (whether by courier or personal delivery) the same at the mailing addresses set out on the signature pages of this Agreement (or with respect to any assignee pursuant to Sec tion 15.02, to the mailing address provided by such assignee to the Borrowers and the Agent in connection

- 145 - with the applicable transfer or assignment to such assignee) or by facsimile or electronic communication (including e - mail) to the parties at the facsimile numbers or email addresses set out on the signature pages of this Agreement (or with respect to any assignee pursuant to Sec tion 15.02 , to the facsimile number provided by such assignee to the Borrowers and the Agent in connection with the applicable transfer or assignment to such assignee). Any notice sent by facsimile or electronic communication (including e - mail) will be deemed to have been received on transmission (and receipt of confirmation of transmission) if sent by any party to this Agreement before 4:00 p.m. (Toronto time) on a Business Day and, if not, on the next Business Day following transmission. Any party may from time to time notify the other parties, in accordance with the provisions of this Section, of any change of its mailing address, facsimile number or email address which after such notification, until changed by like notice, will be the mailing address, facsimile number or email address, as the case may be, of such party for all purposes of this Agreement. 4. Governing Law This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where Property or assets of the Borrowers may be found. 5. Judgment Currency (1) If for the purpose of obtaining or enforcing judgment against any Obligor in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Sec tion 16.05 referred to as the “ Judgment Currency ”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding: (a) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date ; or (b) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Sec tion 16.05(1)(b) being hereinafter in this Section 16.05 referred to as the “ Judgment Conversion Date ”). (2) If, in the case of any proceeding in the court of any jurisdiction referred to in Sec tion 16.05(1)(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable Obligor will pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

- 146 - (3) Any amount due from an Obligor under the provisions of Sec tion 16.05(2) will be due as a separate debt and will not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement. (4) The term “rate of exchange” in this Sec tion 16.05 means the spot rate of exchange based on Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, in the Judgment Currency published or quoted by the Bank of Canada at the close of business for the Business Day in question (or, if such conversion is to be made before close of business on Such Business Day, then at close of business on the immediately preceding Business Day), or if such rate is not so published or quoted by the Bank of Canada, such term will mean the Equivalent Amount of the Judgment Currency. 6. Benefit of the Agreement This Agreement will enure to the benefit of and be binding upon the Borrowers, the Lenders, the Agent and their respective permitted successors and permitted assigns. 7. Severability Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. 8. Whole Agreement From the Effective Date, this Agreement is and shall for all purposes be deemed to be an amendment and restatement of the provisions of the Eighth Amended and Restated Credit Agreement and shall, from the Effective Date, supersede all prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof. This Agreement does not constitute a novation of the Eighth Amended and Restated Credit Agreement. Prior to the Effective Date, or if the Effective Date never occurs, the Eighth Amended and Restated Credit Agreement shall continue in full force and effect in accordance with its terms. 9. Obligations under the Eighth Amended and Restated Credit Agreement The Borrowers and each Lender agree that any Advance (as that term is defined in the Eighth Amended and Restated Credit Agreement) unpaid on the Effective Date, shall be an Advance under the Canadian Revolving Facility or the US Revolving Facility, as applicable, in accordance with the terms and conditions specified in this Agreement. 16.10 Further Assurances Each Borrower, each Lender and the Agent will promptly cure any default by it in the execution and delivery of this Agreement, the Credit Documents or of any the agreements provided for hereunder to which it is a party. Each Borrower, at its expense, will promptly execute and deliver to the Agent, upon request by the Agent, all such other and further

- 147 - documents, agreements, opinions, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of such Borrower hereunder or more fully to state the obligations of such Borrower as set forth herein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith. 11. Waiver of Jury Trial THE BORROWERS HEREBY KNOWINGLY VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY AGENT, ANY LENDER OR ANY OF THE BORROWERS. THE BORROWERS ACKNOWLEDGE AND AGREE THAT THEY HAVE RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER CREDIT DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDERS ENTERING INTO THIS AGREEMENT AND EACH OTHER CREDIT DOCUMENT. 12. Consent to Jurisdiction (1) Each Borrower irrevocably submits to the non - exclusive jurisdiction of the courts of the Province of Ontario and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such court. Each Borrower hereby irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. (2) Each Borrower hereby irrevocably consents to the service of any and all process in such action or proceeding by the delivery of such process to such Borrower at its address provided in accordance with Sec tion 16.03 . 13. Time of the Essence Time will be of the essence of this Agreement. 14. Counterparts This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and it will not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. 15. Electronic Execution and Delivery Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic means shall be effective as delivery of an original counterpart of this

- 148 - Agreement. The words “execution”, “signed”, “signature”, and words of like import in this Agreement shall be deemed to include electronic signature or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law. 16.16 Term of Agreement (1) This Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations, other than those Obligations of the Obligors to indemnify the Agent and the Lenders, including, without limitation, the indemnities set forth in Sections 4.05 , 5.02 , 5.03 , 13.11 and Article 12 and Article 14, which shall survive and continue to be in full force and effect. (2) Upon payment and performance in full of all of the Obligations in accordance with Sec tion 16.16(1) , the provisions of this Agreement that apply to or for the benefit of the Lender Hedge Providers including, without limitation, the provisions of this Agreement that allow for the Lender Hedge Providers to benefit from the Security shall survive and continue to be in full force and effect. Notwithstanding the definition “Majority Lenders”, upon such payment and performance, “Majority Lenders” shall mean the Lender Hedge Providers holding at least 66⅔% of the aggregate of (x) the Aggregate Swap Exposures of all Lender Hedge Providers and (y) the aggregate of the net amounts owing under all Hedges entered into by Lender Hedge Providers that have been terminated in accordance with their terms. 17. USA Patriot Act Each Lender that is subject to the requirements of the Patriot Act hereby notifies the Borrowers that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of the Borrowers and other information that will allow such Lender to identify the Borrowers in accordance with the Act. 18. Anti - Money Laundering Legislation (1) The Borrowers acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti - money laundering, anti - terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “ AML Legislation ”), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrowers, the Guarantors, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrowers and the Guarantors, and the transactions contemplated hereby. The Borrowers shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence. (2) Each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrowers or the Guarantors or any authorized signatories of the Borrowers or a

- 149 - Guarantor on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrowers or any Guarantor or any such authorized signatory in doing so. [SIGNATURE PAGES FOLLOW]

[SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] IN WITNESS WHEREOF the parties hereto have executed this Agreement. BORROWERS: Address: JUST ENERGY ONTARIO L.P. by its general partner, JUST ENERGY CORP. <Redacted> By: Name: Attention: <Redacted> Title: Facsimile: <Redacted> Email: <Redacted> By: Name: Title: Address: JUST ENERGY (U.S.) CORP. <Redacted> By: Name: Attention: <Redacted> Title: Facsimile: <Redacted> Email: <Redacted> By: Name: Title:

S - 2 [SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] AGENT: Address: NATIONAL BANK OF CANADA, as Administrative Agent <Redacted> By: Name: Title: Attention: <Redacted> By: Facsimile: <Redacted> Name: Email: <Redacted> Title:

S - 3 [SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] LENDERS: Address: NATIONAL BANK OF CANADA, as Canadian Lender and a Canadian Issuing Lender <Redacted> By: Na m e: Title: Attention: <Redacted> By: Na m e: Title:

S - 4 [SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] Address : CANADIAN IMPERIAL BANK OF COMMERCE, as Canadian Lender, Canadian Swingline Lender, a Canadian Issuing Lender and LC Lender < R e d ac t e d > By: Na m e: Title: Attention: <Redacted> By: Facsimile: <Redacted> Name: Title:

S - 5 [SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] Address: ATB FINANCIAL, as Canadian Lender < R e d ac t e d > By: Na m e: Title: Attention: <Redacted> Telephone: <Redacted> By: Facsimile: <Redacted> Name: Title:

S - 6 [SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] Address: HSBC BANK CANADA, as Canadian Lender <Redacted> Attention : <Redacted> Telephone : <Redacted> Facsimile : <Redacted> E m a il : < R e d ac t e d > By: Na m e: Title: By: Na m e: Title:

S - 7 [SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] Address: CANADIAN WESTERN BANK, as Canadian Lender < R e d ac t ed > By: Attention: < R e d ac t e d > Name: Telephone : <Redacted> Title: Facsimile: < R e d ac t e d > Email: < R e d ac t e d > By: Name: Title:

S - 8 Address: JPMORGAN CHASE BANK, N.A., as Canadian Lender <Redacted> Attention : <Redacted> Telephone : <Redacted> Facsimile : <Redacted> E m a il : < R e d ac t e d > By: Name: Title: By: Name: Title:

S - 9 [SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] Address: MORGAN STANLEY SENIOR FUNDING, INC., as Canadian Lender <Redacted> Attention : <Redacted> Facsimile : <Redacted> Email : <Redacted> By: Name: Title: By: Name: Title:

S - 10 [SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] Address : CANADIAN IMPERIAL BANK OF COMMERCE, as US Lender and a US Issuing Lender < R e d ac t e d > By: Na m e: Title: Attention: <Redacted> By: Facsimile: <Redacted> Name: Title:

S - 11 [SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] Address : CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK BRANCH, as a US Issuing Lender (solely in respect of the Existing CIBC US Letters of Credit) < R e d ac t e d > By: Na m e: Title: Attention: <Redacted> By: Facsimile: <Redacted> Name: Title:

S - 12 [SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] Address: NATIONAL BANK OF CANADA, as US Lender and a US Issuing Lender <Redacted> By: Na m e: Title: Attention: <Redacted> By: Facsimile: <Redacted> Name: Title:

S - 13 Address: HSBC BANK CANADA, as US Lender <Redacted> Attention: <Redacted> By: Telephone: <Redacted> Name: Facsimile: <Redacted> Title: Email: <Redacted> By: Name: Title:

S - 14 [SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] Address: JPMORGAN CHASE BANK, N.A., as US Lender <Redacted> Attention: <Redacted> By: Telephone: <Redacted> Name: Facsimile: <Redacted> Title: By: Email: <Redacted> Name: Title:

S - 15 [SIGNATURE PAGE TO NINTH AMENDED AND RESTATED CREDIT AGREEMENT] Address: MORGAN STANLEY SENIOR FUNDING, INC., as US Lender <Redacted> Attention : <Redacted> Facsimile : <Redacted> Email : <Redacted> By: Name: Title: By: Name: Title:

SCHEDULE A

COMMITMENTS

	CANADIAN REVOLVING FACILITY	**US REVOLVING FACILITY**[1]	**LC FACILITY**
Lender Group: (Canadian Lenders/US Lenders)	**Canadian Lender Commitment Cdn.$**	**US Lender Commitment Cdn.$**	**LC Lender Commitment Cdn.$**
Canadian Imperial Bank of Commerce/Canadian Imperial Bank of Commerce	$[●][2]	$[●][3]	$[●][4]
National Bank of Canada/National Bank of Canada	$[●]	$[●]	-
HSBC Bank Canada/HSBC Bank Canada	$[●]	$[●]	-
ATB Financial	$[●]	-	-
Canadian Western Bank	$[●]	-	-
JPMorgan Chase Bank, N.A./JPMorgan Chase Bank, N.A.	$[●]	$[●]	-
Morgan Stanley Senior Funding, Inc. / Morgan Stanley Senior Funding, Inc.	$[●]	$[●]	-
Total Commitments	$[●]	$[●]	$[●]

---

1 As of the Effective Date, the US Swingline Lender has not been selected.

2 Commitment includes a Canadian Swingline Facility in an amount not to exceed Cdn.$10,000,000 and any Letters of Credit issued by Canadian Imperial Bank of Commerce pursuant to the Canadian Revolving Facility (including all Existing CIBC Letters of Credit). As of the Effective Date, the Canadian Borrower has elected to utilize up to <Redacted> of the Canadian Swingline Facility.

3 Commitment includes all Existing CIBC US Letters of Credit.

4 Commitment includes all Existing LC Facility Letters of Credit.